Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

Annual Report 2014-15



RENEW.
NEW.
CULTURE OF LEARNING AND EDUCATION
RENEW
NEW
AMPLIFYING SERVICE LINES
APPLICATION DEVELOPMENT
HIGHER PRODUCTIVITY
DEEPER RELEVANCE
BUSINESS CONSULTING
AMPLIFY USING KNOWLEDGE, IMAGINATION AND CONVICTION
IP EXCELLENCE
NEW PLATFORMS
BIG DATA AND ANALYTICS
ENGINEERING SERVICES
FINACLE
EDGE
MACHINE LEARNING
ANALYTICS
MOBILITY
CLOUD
SENSORS
SOCIAL
DESIGN THINKING
IDEA INCUBATION
EXCELLENCE MINDSET
NEW FRONTIERS
BUSINESS MODELS
NEW TECHNOLOGY
ARCHITECTURE MODELS
FINANCIAL SERVICES



Narayana Murthy



Nandan M. Nilekani



S. Gopalakrishnan



S. D. Shibulal

A tribute to our founders



K. Dinesh



N. S. Raghavan



Ashok Arora

The year 2014 was a milestone in our Company's history, when we bid farewell to three of our founders who held executive positions in the Company during the year – Narayana Murthy, S. Gopalakrishnan and S. D. Shibulal.

Narayana Murthy stepped down as the Chairman of the Board on October 10, 2014. His vision, leadership and guidance have been an inspiration to Infosys, the Indian IT industry and an entire generation of technology entrepreneurs. He propelled the Company into accomplishing many firsts and in setting industry benchmarks on several fronts. He espoused the highest level of corporate governance standards that have defined Infosys over the years and made us a globally respected corporation. Between June 2013 and October 2014, he guided the Company through a period of stabilization and leadership transition.

S. Gopalakrishnan stepped down as Vice Chairman of the Board on October 10, 2014. Kris, as he is popularly known, served the Company in several capacities over the last 33 years. As the Chief Executive Officer between 2007 and 2011, he steered the Company at a time when the world was faced with economic crises. Ranked as a global thought leader, Kris has led the technological evolution of the Company.

S. D. Shibulal stepped down as the Company's Chief Executive Officer on July 31, 2014. Shibu, as he is fondly called, was instrumental in the evolution of our Global Delivery Model, and pioneered initiatives to expand our business portfolio with consulting services and intellectual property creation. Earlier, as our Chief Operating Officer, he strengthened the Company's business model to cater to a broadening portfolio of services, expanded client relationships and scalable operations.

In October 2014, at an event to celebrate them and the other founders — Nandan M. Nilekani, K. Dinesh, N. S. Raghavan, and Ashok Arora — the Company and its well-wishers paid tribute to the founders' bold vision, generosity of character and phenomenal achievements, and thanked them for laying the foundation of values that still drive us today. Although they are no longer a part of the day-to-day operations of the Company, we at Infosys are committed to continuing the journey that was started all those years ago. In the words of John F. Kennedy, *"As we express our gratitude, we must never forget that the highest appreciation is not to utter words but to live by them."*

In fiscal 2015, we also bid farewell to executive directors Srinath Batni and B. G. Srinivas, who were an integral part of the Infosys journey.

To these gentlemen and their families, on behalf of our employees and investors, we express our deepest appreciation and our fondest wishes for a bright future.



Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director



Renew. New.

Culture of Learning and Education

> "The change from atoms to bits is irrevocable and unstoppable"
>
> — Nicholas Negroponte, *Being Digital*, 1994

When Dr. Negroponte made this observation more than 20 years ago, the digital revolution was in its infancy. Today, it is all around us, transforming every industry and walk of life in a fundamental way. The transformation creates value by dissolving intermediary layers, and bringing intelligence and empowerment directly to the end-points. What this means for us is an unprecedented opportunity to renew businesses, and also to build completely new ones.

Our corporate strategy focuses on both *renew and new* and we focus on how we are implementing these elements throughout this report.

Renewal involves the re-thinking of existing business systems and processes by leveraging new technologies and platforms – such as cloud,



> Our culture of continuous learning and education is the fundamental enabler of our *renew and new* strategy

mobility, analytics, and sensor networks. For us, it implies a need to renew existing service lines, such as consulting, business process management, engineering services, application development and maintenance, infrastructure management, testing services, digital services, and package implementation. These services have potential for significant renewal through automation, innovation and operational excellence.

New elements involve new ways of engaging with, and understanding customers – and exploring new markets and business models. This opens up opportunities for us to build strategic partnerships with clients, and co-create innovative solutions by leveraging the power of Design Thinking. It requires developing excellence in areas such as artificial intelligence, big data and analytics, open source software, and a deep engagement with the start-up community.

Our culture of continuous learning and education is the fundamental enabler of our *renew and new* strategy. Since its founding, Infosys has always had a deep learning culture. This differentiated capability makes us uniquely equipped to embrace change, and to amplify and accelerate value creation for our clients and ourselves.



Renewing our core business





Ravi Kumar S.

Executive Vice President and Global Head of Delivery

The *renew and new* strategy has been the fundamental axis around which we have re-imagined all our core service lines. The goal is to enhance our competitive advantage to sharper service line differentiation.

The most significant change made to renew the delivery organization is to restructure it around service line stacks globally. This will ensure clearer accountability for differentiating our service lines and thereby increase our market share. Here are a few examples on how we are renewing our current services:

Cloud and Infrastructure: We have embraced extreme automation to significantly reduce total cost of ownership for our clients. Our deep expertise in cloud services provides a compelling solution involving new areas of Information Technology – Operation Technology (IT/OT), Internet of Things (IoT), big data and analytics.

Independent Validation Services: In today's dynamic business world, the price of failure and, consequently, the price of rectification are going up exponentially. This means that verification and validation of products and services must upgrade and improve radically. Our Validation group is investing in automation tools and developing a partner ecosystem. We are also operationalizing innovative ideas, including crowd testing and machine learning-enabled automation.

Enterprise Intelligence: Business Intelligence (BI) today is no longer just a decision-making tool but a generator of deep insights for organizations

> We have restructured our delivery organization around service line stacks globally. This will ensure clearer accountability for differentiating our service lines and thereby increase our market share



Sudip Singh
Vice President and Head – Engineering Services

to gain an edge in the digital economy. Our business intelligence practice is embracing new technologies, offering real-time, in-memory visualization, and predictive and cognitive capabilities.

The secret sauce in the successful transformation of our core services is the continuous education of people working across the execution chain. Having trained more than 25,000 employees in Design Thinking, we are witnessing its benefits already as we implement our Bringing Innovation Culture in Every Project (BICEP) initiative.

Renewal of our Engineering Services:
At Engineering Services, we are focusing on developing the gold standard for Systems Engineering – a solution that has simplification and standardization, with a single source of engineering truth as its core. We have developed knowledge-based engineering automation tools that radically reduce the design development time. Our value engineering proposition enables our clients to achieve target manufactured cost, as against the target design cost.

These renewed offerings spring directly from our investment in developing a learning culture in the unit. Our new Engineering Academy offers specific domain, technology and practical training to our 9,000-strong team. We have also benefited on this front by working with start-ups in fiscal 2015.


3D



Sanjay Purohit

Senior Vice President and Global Head – Consulting

Reshaping consulting services

> Our consultants are partnering with clients to rapidly design business models, develop business processes and adapt to technology footprints that address the new reality

Consumer experience is evolving every day. Value chains are getting disintermediated, computing capability is scaling, and new business models are taking root even before previous ones stabilize. To stay relevant, our clients need to develop new approaches for renewing their existing businesses and concurrently imagine and innovate completely new businesses. Our consultants, operating in over 20 key markets, are partnering with clients to rapidly design business models, develop business processes and adapt to technology footprints that address this new reality. We are doing this in three significant ways:

Design: By leveraging Design Thinking, we are helping our clients gain a deeper understanding of their business and develop innovative responses to their most significant growth and cost challenges. Across industry segments, we are investing in educating our clients on Design Thinking, conducting design workshops to work on significant challenges, and extending rapid prototyping capabilities to develop innovative solutions.

Transcend: We are helping our clients transcend the limitations of traditional software packages by combining new technologies, open source and start-up innovations with our core capabilities in Enterprise Resource Planning (ERP), digital, analytics and organizational change. We are leveraging our new platforms in this journey.

Accelerate: The speed with which our clients respond to new realities is limited by their ability to change complex current technology landscapes. We are helping clients address this challenge by capturing the knowledge embedded in current applications using Artificial Intelligence (AI). Further, we are simplifying their functioning using cloud technologies, improving operational efficiency with automation, enhancing user experience by creating Application Programing Interfaces (APIs) and developing new applications.

Learning and sharing are the foundations of our global consulting capability. Every week, our consultants are sharing new industry-specific points of view with clients in innovative and immersive ways. As management consultants, we are aggressively working towards being the design partners of our clients rather than limiting ourselves to being traditional advisors and aggregators of past knowledge.



Re-imagining Business Process Management



Anup Uppadhayay

Chief Executive Officer and Managing Director, Infosys BPO Limited

> "Our aim is to make our BPO practice the exemplar of how business processes should be run"

Business process, as we know it, must be re-imagined in the digital world. On the one hand, all existing systems — and the processes that they run — must be renewed to help enterprises deal with change. On the other hand, next-generation business challenges need to be addressed.

This, in essence, means that we are dealing with two complementary themes. The first is the renewal of the known – bringing transformation improvements to our traditional process management, through automation, repeatability and artificial intelligence. Simultaneously, we need to focus our creativity and imagination on finding solutions for new kinds of business challenges.

We are taking the Design Thinking approach to re-imagine our Business Process Management (BPM) and Business Process Outsourcing (BPO) portfolio – to re-draw customer processes to discover problems rapidly, and to prototype and test through an iterative process.

Our aim is to make our BPO practice the exemplar of how business processes should be run. Our BPO centers will be the places where the most modern and cutting-edge ideas on process improvements are demonstrated.

As we look ahead, we at Infosys BPO are ready to seize this moment – to amplify our potential, widen our knowledge, expand our creative freedom, and use it all to create a better future for ourselves and our clients.



Rethinking our product paradigm





Michael Reh

Senior Vice President and Global Head – Finacle, EdgeVerve

> "At Finacle, we are helping banks use new technologies and business models, while our EdgeVerve solutions help enterprises transform into efficient and nimble organizations"

Our product solutions from Finacle and EdgeVerve — around procurement, supply chain, marketing, e-commerce and asset management — are designed to bring about technology transformations for our clients.

At Finacle, we are helping banks use new technologies and business models, while our EdgeVerve solutions help enterprises transform into efficient and nimble organizations. We are doing this by enabling our clients to:

Gain deep insights: Finacle Assure, our new preventive maintenance solution, helps banks monitor their IT systems 24/7. Finacle Assure detects and prevents system issues intelligently and empowers banks to gain a deeper insight into their technology usage. This drastically reduces the effort and time spent on maintenance and support, thus allowing banking leaders to focus on their innovation and transformation agendas.

Simplify: Technology operations, infrastructure and application landscapes can be significantly simplified by leveraging next-generation technologies and standardization.

Enhance flexibility: Our componentized architecture and open APIs help clients decouple back-end capabilities from the front-end.

Build great user experiences: We have embarked on a journey to deeply understand our end-users through the Design Thinking framework. This approach puts usability at the forefront of our solutions. For example, the Finacle Analytics Platform, along with Finacle Assure, amplifies opportunities for banks to design experience-oriented processes and applications that leverage mobile, analytical, and sensor access front-ends.

Explore new business models: Finacle Youth Banking is a first-of-its kind solution designed to introduce young people to the world of banking. This innovative solution opens up new revenue streams for banks.

While we do all this and more, it is important to remind ourselves that we are building this on our culture of innovation, purpose and learning. We will leverage inherent synergies by bringing our products to each of our clients, thereby helping the cross-pollination of best practices. By delivering pre-packaged cloud services in critical frontline areas, such as digital marketing, multi-channel commerce and trade, we will enable networked business models and operations in the new digital economy.

Leveraging the power of platforms



> We have narrowed our focus to three major areas that we believe will be critical in building the next big platform solution. These are data, automation and intelligence



Abdul Razack

Senior Vice President and
Head – Platforms, Big Data and Analytics

We are injecting new ideas and processes into our existing platform offerings, and adopting new problem-solving techniques. This enables us to deliver next-generation solutions to our clients.

We have narrowed our focus to three major areas that we believe will be critical in building the next big platform solution. These are data, automation and intelligence. Leveraging the power of open source, we have launched the Infosys Information Platform (IIP), a data analytics platform that enables businesses to operationalize their data assets and uncover new opportunities for rapid innovation and growth. IIP has already helped a leading global agri-business client improve the performance of its management reporting system.

We are consolidating reusable assets across all our customer engagements and driving efficiency in each of our service lines. In the operations of Infosys BPO, we are identifying repeatable steps that can be automated both from the process and experience perspectives, and applying these learnings across industries. In a similar vein, in our infrastructure managed services, we are focusing on automation, particularly with the aim of reducing the number of tickets or alerts that are manually handled, resulting in higher quality of service delivery, lower risk, and the ability to do more.

We have been concentrating so far on operations management for our clients. But we want to get to a place where we will be managing exceptions, and not entire operations. We believe that the combined power of data analytics, automation and intelligence will help us make the big leap from operations management to exception management. In this context, we are very excited about the acquisition of Panaya, which significantly enhances our automation capabilities in our packaged software offerings.

We have been using Design Thinking as a problem-finding methodology, which has in turn led us to apply some of the advances in technology to business outcomes. These applications that we build not only give us new revenue streams but also strengthen our platforms and differentiate us from pure technology and service providers.

The foundation for all this is the active culture of learning at Infosys that has made it easier for us to welcome new technologies to amplify our potential, and extend the learning to our employees and customers alike.



Gaining an edge with Design Thinking

> "The key feature of the Design Thinking exercise is that we need to work continuously at the intersection of desirability, feasibility and viability"

Design Thinking is an important enabler for us to renew our existing business, and to pursue new areas of innovation, by leveraging our foundation in learning and education. Design Thinking improves creative confidence, and the ability to proactively find problems, which are meaningful to clients, and provide innovative solutions to them.

Design Thinking encourages us to re-frame problems from an empathetic, human-centered perspective. It advocates rapid prototyping as a way to experiment, to improve learning velocity and to find solutions quickly. The key feature of the exercise is that we need to work continuously at the intersection of desirability, feasibility and viability.

On Desirability (D)

Think back to the last time you experienced delight. It could have been in the context of a product or a service, or during an interaction with a person. Delight can be a powerful and positive emotion. Product designers have always known that invoking delight in the person who interacts with the product is critical for commercial success. More recently, the understanding of the value in creating such delightful experiences has transcended the product world, and has been shown to apply equally to every function – in services, in customer relationships, in operations, and in learning and education.

Design Thinking gives us a framework to engage with end-consumers of these products or services in rich, meaningful conversations early in the process – and rapidly iterate towards the desirable solutions.

On Feasibility (F)

Available technology dictates what products and services we can possibly build at any time. For example, the miniaturization of electronic circuits now makes it possible to create sensors so small that they can be injected into the blood stream of humans, leading to early detection of heart attacks and many other diseases. Something like this, even if desirable, may not have been technologically feasible just a few years ago.



Ritika Suri

Vice President and Global Head – Corporate Development



Sanjay Rajagopalan

Vice President and Head – Design and Research



Navin Budhiraja

Vice President and Head – Architecture and Technology

Design Thinking requires one to build early prototypes to validate the feasibility — or the ability to implement using available technology — of those ideas. These rapid iterations also allow one to try different possible solutions to the same problem, thus increasing the likelihood of finding one that is both desirable and feasible.

On Viability (V)

The rapid, iterative, human-centric perspective in Design Thinking drives a deep understanding of the business needs of clients. This understanding, early in the process, steers focus on areas of greatest impact, both in terms of business outcomes or economic returns. In the process, it unlocks new and more sources of value with agile and adaptive commercialization models.

On Innovative Teams (D+F+V)

The three principles above need to be applied simultaneously at every stage of the innovation process for it to be effective. A product or service that optimizes one of these factors, while ignoring the others, will fail in the marketplace.

A 'T-shaped' individual is someone who has depth in any one of these three areas, and has a strong understanding and respect for the other two as well. The most successful teams are those that are made up of diverse and T-shaped people. It is for this reason that we at Infosys are focusing our efforts on establishing multi-disciplinary teams made up of strong innovators. Spurred by this thinking, we are rolling out exceptional training and education programs, which teach technologists and managers about design and business, and business experts about technology.

In the early stages of any new endeavor, before any financial metrics exist, the only metric that indicates progress is the velocity of learning. Thanks to the strong foundation in education put in place by our founders, we are uniquely prepared to take on this challenge.



The year at a glance

Indian GAAP – standalone

in ₹ crore, except per share data

	2015	2014	Growth (%)
Financial performance			
Income	47,300	44,341	6.7
Gross profit	19,472	17,603	10.6
Operating profit (PBIDTA)	13,962	12,527	11.5
Profit after tax [(1)]	12,164	10,194	19.3
EPS (par value of ₹5/- each) [(1)(2)]: Basic	105.91	89.20	18.7
Diluted	105.91	89.20	18.7
Financial position			
Cash and cash equivalents	27,722	24,100	15.0
Current investments	749	2,749	(72.8)
Net current assets	29,037	28,981	0.2
Fixed assets	8,116	6,686	21.4
Non-current assets (excluding fixed assets)	10,945	6,789	61.2
Total assets	61,813	52,712	17.3
Non-current liabilities	30	364	(91.8)
Shareholders' fund	48,068	42,092	14.2

[(1)] *After exceptional items* [(2)] *Adjusted for bonus shares allotted in December 2014*

Indian GAAP – consolidated

in ₹ crore, except per share data

	2015	2014	Growth (%)
Financial performance			
Income	53,319	50,133	6.4
Gross profit	21,485	19,329	11.2
Operating profit (PBIDTA)	14,871	13,381	11.1
Profit after tax [(1)]	12,372	10,656	16.1
EPS (par value of ₹5/- each) [(2)]: Basic	108.26	93.25	16.1
Diluted	108.25	93.25	16.1
Financial position			
Cash and cash equivalents	30,367	25,950	17.0
Current investments	872	3,024	(71.2)
Net current assets	31,739	31,047	2.2
Fixed assets	12,122	9,339	29.8
Non-current assets (excluding fixed assets)	6,925	4,549	52.2
Total assets	66,289	56,966	16.4
Non-current liabilities	50	405	(87.7)
Shareholders' fund	50,736	44,530	13.9

[(1)] *After share in net profit / loss of associate* [(2)] *Adjusted for bonus shares allotted in December 2014*

IFRS – consolidated

in ₹ crore, except per share data

	2015	2014	Growth (%)
Revenues	53,319	50,133	6.4
Gross profit	20,436	17,992	13.6
Operating profit	13,832	12,041	14.9
Net profit	12,329	10,648	15.8
EPS (par value of ₹5/- each) [(1)]: Basic	107.88	93.17	15.8
Diluted	107.88	93.17	15.8

[(1)] *Adjusted for bonus shares allotted in December 2014*

in US $ million, except per share data

	2015	2014	Growth (%)
Revenues	8,711	8,249	5.6
Gross profit	3,337	2,957	12.9
Operating profit	2,258	1,979	14.1
Net profit	2,013	1,751	15.0
EPS (par value of ₹5/- ($0.16) each) [(1)]: Basic	1.76	1.53	15.0
Diluted	1.76	1.53	15.0

[(1)] *Adjusted for bonus shares allotted in December 2014*

Contents



Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Letter to the stakeholder

Dear Stakeholder,

I am extremely proud and at the same time humbled to write to you for the first time as the CEO of Infosys. As someone who grew up in the world of technology and IT, I have tremendous respect for what Infosys' founders have built. Mr. Murthy and his co-founders opened an entirely new industry and with that, an opportunity for businesses to operate in entirely new ways and to bring new value by leveraging IT services. They also opened an unprecedented opportunity for people to pursue new career paths and new beginnings inside and outside their native countries. Infosys helped to not only make the world flat but articulated this in a way that opened imaginations worldwide. The Infosys founders were true entrepreneurs, but the unique things they brought to the company put Infosys in a different league – a sense of responsibility and quality in serving clients, an unparalleled integrity and transparency in operations, and a culture and a deeply held passion for education and training, scaling mountaintops only a rare few companies achieve in their entire history.

When we look at Infosys today, we can see that it has been a year of great transition for the company. Our full-year performance was average. There were hard-fought battles in a difficult climate, one in which clients' expectations are changing, new emerging technologies are rapidly coming to market and where the landscape of services companies has become vastly more competitive. We also faced our own internal issues leading to lagging growth while high attrition rates and the departures of many key executives put tremendous pressure on our business and on performance. We were learning to work in a new environment and in new ways, and it has been a difficult learning experience. But, with learning comes the promise of renewing ourselves and the opportunity to pursue entirely new horizons.

> "When we look at Infosys today, we can see that it has been a year of great transition for the company"

As I look over the last year, I already see many promising signs for the future. For the year ended March 31, 2015, consolidated revenues were ₹53,319 crore, which is a year-on-year growth of 6.4%. In U.S. dollar terms, consolidated revenues were US $8,711 million, which is a year-on-year growth of 5.6%. We saw significant cross-currency movements during the year, and our revenues grew by 7.1% in constant currency.

Our focus on operational improvements led to an increase in offshore effort mix from 69.4% in fiscal 2014 to 71.2% in fiscal 2015. Additionally, utilization (excluding trainees) improved from 76.4% in fiscal 2014 to 80.9% in fiscal 2015. These measures led to a significant improvement in operating margins to 25.9% in fiscal 2015 compared to 24.0% in fiscal 2014. This improvement was despite

stepped up investments in the business – we gave compensation increases to our employees effective April 1, 2014 and followed it up with a second round of increases to over 20,000 employees in Q3; we promoted over 25,000 employees during fiscal 2015 and increased the variable salary payout to 86% in fiscal 2015 compared to 64% in fiscal 2014. During the year, employee headcount increased to 1,76,187 from 1,60,405 for Infosys and its subsidiaries.

The improvement in operating margins also reflected in net profits growing by 15.8% year on year to ₹ 12,329 crore for the year ended March 31, 2015. Consequently, Earnings Per Share (EPS) also grew 15.8% to ₹ 107.88 during the year. We have been able to reduce quarterly annualized attrition for Infosys Limited from 23.4% in Q1 2015 to 13.4% in Q4 2015. The number of employees leaving Infosys Limited has reduced by more than half from May 2014 to March 2015. This shows that our efforts to increase investments in employees, provide them opportunities for promotion and increase the ease of doing business through simplification of internal processes, are being recognized by our employees.

With the objective of broadening the shareholder base and further enhancing liquidity, we announced a bonus issue of 1:1 in October 2014 which was completed in December 2014. This led to a 24% increase in the number of shareholders from 3,62,000 in September 2014 to 4,48,000 in December 2014. The Board, in its meeting on April 24, 2015, has considered, approved and recommended another 1:1 bonus issue for shareholders' approval.

In line with our focus on enhancing shareholder returns, the Board decided to increase the dividend payout ratio from up to 40% of post-tax profits to up to 50% of post-tax profits effective fiscal 2015. This translates to a final dividend of ₹ 29.50 per share for fiscal 2015 (equivalent to ₹ 14.75 per share after the 1:1 bonus issue, if approved by shareholders). We had liquid assets of ₹ 32,585 crore at the end of fiscal 2015 as compared to ₹ 30,251 crore at the end of fiscal 2014.

Overall, there are many positive signs within these numbers, and I believe this is an indication that our strategy to achieve large-scale growth is the right one. We have taken several measures to improve our competitiveness in winning large deals in areas such as application maintenance, software testing, infrastructure management and business process outsourcing. We realigned our organizational structure to increase focus on expanding client relationships while at the same time defragmenting our service lines to enable innovation and better solution building. We continue to invest in automation solutions such as the Infosys Automation Platform and through our recent acquisition of Panaya. We continue to sharpen accountability at all levels of the organization for delivering client value and for revenue growth. We are putting in place structures that enable us to leverage our consulting and technology strengths to proactively identify opportunities for innovative, high impact strategic projects. And we are simplifying and improving our processes to become a highly connected, agile and innovative organization, where accountability and empowerment go hand in hand.

> “The strategy of *renew and new* is taking hold and making its way tangibly to our clients”

In new areas, we are training our own internal teams in Design Thinking and bringing this powerful methodology of finding, defining and solving entirely new problems to our clients – already reaching 25,000 employees and many clients. In big data and platforms, we introduced the Infosys Information Platform to help our clients capture, analyze and act on data in new ways, all using open source technologies that bring more security and agility, and an unprecedented price performance to enterprises. In artificial intelligence, we are working with clients to identify and build solutions for highly complex business problems. Going beyond automation, we are bringing artificial intelligence to more cognitive tasks that previously have not been solvable by software or

systems – specific complex business problems such as airplane engine balancing through artificial neural networks, or incident ticket classification through a mix of unsupervised topic models and supervised learnings. I believe we are far ahead of others in this space. There are many more things we will do in the new aspect of our strategy, for ourselves and with our clients, and this will begin to contribute significantly to our overall revenue through new revenue models and by enabling us to be much more proactive in growing our existing client relationships in more meaningful ways.

> "Going forward, I see tremendous potential for us to grow and lead"

We are also increasing the depth of what we can do ourselves with strategic acquisitions and investments. We acquired Panaya, which is enabling us to bring higher-margin solutions to our clients in the area of automation; we are also acquiring Skava, which will enable us to bring entirely new digital retail shopping experiences to our large retail clients. We have made some key investments which I believe will help us look to entirely new areas, for example through our investment in Nova, a venture between Infosys and DreamWorks Animation, a leader in animation technology and animation films. Nova will develop and commercialize image-generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. We are also investing in Airviz in the internet of things area.


ON

Across all these areas of *renew and new*, we are sharply differentiating our existing services to be more competitive in the marketplace. We have also begun to create new revenue models and new consumption models that bring more value to our clients and ultimately will bring more value to shareholders through high-growth areas such as new services and business models, new platforms and new unique skills among our most important asset – our people. There is a feeling among our clients that we have elevated the conversation significantly to something much more strategic. The strategy of *renew and new* is taking hold and making its way tangibly to our clients.

The strength of our organization, our brand and our business was reflected in numerous awards and recognitions that we won during the year in aspects as diverse as business and management, technology innovation, diversity, sustainability, and service offerings. While each one of them is special, we are especially proud of the awards we have won for Corporate Governance, and our Diversity and Sustainability initiatives, since these reflect our ethos and define who we are. Our Sustainability Report provides detailed information on our responsible business practices across parameters in accordance with the Global Reporting Initiative's G4 framework.

Going forward, I see tremendous potential for us to grow and lead. However, it will take us time to see the results of the changes we have made, and are continuing to make, within and outside. It will take us time to renew and re-imagine how we work, from sales to client services to delivery to finance and legal.

I believe we have a promising year ahead of us in the near term. Our year-on-year guidance for fiscal 2016 is for growth to be in the range of 10-12% in constant currency. Looking beyond this year, the mission of our management team is to prepare the company to achieve an aspirational goal of US $20 billion in revenue by calendar 2020 with at least 30% operating margin, with specific targets of:

- Increasing revenue per FTE to US $80,000 by deploying automation and innovation in existing businesses, with a goal of generating at least 30% productivity improvements in existing service lines from these solutions and thereby making us more competitive to win large deals.
- New platforms and our Edge portfolio working on different revenue models will contribute disproportionately to our revenue per person.
- New services such as Design Thinking, solutions in artificial intelligence and intellectual property-led businesses to contribute at least 10% of revenues.

- Inorganic investment strategies to influence approximately US $1.5 billion of new revenue.
- Bringing attrition levels down to the lowest in the industry and achieving at least 25% in diversity in our top leadership. Our aspiration is to make Infosys a great place to work, attracting the best talent in the industry globally.
- Building a vibrant ecosystem from the ground up by investing in, incubating and growing innovative start-ups and companies that will help define the next generation of services and business models.

As I look ahead to the coming year, and to our next 33 years, I see incredible opportunities in front of us, as a company, as employees and as an industry. There is fundamental change happening all around us, a digital transformation that is bringing about an entirely new way for each of us, in all walks of life, to work, live and interact. I am excited by the role Infosys plays in this journey, by our potential to become the leading IT services company in the world, and a bellwether once again.

And finally, I would like to say a special word of thanks to Mr. Murthy for his extraordinary creation, his tremendous service to this company and for his support in our transition. The deep culture of education and training that Mr. Murthy and the Infosys founders created from the beginning will be the foundation of our success going forward. It is what will open our minds and imaginations to our own potential, and to the challenges we will face, and overcome. I look forward to sharing our progress and milestones, as we scale these next frontiers, on an ongoing basis with clients, partners, shareholders and with all of you.

Chennai
April 24, 2015

Dr. Vishal Sikka
Chief Executive Officer and Managing Director



The Infosys Board of Directors











Clockwise from top left :

K. V. Kamath
Chairman of the Board

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Carol M. Browner
Independent Director

Prof. John W. Etchemendy
Independent Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director



Counter-clockwise from top left :

Ravi Venkatesan
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

R. Seshasayee
Independent Director

Kiran Mazumdar-Shaw
Independent Director

Roopa Kudva
Independent Director









Board and committees – Infosys Limited

The Board of Directors

K. V. Kamath
Chairman of the Board

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Carol M. Browner
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Prof. John W. Etchemendy
Independent Director

Kiran Mazumdar-Shaw
Independent Director

Ravi Venkatesan
Independent Director

Roopa Kudva
Independent Director

R. Seshasayee
Independent Director

Executive officers

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

U. B. Pravin Rao
Chief Operating Officer and Whole-time Director

Rajiv Bansal
Chief Financial Officer

David D. Kennedy
Executive Vice President, General Counsel and Chief Compliance Officer

Srikantan Moorthy
Executive Vice President and Global Head – Human Resources

Board committees

Audit committee

R. Seshasayee
Chairperson and Financial Expert

K. V. Kamath

Prof. Jeffrey S. Lehman

Ravi Venkatesan

Corporate social responsibility committee

K. V. Kamath
Chairperson

R. Seshasayee

Kiran Mazumdar-Shaw

Dr. Vishal Sikka

Nomination and remuneration committee

Prof. Jeffrey S. Lehman
Chairperson

K. V. Kamath

R. Seshasayee

Carol M. Browner

Kiran Mazumdar-Shaw

Stakeholders relationship committee

Prof. Jeffrey S. Lehman
Chairperson

Ravi Venkatesan

R. Seshasayee

Risk and strategy committee

Ravi Venkatesan
Chairperson

R. Seshasayee

Kiran Mazumdar-Shaw

Carol M. Browner

As on March 31, 2015

The Board of Directors – Subsidiaries

EdgeVerve Systems Limited

Sandeep Dadlani
Chairman

Sanjay Purohit
Chief Executive Officer and Managing Director

Samson David
Chief Operating Officer and Whole-time Director

Rajiv Bansal
Director

Srinivasan Rajam
Independent Director

Roopa Kudva
Independent Director

Infosys Americas Inc.

Sandeep Dadlani
Chairman

Manish Tandon
Director

Mohit Joshi
Director

Infosys BPO Limited

U. B. Pravin Rao
Chairman

Anup Uppadhayay
Chief Executive Officer and Managing Director

Prof. Jayanth R. Varma
Independent Director

Dr. Omkar Goswami
Independent Director

Roopa Kudva
Independent Director

Rajiv Bansal
Director

Infosys Public Services, Inc.

Prof. Jeffrey S. Lehman
Chairman

Eric S. Paternoster
Chief Executive Officer

Ravi Kumar S.
Director

Manish Tandon
Director

Infosys Technologies (Australia) Pty. Limited

U. B. Pravin Rao
Chairman

Andrew Groth
Chief Executive Officer

V. G. Dheeshjith
Director

Infosys Technologies (China) Co. Limited

Sanjay Jalona
Chairman

V. R. Rangarajan
Chief Executive Officer

V. G. Dheeshjith
Director

Mohit Joshi
Director

Infosys Technologies (Shanghai) Company Limited

Sanjay Jalona
Chairman

V. R. Rangarajan
Director and Legal Representative

Mohit Joshi
Director

Infosys Technologies (Sweden) AB

Rajesh K. Murthy
Chairman

Eric S. Paternoster
Director

Mohit Joshi
Director

Infosys Technologies S. de R. L. de C. V., Mexico

Ravi Arcot
Legal Administrator

Infosys Tecnologia do Brasil Ltda

Claudio Henrique Elsas
Legal Administrator

Lodestone Holding AG

Rajiv Bansal
Chairman

Ronald Hafner
Chief Executive Officer

Manish Tandon
Director

Rajesh K. Murthy
Director

U. B. Pravin Rao
Director

Infosys Nova Holdings LLC

Dr. Vishal Sikka
Chief Executive Officer

David D. Kennedy
Vice President

Ritika Suri
Vice President and Secretary

Panaya Inc.

Doron Gerstel
Director

K. Abdul Razack
Director

A. G. S. Manikantha
Director

As on March 31, 2015

Historical data

Revenues [1]
(in ₹ crore)


27,501
33,734
40,352
50,133
53,319
2011
2012
2013
2014
2015

Net profit [1]
(in ₹ crore)


6,823
8,316
9,421
10,648
12,329
2011
2012
2013
2014
2015

Revenues [1]
(in US $ million)


6,041
6,994
7,398
8,249
8,711
2011
2012
2013
2014
2015

Net profit [1]
(in US $ million)


1,499
1,716
1,725
1,751
2,013
2011
2012
2013
2014
2015

Dividend pay out ratio [2]
(in %)


29.3
29.7
29.9
39.7
49.8
2011
2012
2013
2014
2015

Market capitalization [3]
(in ₹ crore)


1,86,100
1,64,592
1,65,917
1,88,510
2,54,771
2011
2012
2013
2014
2015

Number of clients [3][4]


620
694
798
890
950
2011
2012
2013
2014
2015

Number of employees [3][4]


1,30,820
1,49,994
1,56,688
1,60,405
1,76,187
2011
2012
2013
2014
2015

[1] *Based on IFRS consolidated financial statements*
[2] *Based on dividend declared and excludes special dividend*
[3] *At the end of the fiscal year*
[4] *Consolidated*

Board's report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2015.

1. Results of our operations

in ₹ crore, except per share data

Particulars	Standalone		Consolidated	
	2015	2014	2015	2014
Income from software services and products	47,300	44,341	53,319	50,133
Software development expenses	27,828	26,738	31,834	30,804
Gross profit	19,472	17,603	21,485	19,329
Selling and marketing expenses	2,549	2,390	2,946	2,625
General and administration expenses	2,961	2,686	3,668	3,323
Operating profit before depreciation	13,962	12,527	14,871	13,381
Depreciation and amortization	913	1,101	1,017	1,317
Operating profit	13,049	11,426	13,854	12,064
Other income	3,337	2,576	3,430	2,664
Profit before exceptional item and tax	16,386	14,002	17,284	14,728
Profit on transfer of business [1]	412	–	–	–
Profit before tax	16,798	14,002	17,284	14,728
Tax expense	4,634	3,808	4,911	4,072
Profit before minority interest and share in net profit / (loss) of associate	12,164	10,194	12,373	10,656
Share in net profit / (loss) of associate	–	–	(1)	–
Profit for the period	12,164	10,194	12,372	10,656
Surplus – opening balance	30,392	25,383	31,453	26,041
Dividend eliminated on consolidation of trust	–	13	21	13
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited	–	6	–	–
Reserves on consolidation of trust	–	50	–	–
Deconsolidation of trust [2]	(42)	–	–	–
Amount available for appropriation	42,514	35,646	43,846	36,710
Dividend				
Interim	1,723	1,149	1,723	1,149
Final	3,388	2,469	3,388	2,469
Total dividend	5,111	3,618	5,111	3,618
Dividend tax	1,034	615	1,034	615
Amount transferred to general reserve	1,217	1,021	1,217	1,021
Amount transferred to other reserve [3]	–	–	1	3
Surplus – closing balance	35,152	30,392	36,483	31,453
Earnings Per Share (EPS) before exceptional item [4][5]				
Basic	102.33	89.20	108.26	93.25
Diluted	102.33	89.20	108.25	93.25
EPS after exceptional item [4][5]				
Basic	105.91	89.20	108.26	93.25
Diluted	105.91	89.20	108.25	93.25

Notes: The above figures are extracted from the standalone and consolidated financial statements as per Indian Generally Accepted Accounting Principles (GAAP).
1 crore = 10 million

[1] *On April 15, 2014, the Board of Directors ('the Board') of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve Systems Limited (EdgeVerve), subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the Annual General Meeting held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹ 421 crore (US $70 million) with effect from July 1, 2014. Net assets amounting to ₹ 9 crore have also been transferred and accordingly a gain of ₹ 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully-paid-up shares in EdgeVerve. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.*

[2] *Effective January 1, 2015, Infosys Limited Employees' Welfare Trust has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.*

[3] *Under the Swiss Code of Obligation, a few Lodestone subsidiaries are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid-up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.*

[4] *Equity shares are at par value of ₹ 5/- each.*

[5] *The Company has allotted 57,42,36,166 fully-paid-up equity shares of face value ₹ 5/- each during the year ended March 31, 2015, pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board was December 3, 2014. A bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Earnings per share (EPS) of the previous year has been adjusted for the bonus issue, in accordance with Accounting Standard (AS) 20 – Earnings Per Share.*

Revenues – standalone

Our total income on a standalone basis increased to ₹47,300 crore from ₹44,341 crore in the previous year, at a growth rate of 6.7%. Our software export revenues aggregated to ₹45,993 crore, up by 6.8% from ₹43,063 crore in the previous year. Out of the total revenue, 64.0% came from North America, 21.8% from Europe, 2.8% from India and 11.4% from the Rest of the World. On a standalone basis, our share of revenues from all parts of the world outside North America has decreased to 36.0% in the current year from 36.9% in the previous year.

Revenues – consolidated

Our total income on a consolidated basis increased to ₹53,319 crore from ₹50,133 crore in the previous year, at a growth rate of 6.4%. Our software export revenues aggregated to ₹52,035 crore, up by 6.5% from ₹48,839 crore in the previous year. Out of the total revenue, 61.5% came from North America, 24.1% from Europe, 2.4% from India, and 12.0% from the Rest of the World. A focus of our growth strategy is to expand our business to parts of the world outside North America to diversify our revenues. On a consolidated basis, our share of revenues from all parts of the world outside North America decreased to 38.5% in the current year from 39.3% in the previous year.

Profits – standalone

Our gross profit on a standalone basis amounted to ₹19,472 crore (41.2% of revenue), as against ₹17,603 crore (39.7% of revenue) in the previous year. Sales and marketing costs were 5.4% of our revenue for each of the years ended March 31, 2015 and March 31, 2014. General and administration expenses were 6.3% and 6.0% of our revenues during the current year and previous year, respectively. The operating profit before depreciation amounted to ₹13,962 crore (29.5% of revenue), as against ₹12,527 crore (28.3% of revenue) in the previous year. The profit before exceptional item and tax was ₹16,386 crore (34.7% of revenue), as against ₹14,002 crore (31.6% of revenue) in the previous year.

Profits – consolidated

Our gross profit on a consolidated basis amounted to ₹21,485 crore (40.3% of revenue), as against ₹19,329 crore (38.6% of revenue) in the previous year. Sales and marketing costs were 5.5% and 5.2% of our revenue for the years ended March 31, 2015 and March 31, 2014, respectively. General and administration expenses were 6.9% and 6.7% of our revenues during the current year and previous year, respectively. The Operating Profit before Depreciation amounted to ₹14,871 crore (27.9% of revenue), as against ₹13,381 crore (26.7% of revenue) in the previous year. The profit before tax was ₹17,284 crore (32.4% of revenue), as against ₹14,728 crore (29.4% of revenue) in the previous year.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, we capitalized ₹2,540 crore. This comprises ₹694 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,843 crore on infrastructure investments.

In the previous year, we capitalized ₹2,381 crore. This comprised ₹672 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,706 crore on infrastructure investments.

Capital expenditure on tangible assets – consolidated

On a consolidated basis, we capitalized ₹2,673 crore in the current year. This comprises ₹778 crore for investment in computer equipment, ₹6 crore on vehicles, and the balance of ₹1,889 crore on infrastructure investments.

In the previous year, we capitalized ₹2,533 crore. This comprised ₹759 crore for investment in computer equipment, ₹11 crore on vehicles, and the balance of ₹1,763 crore on infrastructure investments.

Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic objectives. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity enables us to make a rapid shift in direction, if there is a market demand. During fiscal 2015, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments. As on March 31, 2015, on a standalone basis, we had liquid assets of ₹29,705 crore, as against ₹28,149 crore at the previous year end. On a consolidated basis, we had liquid assets of ₹32,543 crore at the current year-end, as against ₹30,277 crore at the previous year end. These funds comprise deposits with banks and highly rated financial institutions, liquid mutual funds, fixed maturity plans, certificates of deposit, tax-free bonds and government bonds. The details of the tax-free bonds and government bonds are disclosed under the 'non-current investments' section in the financial statements in this Annual Report.

Appropriations

Dividend

The Board, in its meeting held on April 24, 2015, decided to revise and increase the dividend payout ratio to up to 50% of post-tax consolidated profits effective fiscal 2015 from the existing cap of up to 40%.

The Board, in its meeting held on October 10, 2014, declared an interim dividend of ₹30/- per equity share (not adjusted for bonus issue). Further, the Board, in its meeting held on April 24, 2015, has recommended a final dividend of ₹29.50/- per equity share (equivalent to ₹14.75/- per share post the 1:1 bonus issue, if the 1:1 bonus issue approved by members, pursuant to the Postal Ballot Notice dated April 24, 2015) for the financial year ended March 31, 2015. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015.

The total dividend appropriation (excluding dividend tax) for the current year is ₹5,111 crore, as against ₹3,618 crore in the previous year. Dividend (including dividend tax) as a percentage of consolidated net profit after tax is 49.8%, as compared to 39.7% in the previous year.

The Register of Members and Share Transfer Books will remain closed on June 17, 2015 for the purpose of payment of the final dividend for the financial year ended March 31, 2015, and the Annual General Meeting. The Annual General Meeting is scheduled to be held on June 22, 2015.

Bonus shares

The Company, in December 2014, had issued bonus shares to the shareholders of the Company in proportion of 1:1 and consequently, the paid-up share capital of the Company increased from 57,42,36,166 to 1,14,84,72,332 shares.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the notes to the financial statements provided in this Annual Report.

Transfer to reserves

We propose to transfer ₹1,217 crore to the general reserve. An amount of ₹35,152 crore is proposed to be retained in the surplus.

Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of report

On April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with the Company's subsidiary, EdgeVerve, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of Finacle and Edge Services to EdgeVerve is at an estimated consideration of up to ₹3,400 crore and up to ₹220 crore, respectively.

On April 24, 2015, the Company entered into a definitive agreement to acquire Kallidus Inc. (doing business as Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences, to large retail clients, for a consideration of US $120 million (approximately ₹750 crore), including a deferred component and retention bonus.

The Board, in its meeting held on April 24, 2015, has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through postal ballot, and any other applicable statutory and regulatory approvals.

Apart from these, there have been no other material changes and commitments affecting the financial position of the Company between the end of the financial year and the date of the report.

Variation in market capitalization

	As at March 31,		Increase /
	2015	2014	(decrease) in %
Market capitalization (in ₹ crore)	2,54,771	1,88,510	35.1
Price earnings ratio [1]	20.5	17.6	16.5
Percentage increase in the market price of the shares in comparison with the last public offer price [2]			5,97,687

Notes: Data based on share prices quoted on NSE.

[1] Based on consolidated Indian GAAP financial statements.

[2] Last public offer price has been adjusted for bonus issues and stock split.

Management's discussion and analysis

In terms of the provisions of Clause 49 of the Listing Agreement, the *Management's discussion and analysis* is set out in this Annual Report.

2. Business

Strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while generating profitable growth for our investors.

In order to do this, we will apply the priorities of our strategy — *renew and new* — to our own business and cascade it to everything we do. This applies to our solution and service offerings, our client and employee engagement processes, and to the operational processes of the Company. These translate to the following strategic focus areas:

Differentiate our solution and service offerings: In process-oriented services — infrastructure management, business process outsourcing, and software testing or maintenance — our strategy will be to embrace the concepts of automation and artificial intelligence to improve productivity, gain higher accuracy and reduce the total cost to clients. We are leveraging our Global Delivery Model to provide scale, quality, expertise and cost advantages to our projects with clients. We are building differentiated platforms such as our Edge Suite, our Finacle® core banking product and the Infosys Information Platform. We will leverage the advantages of open source technologies in providing innovative and high cost-benefit performance solutions to our clients. We will continue to invest in emerging mobile and digital technologies and big data analytics.

Pursue strategic alliances and acquisitions: We are developing alliances that complement our core competencies. We are partnering with leading technology software providers in creating, deploying, integrating and operating business solutions for our clients. We plan to deploy our capital in making selective business acquisitions that augment our expertise, complement our presence in certain market segments and accelerate the execution of our strategies.

Build deep and impactful client relationships: Our strategy is to engage with clients on their large transformative programs, both in traditional IT areas as well as for their new digital business initiatives. We are expanding existing client relationships by providing them a broad set of end-to-end service offerings and increasing the size, nature and number of projects we do with them. We will acquire new clients, and increase our presence in new geographies and market segments by investing in targeted business development and marketing. We will invest in high-performing consulting and business development teams and the processes and systems required to make them effective. We will continue to ensure our brand is differentiated, global and respected.

Build a culture within the Company that delivers innovation to clients: We will create the required environment, structures, ecosystems and economic models that will spur innovation across the Company. We are using Design Thinking methods to elicit new problem statements and bring together our deep knowledge of client industries and emerging technologies to solve problems for our clients. We have allocated US $500 million towards an innovation fund to tap into innovation networks of early stage companies and universities to gain access to new thinking and business models. We will continue to build a collaborative and entrepreneurial culture in the organization.

Attract and retain a global, diverse, motivated and high performing employee base: Our employees are our biggest assets. To meet the evolving need of our clients, our priority is to attract and engage the best talent in the right locations with the right skills. We are fully committed to strengthening our brand to continue to be the 'employer of choice'. A series of measures have been initiated to empower our employees through trust and accountability. We have overhauled our performance management system to bring in more objectivity, created internal marketplace for employees to work on challenging assignments, and increased the focus on providing a safe and transparent working environment. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

We have invested substantially in training, which is central to our employees' learning and career development process. We are committed to creating a work environment that is social, fun and collaborative. We continue to provide employees with life-long learning opportunities in a transparent and meritocratic culture.

Enhance our operational effectiveness for agility and cost: We will periodically assess the effectiveness of our organization structure and processes to optimize it for alignment with our strategic objectives and agility. We continually evaluate critical cross-functional processes and benchmark them with best-in-class practices to optimize costs and enable swift and effective response to our clients. We constantly monitor and optimize various operational parameters such as the cost and utilization of resources, distribution of employees around the world, the cost of operating our campuses and optimally realizing the efficiencies of scale and the strengths of our Global Delivery Model.

Organizational changes

To enhance our agility in the market, sharpen our competitive differentiation and defragment centers of excellence, we realigned our organizational structure. The realignment is effective April 1, 2015.

Our go-to-market units are organized around five global industry segments :

- Financial Services
- Manufacturing
- Retail, CPG & Logistics
- Energy, Utilities, Communications & Services
- Life Sciences, Healthcare & Insurance

Apart from the five industry segments, our businesses in India, China and Japan are run as standalone regional business units.

Our service delivery will be organized as horizontal centers of excellence or service lines, with a focus on nurturing innovation, to drive differentiation across the industry segments. This organization will comprise the following service lines :

- Infosys Global Consulting
- Global Delivery
  - Enterprise Solutions
  - Infosys Digital
  - Enterprise Mobility
  - Custom Application Development
  - Application Management Services
  - Independent Validation Solutions
  - Business Intelligence
  - Engineering Services
  - Cloud and Infrastructure Services
- Products
  - Finacle
  - EdgeVerve
- Platforms
- Infosys BPO

Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We derived 97.8% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 221 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 950. The client segmentation for the current and previous years on a consolidated basis is as follows :

in nos.

Clients	2015	2014
1 million dollar +	529	501
5 million dollar +	244	232
10 million dollar +	159	148
25 million dollar +	83	78
50 million dollar +	47	42
75 million dollar +	29	24
100 million dollar +	15	13
200 million dollar +	4	3
300 million dollar +	–	1

Infrastructure

We added 35.62 lakh sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2015 stands at 403.68 lakh sq. ft. The number of marketing offices as on March 31, 2015 was 85, compared to 73 in the previous year.

Subsidiaries and associates

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation services. At the beginning of the year, we had 11 direct subsidiaries. As on March 31, 2015, we have 13 direct subsidiaries, 29 step-down subsidiaries and one associate.

During the year, the Board of Directors ('the Board')reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared consolidated financial statements of the Company and all its subsidiaries, which form part of the Annual Report. Further, a statement containing the salient features of the financial statement of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides the details of performance, financial positions of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website *www.infosys.com*. These documents will also be available for inspection during business hours at our registered office in Bengaluru, India.

During the year, investments were made in the following subsidiaries / associate :

- Infosys Nova Holdings LLC : During the year, the Company incorporated a new subsidiary, Infosys Nova Holdings LLC ('Infosys Nova'), in the U.S., effective January 23, 2015. Subsequently, Infosys Nova acquired 20% of the equity interests in DWA Nova LLC, a company formed along with DreamWorks Animation (DWA), for a cash consideration of ₹94 crore. DWA Nova LLC will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities to companies involved in the designing, manufacturing, marketing or distribution of physical consumer products.
- Panaya Inc. : On March 5, 2015, Infosys acquired 100% voting interests in Panaya Inc. ('Panaya'), a Delaware Corporation in the U.S., by entering into a share purchase agreement for a cash consideration of approximately ₹1,398 crore. Panaya is a leading provider of automation technology for large-scale enterprise and software management.
- EdgeVerve : Infosys established EdgeVerve Systems Limited in 2014, to help global corporations sense, influence, fulfill and serve the needs of digital consumers, and leverage the potential of their business ecosystems.

  On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the Annual General Meeting held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹421 crore (US $70 million) with effect from July 1, 2014, settled through the issue of fully-paid-up equity shares.

Products and platforms

Finacle®

Finacle® is the industry-leading universal banking solution from Infosys that helps banks simplify their operations, accelerate innovation and create new opportunities. Today, Finacle® is the choice for banks across 84 countries and serves over 547 million customers. The solution is consistently rated as a leader in the market by various industry analysts. Finacle® solutions address core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management and wealth management of retail and corporate, and universal banks worldwide. The solution's component-based structure and enterprise-class capabilities helps banks boost agility and efficiency of their operations, and significantly improves customer experience across channels.

A study of top 1,000 global banks revealed that banks powered by Finacle® enjoy 50% higher returns on assets, 30% higher returns on capital, and 8.1 percentage point lower costs to income than others.

The Company is organizing its software product assets within an integrated product group, which will be part of EdgeVerve, a subsidiary of Infosys. The Company therefore proposes to integrate Finacle business into EdgeVerve with effect from August 01, 2015.

EdgeVerve

EdgeVerve defines, develops and operates innovative, cloud-hosted business platforms and software products which are offered to clients as 'Pay-as-you-use' services. We focus on realizing business outcomes for our clients by driving their revenue growth, cost-effectiveness and improved profitability. All our platforms are branded under the Edge umbrella.

Platforms

An important part of our strategy is the creation of the 'Infosys Platform' which consists of the Infosys Information Platform (IIP) and the Infosys Automation Platform (IAP). These in turn consist of a number of open source software components, and/or Infosys proprietary software products, all of which can be deployed on public or private cloud or at the customer's premise. IIP is intended to address the key challenges that enterprises have in effectively storing, managing and analyzing the increasing amounts of data available to business enterprises. Infosys' objective is to use IIP to help customers find an improved way to package, develop, administer and monitor their enterprise data. Because it is based on existing, tested open source components, IIP offers rapid deployment as a base for a broad variety of industry-specific scenarios. It is particularly suited for deployment in scenarios where a customer's existing environment lacks scalability or speed of reporting.

Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. While sustaining existing external benchmarks and certifications, we have added new certifications and further enhanced our programs and initiatives to renew our commitment to the culture of quality.

We continue to adhere to international quality standard certifications such as ISO 9001:2008, ISO 22301, ISO 20000, AS EN 9100, ISO 13485, TL 9000 SV, OHSAS 18001 and ISO 14001. We have also received an independent auditor's assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO Limited. We also get assessed at CMMi level 5. According to the Process Maturity Profile published by the CMMi Institute of Carnegie Mellon University in December 2014, only 7% of 10,768 organizations globally are operating at Level 5, which is the highest level of process maturity.

Infosys is certified under various standards to meet client demands and enhance delivery value. Infosys Limited and Infosys BPO Limited are certified for the revised ISO 27001:2013 information security standards. As part of Infosys' contract, the Central Processing Center of the Government of India's income tax department was certified for ISO 27001. Following the successful completion of external independent assurance assessment based on GRI G4 comprehensive requirements, Infosys became the first IT company to publish a sustainability report compliant with GRI G4 comprehensive guidelines.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across the Company, using various techniques such as Six Sigma, Lean methodology and engineering levers like Reuse and Tools. It is governed and monitored through the Balanced Scorecard and validated using the Infosys Scaling Outstanding Performance (iSOP) program adopted from the Malcolm Baldridge National Quality Award (MBNQA) framework.

Our Business Value Articulation (BVA) framework is an initiative comprising frameworks, methodologies, processes and systems to promote articulation and assurance of business value for various engagements. The BVA program helped us create substantial impact on our clients. We continue to fine-tune our Client Value Survey to capture the voice of our customers, and to assess client expectations as an ongoing process. The data that is collected is analyzed around satisfaction, advocacy, loyalty, fulfillment and value for money, and helps us draw action plans to improve client experience.

Branding

The Infosys brand is a key intangible asset of the Company. The branding initiative is designed to reposition Infosys as the next-generation services company that would help enterprises renew themselves while also creating new avenues to generate value. Brand Infosys is being built around the premise that software, in a very fundamental way, is reshaping the world around us. And because of this, there is a duality that every business faces – on the one hand, the need to renew existing systems, to improve their effectiveness with new technologies and innovation, and on the other hand, the need to deliver completely new kinds of services and new solutions in new ways using next-generation technologies. Infosys helps its clients achieve this dual agenda in a culture of learning, creativity and purpose. It is the delivery of this brand promise that makes us the right technology partner for clients in over 50 countries. Brand Infosys has been recognized by leading publications and independent industry bodies globally. We are regularly rated by global industry analysts as a leader in key services and solutions across domains. Refer to the *Awards and recognition* section in this report.

Our marketing reach extends globally through advertisements, public relations and digital marketing initiatives. We participate in premier business and industry events around the world. We also organize signature events and roundtables across geographies. 'Confluence', our flagship client event, is consistently well-attended and highly rated by our clients and industry partners.

Awards and recognition

In fiscal 2015, we received numerous awards and recognition, both international and national. Here is a quick glimpse of some of them :

Business and management

- We won the 2014 Thomson Reuters India Innovation Award in the 'Hi-Tech Corporate' category. This award honors organizations headquartered in India for their spirit of innovation in R&D.
- We won the 2014 Asia IP Elite Award, which recognizes companies that are leading the way in IP value creation in the Asia-Pacific region.
- Infosys AssistEdge and Openreach (infrastructure division of BT) won the prestigious Alsbridge Innovation Award 2014 for 'Customer Service Seamless Desktop'.
- We topped *Asiamoney*'s Corporate Governance Poll in the 'domestic country' category. The poll was expanded to cover Australia and Vietnam, and is the largest ever, with 322 select analysts and investors voicing their opinions.
- At the *Institutional Investor* 2014 All-Asia Rankings, we were honored with several awards in the IT services and software categories. The recognitions included Best CFO and Best Investor Relations.
- We were included in the top list of 'Business Innovation and Transformation Partners' by Lünendonk, a leading German IT and consulting industry analyst firm. Only 11 companies across all German consulting and IT companies make it to this premiere league.
- We won the Data Security Council of India (DSCI) Excellence Award under the 'Privacy in Outsourcing Sector (IT-ITeS / BPM)' category.
- We were voted India's best company in the areas of corporate governance and commitment to paying good dividends, while the Infosys CFO, Rajiv Bansal, was chosen as India's best CFO in *FinanceAsia*'s Asia's Best Companies poll, 2015.

- We were recognized by the Neiman Marcus Group as the '2014 Technology Partner of the Year' after a rigorous selection process, based on four parameters – Service, Quality, Value and Innovation.
- We received the prestigious 'Daimler Supplier Award 2014' for Outstanding Quality in the provision of IT Data Center Services.
- We were named the partner of the year by a leading global retailer.
- We were named a leader in *The Forrester Wave™: BI Service Providers, Q4 2014*. We received top scores for experience across multiple geographies and industries, strategic investments in business intelligence, and transparency.
- We were also inducted into the Winner's Circle in HfS Research Enterprise Analytics Services Blueprint.
- Infosys BPO won four Gold Awards at the TISS LeapVault Chief Learning Officers Awards 2014 in the categories 'Best Global L&D Team of the Year', 'Best Corporate University', 'Best Virtual Learning Program' and 'Best Induction Training Program'.
- Infosys McCamish won the Workflow Management Coalition (WfMC) Global Award for 'Excellence in Case Management for Insurance'.
- Infosys BPO won the 2014 Golden Peacock National Training Award. It was also declared a winner at the National Institution for Quality and Reliability Awards in India.
- Infosys BPO and Procter & Gamble jointly won the 2014 Outsourcing Excellence Award.
- Infosys BPO received an ASTD Excellence in Practice in Coaching and Mentoring citation.
- We were named leaders in the Magic Quadrant for Finance and Accounting BPO by Gartner for the fourth consecutive year.
- We have been identified as a Leader in NelsonHall's Vendor Evaluation and Assessment for application outsourcing.

Banking

- Finacle® won five international banking excellence awards in partnership with its clients at the annual Asian Banker Awards 2014. These included two awards each for core banking and channel solutions implementation, and one award for its treasury management implementation.
- Finacle® was rated as a leader in Gartner's Magic Quadrant for International Retail Core Banking 2014 for the eighth time in a row. Infosys was positioned at the highest level, within the Leaders Quadrant, in ability to execute and furthest in completeness of vision.
- Finacle® emerged as a leader in a key industry assessment – *The Forrester Wave™ : Customer-Centric Global Banking Platforms, Q3 2014*.
- CEB TowerGroup rated Finacle® e-Banking and trade finance solutions as 'Best-in-Class' solutions for customer experience, design and security, and enterprise support.
- Finacle® was also judged a winner by Juniper Research for the 2014 Future Mobile Awards in the 'Mobile Banking' category.
- Finacle® was rated by CEB TowerGroup analysts as 'Best-in-Class' for bank user services and enterprise support.
- Finacle® was named a leader in the IDC MarketScape – Worldwide Core Banking Solutions 2014 Vendor Assessment : Global Providers for North American Banks during the year.

ERP services

- We were named leaders in *Gartner's Magic Quadrant for Oracle Application Implementation Services, Worldwide* – for our completeness of vision and ability to execute.
- We were positioned in the 'Winner's Circle' of the HfS Blueprint – SAP Services.
- We were named leaders in the IDC MarketScape Worldwide Oracle Implementation Services Ecosystem's 2014 report.

Technology innovation

- We won Hitachi's 'Technical Architect Team of the Year' award for exemplary work in architecting an infrastructure transformation solution for a leading U.S.-based financial services provider.
- The American Council for Technology – Industry Advisory Council (ACT-IAC) selected Infosys' Marketplace-as-a-Service platform as one of the top 30 finalists for its 'Igniting Innovation 2015' awards.
- Infosys was a winner in the 2014 'Simulating Reality' contest organized by MSC Software. The winning team from Infosys used MSC's simulation technologies to better diagnose osteoporosis and accurately quantify fracture risk.

Healthcare

- We were cited as 'Leader and Star Performer' in Life Sciences IT Outsourcing in Everest Group's report : *IT Outsourcing in Life Sciences – Service Provider Landscape with PEAK Matrix™ Assessment 2014*.
- The Indo-American Chamber of Commerce recognized Infosys for 'Excellence in Innovation' and 'Excellence in Environment, Health & Safety'.
- Infosys Public Services won the 'Hottest Government Contractor' honor on June 24, 2014 at the 13th Annual Northern Virginia Technology Council (NVTC) 'Hot Ticket Awards' for developing innovative solutions to help the government.
- Infosys Public Services was ranked 16th in the 2014 'Healthcare Informatics 100', based on revenues from healthcare IT products and services.
- Infosys Public Services' efforts in modernizing the core systems of Long Term Care Partners (LTCP) to optimize operations and support its growth were acknowledged by LTCP.

Diversity

- The *Women of Color* magazine honored 13 Infoscions in October 2014. The 'Women of Color in Technology' awards is a competitive national awards program that recognizes and honors the exceptional achievements of distinguished multicultural women who excel in Science, Technology, Engineering and Mathematics (STEM) in the U.S.
- We won the 2014 Asia Pacific HRM Congress Award for 'Diversity and HR'.

Sustainability awards

Our sustainability efforts won us several awards and accolades in fiscal 2015. These are some of the highlights :

- We won the Ashden International Gold Award, also known as the 'Green Oscars', for 'Sustainable Buildings'.
- We were recognized for our efforts in sustainability and awarded the Solar Globe Award, 2014 for 'Excellence in Sustainability'.
- We were awarded the NDTV Property Award for our Software Development Block (SDB) 2 and 3 in the Hyderabad campus under the 'Most Environment Friendly Commercial / Office Space' category.
- We won the Bry Air Award under the 'System Design' category for our next-generation smart buildings.
- The Bureau of Energy Efficiency awarded us the National Energy Conservation Award for SDB 1 and 2, two buildings in our Mahindra City campus, and a certificate of merit for SDB 1 in Mahindra City and SDB 4 and 6 in the Sholinganallur campus, in Chennai.
- We were ranked third in the State Pollution Control Award given by the Kerala State Pollution Control Board for our efforts in pollution control and environmental protection at our Thiruvananthapuram campus.
- We received the first prize in the 'Lawn and Garden' category in the Dasara Phala Pushpa Darshana-2015 for the 13th consecutive year for our Mysuru Development Center.

- We were recognized by the Karnataka State Pollution Control Board for the green belt development at our Mangaluru Nethra Development Center.
- We were placed second in the Environment, Health & Safety Award given by CII in the 'Office / Software / Service' category and also a 4 star rating for our Bengaluru Development Center.
- We won the first prize in the 'Energy Efficiency' category from the Maharashtra Energy Development Agency (MEDA) for our Pune Phase 2 campus and second prize for our Pune Phase 1 campus.

3. Human resources management

To ensure good human resources management at Infosys, we focus on all aspects of the employee lifecycle. This provides a holistic experience for the employee as well. During their tenure at the Company, employees are motivated through various skill-development, engagement and volunteering programs. All the while, we create effective dialogs through our communication channels to ensure that the feedback reach the relevant teams, including the leadership. Through the annual employee engagement survey (LITMUS 2015), a number of tracks were identified this fiscal, and employees were invited to be part of the teams that actionized these tracks. In addition, a special, cross-functional team was put in place to enhance employee experience by renewing systems and processes. Quarterly promotions, 100% variable payout for two consecutive quarters, an Expert Track to identify individuals who are technically proficient, and a unique crowd-sourcing initiative to gather ideas around innovation were some of the interventions made to engage and develop employees. Interactions with the leadership continue through email, face-to-face interactions, video conferencing and video messages. We also launched the first Hackathon at Infosys, across our global locations to encourage rapid prototyping and problem-solving, and build a culture of innovation.

We have set up a scalable recruitment and human resources management process. Over the last year, on a standalone basis, we received 13,80,283 applications from prospective employees. The Infosys Group added 15,782 (net) and 53,386 (gross) employees this year, taking the total strength to 1,76,187 from 1,60,405 at the end of the previous year.

On a standalone basis, the attrition rate for fiscal 2015 stands at 18.9% compared to 18.7% for the previous year.

Talent fulfillment

Last year, a new function was established for identifying the best fit talent for any project on time, through the deployment of available people, recruitment and training. Over the last one year, this has yielded rich dividends. Our ability to staff the right people for our business needs has improved substantially and at the same time, talent utilization has moved up materially. A robust supply chain has been built that will yield dividends in the years to come.

Particulars of employees

The table containing the names and other particulars of employees in accordance with the provisions of Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is appended as *Annexure 3a* to the *Board's report*.

A statement containing the names of every employee employed throughout the financial year and in receipt of remuneration of ₹60 lakh or more, or employed for part of the year and in receipt of ₹5 lakh or more a month, under Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is enclosed as *Annexure 3b* to the *Board's report*.

Education, training and assessment

Learning and education are at the foundation of Infosys. Competency development continues to be a key area of strategic focus for us. We launched new training programs to align with the new business strategy of *renew and new*. During fiscal 2015, the total training provided for employees was over 3.36 million person days. Many of our employees also undertook external certifications, thereby creating a large pool of certified people.

To enhance the innovation quotient among the workforce, we conducted the Design Thinking program for over 23,975 employees during fiscal 2015, including fresh recruits. In addition, the training has been imparted to client teams and leadership teams.

Our flagship industry-academia partnership program, Campus Connect, made progress through the launch of electives to help engineering colleges run new programs within their curricula. In fiscal 2015, we engaged with 1,440 faculty members who in turn trained over 34,655 students. With this, the total number of beneficiaries covered has reached over 11,886 faculty members and over 3,30,643 students from 348 engineering institutions.

SPARK is an academia connect program that exposes students in schools and colleges to the current opportunities and developments in IT and aims to inspire them and raise their aspirations. As part of this program, we engaged with over 38,460 students during the year. Since its launch in 2008, the program has reached over 9,16,460 students. Over 78,726 students participated in Aspirations2020, the coding contest we conduct for engineering students, in fiscal 2015.

Our knowledge management system set a new record by winning the Global Most Admired Knowledge Enterprise (MAKE) award for the 10th time, Asian MAKE award for the 12th time and Indian MAKE award for the 10th time.

Infosys Leadership Institute

The vision of the Infosys Leadership Institute (ILI) is to be recognized as a globally respected institution that is committed to developing leaders for Infosys. The focus of the institute is to develop and prepare leaders of the organization for current and future executive leadership positions. ILI's leadership development model includes three dimensions — transformational, instrumental and transactional leadership — with Infosys values at its core. The institute employs a range of developmental approaches including classroom training, individualized coaching, and 'leaders teach' sessions. Leaders from across Infosys and its subsidiaries are target beneficiaries of ILI's programs.

4. Corporate governance

Corporate governance is an ethically driven business process that is committed to values aimed at enhancing an organization's brand and reputation. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.

We continue to benchmark our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and CRISIL. ICRA has rated our corporate governance practices at CGR 1 and CRISIL has assigned CRISIL GVC Level 1 rating to us.

We comply with the Securities and Exchange Board of India (SEBI)'s guidelines on corporate governance. We have documented our internal policies on corporate governance. During the year, we continued to comply with the U.S. Sarbanes-Oxley Act, 2002. Several aspects of the Act, such as the Whistleblower Policy and Code of Conduct and Ethics, have been incorporated into our policies. Our *Corporate governance report* for fiscal 2015 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical background, age, ethnicity, race and gender, which will help us retain our competitive advantage. The Board has adopted the Board Diversity Policy which sets out the approach to diversity of the Board of Directors. The Board Diversity Policy is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

Number of meetings of the Board

The Board met nine times during the financial year, the details of which are given in the *Corporate governance report* that forms part of this Annual Report. The intervening gap between any two meetings was within the period prescribed by the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As on March 31, 2015, the Board consists of 10 members, two of whom are executive or whole-time directors, and eight are independent directors. The Board periodically evaluates the need for change in its composition and size.

The policy of the Company on directors' appointment and remuneration, including criteria for determining qualifications, positive attributes, independence of a director and other matters provided under Sub-section (3) of Section 178 of the Companies Act, 2013, adopted by the Board, is appended as *Annexure 4* to the *Board's report*. We affirm that the remuneration paid to the directors is as per the terms laid out in the nomination and remuneration policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he/she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Clause 49 of the Listing Agreement.

Board evaluation

Clause 49 of the Listing Agreement mandates that the Board shall monitor and review the Board evaluation framework. The Companies Act, 2013 states that a formal annual evaluation needs to be made by the Board of its own performance and that of its committees and individual directors. Schedule IV of the Companies Act, 2013 states that the performance evaluation of independent directors shall be done by the entire Board of Directors, excluding the director being evaluated.

The evaluation of all the directors and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation process has been explained in the *Corporate governance report* section in this Annual Report. The Board approved the evaluation results as collated by the nomination and remuneration committee.

None of the independent directors are due for re-appointment.

Training of independent directors

Every new independent director of the Board attends an orientation program. To familiarize the new inductees with the strategy, operations and functions of our Company, the executive directors / senior managerial personnel make presentations to the inductees about the Company's strategy, operations, product and service offerings, markets, software delivery, organization structure, finance, human resources, technology, quality, facilities and risk management.

The Company has a program to help its directors improve their expertise in governance by providing a training fee of US $5,000 per annum for them to attend courses on board governance held by well-known business schools in any part of the world.

Further, at the time of appointment of an independent director, the Company issues a formal letter of appointment outlining his/her role, function, duties and responsibilities as a director. The format of the letter of appointment is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

Inductions

On the recommendation of the nomination and remuneration committee, the Board appointed Dr. Vishal Sikka as a whole-time director with effect from June 14, 2014 to July 31, 2014 and as CEO and MD effective August 1, 2014. We thank the shareholders for their support in confirming Dr. Vishal Sikka's appointment at the Extraordinary General Meeting held on July 30, 2014.

On the recommendations of the nomination and remuneration committee, the Board appointed Prof. John W. Etchemendy as an Independent member of the Board effective December 04, 2014. We thank the shareholders for their support in confirming Prof. John W. Etchemendy's appointment through postal ballot on March 2, 2015.

The nomination and remuneration committee also recommended the induction of Roopa Kudva as an independent member of the Board on February 4, 2015. Roopa Kudva is a member of several policy-level committees relating to the Indian financial system, including committees of SEBI and the Reserve Bank of India. She regularly features in lists of the most powerful women in business compiled by prominent publications, including *Fortune* and *Business Today*. We seek your support in confirming the appointment of Roopa Kudva in the ensuing Annual General Meeting.

Re-appointments

As per the provisions of the Companies Act 2013, U. B. Pravin Rao retires at the ensuing Annual General Meeting and being eligible, seeks re-appointment. The Board recommends his re-appointment.

The Companies Act, 2013, provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company; and shall be eligible for re-appointment on passing a special resolution by the shareholders of the Company. Accordingly, all the independent directors except for Roopa Kudva, who was appointed as additional director on February 4, 2015, were appointed by the shareholders either at the general meeting or through postal ballot as required under Section 149(10). Further, according to Sub-section (11) of Section 149, no independent director shall be eligible for appointment for more than two consecutive terms of five years. Sub-section (13) states that the provisions of retirement by rotation as defined in Sub-sections (6) and (7) of Section 152 of the Act shall not apply to such independent directors.

None of the independent directors will retire at the ensuing Annual General Meeting.

Retirements and resignations

B. G. Srinivas resigned as whole-time director with effect from June 10, 2014. The Board places on record its appreciation for the services rendered by B. G. Srinivas during his tenure with the Company.

Srinath Batni resigned as whole-time director with effect from July 31, 2014. The Board appreciates and thanks him for his efforts in driving delivery and quality excellence for the Company.

S. D. Shibulal resigned as CEO and MD with effect from July 31, 2014. S. D. Shibulal is a co-founder of the Company and has played a seminal role in shaping its destiny. The Board places on record its gratitude for the services rendered by Shibulal during his long association with the Company.

S. Gopalakrishnan resigned as a whole-time director and Executive Vice Chairman of the Board with effect from June 14, 2014 and as non-executive Vice Chairman with effect from October 10, 2014. As a co-founder, he has contributed to the Company's progress through the various roles he has played over the last 33 years. The Board thanks him for his guidance and invaluable contribution.

Narayana Murthy resigned as a whole-time director and Executive Chairman of the Board with effect from June 14, 2014 and as Non-Executive Chairman with effect from October 10, 2014. The Board places on record its deep sense of appreciation for the services rendered by Narayana Murthy, who is not just the founder of the Company, but also one of the architects of the Indian IT industry. Narayana Murthy indicated that in line with the Company's high corporate governance standards and to avoid any perceived conflicts, it would not be appropriate for him to be the Chairman Emeritus of Infosys. The Board accepted his decision and thanked him for his vision, leadership and guidance in making Infosys a globally respected company.

Ann M. Fudge retired as independent director with effect from June 14, 2014. The Board thanks her for providing valuable guidance to the Company during her tenure.

Dr. Omkar Goswami retired as independent director with effect from December 31, 2014. The Board places on record its sincere appreciation for Dr. Omkar Goswami's long and fruitful association with the Company.

Parvatheesam Kanchinadham resigned as the Chief Risk & Compliance Officer and Company Secretary of the Company, with effect from January 10, 2015. The Board thanks Parvatheesam for the many roles he played during his tenure with the Company.

Committees of the Board

Currently, the Board has five committees: the audit committee, nomination and remuneration committee, corporate social responsibility committee, stakeholders relationship committee, and risk and strategy committee. All committees, except the corporate social responsibility committee, consist entirely of independent directors.

A detailed note on the Board and its committees is provided under the *Corporate governance report* section in this Annual Report. The composition of the committees and compliances, as per the applicable provisions of the Act and Rules, are as follows:

Name of the committee	Composition of the committee	Highlights of duties, responsibilities and activities
Audit committee	R. Seshasayee, *Chairperson and Financial Expert* K. V. Kamath Prof. Jeffrey S. Lehman Ravi Venkatesan	• All recommendations made by the audit committee during the year were accepted by the Board. • The Company has adopted the Whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The Whistleblower Policy is appended as *Annexure 10* to the *Board's report*. • In accordance with the requirements of the Listing Agreement, the Company has formulated policies on related party transactions and material subsidiaries. The policies, including the Whistleblower Policy, are available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.
Nomination and remuneration committee	Prof. Jeffrey S. Lehman, *Chairperson* K. V. Kamath Carol M. Browner R. Seshasayee Kiran Mazumdar-Shaw	• The committee oversees and administers executive compensation, operating under a written charter adopted by our Board of Directors. • The committee has designed and continuously reviews the compensation program for our CEO and senior executives to align both short-term and long-term compensation with business objectives and to link compensation with the achievement of measurable performance goals. • The committee also structures senior executive compensation to ensure that it is competitive in the global markets in which we operate in order to attract and retain the best talent. In future, the committee plans to use a combination of stock options, restricted stock units and performance-based stocks to align senior employee compensation with shareholder value. • The committee has the right to directly retain independent advisors to assist it. In 2015, the committee has retained an independent compensation consultant to benchmark CEO compensation. To ensure independence, the consultant is retained directly by the committee and does not provide any other service to the Company or its management. • The nomination and remuneration committee has framed the nomination and remuneration policy. A copy of the policy is appended as *Annexure 4* to the *Board's report*.
Corporate social responsibility committee	K. V. Kamath, *Chairperson* R. Seshasayee Kiran Mazumdar-Shaw Dr. Vishal Sikka	• The Board has laid out the Company's policy on corporate social responsibility (CSR), and the CSR activities of the Company are carried out as per the instructions of the committee. During the year, the Company has spent 2% of its average net profits for the three immediately preceding financial years on CSR activities through various beneficiaries. • The financial data pertaining to the Company's CSR activities for fiscal 2015 is presented in the prescribed format in *Annexure 8* to the *Board's report*. • The CSR policy is available on our website, *http://www.infosys.com/investors/corporategovernance/Pages/policies.aspx*.
Stakeholders relationship committee	Prof. Jeffrey S. Lehman, *Chairperson* Ravi Venkatesan R. Seshasayee	• The committee reviews and ensures redressal of investor grievances. • The committee noted that all the grievances of the investors have been resolved during the year.

Name of the committee	Composition of the committee	Highlights of duties, responsibilities and activities
Risk and strategy committee	Ravi Venkatesan, *Chairperson* R. Seshasayee Kiran Mazumdar-Shaw Carol M. Browner	• The purpose of the committee is to assist the Board in fulfilling its corporate governance with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks efficiently and effectively. • The Company has developed and implemented a risk management framework that includes identification of elements of risk, if any, which in the opinion of the Board may threaten the existence of the Company. • The details of the risk management framework form part of this Annual Report.

Employees' stock options / Restricted stock units

The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board placed the proposal of instituting the 2011 Plan to the shareholders on August 30, 2011, and the shareholders approved the proposal on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of equity shares. The 2011 Plan is administered by the management development and compensation committee, now known as the nomination and remuneration committee ('the committee'), and through the Infosys Limited Employees' Welfare Trust ('the Trust').

During the year ended March 31, 2015, the Company made a grant of 27,067 RSUs (equivalent to 54,134 RSUs after adjusting for bonus issue made in December 2014) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The details of the employee stock options / RSU plan form part of the notes to accounts of the financial statements in this Annual Report.

Directors' responsibility statement as required under Section 134(3) (c) of the Companies Act, 2013

The financial statements are prepared in accordance with the Generally Accepted Accounting Principles (GAAP) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act'), read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). There are no material departures from prescribed accounting standards in the adoption of these standards.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2015, the applicable accounting standards have been followed.
- The directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period.
- The directors have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- The directors have prepared the annual accounts on a going concern basis.
- The directors have laid down internal financial controls, which are adequate and are operating effectively.
- The directors have devised proper systems to ensure compliance with the provisions of all applicable laws and such systems are adequate and operating effectively.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate on corporate governance is enclosed as *Annexure 5* to the *Board's report*.

5. Auditors

Statutory auditors

At the Annual General Meeting held on June 14, 2014, B S R & Co. LLP, Chartered Accountants, were appointed as statutory auditors of the Company to hold office till the conclusion of the Annual General Meeting to be held in the calendar year 2018. In terms of the first proviso to Section 139 of the Companies Act, 2013, the appointment of the auditors shall be placed for ratification at every Annual General Meeting. Accordingly, the appointment of B S R & Co. LLP, Chartered Accountants, as statutory auditors of the Company, is placed for ratification by the shareholders. In this regard, the Company has received a certificate from the auditors to the effect that if they are reappointed, it would be in accordance with the provisions of Section 141 of the Companies Act, 2013.

Secretarial auditor

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, was appointed to conduct the secretarial audit of the Company for the financial year 2014-15, as required under Section 204 of the Companies Act, 2013 and Rules thereunder. The secretarial audit report for FY 2014-15 forms part of the Annual Report as *Annexure 6* to the *Board's report*.

The Board has appointed Parameshwar G. Hegde, Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for the financial year 2015-16.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and Company's operations in future.

Extract of annual return

In accordance with Section 134(3)(a) of the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as *Annexure 7* to the *Board's report*.

Internal financial control

The Board has adopted the policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention

and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures.

6. Corporate social responsibility

Infosys has been an early adopter of corporate social responsibility initiatives. Along with sustained economic performance, environmental and social stewardship is a key factor for holistic business growth. The Company works with Infosys Foundation towards removing malnutrition, improving healthcare infrastructure, supporting primary education, rehabilitating abandoned women and children, and preserving Indian art and culture.

Over the years, we have been striving to achieve a fine balance of economic, environmental and social imperatives, while also paying attention to the needs and expectations of our internal as well as external stakeholders. Our corporate social responsibility is not limited to philanthropy, but encompasses holistic community development, institution building and sustainability related initiatives.

As per the Companies Act, 2013, all companies having net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year are required to constitute a corporate social responsibility (CSR) committee of the Board of Directors comprising three or more directors, at least one of whom should be an independent director and such Company shall spend at least 2% of the average net profits of the Company's three immediately preceding financial year. Accordingly, we spent ₹243 crore towards our CSR activities in fiscal 2015.

Our CSR committee comprises K. V. Kamath (Chairperson), R. Seshasayee, Kiran Mazumdar-Shaw and Dr. Vishal Sikka. The committee is responsible for formulating and monitoring the CSR policy of the Company.

CSR activities, as per the provisions of the Companies Act, 2013, may be undertaken by the Company through a registered trust or a registered society. In 1996, Infosys set up the Infosys Foundation ('the Foundation') as a not-for-profit trust. The Foundation works closely with and supports the Board and the committee in identifying and implementing CSR activities. The Foundation also assists the Board and the committee in reporting progress of deployed initiatives and in making appropriate disclosures (internal / external) on a periodic basis.

Details about the CSR policy and initiatives taken by the Company on Corporate Social Responsibility during the year is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*. The annual report on our CSR activities is appended as *Annexure 8* to the *Board's report*.

Infosys Foundation

The Infosys Foundation was established in 1996 as a not-for-profit trust to conduct social welfare activities. Over the years, the Foundation has initiated, guided and conducted several programs in education, healthcare, disaster relief and rural development.

In fiscal 2015, the Foundation's work spanned a wide range of activities such as sponsoring various organizations that promote local arts and culture, funding professorships and scholarships at institutes of higher education, funding community healthcare initiatives in Chennai, Bengaluru and Mumbai, and aiding welfare initiatives in remote rural areas and tribal areas in Arunachal Pradesh and Odisha. The Foundation also sponsored programs providing for the care of the destitute in several states. A more detailed report on the Foundation's activities during fiscal 2015 forms part of the Infosys Foundation's report and is available on our website, *www.infosys.com*.

We would like to thank the honorary trustees of the Foundation, who continue to devote their valuable time and energy in planning, directing and monitoring its activities.

Infosys Foundation USA

The Infosys Foundation USA's ('the Foundation') proposed charter was approved by the CSR Committee of the Board in January 2015 with a focus on bridging the digital divide in the U.S. The trustees of Infosys Foundation USA are Vandana Sikka (Chairperson), Sudha Murty and Sandeep Dadlani. The Foundation is committed to making quality computing education widely and easily accessible to everyone – irrespective of exposure, lack of resources, prior skills or proficiency. From enabling computer education in K-12, to supporting research in computer science, and empowering adults with IT training that enhances their employability, the Foundation is on a mission to catalyze a human revolution. An initial outlay of US $10 million was approved for the Foundation's activities by the CSR committee of the Board. During fiscal 2014-15, the Foundation disbursed US $126,378 towards various CSR activities.

The ACM – Infosys Foundation Award

The ACM, Association for Computing Machinery, and the Infosys Foundation award set up in 2007 recognizes the finest recent innovations by young scientists and system developers in the computing field each year. An endowment from the Infosys Foundation provides financial support for the US $175,000 annual award.

Dan Boneh, professor of Computer Science and Electrical Engineering at Stanford University, won the 2014 award for his contributions to the ground-breaking development of pairing-based cryptography and its application in identity-based encryption. His work established the field of pairing-based cryptography, the dominant area in cryptography for the last decade, by demonstrating the use of pairing functions to solve wide variety of problems in cryptography. Boneh, with Matt Franklin, showed how pairings could be used to develop a fully functional identity-based encryption scheme (IBE). This ushered in a whole new area of cryptography research to which Boneh's contributions have been central. IBE makes security mechanisms easier to use and deploy, and improves computer security to keep data, devices and critical systems safe, private and accessible.

Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions encompass economic, social and environmental dimensions.

We continue to advocate and influence positive and affirmative sustainability actions across the globe. Our CEO and MD, Dr. Vishal Sikka, and several senior leaders participated in the World Economic Forum in Davos in January 2015, and engaged in discussions with global leaders on this year's theme, 'The new global context'.

After Infosys became the first IT Company in the world to publish a sustainability report using the Global Reporting Initiative (GRI) G4 comprehensive guidelines in 2014, GRI Focal Point India invited Infosys to co-facilitate workshops to share our learnings.

Working with the community to facilitate larger social development is part of the Infosys culture. It is deeply ingrained in the ethos of the Company and amplified through actions, championed by leaders themselves.

Through our organization-led projects such as Campus Connect, Rural Reach and SPARK, we have successfully harnessed our reach and resources to encourage students in rural India to pursue higher education, provide infrastructure for government schools, and train faculty across schools and colleges. We work closely with educational institutions across the country to improve access to quality education offered in schools and universities.

Infosys also provides a platform for employees to engage in volunteering at our Development Centers (DCs) around the world where they are based. The CSR and Eco Clubs work with local initiatives and are powered entirely by employees in that location.

This year, the Clean India Campaign sparked off a chain of programs — cleanliness of the heart, mind, body, surroundings and neighborhoods — which was rolled out in most of our campuses across India.

On the environmental front, focused efforts on smart building systems, retrofits, new building designs with an effective envelope, and renewable energy, have significantly reduced our energy consumption in the last seven years. We pioneered the radiant cooling technology in India through radiant slab and radiant panel-based cooling systems. We have installed smart water meters across our campuses. We have been persistent in our efforts to ensure reuse, recycling and responsible disposal of waste to minimize the amount of waste going to landfills. In our efforts to achieve our goal of sourcing 100% of our electricity requirements from renewables by fiscal 2018, we have continued to invest in solar energy across our campuses.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 9* to the *Board's report*.

Business Responsibility Report

SEBI, vide its circular CIR/CFD/DIL/8/2012 dated August 13, 2012, mandated inclusion of the Business Responsibility Report (BRR) as part of the Annual Report for listed entities. In compliance with the said circular, we have provided the BRR as part of our Annual Report.

We also publish the Infosys Sustainability Report annually. Our report follows the GRI G4 framework. This is a comprehensive report that covers all aspects of our sustainability activities. The report is audited by an external auditor, Det Norske Veritas Germanischer Lloyd (DNV GL).

Green initiatives

During fiscal 2011, we started a sustainability initiative with the aim of going green and minimizing our impact on the environment. Like the previous years, this year too, we are publishing only the statutory disclosures in the print version of the Annual Report. Additional information is available on our website, *www.infosys.com*.

Electronic copies of the Annual Report 2014-15 and Notice of the 34th Annual General Meeting are sent to all members whose email addresses are registered with the Company / Depository Participant(s). For members who have not registered their email addresses, physical copies of the Annual Report 2015 and the Notice of the 34th Annual General Meeting are sent in the permitted mode. Members requiring physical copies can send a request to the Company.

The Company provides e-voting facility to all its members to enable them to cast their votes electronically on all resolutions set forth in the Notice. This is pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Amendment Rules, 2015. The instructions for e-voting are provided in the Notice.

Infosys Science Foundation

The Infosys Science Foundation (ISF), a not-for-profit trust, was set up in 2009 by Infosys, its founders and a few of its management, to promote research in the sciences. The Infosys Prize, instituted by the ISF, recognizes exemplary research by scholars and scientists connected to India. It hopes to inspire young Indians to choose a vocation in scientific research.

The prize categories and the names of the winners of the Infosys Prize 2014 are as follows :

Category	Winners
Engineering and Computer Science	Prof. Jayant Haritsa *Indian Institute of Science, India*
Humanities	Prof. Shamnad Basheer *Increasing Diversity by Increasing Access / SpicyIP, India*
Life Sciences	Prof. Shubha Tole *Tata Institute of Fundamental Research, India*
Mathematical Sciences	Prof. Madhu Sudan *Massachusetts Institute of Technology / Microsoft, U.S.*
Physical Sciences	Dr. Srivari Chandrasekhar *Council of Scientific and Industrial Research – Indian Institute of Chemical Technology, India*
Social Sciences	Prof. Esther Duflo *Massachusetts Institute of Technology/ Abdul Latif Jameel Poverty Action Lab, U.S.*

The Infosys Prize 2014 presentation ceremony was held in Kolkata at Taj Bengal on January 5, 2015. The President of India, Pranab Mukherjee, congratulated the winners and sent a video address that was played at the ceremony. The Chief Guest, Nobel Laureate economist, Prof. Amartya Sen, felicitated the laureates in the six categories with a 22 karat gold medal, a citation and a prize purse of ₹65 lakh, tax-free in India. The prize money was increased from ₹55 lakh to ₹65 lakh this year.

ISF also hosts the Infosys Science Foundation lectures (nationwide public talks by jurors and laureates of the Infosys Prize on their work), school events and contests in the hope of capturing the attention and imagination of the youth. In keeping with its mission of popularizing science in India, the ISF instituted a new program, *Gnanadeepa*, to train middle-school mathematics and science teachers from rural areas. Held at Infosys, Mysuru, the pilot initially targeted 500 government school teachers in Karnataka and was attended by over 630 participants from all 34 educational districts in the state. For more details on the activities and the trustees of the Infosys Science Foundation, visit our website, *www.infosys-science-foundation.com*.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Ministry of Corporate Affairs, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the State Governments, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Indore, Jaipur, Mangaluru, Mysuru, Nagpur, Noida, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Annexure 1 – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

[Pursuant to first proviso to Sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 – AOC-1]

in ₹ crore except % of shareholding

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves & surplus	Total assets	Total liabilities (excluding share capital and reserves & surplus)	Investments	Turnover [1]	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
Lodestone Holding AG	Dec 31, 2014	1 CHF = ₹63.70	166	120	323	37	–	–	22	–	22	100
Lodestone Management Consultants GmbH (Germany) [2]	Dec 31, 2014	1 EUR = ₹76.59	1	36	296	259	–	680	(10)	7	(17)	100
Lodestone Management Consultants Pty. Limited [2]	Dec 31, 2014	1 AUD = ₹51.68	–	(8)	45	53	–	165	1	(7)	8	100
Lodestone Management Consultants AG [2]	Dec 31, 2014	1 CHF = ₹63.70	1	37	306	268	–	875	56	30	26	100
Hafner Bauer & Ödman GmbH [2]	Dec 31, 2014	1 CHF = ₹63.70	–	–	–	–	–	–	–	–	–	100
Lodestone Management Consultants China Co., Ltd. [2]	Dec 31, 2014	1 RMB = ₹10.21	16	(22)	25	31	–	59	(14)	2	(16)	100
Lodestone Management Consultants s.r.o. [2]	Dec 31, 2014	1 CZK = ₹2.78	–	1	3	2	–	10	1	–	1	100
Lodestone Management Consultants GmbH (Austria) [2]	Dec 31, 2014	1 EUR = ₹76.59	1	(3)	2	4	–	10	–	1	(1)	100
Lodestone Management Consultants SAS [2]	Dec 31, 2014	1 EUR = ₹76.59	1	(28)	18	45	–	74	(17)	5	(22)	100
Lodestone Management Consultants Ltd. [2]	Dec 31, 2014	1 GBP = ₹98.31	–	23	251	228	–	574	12	6	6	100
Lodestone Management Consultants BV [2]	Dec 31, 2014	1 EUR= ₹76.59	1	(3)	18	20	–	51	(1)	–	(1)	100
Lodestone Management Consultants sp. z o.o. [2]	Dec 31, 2014	1 PLN = ₹17.99	3	(3)	17	17	–	75	8	7	1	100
Lodestone Management Consultants Portugal, Unipessoal, LDA [2]	Dec 31, 2014	1 EUR = ₹76.59	5	(5)	5	5	–	27	2	3	(1)	100
SC Lodestone Management Consultants S.R.L. [2]	Dec 31, 2014	1 RON = ₹17.19	1	4	6	1	–	23	5	1	4	100
Lodestone Management Consultants Pte Ltd. [2]	Dec 31, 2014	1 SGD = ₹47.72	–	(35)	9	44	–	53	(10)	3	(13)	100
Lodestone Management Consultants Inc. [2]	Dec 31, 2014	1 USD = ₹63.04	1	–	38	37	–	175	(1)	6	(7)	100
Lodestone Management Consultants (Belgium) S.A. [3]	Dec 31, 2014	1 EUR = ₹76.59	3	(23)	20	40	–	47	(11)	9	(20)	99.90
Lodestone Management Consultants Ltda. [3]	Dec 31, 2014	1 BRL = ₹23.83	–	(113)	47	160	–	84	(54)	22	(76)	99.99
Lodestone Augmentis AG [4]	Dec 31, 2014	1 CHF = ₹63.70	–	1	2	1	–	3	–	–	–	100
Lodestone Management Consultants S.R.L. [2]	Dec 31, 2014	1 ARS = ₹7.56	6	(4)	4	2	–	5	(4)	–	(4)	100
Infosys BPO Limited	Mar 31, 2015	INR	34	2,871	3,336	431	127	2,510	688	168	520	99.98

in ₹ crore except % of shareholding

Name of the subsidiary	Financial period ended	Exchange rate	Share capital	Reserves & surplus	Total assets	Total liabilities (excluding share capital and reserves & surplus)	Investments	Turnover [1]	Profit / (Loss) before taxation [1]	Provision for taxation [1]	Profit / (Loss) after taxation [1]	% of shareholding
EdgeVerve Systems Limited [5]	Mar 31, 2015	INR	462	(71)	466	75	–	148	(71)	–	(71)	100
Infosys Technologies (China) Co. Limited	Dec 31, 2014	1 RMB = ₹10.21	106	38	305	161	–	729	(6)	18	(24)	100
Infosys Technologies (Shanghai) Company Limited	Dec 31, 2014	1 RMB = ₹10.21	324	36	432	72	–	–	(3)	–	(3)	100
Infosys Public Services, Inc.	Mar 31, 2015	1 USD = ₹62.50	98	53	550	399	–	1,107	56	20	36	100
Infosys Americas Inc.	Mar 31, 2015	1 USD = ₹62.50	1	–	1	–	–	–	–	–	–	100
Infosys Tecnologia do Brasil Ltda	Dec 31, 2014	1 BRL = ₹23.83	109	(46)	144	81	–	220	28	(7)	35	100
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2014	1 MXN = ₹4.30	65	21	115	29	–	221	21	8	13	100
Infosys Technologies (Sweden) AB	Dec 31, 2014	1 SEK = ₹8.17	–	1	7	6	–	40	1	–	1	100
Infosys BPO s.r.o [6]	Mar 31, 2015	1 CZK = ₹2.46	3	38	59	18	–	91	22	3	19	99.98
Infosys BPO (Poland) Sp. z o.o. [6]	Mar 31, 2015	1 PLN = ₹16.52	4	244	361	113	–	457	95	21	74	99.98
Infosys McCamish Systems LLC [6]	Mar 31, 2015	1 USD = ₹62.50	175	(148)	171	144	–	320	12	–	12	99.98
Portland Group Pty. Limited [6]	Mar 31, 2015	1 AUD = ₹47.54	18	47	125	60	–	203	23	5	18	99.98
Portland Procurement Services Pty. Limited [7]	Mar 31, 2015	1 AUD = ₹47.54	–	–	–	–	–	–	–	–	–	–
Infosys Technologies (Australia) Pty. Limited [8]	Mar 31, 2015	1 AUD = ₹47.54	4	30	35	1	–	–	–	–	–	100

[1] Converted at monthly average exchange rates
[2] Wholly-owned subsidiary of Lodestone Holding AG
[3] Majority-owned and controlled subsidiary of Lodestone Holding AG
[4] Wholly-owned subsidiary of Lodestone Management Consultants AG
[5] Incorporated effective February 14, 2014
[6] Wholly-owned subsidiary of Infosys BPO Limited
[7] Wholly-owned subsidiary of Portland Group Pty. Limited, liquidated effective May 14, 2014
[8] Under liquidation

Notes :

1. *Investments exclude investments in subsidiaries*
2. *On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc., whose financial year end is December.*
3. *On January 23, 2015, a wholly-owned subsidiary, Infosys Nova Holdings LLC., whose financial year end is December, has been incorporated.*
4. *During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interest in DWA Nova LLC, whose financial year end is December, for a cash consideration of ₹94 crore.*
5. *Proposed dividend from any of the subsidiaries is nil*
6. *The following companies are yet to commence operation:*
   a. *Infosys Canada Public Services, a wholly-owned subsidiary of Infosys Public Services, Inc., has been incorporated effective December 19, 2014.*
   b. *Infosys BPO S. de R.L. de C.V., a wholly-owned subsidiary of Infosys BPO Limited, has been incorporated on February 14, 2014.*

for and on behalf of the Board of Directors of Infosys Limited

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Rajiv Bansal
Chief Financial Officer

Chennai
April 24, 2015

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of Sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in Sub-section (1) of Section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered in to during the year ended March 31, 2015, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis for the year ended March 31, 2015 are as follows:

Name of related party	Nature of relationship	Duration of contract	Salient terms [1]	Amount (in ₹ crore)
Nature of contract				
Investment in equity instrument				
Infosys Technologies (China) Co. Ltd.	Subsidiary	Not applicable	Not applicable	62
Infosys Technologies (Shanghai) Company Limited	Subsidiary	Not applicable	Not applicable	154
Infosys Tecnologia do Brasil Ltda [2]	Subsidiary	Not applicable	Not applicable	40
EdgeVerve Systems Limited [3]	Subsidiary	Not applicable	Not applicable	461
				717
Purchase of services				
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	139
Lodestone Management Consultants Pty. Limited, Australia	Subsidiary	Jan 1, 2013 – ongoing	Based on transfer pricing guidelines	121
Lodestone Management Consultants Ltd., U.K.	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	653
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	217
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	136
Infosys Tecnologia do Brasil Ltda	Subsidiary	Sep 1, 2009 – ongoing	Based on transfer pricing guidelines	7
				1,273
Purchase of shared services including facilities and personnel				
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	68
				68
Sale of services				
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	8
Lodestone Management Consultants Ltd., U.K.	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	23
Infosys Tecnologia do Brasil Ltda	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	8
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	80
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	50
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	735
				904
Sale of shared services including facilities and personnel				
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	22
Infosys BPO Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	38
				60

[1] *Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.*

[2] *Loan converted to equity*

[3] *On April 15, 2014, the Board of Directors ('the Board') of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve Systems Limited, subject to securing the requisite approval from shareholders in the Annual General Meeting (AGM). Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹ 421 crore (US $70 million) with effect from July 1, 2014. Net assets amounting to ₹ 9 crore have also been transferred and accordingly a gain of ₹ 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully-paid-up shares in EdgeVerve.*

for and on behalf of the Board of Directors

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Annexure 3 – Particulars of employees

a) Information as per Rule 5(1) of Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

We are a global leader in consulting, technology, outsourcing and next-generation services. We enable clients in more than 50 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees including that of the Management are on a par with industry levels. The nomination and remuneration committee continuously reviews the compensation of our CEO and senior executives to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of measurable performance goals. During fiscal 2015, there have been several changes in our leadership and management. The last of our founders, Narayana Murthy, S. Gopalakrishnan and S. D. Shibulal, stepped down from the services of the Company. As part of our succession planning, Dr. Vishal Sikka was appointed as whole-time director, CEO and MD designate, from June 14, 2014 to July 31, 2014 and as the CEO and MD effective August 1, 2014 following a professional executive search instituted and conducted by the nomination and remuneration committee of the Board. The members of the Company approved Dr. Vishal Sikka's appointment and remuneration at an Extraordinary General Meeting held on July 30, 2014.

Remuneration paid to whole-time directors

Name of the director	Title	Remuneration in fiscal 2015 (in ₹ crore)	Remuneration in fiscal 2014 (in ₹ crore)	No. of Stock options / RSUs granted in fiscal 2015	% increase of remuneration in 2015 as compared to 2014 (7)	Excl. WTD	Incl. WTD	Ratio of remuneration to	
						Ratio of remuneration to MRE (7)	Ratio of remuneration to MRE and WTD (7)	Revenues (fiscal 2015) (7)(8)	Net profit (fiscal 2015) (7)(8)
Narayana Murthy (1)	Chairman of the Board	0.00	0.00	–	0.00	0.00	0.00	0.00	0.00
S. Gopalakrishnan (1)	Vice Chairman of the Board	0.00	0.16	–	(99.62)	0.00	0.00	0.00	0.00
S. D. Shibulal (2)	Chief Executive Officer and Managing Director	0.00	0.16	–	(99.62)	0.00	0.00	0.00	0.00
Srinath Batni (2)	Member of the Board	1.88	2.33	–	59.81	76.44	76.44	0.00	0.00
B. G. Srinivas (3)	President and Member of the Board	4.43	7.52	–	65.06	254.34	254.34	0.00	0.00
Dr. Vishal Sikka (4)(5)	Chief Executive Officer and Managing Director	4.56	–	54,134	NA	116.90	116.90	0.00	0.00
U. B. Pravin Rao (6)	Chief Operating Officer	6.08	0.83	–	130.46	124.15	124.15	0.00	0.00

RSU – Restricted Stock Units; WTD – Whole-time Directors; MRE – Median Remuneration of Employees

(1) For the period April 1, 2014 to October 10, 2014
(2) For the period April 1, 2014 to July 31, 2014
(3) For the period April 1, 2014 to June 10, 2014
(4) For the period June 14, 2014 to March 31, 2015
(5) Additionally, during fiscal 2015, Dr. Vishal Sikka was granted RSUs valued at $ 2 million on the grant date. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement.
(6) Remuneration paid for the period January 10, 2014 to March 31, 2014 when the directorship was held
(7) Based on annualized salary
(8) Rounded off to two decimals

Remuneration paid to independent directors

Name of the director	Remuneration in fiscal 2015 (in ₹ crore)	Remuneration in fiscal 2014 (in ₹ crore)	Number of stock options / RSUs granted in fiscal 2015	% increase of remuneration (2015 over 2014) (7)
K. V. Kamath	1.97	1.63	–	20.86
Prof. Jeffrey S. Lehman	1.20	1.13	–	6.19
R. Seshasayee	1.03	0.81	–	27.16
Ravi Venkatesan	0.84	0.82	–	2.44
Kiran Mazumdar-Shaw (1)	0.76	0.10	–	68.89
Dr. Omkar Goswami (2)	0.61	0.81	–	0.00
Ann M. Fudge (3)	–	1.02	–	(100.00)
Carol M. Browner (4)	0.85	–	–	NA
Prof. John M. Etchemendy (5)	0.23	–	–	NA
Roopa Kudva (6)	0.11	–	–	NA

(1) For the period January 10, 2014 to March 31, 2014, for fiscal 2014
(2) For the period April 1, 2014 to December 31, 2014, for fiscal 2014
(3) For the period April 1, 2014 to June 14, 2014
(4) For the period April 29, 2014 to March 31, 2015
(5) For the period December 4, 2014 to March 31, 2015
(6) For the period February 4, 2015 to March 31, 2015
(7) Based on annualized salary

Remuneration of other Key Managerial Personnel (KMP)

Name of the KMP	Title	Remuneration in fiscal 2015 (in ₹ crore)	Remuneration in fiscal 2014 (in ₹ crore)	No. of stock options / RSUs granted in fiscal 2015	% increase of remuneration in 2015 as compared to 2014 [2]	Excl. WTD	Incl. WTD	Ratio of remuneration to	
						Ratio of remuneration to MRE [2]	Ratio of remuneration to MRE and WTD [2]	Revenues (fiscal 2015) [2][3]	Net profit (fiscal 2015) [2][3]
Rajiv Bansal	Chief Financial Officer	4.72	1.71	–	176.02	96.46	96.46	0.00	0.00
Parvatheesam K. [1]	Chief Risk & Compliance Officer and Company Secretary	0.98	0.20	–	256.44	23.50	23.50	0.00	0.00

[1] *For the period April 1, 2014 to January 10, 2015, for fiscal 2015 and for the period from September 12, 2013 to March 31, 2014, for fiscal 2014.*
[2] *Based on annualized salary*
[3] *Rounded off to two decimals*

The Median Remuneration of Employees (MRE) excluding Whole-time Directors (WTDs) was ₹4,89,468 and ₹5,16,404 in fiscal 2015 and fiscal 2014 respectively. The decrease in MRE (excluding WTDs) in fiscal 2015, as compared to fiscal 2014 is 5.2%.

The Median Remuneration of Employees (MRE) including Whole-time Directors (WTDs) was ₹4,89,470 and ₹5,16,447 in fiscal 2015 and fiscal 2014 respectively. The decrease in MRE (including WTDs) in fiscal 2015, as compared to fiscal 2014 is 5.2%.

The number of permanent employees on the rolls of the Company as of March 31, 2015 and March 31, 2014 was 1,39,148 and 1,27,198 respectively.

The revenue growth during fiscal 2015 over fiscal 2014 was 6.7% and net profit growth was 19.3%. The aggregate remuneration of employees excluding WTD grew by 6.4% over the previous fiscal. The aggregate increase in salary for WTDs and other KMPs was 57.7% in fiscal 2015 over fiscal 2014. This was based on the recommendation of the nomination and remuneration committee to revise the remuneration as per industry benchmarks.

Our market capitalization increased by 35.1% to ₹2,54,771 crore as of March 31, 2015 from ₹1,88,510 crore as of March 31, 2014. The Price Earnings Ratio was 20.5 as of March 31, 2015 which was an increase of 16.5%, as compared to March 31, 2014. The closing price of the Company's equity shares on the NSE and BSE as of March 31, 2015 was ₹2,218.35 and ₹2,216.60 respectively, representing a 5,97,687% (NSE) increase over the IPO price, adjusted for stock splits and bonuses to date.

The Company's variable compensation philosophy for its managerial personnel is to ensure it is competitive in the global markets in which it operates, for attracting and retaining the best talent. In future, the nomination and remuneration committee plans to use a combination of stock options, restricted stock units and performance-based stock to align senior employee compensation with shareholder value.

Component of remuneration to directors and other KMPs	Fixed salary	Bonus	Commission	Total
As a percentage of revenues for fiscal 2015	0.03%	0.03%	0.02%	0.08%
As a percentage of net profit for fiscal 2015	0.13%	0.10%	0.06%	0.29%

During fiscal 2015, no employee received remuneration in excess of the highest-paid director.

b) Information as per Rule 5(2) of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Abhay M. Kulkarni	VP & Service Offering Head, ECS	BE	48	26	Feb 26, 1990	1,10,34,775	TISCO, Graduate Trainee
Abhijit Sen	AVP & Senior Delivery Manager, MFG	BE	47	26	Jan 14, 2002	1,24,63,208	Visa International, Department Head
Abhishek Goyal	AVP & Practice Manager, MFG	B.Tech, PGD	41	18	Sep 11, 2000	80,84,320	Asian Paints (I) Limited, Area Manager
Ajay S. Bhandari	AVP & Practice Head, FS	BE	41	21	Oct 28, 1996	1,16,75,558	TCS Limited, Systems Analysis
Ajit Vijay Mhaiskar	AVP & Principal Technology Architect, MFG	BE, MS	38	17	Jul 09, 2001	72,23,106	Tata Infotech Limited, Senior Systems Engineer
Alok Uniyal	AVP & Industry Principal, QLTY	B.Tech, MBA	46	21	Aug 02, 2004	1,01,55,418	Mphasis BFL Limited, Senior Consultant
Amiteshwar Dayal Seth	AVP & Senior Delivery Manager, MFG	B.Sc (H), MBA, MS	44	19	Jun 24, 1996	73,42,464	–
Anand J. Raghavan	AVP & Head – IS Business Services, IS	BE	43	21	Nov 27, 1995	1,13,55,189	Wipro Infotech, Customer Support Engineer
Ananth Chandramouli	AVP & Engagement Manager – India	BE, EPGD, M.Tech	42	19	Aug 26, 1996	67,28,403	Carborundum Universal, Trainee
Anindya Sircar	AVP & Principal IP Officer, INFLAB	B.Sc, M.Sc, Ph.D	45	18	Oct 18, 2010	1,21,68,627	BIOCON Limited, Global Head IPR

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Anoop Kumar	AVP & Head – Business Excellence, QLTY	BE, PGD	44	23	May 03, 2000	99,55,070	Tata Steel, Deputy Manager
Anupama Nithyanand	AVP & Lead Principal – Education and Research, TAFF	BE	46	25	Jul 20, 2001	67,03,859	Wipro Technologies Limited, Manager – Training
Anurag Vardhan Sinha	VP & Regional Head, ECS	BE	44	22	Oct 07, 1992	1,03,60,897	–
Arun Kumar H. R.	VP & Manager – Unit Planning and Assurance, FS	BE	42	20	Nov 07, 1994	1,23,60,374	–
Aruna Chittaranjan Newton	AVP & Lead Principal – Education and Research, HRD	B.Com, MBA	48	25	Jan 03, 2000	98,31,846	Wipro Infotech, Manager – Training
Ashok Bhaskar Hegde	AVP & Industry Principal, FS	BA, MA, MBA, Ph.D	47	20	Jan 02, 2012	1,02,41,093	Wipro Technologies Limited, Head – FS Business Analyst & Investment Banking
Ashok Virbhan Lalla	AVP & Principal Marketing Manager, MKTG	BA, MMM	43	21	Oct 04, 2012	88,57,547	GROUPM, Leader Digital South Asia
Atul Alase	AVP & Global Sourcing Manager, SGS	BE	49	25	May 02, 2005	84,97,760	Target Case Technologies, Director
Atul Soneja	AVP & Delivery Head, FS	B.Tech (H)	42	20	Mar 15, 2010	87,76,261	TCS Limited, Senior Consultant
Babu N. S.	AVP & Product Line Manager, Finacle	B.Sc, M.Sc	42	21	Sep 04, 1995	1,09,41,913	Aapson Computers, Developer
Balaji Sampath	AVP & Principal Marketing Manager, MKTG	BE, MBA	44	21	Dec 23, 2004	1,08,12,184	Microsoft Corporation Private Limited, Business Manager
Balakrishna D. R.	VP & Practice Head, ECS	BE	43	21	Feb 07, 1994	1,45,45,938	HCL-HP, Customer Engineer – Trainee
Balashankar	VP & Head – Business Units Risk Management, CORP	BE	59	36	Dec 17, 1997	94,87,819	BEL, Manager & Dept. Head Of R&D
Bhaskar Chakravarty	AVP & Delivery Head, IPSU	B.Tech	42	20	Jun 26, 1995	1,23,99,489	–
Bhaskar Kakuturu	AVP & Unit Planning and Assurance Manager, RCL	B.Tech, PGD	43	22	Dec 13, 1996	1,04,54,415	Hindustan Cables Limited, Engineer
Binod Rangadore Hampapur	EVP & Head – Talent Fulfilment, TAFF	BE	52	29	Jul 01, 2013	3,15,72,539	MICO, SVP
Chandra Mohan Nandakumar	AVP & Industry Principal, ICP	BE	40	20	Mar 08, 2001	61,71,345	IIS Infotech Limited, Assistant Consultant
Charles Henry Hawkes	VP & Head – Facilities	B.Sc, PGCBM	55	30	Nov 15, 1996	1,75,32,189	Trans Oceanic Travel, Manager
Chetan Kumar Gupta	AVP & Senior Delivery Manager, ENG	BE	43	21	Mar 13, 1995	65,48,613	ITI Limited, Assistant Executive Engineer
Colin Pinto	AVP & Global Alliance Manager, ALLY	B.Tech, PGD	43	22	Oct 03, 2000	1,15,96,660	Wipro Technologies Limited, Associate Consultant
Dass Gunalan	AVP & Regional Head – Facilities	Diploma	52	31	Mar 12, 1999	63,99,576	Enercon System Private Limited, Manager Operations
Debashish Kumar Ganguly	AVP & Unit Talent Head, TAFF	B.Tech (H), PGDBM	51	29	Dec 03, 2012	93,50,603	Polaris Financial Technology Limited, SVP & Head
Deepak Gupta	AVP & Senior Delivery Manager, RCL	B.Tech	42	19	Aug 26, 1996	63,60,382	–
Deepak Kumar Pelluru	AVP & Practice Manager, DIS	B.Tech, MBA	39	17	Nov 19, 2007	64,87,713	Wipro Technologies Limited, Practice Head
Deepak N. Hoshing	VP & Head – Architecture, Finacle	B.Tech	52	30	Oct 10, 1996	1,47,15,989	Unisys, Senior Systems Analyst
Deepak P. N.	AVP & Principal Technology Architect, LSS	BE	47	25	Dec 18, 1995	98,22,418	Nuclear Power Corporation, Officer
Deepak Padaki	VP & Group Head – Mergers and Acquisitions, CORPSTGY	BE	44	23	Aug 10, 1992	1,48,64,195	–
Dheeshjith V. G.	SVP & Segment Head, GMU	B.Sc, ME	51	28	Sep 14, 1987	3,46,43,129	–
Dinesh R.	SVP & Service Offering Head, RCL	BE	46	25	Oct 01, 1990	2,19,92,764	–
Dipayan Mitra	Partner – Business Consulting, MCS	B.Tech	46	24	Nov 01, 2011	72,07,115	IC India, Senior Principal – Business Consulting
Eswar Muthukrishnan	AVP & Program Manager, CIS	B.Sc, PGDM, M.Sc	52	25	Dec 09, 2013	84,75,226	BT, Director
Ganesan Arunachalam Kaushik	AVP & Head – Reuse and Tools, QLTY	BE (H), ME	56	33	Jul 01, 2005	1,02,04,084	Karna Softek India Private Limited, Project Director & CTO India
Ganesh Gopalakrishnan	SVP & Group Head – Information Systems, IS	BE (H), PGD	52	28	May 02, 1994	2,95,19,455	Asian Paints (I) Limited, Systems Executive
Gautam Khanna	AVP & Practice Manager, MFG	B.Tech, PGDM	41	18	Jun 08, 1998	75,15,467	Reliance India Limited, Graduate Engineer Trainee
Geetha G.	AVP & Senior Delivery Manager, ENG	BE	49	28	Dec 01, 1995	79,69,182	ITI Limited, Senior Engineer
Gnanapriya C.	AVP & Principal Technology Architect, ECS	BE, MBA, ME	44	22	Jun 30, 1997	98,78,533	Mepco Schlenk Engineering College
Gopikrishnan Konnanath	VP & Practice Head, MFG	BE	44	21	Nov 07, 1994	1,35,35,870	BPL Systems & Projects Limited, Trainee Engineer
Guruprakash Pai Karkala	AVP & Practice Manager, CIS	BE	44	23	Sep 08, 1995	79,48,978	Kasturba Medical College, Biomedical Engineer
Gururaj B. Deshpande	AVP & Delivery Head, ICP	BE	43	21	May 02, 1994	1,12,68,079	BPL Limited, Trainee
Harish Srinivas Gudi	Partner – Business Consulting, MCS	BE	42	19	Jul 08, 2010	78,89,452	Mu Sigma, SVP
Himanshu Misra	AVP & Senior Principal – Business Consulting, MCS	B.Tech, MS, Ph.D	50	21	Dec 03, 2012	81,33,971	CMC Limited, Head – Strategic Reln & Corporate Sustainability
Indranil Mukherjee	VP & Practice Head, ECS	AMIE	44	21	Dec 04, 1995	1,25,00,542	Chipsoft Technologies, Customer Support Engineer
Ishwar C. Halalli	VP & Delivery Head, CIS	BE, M.Tech	52	29	Jan 19, 1996	1,77,34,013	AT&T SSTL, Manager – Technical

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Jagdish Krishna Vasishtha	AVP & Practice Manager, MOBL	BE	44	23	May 03, 2012	1,01,37,497	Kinetic Glue, COO
Jasdeep Singh Kaler	AVP & Principal Product Architect, Finacle	BE	39	19	Aug 26, 1996	92,53,210	–
Jayan Sen	Lead Principal – Education and Research, TAFF	B.Sc, MS, Ph.D	42	16	Feb 28, 2011	66,86,244	BNSF Railway Company, Director – Talent Management & OD
Jayesh Dhanvantkumar Sanghrajka	VP & Corporate Financial Controller, FIN	B.Com, CA, ICWA	41	17	Dec 24, 2012	1,20,32,381	Mu Sigma, VP – Finance
Jitendra Sangharajka D.	AVP & Head – Platform Services, IS	Diploma, BE	47	26	Sep 01, 1999	1,30,00,361	L&T Limited, Executive – IS
John Premkumar R.	AVP & Senior Delivery Manager, MFG	BE	41	21	Dec 09, 1996	62,30,167	L&T(ECC), Electrical Engineer
Kavita Manoj Kulkarni	VP & Head – Human Resource Development – Units, HRD	LLB, B.Com, MPM	46	24	Sep 01, 2008	1,36,20,783	WNS, SVP – HR
Koushik R. N.	VP & Head – Commercial, PURC	B.Sc	46	25	May 02, 1991	1,44,80,192	Frazer Techno Circuits Limited, Marketing Executive
Krishna Kumar C.	AVP & Practice Manager – IT Service, Support and Operations, CCD	BE	44	22	Sep 01, 1997	60,26,717	Vectra Systems & Solutions Private Limited, Centre Manager
Krishnan Subramanian	AVP & Senior Delivery Manager, RCL	B.Tech	42	20	Jun 26, 1995	1,07,85,431	–
Mahesh Dutt Kolar	AVP & Regional Manager – Finacle Sales, Finacle	BE, PGD	45	21	Jun 03, 1996	1,03,28,739	Wipro Fluid Power, Executive
Mahesh Kamath P.	AVP & Senior Delivery Manager, ICP	BE	46	24	May 08, 1995	1,12,23,266	Aptech Computer Education, Teaching
Mahesh Venkataraman	AVP & Delivery Head, MFG	B.Tech	48	27	May 13, 2013	92,71,398	Wipro Technologies Limited, General Manager
Mala Chandrasekhar	VP & Group Head – Business Finance, FIN	B.Com, ACA	42	17	Sep 06, 1999	1,29,27,550	Ford India Limited, Financial Analyst
Manas Kumar Sarkar	AVP & Principal Technology Architect, DIS	B.Tech (H)	41	19	Jun 24, 1996	68,32,006	–
Manesh Sadasivan	AVP & Principal Technology Architect, MOBL	B.Tech	38	17	Oct 13, 1997	69,71,607	–
Manish Kumar Mehta	AVP & Senior Delivery Manager, FS	B.Tech	42	21	Jun 27, 1994	62,07,434	–
Manohar Madgula Atreya	VP & Delivery Head, ENG	B.Tech, PGPM	43	21	Apr 07, 2011	1,18,74,954	Armstrong Capital, Director
Mohan Babu Vinayagavelayutham	AVP & Industry Principal, ICP	B.Sc, MBA	41	22	Oct 15, 2012	93,92,861	CTS, Director (Consulting) – Insurance
Mohan Kumar K. L.	AVP & Senior Delivery Manager, Finacle	B.Sc, CAIIB	48	27	Nov 03, 1997	61,47,646	Vijaya Bank, Assistant Manager
Mohit Saxena	AVP & Senior Delivery Manager, LSS	B.Tech	40	20	Jun 26, 1995	68,24,607	–
Murali Vasudevan	AVP & Practice Manager, CIS	MMS	47	26	Apr 01, 2003	1,12,32,667	Differentiated Software Solutions Private Limited, Director
Muthuvel Gajapathi	VP & Delivery Head, GMU	B.Sc, MCA	46	24	Aug 27, 1992	1,76,00,738	PSI Bull (I) Limited, Systems Executive
Nabarun Roy	VP & Head – Talent Planning and Deployment, TAFF	B.Tech	43	21	Aug 29, 1994	1,40,82,888	–
Nandini S.	AVP & Group Head – Organization Development, HRD	BE (H), M.Sc (H), Fellow	41	15	Jun 01, 2009	1,20,79,391	IBPO, Group Manager
Narahari Govindaraju	AVP & Senior Delivery Manager, GMU	BE, ME	43	20	Dec 11, 2000	63,50,454	TCS Limted, ITA
Narasimhamoorthy P.	AVP & Senior Delivery Manager, India	B.Sc, M.Sc, M.Tech	42	19	Feb 26, 1996	60,19,671	–
Narendra Murari Sonawane	AVP & Head – IS Business Services IS	BE, PGDM	49	27	Apr 25, 1997	76,20,844	MSEB, General Engineering
Naresh Balaram Choudhary	AVP & Head – Reuse and Tools, QLTY	BE	39	18	Jun 05, 2000	63,16,097	The Arvind Mills Limited, Manufacturing Manager
Naresh Kumar K.	AVP & Product Line Manager, Finacle	BE	46	24	Dec 17, 1990	1,01,48,577	–
Naresh Nath Kumar Duddu	AVP & Head – IS Business Services, IS	B.Tech	42	21	Jun 27, 1994	68,12,385	–
Narsimha Rao Mannepalli	SVP & Service Offering Head, ICP	BE, PGDBM	47	25	Jan 29, 2001	2,18,97,758	Ramco Systems, Project Director – e-Commerce Solutions
Niranjan V. S.	AVP & Senior Delivery Manager, ECS	Diploma, BE	44	22	Feb 13, 1995	1,06,47,986	Siemens Limited, Executive
Nishikant Nigam	VP & Delivery Head, CIS	B.Tech	41	20	Aug 28, 1995	1,52,55,417	–
Nithyanand Yeswanth	AVP & Senior Delivery Manager, TAFF	BE	46	26	Feb 05, 1996	1,06,63,100	L&T Limited, Executive
Pandiya Kumar Rajamony	AVP & Practice Manager, CIS	BE	43	20	Jan 05, 2004	64,16,949	ANZ Information Technology, Associate PM
Prakash Jayaram	AVP & Senior Principal – Business Consulting, India	BE, M.Sc	45	22	Oct 01, 2011	1,08,15,539	IC India, Senior Principal – Business Consulting
Pramod Prakash Panda	AVP & Head – Education, Training and Assessment, TAFF	B.Tech	41	19	Feb 09, 2004	84,16,138	Accenture Services Private Limited, Associate Manager
Prasad Balakrishna Honnavalli	AVP & Program Manager, CIS	BE, MBA	49	25	Aug 20, 2007	73,94,398	Sword Global India Pvt. Ltd, Technical Director
Prasad C.	AVP & Lead Product Manager, Finacle	BE	42	20	Nov 27, 1995	97,33,329	Grasim Industries, Trainee

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
U. B. Pravin Rao	Cheif Operating Officer and Whole-time Director	BE	53	30	Aug 04, 1986	6,07,67,855	IISc, Trainee
Pravin Vyanktesh Kulkarni	VP & Delivery Head, Finacle	BE, MBA	44	23	Jan 04, 2007	1,31,06,204	Wipro Technologies Limited, General Manager
Purushotham Bhandarkar	AVP & Associate Group Manager – Planning and Assurance, ECS	BE	45	23	Feb 13, 1995	74,56,449	Kirloskar Electricals, Engineer
Purushotham K.	AVP & Practice Manager – IT Services, CCD	B.Sc, PGD	50	23	Mar 19, 1994	98,63,376	Indian Computer Academy, Computer Centre Coordinator
Radhakrishna Huthinagadde Subbaiah	AVP & Practice Manager, CIS	BE	47	23	Sep 29, 2008	1,03,89,767	Bahwan I.T., Senior Manager
Radhakrishna S.	AVP & Practice Manager – IT Service, Support and Operations, CCD	BE	44	21	Jul 12, 1999	69,07,137	Microtech Software & Consultants Limited, Regional Manager
Raghavan S.	AVP & Principal Technology Architect, INFLAB	BE	42	20	Nov 07, 1994	1,10,71,782	Complete Business Solution, Trainee
Raghu Boddupally	AVP & Practice Manager, ECS	BE, MS	40	20	Jan 20, 2003	77,18,218	Trivium India, Team Leader
Raghupathi N. Cavale	VP & Strategic Business Practice Head – India	BE, MS	53	30	Dec 13, 1999	1,83,21,775	PricewaterhouseCoopers Limited, Principal Consultant
Raghuveer B. K.	AVP & Product Line Manager, ESERVE	BE	47	25	Apr 16, 1992	1,00,37,954	Ashok Leyland Limited, Production Engineer
Rahul Shah	AVP & Industry Principal, DIS	B.Tech, PGD	43	21	Jul 01, 2009	1,14,62,289	IBPO, PR – AVP – Operations
Rajashekara V. Maiya	AVP & Principal – Product Strategy, Finacle	B.Com, M.Com, CA	42	20	Sep 09, 1997	1,13,51,373	Vishnu Bharat & Company, Auditor
Rajeev Ranjan	VP & Practice Head, MFG	B.Tech, MBA	42	19	Aug 16, 1999	1,23,80,165	Nexgen Information Solutions, Associate Consultant
Rajesh Kharidehal	AVP & Unit Financial Controller, FIN	B.Com, CA	44	16	Oct 24, 2013	70,42,115	IBM India Private Limited, Head Finance
Rajesh Subbarao	Senior Principal – Business Consulting, MCS	PGD, M.Sc	43	20	Oct 01, 2011	77,13,890	IC India, Senior Principal – Business Consulting
Rajesh Thampy	AVP & Head – Communication Design, CDG	B.Sc	42	21	Apr 22, 1996	73,41,702	ENIGMA, Developer
Rajiv Bansal	EVP & Chief Financial Officer, FIN	B.Com (H), CA, ICWAI	42	21	Oct 11, 1999	4,72,15,113	Tata Technologies (I) Limited, Finance Manager
Rajkumar R.	AVP & Practice Manager – IT Services, CCD	BE	40	19	Jul 20, 1998	1,16,80,155	Crompton Greaves Limited, Network Engineer
Rajneesh Malviya	AVP & Delivery Head, FS	B.Tech	44	21	Jun 27, 1994	87,54,090	–
Rajnish Sharma	AVP & Senior Delivery Manager, GMU	B.Tech	43	22	Oct 08, 2001	1,14,55,415	Poorva Consultants, PM
Rama Mohan Venkata Kadayinti	VP & Head – Business Excellence, QLTY	BE, M.Tech	45	22	Oct 06, 2008	1,35,46,164	IBPO, AVP – Quality
Ramadas Kamath U.	EVP & Head – Administration, Facilities, Infrastructure & Security, FAC	BBM, FCA	54	30	Jul 01, 1994	4,41,33,366	Manipal Printers and Publishers Limited, Accountant
Ramakrishna B.	AVP & Delivery Head, CIS	BE, M.Tech	50	26	Mar 19, 1999	1,30,39,892	DSQ Software Limited, Associate Consultant
Ramakrishnan Krishnan	AVP & Practice Manager, RCL	B.Sc	39	19	May 15, 2006	95,18,335	Xansa India Limited, Senior Solutions Architect
Ramakrishnan M.	AVP & Head – Business Excellence, QLTY	B.Sc, CAIIB	58	37	Sep 04, 1996	1,35,67,424	Canara Bank, Officer
Ramesh Adiga	AVP & Practice Head, DIS	BE, M.Tech	46	24	Mar 05, 1996	1,15,10,859	INSAT, MCF (ISRO), Engineer
Ramesh Amancharla	AVP & Senior Delivery Manager, TAFF	B.Tech	41	19	Oct 14, 1996	65,97,400	SAIL, Management Trainee
Ramesh Babu S.	AVP & Lead Principal – Education and Research, TAFF	BE, M.Tech, Ph.D	46	19	Jul 23, 1997	1,15,78,653	TCS Limited, Trainee
Ranganath Dwarakanath Mavinakere	EVP & Member of CEO's Office, CEOO	BE, PGD, M.Tech	52	27	Dec 04, 2000	3,82,33,748	Surya Software Systems Private Limited, Director
Ratnavelswamy Shanmughom Rethinasamy	AVP & Unit Financial Controller, FIN	B.Com, CA, Company Secretary, ICWA	49	26	Aug 26, 2013	73,92,700	BREN CORPORATION, CFO
Ravi Kiran Kuchibhotla	AVP & Manager – Unit Planning and Assurance, MFG	B.Sc, CA	46	23	May 03, 2010	61,27,506	Sierra Atlantic, Director – Enterprise Applications
Ravi Kumar Dikshit	AVP & Senior Delivery Manager, ECS	BE	40	19	Mar 24, 1997	1,14,18,270	Ashok Leyland Limited, Trainee
Ravi Kumar S.	EVP & Global Head of Delivery	BE, PGD	43	22	Nov 08, 2002	1,55,08,684	Sapient Corporation, Director
Ravichandran Annadurai	AVP & Practice Manager, CIS	BE	47	25	Mar 14, 2003	76,05,373	Wipro Technologies Limited, Regional Manager – IMS

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Ravindranath P. Hirolikar	AVP & Group Manager – Information Security, ISG	BE	42	20	Nov 05, 1997	1,04,97,034	Global Telecom Services Limited, Network Engineer
Reddy Kesari	Practice Manager – India	BE	42	20	Oct 01, 2011	61,68,624	Infosys Consulting, Senior Principal – Business Consulting
Renganathan V. R.	VP & Delivery Head – India	BE	45	25	Jun 18, 1990	1,49,87,345	–
Richard Lobo	VP & Head – Human Resource Development – Units, HRD	BE, PGD	43	20	Dec 11, 2000	1,25,59,517	Godrej & Boyce MFG Company, Assistant Manager
Roshan Kumar Subudhi	AVP & Practice Head, ICP	B.Tech, PGD	43	19	Nov 30, 2006	1,08,74,307	Sierra Atlantic Software Services Limited, VP – Enterprise Applications
Ruchika Jain	AVP & Manager – Unit Planning and Assurance, ECS	BA (H), MS	45	22	Oct 30, 2000	98,86,929	FSD INT'L Nehru Place, Project Leader
Sai Kumar Shamanna	VP & Head – Human Resource Development – Units, HRD	BE, MBA	45	23	Aug 21, 2000	1,28,35,204	Denso Haryana Private Limited, Manager – Planning And Procurement
Sajit Vijayakumar	AVP & Practice Head, RCL	B.Com, ACA, AICWA	43	19	Jan 17, 2000	1,28,43,491	ICICI Securities / ICICI Infotech, AVP – Financial Control
Saju Sankaran Kutty	AVP & Practice Engagement Manager, CIS	B.Tech	41	18	Jul 28, 2003	1,05,39,240	Digital Global Soft, Senior Systems Engineer
Sandeep M. K.	AVP & Product Line Manager, INFLAB	BE, ME	46	23	Feb 01, 1992	1,07,04,618	IIT Madras, Associate
Sanjay Jalona	EVP & Segment Head, MFG	M.Sc	46	25	Dec 15, 2000	3,62,61,543	Gemplus India Private Limited, Director
Satheesha B. N.	AVP & Lead Principal – Education and Research, TAFF	BE	43	22	May 10, 1993	1,23,04,925	–
Sathyanarayana Krishnamurthy	AVP & Industry Principal, ECS	BE, M.Tech	48	24	Apr 16, 2007	63,53,348	Enzen Global Solutions Private Limited, AVP
Satish G.	AVP & Senior Delivery Manager, FS	BE	43	20	Feb 13, 1995	1,05,88,366	–
Satish H. C.	VP & Service Offering Head, MFG	BE	44	21	May 02, 1994	1,87,13,923	–
Satya Prakash Singh	AVP & Delivery Head, DIS	B.Tech	44	21	Feb 13, 1995	1,06,59,416	SAIL, Trainee
Saurava Mishra	AVP & Practice Manager, CIS	BE	40	19	Jan 27, 1998	60,54,119	TCS Limted, Project leader
Savio D'Souza	AVP & General Manager – IP Deployment and Commercialization, INFLAB	B.Sc, MCA	45	23	Jun 23, 1992	1,11,28,713	–
Senthil Nathan M.	AVP & Practice Manager, LSS	B.Tech	41	21	Nov 07, 1994	1,05,24,463	Parks Controls & Com, Trainee
Shaji Mathew	VP & Service Offering Head, FS	B.Tech	44	23	Jun 22, 1992	2,01,44,068	Mukand Limited, Bombay
Shamita Chatterjee	VP & Group Head – HR Compliance, Risk and Change Management, HRD	BA (H), PGD	45	21	Dec 01, 2011	1,33,97,105	Mercer Consulting Limited, Business Leader – India
Sharmistha Adhya	AVP & Principal – Compliance, HRD	B.Tech (H)	42	18	Mar 22, 2010	61,90,851	Infosys Limited, Delivery Manager
Shekar Laxminarayan	AVP & Practice Manager, CIS	BE, MBA	49	27	Apr 05, 2013	83,78,492	SYNTEL Limited, VP & Business Head – IMS
Shishank Gupta	AVP & Delivery Head, RCL	BE	39	18	Jan 06, 1997	1,12,28,601	–
Shrinivas Udatha	AVP & Practice Head, MFG	B.Tech, PGD	48	26	Nov 29, 1999	1,14,72,028	TCS Limited, IT Analyst
Shripad N. Shanbhag	AVP & Practice Manager, CIS	B.Tech	44	23	Mar 21, 1992	98,19,282	–
Shyam Kumar Doddavula	AVP & Principal Product Architect, INFLAB	B.Tech, MS	39	18	Dec 17, 2001	70,85,183	Aztec Software & Tech. Services Limited, Technical Leader
Shyam Sundar V.	AVP & Practice Manager – IT Service, Support and Operations, CCD	BE	47	26	Dec 19, 1994	1,21,35,544	Monotype India Limited, Senior Customer Support Engineer
Siva Kumar Srinivasa Venkata Nandiwada	AVP & Delivery Head, ICP	B.Sc, PGD, M.Sc	42	17	Jan 02, 2001	95,14,597	I. T. SOLUTIONS, Project Leader
Sreekumar Sreedharan	AVP & Practice Manager, MFG	B.Tech, MBA	46	24	Jul 29, 2002	72,97,913	Satyam Computer Services Limited, Senior Consultant
Sridhara N. R.	AVP & Head – Audit and Assessments, QLTY	B.Sc, M.Sc	58	31	Jan 01, 1984	1,00,87,718	–
Srikantan Moorthy	EVP & Global Head – Human Resources	BE	52	30	Dec 07, 2000	4,03,47,980	Inventa Corporation, General Manager
Srinivas J.	AVP & Principal Technology Architect, GMU	B.Tech	43	21	Jun 27, 1994	60,20,463	–
Srinivas Kamadi	AVP & Group Practice Engagement Manager, ICP	BE	42	19	Nov 29, 2002	78,47,398	Mascot Systems Limited, PM (Lead Consultant)
Srinivas Padmanabhuni	AVP & Principal Research Scientist, INFLAB	B.Tech, M.Tech, Ph.D	45	16	Apr 22, 2002	1,06,73,550	Firewhite Inc., Software Architect
Srinivas Poosarla	AVP & Group Manager – Information Security, DPO	B.Tech	48	27	Sep 21, 1998	1,02,10,184	Tata Steel, Manager
Srinivasan Govindan	AVP & Senior Delivery Manager, FS	BE	47	24	Nov 12, 1998	61,74,051	ITC, Systems Administrator

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)	Previous employment and designation
Srinivasan Subramaniam	AVP & Principal Technology Architect – India	BE	41	20	Sep 18, 2008	62,84,509	Dubai World, Enterprise Architecture
Subrat Kumar Pati	AVP & Group Engagement Manager – India	BE, PGD	42	22	Aug 17, 1999	1,27,54,371	PricewaterhouseCoopers Limited, Consultant
Subrata Kar	AVP & Practice Manager, LSS	B.Sc	50	28	Nov 21, 2005	70,46,107	Hexaware Technologies Limited, AVP
Sukanya Ghosh	AVP & Principal Marketing Manager, MKTG	BA (H)	45	22	Dec 15, 2011	83,07,642	HSBC Electronic Data Processing India Limited, SVP
Suman Sasmal	VP & Head – Quality	BE, PGDBM	51	28	Dec 12, 2001	1,98,18,138	RS Software India Limited, VP
Sumit Virmani	VP & Head – Marketing	B.Com, MBA	40	19	May 06, 2004	1,18,87,798	Polaris Software Lab Limited, AVP Marketing
Sundar K. S.	AVP & Lead Principal – Education and Research, TAFF	BE, M.Tech, MS	46	22	Aug 26, 1998	70,03,939	S.I.T, Teaching
Sundaresh Shankaran	AVP & Senior Delivery Manager, ENG	BE	45	24	Mar 09, 1998	76,78,092	L&T Limited, Product Engineering
Sunil Jose	AVP & Senior Delivery Manager, ENG	B.Tech	46	24	Jun 08, 1994	1,13,40,836	Motor Indus Software Services Private Limited, Supervisor
Sunil Kumar Dhareshwar	VP & Group Head – Global Taxation, FIN	B.Com, CA	39	19	Sep 10, 2013	98,47,974	News Corporation (ASIA) Limited, Head Of Tax – Asia
Sunil Kumar Gupta	VP & Service Offering Head, Finacle	BE	51	17	Sep 27, 2012	1,84,74,069	Logica, Chief Operating Officer
Sunil Senan	AVP & Practice Head, GMU	BE, EPGD	42	20	Jan 08, 2001	1,51,28,109	TCS Limited, IT Analyst
Suraj George Jacob	AVP & Practice Manager, ICP	BE	44	22	Jan 13, 2005	76,19,549	Patni Computer Systems Limited, Senior Consultant
Suresh Ramasubbu	AVP & Group Engagement Manager, LSS	BE	38	17	Oct 13, 1997	70,00,003	–
Surya Prakash K.	SVP & Unit Head, DIS	BE	46	25	Jul 23, 1990	2,30,81,259	–
Suryanarayanan M. S.	AVP & Senior Delivery Manager, FS	B.Sc, MCA	42	19	Aug 02, 1999	61,91,689	Aviation Software Development Consultancy (I) Limited, Systems Engineer
Suryaprakash Viswanath Kareenahalli	VP & Delivery Head, RCL	BE, PGD	49	26	Oct 15, 2007	1,25,03,157	Wipro Technologies Limited, General Manager
Thothathri Visvanathan	VP & Delivery Head, LSS	BE, PGCCA	52	29	Jul 06, 2000	1,89,87,117	CSAI, Senior Consultant
Vasavi Lakshmi Mondeti	AVP & HR Business Manager, HRD	BCS, MBA	39	18	Nov 17, 2005	70,30,458	Ramco Systems, Pre-Sales Manager
Vasudev Kamath	AVP & Unit Risk Manager, CORP	B.Tech	41	19	Feb 05, 1996	63,70,547	–
Vasudeva M. Nayak	VP & Group Head – Global Mobility and Assurance, TAFF	BBM	57	35	Aug 24, 2011	1,47,42,760	Wipro Technologies Limited, VP
Venkat Narayan S.	AVP & Principal Technology Architect – India	BE	42	21	Jun 27, 1994	87,38,722	–
Venkata Seshu Gulibhi	AVP & Senior Delivery Manager, MFG	B.Sc, M.Sc, M.Tech	47	23	Feb 21, 1994	1,03,91,365	UB Informations & Consulting Services, Executive
Venkataramanan T. S.	VP & Product Delivery Head, Finacle	BE	50	29	Nov 29, 1993	1,83,91,097	TELCO Limited, Senior Systems Officer
Venkatramana Gosavi	VP & Regional Head, Finacle	BE, MBA	50	26	Apr 03, 2002	1,33,76,546	Ramco Systems, Country Manager – India & Middle East
Vibhuti Kumar Dubey	VP & Practice Head, LSS	BE, PGD	50	26	Apr 01, 2002	1,24,58,771	HCL Group, Business Development Manager
Vijay Mishra	AVP & Practice Head, RCL	BE, PGD	42	19	Jun 08, 1998	79,07,850	The Tata Engineering & Locomotive Co. Limited, Engineer
Vijayeendra S. Purohit	AVP & Practice Manager – IT Services, CCD	BE	47	25	Apr 08, 1996	1,13,80,834	The Printers (Mysore) Limited, Senior Executive
Vinayak Prabhakar Hegde	AVP & Delivery Head, ICP	BE	42	22	Mar 05, 2007	83,53,247	Wipro Technologies Limited, Delivery Manager
Virendra Paliwal	AVP & Product Line Manager, INFLAB	Diploma, BE, PGDM	45	22	Aug 28, 1997	1,04,67,063	Ramco, Production Incharge
Vishnu G. Bhat	SVP & Unit Head, CIS	BE	46	23	Feb 15, 1993	2,27,87,971	R.V. College Of Engineering, Lecturer
Vishwanath Kalasapur Narayan	AVP & Principal Technology Architect, CIS	BE, MS	51	22	Oct 30, 2002	96,52,612	Teraburst Networks Inc.,Network Architect
Visvanathan Lakshmi Narayan	AVP & Senior Delivery Manager, ECS	B.Sc, MS, MBA	48	27	Jan 13, 2005	1,04,71,985	Hexaware Technologies Limited, AVP
Visveswara Gupta K.	AVP & Delivery Head, DIS	BE	46	23	Apr 04, 1992	1,34,02,091	–

Note: Remuneration includes long-term bonus paid to eligible employees for fiscal 2013, 2014 and 2015 as per the employment agreement.

Employed for part of the year with an average salary above ₹ 5 lakh per month

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of leaving	Gross (₹) (Part year / month)	Previous employment and designation
Ajay S. Anand	AVP & Practice Manager, ESERVE	BE	43	21	Jun 30, 2014	18,25,776	Electrohms Private Limited, Marketing
Anup Uppadhayay	CEO & MD, Infosys BPO Limited	BE, PGD	44	22	Nov 30, 2014	1,02,60,969	National Computers, Customer Support Engineer
Balaji Srinivasa Rao Ghat	AVP & Practice Manager – IT Services, CCD	BE	45	22	Apr 30, 2014	29,28,148	Zen Computers, Networking Consultant
Bhaskar Babu K.	AVP & Senior Delivery Manager, MFG	BE	42	20	Aug 18, 2014	35,92,708	–
Bhuvaneswari Sundaram	VP & Delivery Head,	B.Sc, MCA	50	26	Apr 04, 2014	38,54,242	Citibank, AVP
Chandra Shekar Kakal	SVP & Head – Global Delivery, GDLY	Diploma, BE, PGD, MBA	54	30	Apr 18, 2014	1,07,82,052	Ramco Systems, Product Manager
Chandrakanth Desai	VP & Head – IT Service Management, CCD	B.Tech, M.Tech	59	37	Aug 28, 2014	43,42,758	Indian Air Force, Wing Commander
Deepak Bhalla	AVP & Unit Financial Controller	B.Com, ACA	41	19	Nov 18, 2014	62,92,228	JK Corp. Limited, Assistant Manager – Corporate Finance
Deepak Bhatia	AVP & Practice Manager – India	BE, MBA, ME	47	24	May 12, 2014	30,18,951	IBPO, Tower Head
Ganapathy Subramanian Venugopal	VP & Head – Strategy & Planning, CPLAN	BE, PGD	39	16	May 30, 2014	25,15,313	Royal Sundaram Alliance Insurance Co. Limited, Manager – Planning And Strategy
Gautam Rohidekar	VP & Principal Legal Counsel, Legal	BL	39	16	Sep 30, 2014	57,26,856	Obopay India, VP Legal
Geetha Das	AVP & Head – IS Business Services, TAFF	B.Tech, M.Tech	51	24	Apr 02, 2014	24,09,616	Trigyn Technologies Limited, Practice Manager
Ghanashyam Wagle	AVP & Principal Technology Architect, ESERVE	BE	45	23	Jun 30, 2014	42,70,631	Godrej & Boyce Manufacturing, Manager
Girish A. R.	VP & Head – Products, Platforms and Solutions, RCL	BE, PGD	42	19	May 30, 2014	28,61,003	MICO, Trainee
Gopal Devanahalli	VP & Head – Products, Platforms and Solutions, ECS	PGDMS	46	22	Apr 23, 2014	42,84,466	IBPO, Strategic Business Practice Head – CME
Haragopal Mangipudi	SVP & Head – Finacle	LLB, B.Sc, PGD	53	28	Oct 20, 2014	1,64,39,457	Canara Bank, Officer
Jitendra Pal Thethi	Principal Technology Architect, INFLAB	BE, MBA	42	19	May 15, 2014	7,89,580	Suvi Information Systems Private Limted, Technical Leader
Krishna Mohan Durbha	Senior Principal – Business Consulting, MCS	BE, PGDM	48	24	Oct 31, 2014	41,75,901	Deloitte Touche Tohmatsu India Private Limited, Subject Matter Expert
Krishna Prasad C. N.	Product Line Manager, Finacle	B.Tech, M.Tech	43	20	Apr 02, 2014	5,12,859	–
Krishnamoorthy Ananthasivam	VP & Delivery Head, RCL	B.Tech, M.Sc (Engg)	53	30	Aug 28, 2014	31,42,957	Urban Transport Development Corporation, Research Assistant
Kshitij Kumar	AVP & Delivery Head, FS	B.Tech	42	20	Dec 03, 2014	65,30,172	–
Manish Jain	Industry Principal, Finacle	Diploma, B.Sc	41	20	Jul 04, 2014	16,12,066	ABN Amro Bank, Manager Service Delivery
Manjula M. K.	AVP & Practice Manager, CPLAN	B.Tech, MS	44	22	Jul 24, 2014	35,00,244	Kanbay Software, Consultant
Meera Govind Rajeevan	AVP & Program Manager, TAFF	B.Tech, PGD	47	24	Oct 31, 2014	68,88,073	Sobha Developers, VP
Mohan Kumar K.	AVP & Principal Technology Architect, GDLY	B.Tech, MS	41	17	May 30, 2014	20,41,312	Case Consult India Private Limted, Software Engineer
Murali Mahalingam	Industry Principal, Finacle	B.Com, M.Com	46	26	Jul 01, 2014	15,16,862	MISYS International Banking System Limited, Business Analyst
Murali Melukote Gundappa	Industry Principal, CIS	B.Sc, M.Phil, M.Sc	42	16	Apr 25, 2014	5,90,180	HCL Comnet, Deputy General Manager
Muralikrishna K.	SVP & Group Head – CCD, CCD	B.Sc	51	30	Jul 11, 2014	92,71,613	–
Nagaraj Nanjundaram	AVP & Program Manager, ESERVE	BE, PGD	44	20	Jun 30, 2014	20,56,273	TCS Limited, Assistant Consultant
Nagarajan Srinivasan	AVP & Unit Talent Head, ESERVE	BE	45	22	Jun 30, 2014	28,05,132	–
Nandita Mohan Gurjar	SVP & Group Head – Education and Research, TAFF	BA, MA	54	22	Sep 30, 2014	95,77,019	IBPO, VP And Head Of HRD
Neeraj Arvind Joshi	AVP & Practice Manager, GDLY	BE	41	19	May 30, 2014	26,87,769	Thermax Fuji Electricals, Executive
Nithyanandan Radhakrishnan	SVP & General Counsel, Legal	BL	39	16	Apr 15, 2014	3,48,69,511	Roamware Inc., General Counsel
Parvatheesam Kanchinadham	AVP & Chief Risk Officer, GRC	LLB, B.Com (H), ACS, MBA	39	15	Jan 10, 2015	98,00,566	Wipro Technologies, Senior Executive Legal
Patrick D. Jayaseelan K.	Product Line Manager, MOBL	BE	44	23	Apr 16, 2014	7,41,343	Godrej Ge Appliances, Maintenance Engineer
Prabhakar Devdas Mallya	VP & Head – Information Security Group, ISG	B.Tech, M.Tech	60	38	Jul 31, 2014	56,00,007	BHEL, Senior Development Engineer
Puneet Gupta	AVP & Product Line Manager, INFLAB	BE	37	15	Aug 08, 2014	38,01,529	Bell Labs – Lucent Technologies, Senior Software Engineer
Rajesh Narayan Rajan	Principal Technology Architect, CIS	B.Com, CA, MBA	44	20	Apr 01, 2014	8,32,593	Infosys BPO Limited, Principal Consultant

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of leaving	Gross (₹) (Part year / month)	Previous employment and designation
Rajeswar Rao K.	AVP & Senior Delivery Manager, FS	B.SC (Engg), MBA	49	26	Jun 06, 2014	39,48,408	IIS Infotech, Associate Consultant
Rakhi Mullick	Industry Principal, ESERVE	BA, PGD	46	20	Jun 30, 2014	18,51,796	Aditya Birla Retail Limited, Senior Vice President
Ramana Venkata Udathu	AVP & Senior Delivery Manager, ECS	BE, ME	50	27	Apr 02, 2014	20,79,305	Temenos Systems India Private Limited., Associate PM
Rohan M. Parikh	VP & Head – Infrastructure, FAC	BE, MS	47	23	Dec 01, 2014	72,84,519	IBPO, Business Manager
Samantha Reddy Parvatha	Product Line Manager, ESERVE	B.Com, M.Sc	45	19	Jun 27, 2014	19,76,296	B2B Software Technologies, Co-Founder
Samson David	SVP & Strategic Business Practice Head, EVERVE	BE	46	24	Jun 30, 2014	73,96,190	Voltas Limited, Service Engineer
Sanjay Nambiar R.	AVP & Engagement Manager, ESERVE	BE	40	18	Jun 30, 2014	20,84,263	M/S Pmt Machine Tool Automatics Limited, Senior Engineer Marketing
Sanjay Purohit	SVP & Global Head – Consulting	BE	48	24	Jun 30, 2014	1,05,69,720	Tata Quality Management Services, Senior Consultant
Sateesh Seetharamiah	AVP & Senior Principal – Business Consulting, EVERVE	BE, M.Sc	46	20	Jun 30, 2014	25,05,904	Infosys Consulting India Limited, Senior Principal – Business Consulting
Savio Anthony Coutinho	AVP & Principal Technology Architect, ESERVE	BE	43	21	Jun 30, 2014	27,50,833	Voltas Limited, Engineer
Shailesh Kumar Agrawal	AVP & Head – Corporate Accounting Group, FIN	M.Com, CA, ACS, CISA, DBF	41	19	Apr 30, 2014	30,87,405	IFCI, Manager
Shashidhar B. Ramakrishnaiah	AVP & Senior Delivery Manager, FS	BE	44	21	Oct 01, 2014	33,00,829	Mediaserv Information Architects Inc., Senior Solutions Consultant
Shreekant Bhoot	Senior Manager – Corporate Accounting Group, FIN	B.Com, CA, ACS	40	15	Apr 15, 2014	5,26,138	Bausch & Lomb Eye Care India Private Limited, Finance Manager
Shubhasis Pattnaik	Industry Principal	BE, PGD	40	15	Apr 15, 2014	5,59,181	HCL Technologies Limited, Senior Management Trainee
Sitangshu Supakar	Principal – IP Deployment and Commercialization, INFLAB	BE, M.Tech	44	18	May 23, 2014	12,35,936	–
Soundararajan Sarangarajan	AVP & Group Engagement Manager – India	Diploma, BE	52	27	Jul 04, 2014	41,27,070	Standard Chartered Bank, IT Services Delivery Manager – Group Technology
Srinath Batni	Member of the Board	BE, ME	60	37	Jul 31, 2014	1,88,24,251	PSI Bull (I) Limited, Senior Manager – Marketing Technical Support
Srinath Subrahmanyan	Product Line Manager, ESERVE	BE (H), MS, MBA	48	22	Jun 30, 2014	17,82,292	Yahoo SDC, Senior Director
Srinivas Seshadri	AVP & Lead Product Manager, EVERVE	BE	45	22	Nov 03, 2014	51,27,784	Kinetic Glue Online Communities, CEO and Board Manager
Srinivasan Raghavan	AVP & Delivery Head, CIS	BE	56	34	Aug 28, 2014	43,09,332	Tata Infotech Limited, Group Manager
Srinivasan Ramachandran	AVP & Industry Principal – Infrastructure Management, CIS	Diploma, BE, MBA	44	26	Nov 18, 2014	49,87,968	Wipro Technologies, General Manager And Global IT Head
Sriram Natarajan	AVP & Senior Delivery Manager, RCL	B.Tech	41	19	Nov 07, 2014	54,68,544	–
Sriranga Ramanuj Acharya K. N.	AVP & Lead Principal – Education and Research, TAFF	BE, M.Tech	50	28	Jun 13, 2014	17,55,761	Honeywell Technology Solutions Lab Private Limited, Learning Lead
Subrahmanya S. V.	VP & Research Fellow – Education and Research, TAFF	BE, M.Tech	53	27	Aug 22, 2014	67,51,542	Ashok Leyland Information Technology Limited, Assistant PM
Subraya B. M.	VP & Dean – Foundation Program, TAFF	B.Sc, M.Sc, PGD, Ph.D	60	36	Nov 10, 2014	1,38,46,346	Infosys Technologies Limited, Consultant – E&R
Sudheer H. R.	AVP & Product Line Manager, Finacle	BE	41	21	Feb 27, 2015	66,11,978	Telco Limited, Trainee
Sudhindra Magadi Suryanarayanarao	Principal Product Architect, Finacle	BE	40	17	Jun 30, 2014	15,34,726	HP India Limited, Technical Architect
Sudhir Albuquerque	SVP & Service Offering Head, ECS	BE	46	24	Jul 15, 2014	27,04,273	Freelancer

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of leaving	Gross (₹) (Part year / month)	Previous employment and designation
Sumeet Kumar	Global Alliance Manager, Finacle	B.Tech, MSM, BA	43	17	Jun 05, 2014	17,32,381	Intel India Technology Private Limited, Business Support Manager
Suresh Prahlad Bharadwaj	AVP & Industry Principal, ESERVE	BE, MS	53	28	Jun 30, 2014	26,08,116	Infosys Consulting India Limited, Senior Principal
Sushanth Michael Tharappan	VP & Group Head – Talent Acquisition, EVERVE	B.Sc, MBA	40	17	Jun 30, 2014	50,95,836	Life Skills India Training Private Limited, Manager
Tarunpreet Singh Ahluwalia	Delivery Manager, ECS	B.Tech	45	22	Jun 13, 2014	13,97,257	Punjab Communications Limited, Deputy Manager
Venkatesh Govindaraju Angirasa	Principal Research Analyst, CIS	BE, MS, Ph.D	55	19	May 30, 2014	12,30,595	VMWARE, Senior Business Analyst/IT Product Management
Venkateshwaran A.	AVP & Practice Head, RCL	BE	42	21	May 20, 2014	31,33,531	AMCO Batteries Limited, Trainee
Vinoop Aradhya	AVP & Product Line Manager, ESERVE	BE	40	18	Aug 07, 2014	31,77,391	MISYS Software Solutions, Senior Project Manager
Yogesh Kumar Bhatt	AVP & Lead Principal – Education and Research, TAFF	B.Arch, PGD, Ph.D	47	19	Jul 11, 2014	34,27,053	Nirma Institute Of Management, Professor

Note: Remuneration includes long-term bonus paid to eligible employees for fiscal 2013, 2014 and 2015 as per the employment agreement.

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross (₹) (Part year / Month)	Previous employment and designation
Ganapathy Subramanian	VP & Unit Technology Officer, BDA	MS, MMS	38	17	Sep 22, 2014	59,15,264	SAP, Global Vice President
Gopi Krishnan Radhakrishnan	VP & Principal Legal Counsel, Legal	BA, LLB	38	15	Sep 11, 2014	52,02,467	IBM, Senior Counsel/Director
Sudipto Shankar Dasgupta	AVP & Principal Technology Architect, BDA	BE	36	13	Sep 04, 2014	35,18,470	SAP Labs India Private Limited, Chief Architect
Venkatesh Vaidyanathan	VP & Product Delivery Head, Finacle	B.Sc, MCA	47	23	Feb 02, 2015	18,32,934	SAP Labs India, Vice President

for and on behalf of the Board of Directors

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Legend

Designations at Infosys	
AVP	Associate Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President

Units at Infosys	
ADM	Application Development and Maintenance
ALLY	Global Alliances
BDA	Big Data and Analytics
BITS	Business IT Services
BIZP	Business Platforms
CCD	Computers and Communications Division
CEOO	CEO's Office
CIS	Cloud & Infrastructure Services
CORP	Corporate Office
CPLAN	Corporate Planning

Units at Infosys	
DPO	Data Privacy Office
ECS	Energy & Utilities, Communications and Services
ESERVE	Edge services
ETA	Education, Training and Assessment
EVERVE	EdgeVerve
FAC	Facilities
FIN	Finance
FS	Financial Services
FSI	Financial Services and Insurance
GDLY	Global Delivery
GI	Global Immigration
GMU	Growth Market Units
GRC	Governance, Risk and Compliance
HRD	Human Resource Department
ICP	Insurance, Cards & Payments

Units at Infosys	
IMS	Infrastructure Management Services
INFLAB	Infosys Labs
IPSU	Healthcare and Public Sector Unit
IS	Information Systems
IVS	Independent Validation Solutions
LSS	Life Sciences & Services
MCS	Management Consulting Services
MFG	Manufacturing
MKTG	Marketing
MOBL	Enterprise Mobility
PRD	Products Research and Development
QLTY	Quality
RCL	Retail, Consumer Packaged Goods and Logistics
SGS	Strategic Global Sourcing
TAFF	Talent Acquisition and Fulfillment Function

Annexure 4 – Nomination and remuneration policy

Our policy on the appointment and remuneration of directors and key managerial personnel provides a framework based on which our human resources management aligns their recruitment plans for the strategic growth of the Company. The nomination and remuneration policy is provided herewith pursuant to Section 178(4) of the Companies Act and Clause 49(IV)(B)(4) of the Listing Agreement. The policy is also available on our website *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

Introduction

The Company considers human resources as its invaluable assets. This policy on nomination and remuneration of directors, Key Managerial Personnel (KMPs) and other employees has been formulated in terms of the provisions of the Companies Act, 2013 and the Listing Agreement to pay equitable remuneration to the directors, KMPs and employees of the Company and to harmonize the aspirations of human resources consistent with the goals of the Company.

Objective and purpose of the policy

The objectives and purpose of this policy are :

- To formulate the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and recommend to the Board policies relating to the remuneration of the directors, KMPs and other employees. This includes reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer (CEO), evaluating the CEO's performance in the light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation; and making recommendations to the Board with respect to non-CEO executive officer compensation, incentive-compensation and equity-based plans that are subject to the Board's approval;
- To address the following items : committee member qualifications; committee member appointment and removal; committee structure and operations; and committee reporting to the Board;
- To formulate the criteria for evaluation of performance of all the directors on the Board;
- To devise a policy on Board diversity; and
- To lay out remuneration principles for employees linked to their effort, performance and achievement relating to the Company's goals.

Constitution of the nomination and remuneration committee

The Board has constituted the nomination and remuneration committee of the Board on October 10, 2014. This is in line with the requirements under the Companies Act, 2013 ('the Act').

The Board has authority to reconstitute this committee from time to time.

Definitions

'The Board' means Board of Directors of the Company.

'Directors' means Directors of the Company.

'The Committee' means the nomination and remuneration committee of the Company as constituted or reconstituted by the Board, in accordance with the Act and applicable listing agreements and/or regulations.

'The Company' means Infosys Limited.

'Independent Director' means a director referred to in Section 149(6) of the Companies Act, 2013 and rules.

'Key Managerial Personnel (KMP)' means :

- the Managing Director or the Chief Executive Officer or the manager and Whole-time Director;
- the Company Secretary; and
- the Chief Financial Officer

Senior management means personnel of the Company who are members of its core management team excluding the Board comprising all members of management one level below the executive directors, including the functional heads.

Unless the context otherwise requires, words and expressions used in this policy and not defined herein but defined in the Companies Act, 2013 and Listing Agreement as may be amended from time to time shall have the meaning respectively assigned to them therein.

General

This Policy is divided into three parts :

Part – A covers the matters to be dealt with and recommended by the committee to the Board;

Part – B covers the appointment and nomination; and

Part – C covers remuneration and perquisites etc.

This policy shall be included in the *Board's report*.

Part – A

Matters to be dealt with, perused and recommended to the Board by the nomination and remuneration committee

The following matters shall be dealt with by the committee :

Size and composition of the Board

Periodically reviewing the size and composition of the Board to ensure that it is structured to make appropriate decisions, with a variety of perspectives and skills, in the best interests of the Company as a whole.

Directors

Formulate the criteria determining qualifications, positive attributes and independence of a director and recommending candidates to the Board, when circumstances warrant the appointment of a new director, having regard to the range of skills, experience and expertise, on the Board and who will best complement the Board.

Succession plans

Establishing and reviewing Board and senior executive succession plans to ensure and maintain an appropriate balance of skills, experience and expertise on the Board and senior management.

Evaluation of performance

Make recommendations to the Board on appropriate performance criteria for the directors.

Formulate the criteria and framework for evaluation of performance of every director on the Board of the Company.

Identify ongoing training and education programs for the Board to ensure that non-executive directors are provided with adequate information regarding the options of the business, the industry and their legal responsibilities and duties.

Board diversity

The committee is to assist the Board in ensuring that diversity of gender, thought, experience, knowledge and perspective is maintained in the Board nomination process, in accordance with the Board Diversity policy.

Remuneration framework and policies

The committee is responsible for reviewing and making recommendations to the Board on :

(a) the remuneration of the managing director, whole-time directors and KMPs;

(b) the total level of remuneration of non-executive directors and for individual remuneration for non-executive directors and the Chairman, including any additional fees payable for membership of Board committees;

(c) the remuneration policies for all employees including KMPs, senior management and other employees including base pay, incentive payments, equity awards, retirement rights and service contracts, having regard to the need to :

(i) attract and motivate talent to pursue the Company's long-term growth;

(ii) demonstrate a clear relationship between executive compensation and performance; and

(iii) be reasonable and fair, having regard to the best governance practices and legal requirements.

(d) the Company's equity-based incentive schemes, including a consideration of performance thresholds and regulatory and market requirements;

(e) the Company's superannuation arrangements and compliance with relevant laws and regulations in relation to superannuation arrangements; and

(f) the Company's remuneration reporting in the financial statements and remuneration report.

PART – B

Policy for the appointment and removal of directors, KMPs and senior management.

Appointment criteria and qualifications

The criteria for the appointment of directors, KMPs and senior management are as follows :

- The committee shall identify and ascertain the integrity, qualification, expertise and experience of the person for appointment as director, KMP or senior management level and recommend to the Board his/ her appointment.
- A person to be appointed as director, KMP or in senior management should possess adequate qualification, expertise and experience for the position he/she is considered for appointment to. The committee has discretion to decide whether qualification, expertise and experience possessed by a person is sufficient / satisfactory for the concerned position.
- A person, to be appointed as director, should possess impeccable reputation for integrity, deep expertise and insights in sectors / areas relevant to the Company, ability to contribute to the Company's growth, and complementary skills in relation to the other Board members.
- The Company shall not appoint or continue the employment of any person who has attained the age of 60 years as managing director / executive director, and shall not appoint any person who has attained the age of 70 years as independent director. Provided that the term of the person holding this position may be extended at the discretion of the committee beyond the age of 60 years / 70 years with the approval of shareholders by passing a special resolution based on the explanatory statement annexed to the notice for such motion indicating the justification for the extension of appointment beyond 60 years / 70 years as the case may be.
- A whole-time KMP of the Company shall not hold office in more than one company except in its subsidiary company at the same time. However, a whole-time KMP can be appointed as a director in any company, with the permission of the Board of the Company.

Term / Tenure

Managing director / whole-time director

The Company shall appoint or re-appoint any person as its managing director and CEO or whole-time director for a term not exceeding five years at a time. No re-appointment shall be made earlier than one year before the expiry of the term.

Independent director

An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company and disclosure of such appointment in the Board's report.

No independent director shall hold office for more than two consecutive terms, but such independent director shall be eligible for appointment after the expiry of three years of ceasing to become an independent director. Provided that an independent director shall not, during the said period of three years, be appointed in or be associated with the Company in any other capacity, either directly or indirectly. However, if a person who has already served as an independent director for five years or more in the Company as on April 1, 2014 or such other date as may be determined by the committee as per regulatory requirement, he / she shall be eligible for appointment for one more term of five years only.

At the time of appointment of an independent director, it should be ensured that the number of Boards on which such independent director serves is restricted to seven listed companies as an independent director and three listed companies as an independent director in case such person is serving as a whole-time (executive) director of a listed company.

Removal

Due to any of the reasons for disqualification mentioned in the Companies Act, 2013, rules made thereunder or under any other applicable Act, rules and regulations, the committee may recommend to the Board with reasons recorded in writing the removal of a director or KMP subject to the provisions and compliance of the said Act, rules and regulations.

Retirement

The whole-time directors, KMP and senior management personnel shall retire as per the applicable provisions of the Companies Act, 2013 and the prevailing policy of the Company. The Board will have the discretion to retain the whole-time directors, KMP and senior management personnel in the same position / remuneration or otherwise, even after attaining the retirement age, for the benefit of the Company.

PART – C

Policy relating to the remuneration of directors, KMPs and other employees.

General

- The remuneration / compensation / commission to directors will be determined by the committee and recommended to the Board for approval.
- The remuneration and commission to be paid to the managing director shall be in accordance with the provisions of the Companies Act, 2013, and the rules made thereunder.
- Increments to the existing remuneration / compensation structure may be recommended by the committee to the Board which should be within the limits approved by the shareholders in the case of managing director.
- Where any insurance is taken by the Company on behalf of its managing director, chief financial officer, the company secretary and any other employees for indemnifying them against any liability,

the premium paid on such insurance shall not be treated as part of the remuneration payable to any such personnel. Provided that if such person is proved to be guilty, the premium paid on such insurance shall be treated as part of the remuneration.

Remuneration of KMPs and other employees

Policy on the remuneration of KMPs and other employees:

Fixed pay

The remuneration and reward structure for employees comprises two broad components — annual remuneration and long-term rewards. The committee would determine the remuneration of the directors and formulate guidelines for the remuneration payable to the employees.

These guidelines are as under:

Annual remuneration

Annual remuneration refers to the annual compensation payable to the employees of the Company. This comprises two parts – a fixed component and a performance-linked variable component based on the extent of achievement of the individual's objectives and performance of the business unit. Every employee is required to sign a performance contract which clearly articulates the key performance measures for that particular defined role. The performance-linked variable pay will be directly linked to the performance on individual components of the performance contract and the overall performance of the business. An employee's variable pay would, therefore, be directly dependent on key performance measures that represent the best interests of shareholders.

The objective is to set the total remuneration at levels that would attract, motivate and retain high-caliber, high-potential personnel in a competitive global market. The total remuneration level is to be reset annually based on a comparison with the relevant peer group globally, established through independent compensation surveys, from time to time.

Long-term rewards

Long-term rewards may include Long-Term Incentive Plans (LTIP), under which incentives would be granted to eligible key employees based on their contribution to the performance of the Company, relative position in the organization, and length of service under the supervision and approval of the committee. The Company could implement various long-term awards schemes that could include LTIP spread over several years with payouts in multiple tranches linked to Company's performance. Another form of long-term awards could be in the nature of stock options of the Company. Stock options may be granted to key employees and high performers in the organization who would be selected by the committee based on their criticality, past performance and potential. The grant, vesting and other scheme details would be formulated from time to time.

These long-term reward schemes are implemented to attract and retain key talent in the industry.

Minimum remuneration to managing director

If, in any financial year, the Company has no profits or its profits are inadequate, the Company shall pay remuneration to its managing director in accordance with the provisions of Schedule V of the Companies Act, 2013 or, if it is not able to comply with such provisions, with the prior approval of the Central Government.

Remuneration to non-executive / independent directors

Remuneration

The remuneration payable to each non-executive director is based on the remuneration structure as determined by the Board, and is revised from time to time, depending on individual contribution, the Company's performance, and the provisions of the Companies Act, 2013 and the rules made thereunder.

The remuneration to non-executive directors (including independent directors) may be paid within the monetary limit approved by shareholders, subject to the limit not exceeding 1% of the profits of the Company computed as per the applicable provisions of the Companies Act, 2013.

The remuneration structure for independent directors is as follows:

Particulars	Amount in USD
Fixed pay	75,000
Board attendance fee (1)	25,000
Non-executive chairman fee	1,50,000
Chairperson of audit committee	30,000
Members of audit committee	20,000
Chairperson of other committees	20,000
Members of other committees	10,000
Travel fee (per meeting) (2)	10,000

(1) *The Company normally has five regular Board meetings in a year. Independent directors are expected to attend the four quarterly Board meetings and the AGM.*

(2) *For directors based overseas, travel fees shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.*

Stock options

Independent directors shall not be entitled to any stock option of the Company.

Policy review

This policy is framed based on the provisions of the Companies Act, 2013 and rules thereunder and requirements of Clause 49 of the Listing Agreement with the stock exchanges.

In case of any subsequent changes in the provisions of the Companies Act, 2013 or any other regulation which makes any of the provisions in the policy inconsistent with the Act or regulations, the provisions of the Act or regulations would prevail over the policy, and the provisions in the policy would be modified in due course to make it consistent with the law.

This policy shall be reviewed by the nomination and remuneration committee as and when changes need to be incorporated in the policy due to changes in regulations or as may be felt appropriate by the committee. Any change or modification in the policy as recommended by the committee would be given for approval to the Board.

Annexure 5 – Auditors' certificate on corporate governance

To
The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company'), for the year ended 31 March 2015, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information, and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022

Akhil Bansal
Partner
Membership number 090906

Bengaluru
11 May, 2015

Annexure 6 – Secretarial audit report for the financial year ended March 31, 2015

(Pursuant to Section 204(1) of Companies Act 2013 and the Rules made thereunder)

To,
The Members, Infosys Limited, Bengaluru

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Infosys Limited** (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2015 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on **March 31, 2015** according to the provisions of:

i. The Companies Act, 2013 (the Act) and the rules made thereunder;
ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;
iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment.
v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
   (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
   (d) The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;
   (e) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client.
vi. Other laws applicable specifically to the Company namely:
   (a) Information Technology Act, 2000 and the rules made thereunder
   (b) Special Economic Zones Act, 2005 and the rules made thereunder
   (c) Software Technology Parks of India rules and regulations
   (d) Copy Rights Act
   (e) The Patents Act, 1970
   (f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the Listing Agreements entered into by the Company with the Stock Exchanges in India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, rules, regulations and guidelines mentioned above.

I further report that, there were no actions / events in pursuance of:

a) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
b) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; and
c) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998,

requiring compliance thereof by the Company during the financial year and the Secretarial Standards issued by The Institute of Company Secretaries of India were not applicable during the year.

I further report that, based on the information provided by the Company, its officers and authorized representatives during the conduct of the audit, and also on the review of quarterly compliance reports by respective department heads / company secretary / CEO taken on record by the Board of Directors of the Company, in my opinion, adequate systems and processes and control mechanism exist in the Company to monitor and ensure compliance with applicable general laws like labour laws, competition law, and environmental laws.

I further report, that the compliance by the Company of applicable financial laws, like direct and indirect tax laws, has not been reviewed in this Audit since the same have been subject to review by statutory financial audit and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance to all Directors, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period, except for the issue of bonus equity shares, there were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc., having a major bearing on the Company's affairs.

P. G. Hegde
Hegde & Hegde
Company Secretaries

Bengaluru
April 22, 2015

FCS:1325 / C.P.No: 640

Annexure 7 – Extract of Annual Return

Form No. MGT-9

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

Registration and other details

Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
Registration date	July 02, 1981
Name of the company	Infosys Limited
Category / sub-category of the company	Information Technology and Information Technology Enabling Services
Address of the registered office and contact details	Electronics City, Hosur Road, Bengaluru, Karnataka, India Tel : 91 80 2852 0261 Fax : 91 80 2852 0362 email : investors@infosys.com website : www.infosys.com
Listed company (Yes / No)	Yes
Name, address and contact details of Registrar and transfer agent	**Karvy Computershare Private Limited** Unit : Infosys Limited, Karvy Selenium Tower B Plot 31-32, Gachibowli, Financial District Nanakramguda, Hyderabad – 500 032 **Contact person** Shobha Anand *Assistant General Manager* Tel : 91 40 67161559 email : shobha.anand@karvy.com

Principal business activities of the Company

Name and description of main products / services	NIC code of the product / service	% to total turnover of the Company
Computer programming, consultancy and related activities	620	100

Particulars of holding, subsidiary and associate companies

Particulars	Country	CIN / GLN	Holding / subsidiary / associate	% holding as at March 31, 2015	Applicable section
Infosys BPO Limited	India	U72200KA2002PLC030310	Subsidiary	99.98	Section 2(87)
Infosys Technologies (China) Co. Ltd.	China	–	Subsidiary	100	Section 2(87)
Infosys Technologies S. de R. L. de C. V.	Mexico	–	Subsidiary	100	Section 2(87)
Infosys Technologies (Sweden) AB	Sweden	–	Subsidiary	100	Section 2(87)
Infosys Technologies (Shanghai) Company Limited	China	–	Subsidiary	100	Section 2(87)
Infosys Tecnologia do Brasil Ltda	Brazil	–	Subsidiary	100	Section 2(87)
Infosys Public Services, Inc.	U.S.	–	Subsidiary	100	Section 2(87)
Infosys Americas Inc.	U.S.	–	Subsidiary	100	Section 2(87)
Infosys BPO s.r.o	Czech Republic	–	Subsidiary	99.98	Section 2(87)
Infosys BPO (Poland) Sp. z o.o.	Poland	–	Subsidiary	99.98	Section 2(87)
Infosys McCamish Systems LLC	U.S.	–	Subsidiary	99.98	Section 2(87)
Portland Group Pty. Limited	Australia	–	Subsidiary	99.98	Section 2(87)
Infosys Technologies (Australia) Pty. Limited	Australia	–	Subsidiary	100	Section 2(87)
EdgeVerve Systems Limited	India	U72200KA2014PLC073660	Subsidiary	100	Section 2(87)
Lodestone Holding AG	Switzerland	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Inc.	U.S.	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Pty. Limited	Australia	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants AG	Switzerland	–	Subsidiary	100	Section 2(87)
Lodestone Augmentis AG	Switzerland	–	Subsidiary	100	Section 2(87)
Hafner Bauer & Ödman GmbH	Switzerland	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants (Belgium) S.A.	Belgium	–	Subsidiary	99.90	Section 2(87)
Lodestone Management Consultants GmbH	Germany	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Pte Ltd.	Singapore	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants SAS	France	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants s.r.o.	Czech Republic	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants GmbH	Austria	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants China Co., Ltd.	China	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Ltd.	U.K.	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants BV	Netherlands	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Ltda.	Brazil	–	Subsidiary	99.99	Section 2(87)
Lodestone Management Consultants sp. z o.o.	Poland	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants Portugal, Unipessoal, LDA	Portugal	–	Subsidiary	100	Section 2(87)
SC Lodestone Management Consultants S.R.L.	Romania	–	Subsidiary	100	Section 2(87)
Lodestone Management Consultants S.R.L.	Argentina	–	Subsidiary	100	Section 2(87)
Infosys Nova Holdings LLC (Infosys Nova)	U.S.	–	Subsidiary	100	Section 2(87)
Panaya Inc.	U.S.	–	Subsidiary	100	Section 2(87)
Panaya Ltd.	Israel	–	Subsidiary	100	Section 2(87)
Panaya GmbH	Germany	–	Subsidiary	100	Section 2(87)
Panaya Japan Co. Ltd.	Japan	–	Subsidiary	100	Section 2(87)
DWA Nova LLC	U.S.	–	Associate	20	Section 2(6)

Notes: Following companies are yet to commence operation:

a. *Infosys Canada Public Services, wholly-owned subsidiary of Infosys Public Services, Inc.*
b. *Infosys BPO S. de R.L. de C.V., wholly-owned subsidiary of Infosys BPO Limited*
c. *Panaya Pty. Ltd., wholly-owned subsidiary of Panaya Inc.*

Shareholding pattern (Equity share capital break-up as percentage of total equity)

(i) Category-wise shareholding

Category code	Category of shareholder	No. of shares held at the beginning of the year March 31, 2014				No. of shares held at the end of the year March 31, 2015				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares [1]	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and promoter group									
(1)	Indian									
	(a) Individual / HUF	9,15,08,078	–	9,15,08,078	15.94	15,02,15,636	–	15,02,15,636	13.08	(2.86)
	(b) Central Government	–	–	–	–	–	–	–	–	–
	(c) State Government(s)	–	–	–	–	–	–	–	–	–
	(d) Bodies Corporate	–	–	–	–	–	–	–	–	–
	(e) Banks / Financial Institutions	–	–	–	–	–	–	–	–	–
	(f) Any other	–	–	–	–	–	–	–	–	–
	Sub total A(1)	9,15,08,078	–	9,15,08,078	15.94	15,02,15,636	–	15,02,15,636	13.08	(2.86)
(2)	Foreign									
	(a) Individuals (NRIs / Foreign Individuals)	–	–	–	–	–	–	–	–	–
	(b) Other Individuals	–	–	–	–	–	–	–	–	–
	(c) Bodies Corporate	–	–	–	–	–	–	–	–	–
	(d) Banks / Financial Institutions									
	(e) Any other	–	–	–	–	–	–	–	–	–
	Sub total A(2)	–	–	–	–	–	–	–	–	–
	Total Shareholding of Promoters A=A(1)+A(2)	9,15,08,078	–	9,15,08,078	15.94	15,02,15,636	–	15,02,15,636	13.08	(2.86)
(B)	Public shareholding									
(1)	Institutions									
	(a) Mutual Funds / UTI	2,63,17,182	–	2,63,17,182	4.58	6,07,84,954	–	6,07,84,954	5.29	0.71
	(b) Banks / Financial Institutions	2,34,570	–	2,34,570	0.04	7,25,435	–	7,25,435	0.06	0.02
	(c) Central Government	–	–	–	–	–	–	–	–	–
	(d) State Government(s)	–	–	–	–	–	–	–	–	–
	(e) Venture Capital Funds	–	–	–	–	–	–	–	–	–
	(f) Insurance Companies	5,18,92,969	–	5,18,92,969	9.04	11,19,10,924	–	11,19,10,924	9.74	0.70
	(g) Foreign Institutional Investors	24,17,59,275	9,600	24,17,68,875	42.10	43,59,60,562	19,200	43,59,79,762	37.96	(4.14)
	(h) Foreign Venture Capital Funds	–	–	–	–	–	–	–	–	–
	(i) Any other	–	–	–	–	–	–	–	–	–
	Sub total B(1)	32,02,03,996	9,600	32,02,13,596	55.76	60,93,81,875	19,200	60,94,01,075	53.06	(2.70)
(2)	Non-institutions									
	(a) Bodies Corporate	26,90,609	12,800	27,03,409	0.47	92,55,388	25,600	92,80,988	0.81	0.34
	(b) Individuals									
	(i) Individuals holding nominal share capital up to ₹1 lakh	3,79,66,233	10,71,362	3,90,37,595	6.80	6,45,97,620	9,83,912	6,55,81,532	5.71	(1.09)
	(ii) Individuals holding nominal share capital in excess of ₹1 lakh	1,78,76,970	2,42,400	1,81,19,370	3.16	4,19,53,512	14,53,800	4,34,07,312	3.78	0.62
	(c) Any other									
	(i) Foreign Bodies-DR	2,974	–	2,974	–	4,85,371	–	4,85,371	0.04	0.04
	(ii) Foreign Portfolio Investor	–	–	–	–	5,86,37,491	–	5,86,37,491	5.11	5.11
	(iii) NRI / OCB	65,88,883	1,636	65,90,519	1.15	1,75,52,821	3,205	1,75,56,026	1.53	0.38
	(iv) Trusts [2]	35,89,965	–	35,89,965	0.63	78,32,920	–	78,32,920	0.68	0.05
	Sub total B(2)	6,87,15,634	13,28,198	7,00,43,832	12.20	20,03,15,123	24,66,517	20,27,81,640	17.66	5.46
	Total public shareholding total B=B(1)+B(2)	38,89,19,630	13,37,798	39,02,57,428	67.96	80,96,96,998	24,85,717	81,21,82,715	70.72	2.76
	Total (A+B)	48,04,27,708	13,37,798	48,17,65,506	83.90	95,99,12,634	24,85,717	96,23,98,351	83.80	(0.10)
(C)	Shares held by custodians for ADRs	9,24,70,660	–	9,24,70,660	16.10	18,60,73,981	–	18,60,73,981	16.20	0.10
	Grand total (A+B+C)	57,28,98,368	13,37,798	57,42,36,166	100.00	1,14,59,86,615	24,85,717	1,14,84,72,332	100.00	

[1] *The total number of shares has increased due to the issuance of bonus shares in December 2014 in the ratio 1:1.*

[2] *Includes treasury shares of 56,67,200 as of March 31, 2015 and 28,33,600 as of March 31, 2014, held by Infosys Limited Employees' Welfare Trust.*

(ii) Shareholding of promoters

Name of the shareholder	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in share holding during the year
	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	
Sudha Gopalakrishnan	1,22,94,625	2.14	–	2,45,89,250	2.14	–	–
Nandan M. Nilekani	83,45,870	1.45	–	1,06,91,740	0.93	–	(0.52)
Akshata Murty	81,06,412	1.41	–	1,02,12,824	0.89	–	(0.52)
Rohan Murty	79,49,782	1.38	–	1,58,99,564	1.38	–	–
Rohini Nilekani	75,01,174	1.31	–	90,02,348	0.78	–	(0.53)
Sudha N. Murty	73,14,660	1.27	–	90,29,320	0.79	–	(0.48)
Asha Dinesh	70,47,482	1.23	–	1,00,94,964	0.88	–	(0.35)
S. Gopalakrishnan	66,56,726	1.16	–	1,33,13,452	1.16	–	–
Dinesh Krishnaswamy	45,96,537	0.80	–	84,93,074	0.74	–	(0.06)
Shreyas Shibulal	36,76,232	0.64	–	73,52,464	0.64	–	–
Shruti Shibulal	36,71,924	0.64	–	73,43,848	0.64	–	–
Kumari Shibulal	28,11,044	0.49	–	30,22,088	0.26	–	(0.23)
S. D. Shibulal	24,69,711	0.43	–	49,39,422	0.43	–	–
Narayana Murthy	23,79,672	0.41	–	43,59,344	0.38	–	(0.03)
Nihar Nilekani	16,65,810	0.29	–	33,31,620	0.29	–	–
Janhavi Nilekani	16,65,791	0.29	–	33,31,582	0.29	–	–
Divya Dinesh	13,75,130	0.24	–	20,00,000	0.17	–	(0.07)
Deeksha Dinesh	13,75,130	0.24	–	20,00,000	0.17	–	(0.07)
Meghana	6,04,366	0.11	–	12,08,732	0.11	–	–

Note: The total number of shares has increased due to the issuance of bonus shares in December 2014 in the ratio 1:1.

(iii) Change in promoters' shareholding

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
S. D. Shibulal				
At the beginning of the year	24,69,711	0.43	24,69,711	0.43
Bonus shares credited on December 8, 2014	24,69,711	–	49,39,422	0.43
At the end of the year			49,39,422	0.43
Kumari Shibulal				
At the beginning of the year	28,11,044	0.49	28,11,044	0.49
Sale on Aug 22, 2014	(1,00,000)	(0.02)	27,11,044	0.47
Bonus shares credited on December 8, 2014	27,11,044	–	54,22,088	0.47
Sale on December 8, 2014	(24,00,000)	(0.21)	30,22,088	0.26
At the end of the year			30,22,088	0.26
Sudha Gopalakrishnan				
At the beginning of the year	1,22,94,625	2.14	1,22,94,625	2.14
Bonus shares credited on December 8, 2014	1,22,94,625	–	2,45,89,250	2.14
At the end of the year			2,45,89,250	2.14
Shreyas Shibulal				
At the beginning of the year	36,76,232	0.64	36,76,232	0.64
Bonus shares credited on December 8, 2014	36,76,232	–	73,52,464	0.64
At the end of the year			73,52,464	0.64
Shruti Shibulal				
At the beginning of the year	36,71,924	0.64	36,71,924	0.64
Bonus shares credited on December 8, 2014	36,71,924	–	73,43,848	0.64
At the end of the year			73,43,848	0.64
Meghana				
At the beginning of the year	6,04,366	0.11	6,04,366	0.11
Bonus shares credited on December 8, 2014	6,04,366	–	12,08,732	0.11
At the end of the year			12,08,732	0.11
S. Gopalakrishnan				
At the beginning of the year	66,56,726	1.16	66,56,726	1.16
Bonus shares credited on December 8, 2014	66,56,726	–	1,33,13,452	1.16
At the end of the year			1,33,13,452	1.16
Sudha N. Murty				
At the beginning of the year	73,14,660	1.27	73,14,660	1.27
Bonus shares credited on December 8, 2014	73,14,660	–	1,46,29,320	1.27
Sale on December 8, 2014	(56,00,000)	(0.49)	90,29,320	0.79
At the end of the year			90,29,320	0.79
Nihar Nilekani				
At the beginning of the year	16,65,810	0.29	16,65,810	0.29
Bonus shares credited on December 8, 2014	16,65,810	–	33,31,620	0.29
At the end of the year			33,31,620	0.29
Rohini Nilekani				
At the beginning of the year	75,01,174	1.31	75,01,174	1.31
Bonus shares credited on December 8, 2014	75,01,174	–	1,50,02,348	1.31
Sale on December 8, 2014	(60,00,000)	(0.52)	90,02,348	0.78
At the end of the year			90,02,348	0.78
Nandan M. Nilekani				
At the beginning of the year	83,45,870	1.45	83,45,870	1.45
Bonus shares credited on December 8, 2014	83,45,870	–	1,66,91,740	1.45
Sale on December 8, 2014	(60,00,000)	(0.52)	1,06,91,740	0.93
At the end of the year			1,06,91,740	0.93
Rohan Murty				
At the beginning of the year	79,49,782	1.38	79,49,782	1.38
Bonus shares credited on December 8, 2014	79,49,782	–	1,58,99,564	1.38
At the end of the year			1,58,99,564	1.38
Narayana Murthy				
At the beginning of the year	23,79,672	0.41	23,79,672	0.41
Bonus shares credited on December 8, 2014	23,79,672	–	47,59,344	0.41
Sale on December 8, 2014	(4,00,000)	(0.03)	43,59,344	0.38
At the end of the year			43,59,344	0.38
Akshata Murty				
At the beginning of the year	81,06,412	1.41	81,06,412	1.41
Bonus shares credited on December 8, 2014	81,06,412	–	1,62,12,824	1.41
Sale on December 8, 2014	(60,00,000)	(0.52)	1,02,12,824	0.89
At the end of the year			1,02,12,824	0.89
Divya Dinesh				
At the beginning of the year	13,75,130	0.24	13,75,130	0.24
Bonus shares credited on December 8, 2014	13,75,130	–	27,50,260	0.24
Sale on December 8, 2014	(7,50,260)	(0.07)	20,00,000	0.17
At the end of the year			20,00,000	0.17

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Dinesh Krishnaswamy				
At the beginning of the year	45,96,537	0.80	45,96,537	0.80
Bonus shares credited on December 8, 2014	45,96,537	–	91,93,074	0.80
Sale on December 8, 2014	(7,00,000)	(0.06)	84,93,074	0.74
At the end of the year			84,93,074	0.74
Asha Dinesh				
At the beginning of the year	70,47,482	1.23	70,47,482	1.23
Bonus shares credited on December 8, 2014	70,47,482	–	1,40,94,964	1.23
Sale on December 8, 2014	(40,00,000)	(0.35)	1,00,94,964	0.88
At the end of the year			1,00,94,964	0.88
Deeksha Dinesh				
At the beginning of the year	13,75,130	0.24	13,75,130	0.24
Bonus shares credited on December 8, 2014	13,75,130	–	27,50,260	0.24
Sale on December 8, 2014	(7,50,260)	(0.07)	20,00,000	0.17
At the end of the year			20,00,000	0.17
Janhavi Nilekani				
At the beginning of the year	16,65,791	0.29	16,65,791	0.29
Bonus shares credited on December 8, 2014	16,65,791	–	33,31,582	0.29
At the end of the year			33,31,582	0.29

Note: The total number of shares has increased due to the issuance of bonus shares in December 2014 in the ratio 1:1.

(iv) Shareholding pattern of top ten shareholders

(other than directors, promoters and holders of ADRs)

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Life Insurance Corporation of India				
Opening balance	1,86,56,581	3.25	1,86,56,581	3.25
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	72,18,627	1.26	2,58,75,208	4.51
Bonus shares credited on December 8, 2014	2,58,75,208	–	5,17,50,416	4.51
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	35,24,342	0.31	5,52,74,758	4.81
Closing balance			5,52,74,758	4.81
Oppenheimer Developing Markets Fund				
Opening balance	1,44,50,397	2.52	1,44,50,397	2.52
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	16,03,996	0.28	1,60,54,393	2.80
Bonus shares credited on December 8, 2014	1,60,54,393	–	3,21,08,786	2.80
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	31,43,629	0.27	3,52,52,415	3.07
Closing balance			3,52,52,415	3.07
Abu Dhabi Investment Authority				
Opening balance	1,45,75,201	2.54	1,45,75,201	2.54
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	6,23,600	0.09	1,51,98,801	2.64
Bonus shares credited on December 8, 2014	1,51,98,801	–	3,03,97,602	2.64
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	(2,62,400)	(0.02)	3,01,35,202	2.62
Closing balance			3,01,35,202	2.62
Government of Singapore				
Opening balance	1,27,60,092	2.22	1,27,60,092	2.22
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	(10,80,196)	(0.19)	1,16,79,896	2.03
Bonus shares credited on December 8, 2014	1,16,79,896	–	2,33,59,792	2.03
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	5,94,676	0.05	2,39,54,468	2.09
Closing balance			2,39,54,468	2.09
HDFC Trustee Company Limited				
Opening balance	74,03,681	1.29	74,03,681	1.29
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	12,12,133	0.21	86,15,814	1.50
Bonus shares credited on December 8, 2014	86,15,814		1,72,31,628	1.50
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	67,807	0.01	1,72,99,435	1.51
Closing balance			1,72,99,435	1.51

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Vanguard Emerging Markets Stock Index Fund, Aserie				
Opening balance	83,14,877	1.45	83,14,877	1.45
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	5,52,084	0.10	88,66,961	1.54
Bonus shares credited on December 8, 2014	88,66,961	–	1,77,33,922	1.54
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	(4,67,259)	(0.04)	1,72,66,663	1.50
Closing balance			1,72,66,663	1.50
Franklin Templeton Investment Funds				
Opening balance	71,41,933	1.24	71,41,933	1.24
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	(2,09,856)	(0.04)	69,32,077	1.21
Bonus shares credited on December 8, 2014	69,32,077	–	1,38,64,154	1.21
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	39,963	0.00	1,39,04,117	1.21
Closing balance			1,39,04,117	1.21
Stichting Pensioenfonds ABP				
Opening balance	62,65,488	1.09	62,65,488	1.09
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	1,08,573	0.02	63,74,061	1.11
Bonus shares credited on December 8, 2014	63,74,061	–	1,27,48,122	1.11
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	(1,74,630)	(0.02)	1,25,73,492	1.09
Closing balance			1,25,73,492	1.09
ICICI Prudential Life Insurance Company Limited NR				
Opening balance	87,07,385	1.52	87,07,385	1.52
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	(20,16,581)	(0.35)	66,90,804	1.17
Bonus shares credited on December 8, 2014	66,90,804	–	1,33,81,608	1.17
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	(11,52,297)	(0.10)	1,22,29,311	1.06
Closing balance			1,22,29,311	1.06
Aberdeen Global Indian Equity (Mauritius) Limited				
Opening balance	67,05,000	1.17	67,05,000	1.17
Transactions (purchase / sale) from April 1, 2014 up to bonus issue	(12,95,000)	(0.23)	54,10,000	0.94
Bonus shares credited on December 8, 2014	54,10,000	–	1,08,20,000	0.94
Transactions (purchase / sale post bonus) after bonus issue up to March 31, 2015	(11,35,000)	(0.10)	96,85,000	0.84
Closing balance			96,85,000	0.84
EuroPacific Growth Fund				
Opening balance	57,94,000	1.01	57,94,000	1.01
Transactions (purchase / sale) from April 1, 2014 upto bonus issue	(7,34,573)	(0.13)	50,59,427	0.88
Bonus shares credited on December 8, 2014	50,59,427	–	1,01,18,854	0.88
Transactions (purchase / sale post bonus) after bonus issue upto March 31, 2015	(35,58,854)	(0.31)	65,60,000	0.57
Closing balance			65,60,000	0.57

Notes: The date-wise increase / decrease in shareholding of the top ten shareholders is part of Additional Information, available on our website, www.infosys.com.
Change in the top ten shareholders at the beginning of the year and at the end of the year

(v) Shareholding of directors and key managerial personnel

Name of the director / key managerial personnel (KMP)	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Narayana Murthy – Director [(1)]				
At the beginning of the year	23,79,672	0.41	23,79,672	0.41
Bonus shares credited on Dec 8, 2014	23,79,672	–	47,59,344	0.41
Sale on Dec 8, 2014	(4,00,000)	(0.03)	43,59,344	0.38
At the end of the year	–	–	43,59,344	0.38
S. Gopalakrishnan – Director [(1)]				
At the beginning of the year	66,56,726	1.16	66,56,726	1.16
Bonus shares credited on Dec 8, 2014	66,56,726	–	1,33,13,452	1.16
At the end of the year			1,33,13,452	1.16
S. D. Shibulal – Director [(1)]				
At the beginning of the year	24,69,711	0.43	24,69,711	0.43
Bonus shares credited on Dec 8, 2014	24,69,711	–	49,39,422	0.43
At the end of the year			49,39,422	0.43

Name of the director / key managerial personnel (KMP)	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
Srinath Batni – Director [1]				
At the beginning of the year	5,49,847	0.10	5,49,847	0.10
Bonus shares credited on Dec 8, 2014	5,49,847	–	10,99,694	0.10
Sale on Feb 13, 2015	(10,000)	(0.001)	10,89,694	0.09
At the end of the year			10,89,694	0.09
B. G. Srinivas - Director [1]				
At the beginning of the year	60,015	0.01	60,015	0.01
Sale on Jun 13, 2014	(10,000)	(0.00)	50,015	0.01
Sale on Jun 20, 2014	(10,000)	(0.00)	40,015	0.01
Sale on Nov 28, 2014	(5,000)	(0.00)	35,015	0.01
Bonus shares credited on Dec 8, 2014	35,015		70,030	0.01
Sale on Dec 19, 2014	(40,000)	(0.00)	30,030	0.00
Sale on Jan 02, 2015	(10,000)	(0.00)	20,030	0.00
At the End of the year			20,030	0.00
U. B. Pravin Rao – Director				
At the beginning of the year	1,38,880	0.02	1,38,880	0.02
Bonus shares credited on Dec 8, 2014	1,38,880	–	2,77,760	0.02
At the end of the year			2,77,760	0.02
Kiran Mazumdar-Shaw – Director				
At the beginning of the year	200	0.00	200	0.00
Bonus shares credited on Dec 8, 2014	200	–	400	0.00
At the end of the year	–		400	0.00
R. Seshasayee – Director				
At the beginning of the year	62	0.00	62	0.00
Bonus shares credited on Dec 8, 2014	62	–	124	0.00
At the end of the year			124	0.00
Dr. Omkar Goswami – Director [1]				
At the beginning of the year	7,900	0.00	7,900	0.00
Bonus shares credited on Dec 8, 2014	7,900		15,800	0.00
At the end of the year			15,800	0.00
Rajiv Bansal – KMP				
At the beginning of the year	35,445	0.01	35,445	0.01
Bonus shares credited on Dec 8, 2014	35,445		70,890	0.01
At the end of the year			70,890	0.01

[1] *Directorship held for part of the year.*

The following directors / key managerial personnel (KMP) did not hold any shares during fiscal 2015 :

- K. V. Kamath – Chairman
- Dr. Vishal Sikka – CEO & MD
- Ravi Venkatesan – Director
- Prof. Jeffrey S. Lehman – Director
- Carol M. Browner – Director
- Prof. John W. Etchemendy – Director
- Roopa Kudva – Director
- Ann Fudge – Director
- Parvatheesam K. – KMP

Indebtedness

The Company has not availed any loan during the year and is a debt-free company.

Remuneration of directors and key managerial personnel

Remuneration of managing director (MD), whole-time directors (WTD) and/or manager

in ₹ crore

Particulars of remuneration	Name of MD / WTD / Manager							Total Amount
	Narayana Murthy [1]	S. Gopalakrishnan [1]	S. D. Shibulal [2]	Srinath Batni [2]	B. G. Srinivas [3]	Dr. Vishal Sikka [4]	U. B. Pravin Rao	
Gross salary								
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	–	–	–	0.19	1.08	4.41	0.67	6.35
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	–	–	0.44	0.53	–	1.50	2.47
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–	–	–	–	–	–
Stock option [5]	–	–	–	–	–	–	–	–
Sweat equity	–	–	–	–	–	–	–	–
Commission								
as % of profit	–	–	–	–	–	–	–	–
other (bonus)	–	–	–	1.22	2.82	–	3.79	7.83
Others, Retiral benefits	–	–	–	0.03	–	0.15	0.12	0.3
Total (A)	–	–	–	1.88	4.43	4.56	6.08	16.95
Ceiling as per the Act								1,823

[1] *For the period April 1, 2014 to October 10, 2014*
[2] *For the period April 1, 2014 to July 31, 2014*
[3] *For the period April 1, 2014 to June 10, 2014*
[4] *For the period June 14, 2014 to March 31, 2015*
[5] *Additionally, during fiscal 2015, Dr. Vishal Sikka was granted RSUs valued at US $2 million on the grant date. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement.*

Remuneration to other directors

in ₹ crore

Particulars of remuneration	Name of directors										Total Amount
	K. V. Kamath	Dr. Omkar Goswami [1]	R. Seshasayee	Ravi Venkatesan	Prof. Jeffrey S. Lehman	Carol M. Browner [2]	Prof. John W. Etchemendy [3]	Roopa Kudva [4]	Kiran Mazumdar-Shaw	Ann Fudge [5]	
Independent Directors											
Fee for attending board/committee meetings	–	–	–	–	–	–	–	–	–	–	–
Commission	1.97	0.61	1.03	0.84	1.20	0.85	0.23	0.11	0.76	–	7.60
Others, please specify	–	–	–	–	–	–	–	–	–	–	–
Total (1)	1.97	0.61	1.03	0.84	1.20	0.85	0.23	0.11	0.76	–	7.60
Other Non-Executive Directors	–	–	–	–	–	–	–	–	–	–	–
Fee for attending board/committee meetings	–	–	–	–	–	–	–	–	–	–	–
Commission	–	–	–	–	–	–	–	–	–	–	–
Others, please specify	–	–	–	–	–	–	–	–	–	–	–
Total (2)	–	–	–	–	–	–	–	–	–	–	–
Total (B)=(1+2)	1.97	0.61	1.03	0.84	1.20	0.85	0.23	0.11	0.76	–	7.60
Total Managerial Remuneration	1.97	0.61	1.03	0.84	1.20	0.85	0.23	0.11	0.76	–	7.60
Overall Ceiling as per the Act											166

(1) For the period of April 1, 2014 to December 31, 2014
(2) For the period of April 29, 2014 to March 31, 2015
(3) For the period of December 4, 2014 to March 31, 2015
(4) For the period of February 4, 2015 to March 31, 2015
(5) For the period of April 1, 2014 to June 14, 2014

Remuneration to key managerial personnel other than MD / Manager / WTD

in ₹ crore

Particulars of Remuneration	Key Managerial Personnel		Total
	Company Secretary [1]	CFO	
Gross salary			
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	0.13	0.76	0.89
Value of perquisites u/s 17(2) Income-tax Act, 1961	0.20	1.06	1.26
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–
Stock option	–	–	–
Sweat equity	–	–	–
Commission	–	–	–
as % of profit	–	–	–
Others (Bonus)	0.62	2.76	3.38
Others, retiral benefits	0.03	0.14	0.17
Total	0.98	4.72	5.70

Note : Remuneration is for the period April 1, 2014 to January 10, 2015

Penalties / punishment / compounding of offences

There were no penalties / punishment / compounding of offences for the year ending March 31, 2015.

Annexure 8 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013]

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover our business, but also that of the communities around us. Our Corporate Social Responsibility (CSR), thus, is not limited to philanthropy, but also includes large initiatives that lead to social development, institution building, conservation of natural resources using technology and other innovative means, and the reduction of our carbon footprint.

We set up the Infosys Foundation ('the Foundation') in the year 1996. This was done to focus on our CSR initiatives, long before the provision of the Companies Act 2013, stating that the CSR activities undertaken by the company has to be through a registered trust or society, came into force. Visit *http://www.infosys.com/infosys-foundation/* for more details and the activities of the Foundation.

CSR committee

We have a board committee (CSR committee) that provides oversight of CSR policy execution to ensure that the CSR objectives of the Company are met. Our CSR committee comprises:

- K. V. Kamath, *Chairperson*
- R. Seshasayee
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

Our objectives

As outlined in our CSR policy, our broad objectives are:

- To strive for economic development that positively impacts society with a minimal resource footprint.
- To be responsible for the corporation's actions and encourage a positive impact through activities on the environment, communities and our stakeholders.

Visit *http://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf* for more details related to our CSR policy.

Focus areas

The Foundation focuses on five thrust areas to bring meaningful impact:

- Healthcare: Since its inception in 1996, the Foundation has funded healthcare projects involving the construction of hospital wards, rest houses, buying of medical equipment and transport vehicles, sponsoring medicines and organizing health camps across both remote and urban areas of India.
- Education: The Foundation promotes primary education through global partnerships and sponsors midday meals, scholarships, teacher training programs, construction of schools and development of infrastructure such as libraries and laboratories. The Foundation also works with higher institutes of learning to make the pursuit of learning and research viable and competitive. Some of the significant investments in higher and specialized education are in the areas of sponsoring chairs and courses.
- Art and culture: The Foundation identifies and promotes underprivileged artists who do not have access to promoters. These include writers, painters, poets, and musicians. The Foundation assists them on a need basis by offering financial support, encouraging their art, or helping them receive much-deserved recognition.
- Destitute care: Support and vocational training help the destitute to live with dignity and earn a livelihood. The Foundation partners with non-government organizations (NGOs) to support destitute children and women, and funds programs that provide specialized training.
- Rural development: The Foundation works with local administrations across the country to achieve community development goals. It funds projects that involve infrastructural development and also works towards rehabilitating victims of natural and national calamities especially in rural areas. The Foundation encourages projects that create awareness about hygiene, sanitation, vocational training and entrepreneurship.

Financial details

Section 135 of the Companies Act, 2013 and Rules made thereunder prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more or a net profit of ₹5 crore or more during any financial year shall ensure that the company spends, in every financial year, at least 2% of the average net profits made during the three immediately preceding financial years, in pursuance of its Corporate Social Responsibility Policy. The provisions pertaining to corporate social responsibility as prescribed under the Companies Act, 2013 are applicable to Infosys Limited. The financial details as sought by the Companies Act, 2013 are as follows:

in ₹ crore

Particulars	
Average net profit of the Company for last three financial years	12,133
Prescribed CSR expenditure (2% of the average net profit as computed above)	243
Details of CSR expenditure during the financial year:	
Total amount to be spent for the financial year	243
Amount spent	239.54
Amount unspent [(1)]	3.46

[(1)] *Spent in April 2015 upon receiving pending documentation.*

The manner of the amount spent during the financial year is detailed as follows :

Note : The Foundation works with non-governmental organizations as nodal agencies for implementing the projects that we choose to focus.

in ₹ crore

CSR project / activity / beneficiary	Sector	Location of the project / program	Amount outlay (Budget)	Amount spent on the projects or programs	Cumulative expenditure up to the reporting period	Amount spent direct / implementing agency
(i) Expenditure on Projects / Programs						
Akshaya Patra Foundation	Malnutrition and hunger eradication	Bengaluru, Hyderabad, Jodhpur, Mysuru and Jaipur	36.83	36.83	36.83	Through Foundation
Chennai Mathematical Institute	Improving quality of education	Chennai	33.25	33.25	33.25	Through Foundation
Ramakrishna Mission	Rural development, malnutrition and hunger eradication, healthcare and medical facilities, improving quality of education	Aalo, Shivanahalli, Mangaluru, Salem, Kadapa and others	26.03	26.03	26.03	Through Foundation
Indian Institute of Science (IISc)	Improving quality of education	Bengaluru	21.20	21.20	21.20	Through Foundation
Infosys Science Foundation	Improving quality of education	Bengaluru	20.99	20.99	20.99	Through Foundation
Spark IT program [(1)]	Improving quality of education	Hyderabad, Bengaluru, Chennai, Pune	16.61	15.59	15.59	Through Foundation and Infosys
Public Health Foundation	Healthcare and medical facilities	Delhi	10.00	10.00	10.00	Through Foundation
International Institute of Information Technology, Bengaluru [(1)]	Improving quality of education, destitute care and rehabilitation	Bengaluru	8.50	6.60	6.60	Through Foundation
Charutar Arogya Mandal	Healthcare and medical facilities	Karamsad	5.00	5.00	5.00	Through Foundation
Presidency University	Improving quality of education	Kolkata	5.00	5.00	5.00	Through Foundation
Cancer Institute	Healthcare and medical facilities	Chennai	5.00	5.00	5.00	Through Foundation
Medical Research Foundation	Healthcare and medical facilities	Chennai	5.00	5.00	5.00	Through Foundation
NH Charitable Trust	Healthcare and medical facilities	Bengaluru	3.00	3.00	3.00	Through Foundation
Bhagwan Mahaveer Viklang Sahayata Samiti	Healthcare and medical facilities	Jaipur	3.00	3.00	3.00	Through Foundation
ICRIER, New Delhi	Rural development	Delhi	3.00	3.00	3.00	Through Foundation
Institute of Bioinformatics & Applied Biotechnology	Healthcare and medical facilities	Bengaluru	2.50	2.50	2.50	Through Foundation
Chitta Sanjeevani Trust	Healthcare and medical facilities	H. D. Kote	2.04	2.04	2.04	Through Foundation
Indian Institute of Technology (IIT), Bombay	Healthcare and medical facilities	Mumbai	2.00	2.00	2.00	Through Foundation
Vishwas Vision	Destitute care and rehabilitation	Gurgaon	2.00	2.00	2.00	Through Foundation
Parivaar Education Society	Malnutrition and hunger eradication, destitute care and rehabilitation	Kolkata	2.00	2.00	2.00	Through Foundation
Institute of Bioinformatics	Healthcare and medical facilities	Bengaluru	2.00	2.00	2.00	Through Foundation
Vittala International Institute of Ophthalmology	Healthcare and medical facilities, destitute care and rehabilitation	Bengaluru	1.61	1.61	1.61	Through Foundation

CSR project / activity / beneficiary	Sector	Location of the project / program	Amount outlay (Budget)	Amount spent on the projects or programs	Cumulative expenditure up to the reporting period	Amount spent direct / implementing agency
Chare Trust	Art and culture	Lakshmeshwara	1.44	1.44	1.44	Through Foundation
Bannerghatta National Park	Destitute care and rehabilitation	Bengaluru	1.33	1.33	1.33	Through Foundation
Agastya International Foundation	Rural development	Bengaluru	1.32	1.32	1.32	Through Foundation
Sri Ramakrishna Sevashrama	Rural development	Pavagada	1.20	1.20	1.20	Through Foundation
Khushi Trust [1]	Destitute care and rehabilitation	Raichur	1.44	1.00	1.00	Through Foundation
Bharata Ilango Foundation	Art and culture	Chennai	1.00	1.00	1.00	Through Foundation
Bone Marrow Registry	Healthcare and medical facilities	Bengaluru	1.00	1.00	1.00	Through Foundation
Search Central	Healthcare and medical facilities	Mumbai	1.00	1.00	1.00	Through Foundation
SCARF	Healthcare and medical facilities	Chennai	1.00	1.00	1.00	Through Foundation
Raja Dinkar Kelkar Museum	Art and culture	Pune	1.00	1.00	1.00	Through Foundation
Others [1]			14.01	13.91	13.91	Through Foundation
(ii) Overhead						
Administrative expenses	Office	Bengaluru	0.70	0.70	0.70	Through Foundation
Total			243.00	239.54	239.54	

[1] *The balance unspent amount of ₹ 3.46 crore, pending on account of documentation, has been spent on these projects during April 2015.*

The details of the balance amount are as follows :

CSR project / activity / beneficiary	Sector	Location of the project / program	Amount spent on the projects or programs	Amount spent direct / implementing agency
International Institute of Information Technology, Bengaluru	Improving quality of education	Bengaluru	1.90	Through Foundation
Khushi Trust	Destitute care and rehabilitation	Raichur	0.44	Through Foundation
Spark IT Program	Improving quality of education	Hyderabad, Bengaluru, Chennai, Pune	1.02	Through Foundation
Walk of Hope	Destitute care and rehabilitation	Bengaluru	0.10	Through Foundation

Our CSR responsibilities

We hereby affirm that the CSR policy, as approved by the Board, has been implemented and the CSR committee monitors the implementation of the CSR projects and activities in compliance with our CSR objectives.

K. V. Kamath
Chairperson, CSR Committee

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Annexure 9 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

Particulars pursuant to the Companies (Accounts) Rules, 2014

Conservation of energy

We continue to strengthen our energy conservation efforts. In fiscal 2015, we were awarded the Leadership in Energy and Environment Design (LEED) India Platinum rating for two of our buildings in Bengaluru and Chennai. We now have 12 LEED Platinum-rated buildings and two buildings with GRIHA 5-star rating, making a total of about 3.8 million sq. ft. with the highest level of green certification.

This year, we reduced our per capita electricity consumption by over 4%. Our concentrated efforts to redesign and retrofit our existing buildings have helped us achieve dramatic reduction in connected load and energy consumption. For fiscal 2015, air conditioning retrofits have led to 3.4 MW reduction in the connected load across our campuses.

We used over 75 million units of electricity from renewable sources (offsite and onsite) during this fiscal. We have an installed solar power plant capacity of 2.3 MW, spread across our campuses in Chennai, Mangaluru, Hyderabad, Thiruvananthapuram, Bengaluru and Jaipur.

We have pioneered the radiant cooling technology in India through radiant slab and radiant panel-based cooling systems. We have designed data centers with emerging green technologies to optimize energy use and minimize our carbon footprint. We have established a Central Command Center in Bengaluru to monitor and optimize our building operations remotely. The state-of-the-art command center manages about 138 buildings covering over 35 million sq. ft. of built-up area across India. Through this, we have been able to achieve the highest level of operational efficiency of various utilities such as Heating, Ventilation and Air Conditioning (HVAC) systems, data centers, smart lighting systems, and weather stations. In the Central Command Center, we have implemented the Central Energy Management System (CEMS), which is an enterprise-level energy monitoring and information tool. We have successfully integrated about 2,500 energy meters, including sub-station level HT energy meters and Diesel Generators (DG), across our campuses for detailed energy analysis and optimization. We are the first in the building industry to implement this level of energy meter integration.

Our water conservation strategy encompasses rainwater harvesting, use of water-efficient fixtures for our buildings and 100% recycling of waste water. The highlights for this year are a 40 million liter capacity lake in Mysuru for harvesting rainwater and the installation of about 25,000 pressure compensating aerators in the water faucets in most of our campuses to reduce water usage. We have also installed about 600 waterless urinals in our Bengaluru and Pune campuses, and smart water meters in many of our campuses. Despite the implementation of these initiatives, we have not been able to achieve a reduction in per capita water consumption this year.

For more details of our energy conservation initiatives, refer to our Sustainability portal, *www.infosys.com*.

Technology absorption

Transforming digital business engine of Infosys IT

The digital business engine at Infosys comprises over 300 closely integrated applications centrally hosted in multiple data centers with more than 1,200 physical and virtual servers, over two petabyte of storage, over 75 million files, and heterogeneous technology platforms.

As part of our *renew and new* strategy, we are transforming our digital business engine by deploying the following strategic initiatives :

Public Cloud : Infosys.com on Azure marked our IT team's graduation to hosting services by Public Cloud. We selected Infrastructure-as-a-Service (IaaS) model over on-premises hosting, a one-of-its-kind implementation in the world, with near-foolproof disaster recovery design and power to overcome technology obsolescence.

Parallel data warehouse (PDW) for analytics and reporting : Our implementation of PDW is one of the firsts in India that will be instrumental in self-service BI, real-time reporting, analytics for large data volumes and unstructured data. PDW works on Massively Parallel Processing architecture and in one of the tests, we saw a performance improvement of up to 600 times.

Citrix XenApp for Application Virtualization, Mobility and BYOD : We enabled ubiquitous access of corporate applications for the enterprise through the innovative deployment of Citrix XenApp.

SAP HANA for efficient processing during critical business cycles : We deployed SAP HANA for all critical SAP solutions including ECC, BI and SRM, with first-in-the-world 6TB HANA from Hitachi for ECC. This has resulted in faster data processing, real-time and advanced analytics of large data volumes and high performance systems with reduced support efforts.

SQL Server 2012 for core OLTP workload with enhanced high availability and reporting : The core database workloads were migrated from SQL Server 2008 to 2012, resulting in near real-time reporting, improved offsite disaster recovery capabilities, significant reduction in data duplication and up to 290 times improvement in database workloads.

Windows Server 2012 and IIS 8.0 for core applications : The operating systems were upgraded from Windows Server 2008 R2 to 2012, leading to enhancements in our performance and governance capabilities.

SharePoint 2013 for portal applications and enterprise search : Portal farms have been upgraded from SharePoint 2010 to SharePoint 2013 for new features that have improved end-user experience.

Transformation at the core data center layer : This helped us overcome application performance issues, manage exponential unstructured data growth and enable seamless plug and play for new technologies.

IT infrastructure

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure more energy-efficient. Some of the measures implemented are as follows :

Desktop power management : Terminator, our end-point power management tool, shuts down computers after a specified idle period.

Paperless office drive : Several measures were taken, including secure PIN-based printing, awareness campaigns, mailers and linking paper consumption data to the user's carbon footprint record.

Desktop application virtualization : Leveraging Bubble computing or Soft-grid-computing, our Computers and Communication Division built a solution that ensured better operational efficiencies, platform independence and productivity improvement.

Virtualization and consolidation : We have further expanded our internal private cloud capacity with MyCloud, which now has a capacity of around 8,500 virtual machines. We have continued to expand our network-attached storage (NAS)-based virtualization this year.

Data centers and server rooms : We have standardized and incorporated eco-friendly designs for data center and server rooms, releasing around 100 sq. ft. of server room or laboratory space and saving 49 KW of power this year. Also, using hot-cold aisle separation, and custom-made cages for the consolidation of racks, we have optimized our air conditioning usage. Recently, a Tier-3 data center with a Power Usage Effectiveness (PUE) of 1.6 has been commissioned at our Hyderabad campus.

Unified communications solution

The deployment of Lync communication has made it possible to make calls (including video calls) directly from the system, share files / applications, thus cutting down travel requirements of our employees and thereby reducing CO2 emissions. We have doubled and enhanced our Video Conferencing (VC) capacity, resulting in a 70% increase in our VC usage.

E-waste disposal and donation

We donated 18,000 old desktops and disposed of 42 tons of e-waste, thereby releasing 8,365 sq. ft. of space.

Research and development

Our investments in developing service differentiation platforms for our core service offerings are yielding benefits. They are getting a lot of traction with our clients and analysts. We have also seen healthy deployments of these platforms across our large accounts. Our leadership in these platforms has been noted by analysts including NelsonHall, who rated us as a leader in application outsourcing services powered by our award-winning automation platform. These platforms leverage advanced artificial intelligence and machine learning formalisms to achieve intelligent automation across services such as infrastructure maintenance, application maintenance, validation, business process outsourcing, Oracle and SAP.

The following are our research and development (R&D) highlights for fiscal 2015 :

- We established a Data Science Lab in China in collaboration with the East China Normal University and Renmin University.
- We are collaborating with reputed research consortia across the globe, including Smart Services CRC, Australia, and COMMIT in The Netherlands.
- We are continuing our research collaborations with Purdue University, University of Illinois at Urbana Champaign, and Queens University Belfast.
- We support research students at IIT Bombay-Monash Research Academy and IIIT Delhi.
- We hosted the Services Research and Innovation Institute (SRII) India Conference 2014.
- We organized the AutoCapek White Paper Challenge in collaboration with the Indian Institute of Management (IIM), Kashipur as part of the institution's first multi-domain management fest, Excelsior.
- Infosys Labs participated in the 36th International Conference on Software Engineering (ICSE) held in Hyderabad. Infosys had set up a recruitment booth at ICSE in addition to presenting research papers and hosting workshops.
- We hosted a talk, and a demo of robots, by Prof. Rajiv Khosla from La Trobe University, Melbourne, Australia.
- A first-of-its-kind Robotics Soccer workshop and competition for Infoscions was organized, aimed at fuelling the interest of employees in robotics.
- Infosys researcher Dr. Ashutosh Saxena delivered a keynote address on 'Cloud Security and Privacy' at the first International Conference on Networks and Soft Computing (ICNSC) held in Andhra Pradesh.
- Infosys researcher Samarth Shah delivered a talk on 'Futuristic World with Sensors and Smart Devices' at the third Electronics Design Engineer Conference held in Bengaluru.
- We hosted a 'Turing Talks' series for employees, comprising five lectures on the work of Turing Award winners, Stephen Cook, Judea Pearl, Leslie Valiant, John McCarthy and 'Ted' Codd.

Further details of our R&D activities are provided in the Additional Information section available on our website, *www.infosys.com*.

Research and development expenditure

The R&D centers of the Company, located at Bengaluru, Bhubaneswar, Chandigarh, Chennai, Pune, Hyderabad, Mysuru and Thiruvananthapuram, have been accorded approval for weighted deduction by the Department of Scientific and Industrial Research (DSIR) effective November 23, 2011, which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure on a standalone basis are ₹160 crore and Nil respectively for the year ended March 31, 2015 and ₹261 crore and Nil respectively for the year ended March 31, 2014. On a standalone basis, the total R&D expenditure, including eligible R&D expenditure for fiscal years 2015 and 2014 is as follows :

in ₹ crore

	2015	2014
Revenue expenditure	590	873
Capital expenditure	15	–
Total	605	873
R&D expenditure / total revenue (%)	1.3	2.0

Future plan of action

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	2015	2014
Earnings	46,158	43,157
Expenditure	22,045	21,777
Net foreign exchange earnings (NFE)	24,113	21,380
NFE / Earnings (%)	52.2	49.5

for and on behalf of the Board of Directors

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Annexure 10 – Whistleblower policy

As part of our corporate governance practices, the Company has adopted the Whistleblower policy that covers our directors and employees. The policy is provided herewith pursuant to Article 7(iii) of Annexure XII to the Listing Agreement. The policy is also available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

The purpose of this policy

Infosys Limited ('Infosys') and its subsidiaries (collectively 'the Company') are committed to complying with the foreign and domestic laws that apply to them, satisfying the Company's Code of Conduct and Ethics, and particularly to assuring that business is conducted with integrity and that the Company's financial information is accurate. If potential violations of Company policies or applicable laws are not recognized and addressed promptly, both the Company and those working for or with the Company could face governmental investigation, prosecution, fines, and other penalties. That can be costly. Consequentially, and to promote the highest ethical standards, the Company will maintain a workplace that facilitates the reporting of potential violations of Company policies and applicable laws. Employees must be able to raise concerns regarding such potential violations easily and free of any fear of retaliation. That is the purpose of this policy (the 'Policy' or the 'Whistleblower Policy'). You are required to read this Policy and submit the attached certification that you will comply with it.

Your duty to report

Everyone is required to report to the Company any suspected violation of any law that applies to the Company and any suspected violation of the Company's Code of Conduct and Ethics. It is important that you report all suspected violations. This includes possible accounting or financial reporting violations, insider trading, bribery, or violations of the anti-retaliation aspects of this Policy. Consult the Company's Code of Conduct and Ethics for a more detailed description of potential violations and other areas of particular concern. Retaliation includes adverse actions, harassment, or discrimination in your employment relating to your reporting of a suspected violation.

It is the policy of the Company that you must, when you reasonably suspect that a violation of an applicable law or the Company's Code of Conduct and Ethics has occurred or is occurring, report that potential violation. Reporting is crucial for early detection, proper investigation and remediation, and deterrence of violations of Company policies or applicable laws. You should not fear any negative consequences for reporting reasonably suspected violations because retaliation for reporting suspected violations is strictly prohibited by Company policy. Failure to report any reasonable belief that a violation has occurred or is occurring is itself a violation of this Policy and such failure will be addressed with appropriate disciplinary action, including possible termination of employment.

How to report

You must report all suspected violations to (i) your immediate supervisor; (ii) the Chief Compliance Officer; at *complianceoffice@infosys.com* or (iii) anonymously, by sending an email to : *whistleblower@infosys.com*.

If you have reason to believe that your immediate supervisor or the Chief Compliance Officer is involved in the suspected violation, your report may be made to the Audit Committee of Infosys' Board of Directors (the 'Audit Committee') at :

Chairperson, Audit Committee, Infosys Limited, 44 Electronics City, Hosur Road, Bengaluru – 560100.

Because you have several means of reporting, you need never report to someone you believe may be involved in the suspected violation or from whom you would fear retaliation.

Your report should include as much information about the suspected violation as you can provide. Where possible, it should describe the nature of the suspected violation; the identities of persons involved in the suspected violation; a description of documents that relate to the suspected violation; and the time frame during which the suspected violation occurred. Where you have not reported anonymously, you may be contacted for further information.

Investigations after you report

All reports under this Policy will be promptly and appropriately investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law. Everyone working for or with the Company has a duty to cooperate in the investigation of reports of violations. Failure to cooperate in an investigation, or deliberately providing false information during an investigation, can be the basis for disciplinary action, including termination of employment. If, at the conclusion of its investigation, the Company determines that a violation has occurred, the Company will take effective remedial action commensurate with the nature of the offense. This action may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violations of Company policy.

Retaliation is not tolerated

No one may take any adverse action against any employee for complaining about, reporting, or participating or assisting in the investigation of, a reasonably suspected violation of any law, this Policy, or the Company's Code of Conduct and Ethics. The Company takes reports of such retaliation seriously. Incidents of retaliation against any employee reporting a violation or participating in the investigation of a reasonably suspected violation will result in appropriate disciplinary action against anyone responsible, including possible termination of employment. Those working for or with the Company who engage in retaliation against reporting employees may also be subject to civil, criminal and administrative penalties.

Document retention

All documents related to reporting, investigation and enforcement pursuant to this Policy shall be kept in accordance with the Company's record retention policy and applicable law.

Modification

The Audit Committee or the Board of Directors of Infosys can modify this Policy unilaterally at any time without notice. Modification may be necessary, among other reasons, to maintain compliance with federal, state or local regulations and / or accommodate organizational changes within the Company.

Please sign the acknowledgment form below and return it to Human Resources. This will let the Company know that you have received the Whistleblower Policy and are aware of the Company's commitment to a work environment free of retaliation for reporting violations of any Company policies or any applicable laws.

Management's discussion and analysis

Overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Along with its subsidiaries, Infosys provides business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services, including product engineering and lifecycle solutions, and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation, including Finacle®, our banking solution; and offerings in the areas of analytics, cloud, and digital transformation. Infosys, together with its subsidiaries, is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on BSE Limited and the National Stock Exchange in India. The Company's American Depositary Shares (ADS), representing equity shares, are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

These financial statements are prepared in accordance with the Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis, except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied, except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

I Industry structure and developments

Software and computing technology are transforming businesses in every industry around the world in a very profound and fundamental way. Advances in hardware technologies and the continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled services are fuelling the rapid digitization of business processes and information. Traditional business models are being disrupted in every industry, with digital and software-based business models.

The combination of high-performing and ubiquitous real-time computing, massive data streams, economic bandwidth, hyper-connectedness and intelligent software is creating new business opportunities for the world's leading corporations. As these technologies move into mass adoption, they are enabling companies to:

- Create new markets quickly through differentiated products based on technology
- Enhance growth by reaching new customers, deepening the customer experience and allowing them to dynamically manage pricing
- Increase profitability by dramatically altering operating cost structures through greater process automation, and optimizing the latencies of the physical world
- Adopt business models that increase asset efficiency and long-term competitiveness.

Hence, leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof their businesses is increasingly becoming a top priority for business leaders. This duality — to renew existing core businesses and innovate new businesses — is the essence of what companies are faced with as strategic imperatives today.

From an IT perspective, the renewal translates into harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant, and optimizing the costs of building and running technology systems. Also, as businesses look to new areas and new economics, new and intelligent systems are required to be built with next-generation technologies and with exponentially superior cost-benefit performance.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the renewal and new technology areas, are driving businesses to rely on third parties to realize their IT transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

- Technology consulting companies – who take on niche and time-bound projects for their clients
- Global IT outsourcing companies – who leverage global talent pools to systematically optimize the IT operations of clients
- Business process outsourcing firms – who leverage global talent pools to manage the outsourced core business processes of their clients
- Software firms – who provide licensed software that enable the automation of business processes
- Specialty platform and Software-as-a-Service (SaaS) companies – who provide utility-based models for clients to consume software features
- Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
- Internal IT departments of companies – which are usually cost centers for the corporation.

1. Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely, or on a standalone, project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, besides failing to leverage technology service providers' full range of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

2. Increasing trend towards offshore technology services

Corporations are increasingly turning to offshore service providers to meet their need for higher quality and cost-competitive technology solutions. As a result, offshore service providers have become critical to the operations of many enterprises, and these service providers continue to grow in recognition and sophistication. In view of this, the addressable market for offshore technology services has expanded.

3. Global Delivery Model

Our Global Delivery Model allows us to take work to the location where the best talent is available, produce where it is most cost-effective and sell where it is most profitable, with the least amount of acceptable risk. Our Global Delivery Model enables us to derive maximum benefit from our :

- Large pool of highly-skilled technology professionals.
- 24-hour execution capabilities across multiple time zones.
- Ability to accelerate delivery times of large projects by simultaneously processing project components.
- Cost-competitiveness across geographic regions.
- Built-in redundancy to ensure uninterrupted services.
- Knowledge management system that enables us to reuse solutions appropriately.

II Financial condition

Sources of funds

1. Share capital

We have only one class of shares – equity shares of par value ₹5/- each. Our authorized share capital has increased to ₹600 crore from ₹300 crore in the previous year, divided into 120 crore equity shares of ₹5/- each. The issued, subscribed and paid-up capital stood at ₹574 crore as at March 31, 2015 compared to ₹286 crore as at March 31, 2014 (net of treasury shares of ₹1 crore held by Infosys Limited Employees' Welfare Trust ('the Trust')).

Effective January 1, 2015, the Trust has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has allotted 57,42,36,166 fully-paid-up equity shares of face value ₹5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. A bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Board, in its meeting held on April 24, 2015, has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt (ADR) holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through a postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

During the year ended March 31, 2015, the Company made a grant of 27,067 restricted stocks units (equivalent to 54,134 restricted stock units after adjustment of bonus issue made in December 2014) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director, under the 2011 Restricted Stock Unit (RSU) Plan. The details of options granted as at March 31, 2015 are provided in the notes to the *Consolidated financial statements* in this Annual Report.

2. Reserves and surplus

Capital reserve

On a standalone basis and a consolidated basis, the balance as at March 31, 2015 amounted to ₹54 crore, which is the same as the previous year.

Foreign currency translation reserve

On a consolidated basis, the balance as at March 31, 2015 amounted to ₹332 crore (previous year ₹376 crore).

Securities premium

The reduction of ₹287 crore and ₹4 crore during the year in standalone financial statements is on account of the amount utilized for the issue of bonus shares and the deconsolidation of the Trust. The balance as at March 31, 2015 amounted to ₹2,778 crore.

General reserve

An amount of ₹1,217 crore representing 10% of the standalone net profit for the year ended March 31, 2015 (previous year ₹1,021 crore) was transferred to the general reserve from the Surplus. On a standalone basis, the balance as at March 31, 2015 amounted to ₹9,508 crore (previous year ₹8,291 crore). On a consolidated basis, the balance as at March 31, 2015 amounted to ₹10,505 crore (previous year ₹9,288 crore).

Surplus

On a standalone basis, the balance retained in the Surplus as at March 31, 2015 is ₹35,152 crore, after providing the interim and final dividend for the year of ₹1,723 crore and ₹3,388 crore respectively, and dividend tax of ₹1,034 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹6,145 crore, as compared to ₹4,233 crore in the previous year.

On a consolidated basis, the balance retained in the Surplus as at March 31, 2015 is ₹36,483 crore.

Shareholders' funds – standalone

The total shareholders' funds increased to ₹48,068 crore as at March 31, 2015 from ₹42,092 crore as at March 31, 2014.

The book value per share increased to ₹418.54/- as at March 31, 2015, compared to ₹368.32/- (adjusted for bonus issue) as at March 31, 2014.

Shareholders' funds – consolidated

The total shareholders' funds increased to ₹50,736 crore as at March 31, 2015 from ₹44,530 crore as at March 31, 2014.

The book value per share increased to ₹443.96/- as at March 31, 2015 compared to ₹389.66/- (adjusted for bonus issue) as at March 31, 2014.

Application of funds

3. Fixed assets

Additions to gross block – standalone

During the year, we capitalized ₹2,540 crore to our gross block comprising ₹694 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,843 crore on infrastructure investments. Our infrastructure investments comprised ₹420 crore to acquire 109.1 acres of land in Bengaluru, Delhi NCR, Mysuru, Pune and Mohali, ₹855 crore on buildings, ₹274 crore on plant and equipment, ₹134 crore on office equipment and ₹160 crore on furniture and fixtures.

During the previous year, we capitalized ₹2,381 crore to our gross block comprising ₹672 crore for investment in computer equipment, ₹3 crore on vehicles and the balance of ₹1,706 crore on infrastructure investments. Our infrastructure investments comprised ₹291 crore to acquire 28.77 acres of land in Bengaluru, Chennai and Mangaluru, ₹825 crore on buildings, ₹312 crore on plant and machinery, ₹117 crore on office equipment and ₹161 crore on furniture and fixtures.

Additions to gross block – consolidated

During the year, we capitalized ₹2,673 crore to our gross block comprising ₹778 crore for investment in computer equipment, ₹6 crore on vehicles, and the balance of ₹1,889 crore on infrastructure

investments. Our infrastructure investments comprised ₹422 crore to acquire 109.1 acres of land in Bengaluru, Delhi NCR, Mysuru, Pune and Mohali, ₹855 crore on buildings, ₹280 crore on plant and equipment, ₹140 crore on office equipment, ₹170 crore on furniture and fixtures, and ₹22 crore on leasehold improvements.

During the previous year, we capitalized ₹2,533 crore to our gross block comprising ₹759 crore for investment in computer equipment, ₹11 crore on vehicles and the balance of ₹1,763 crore on infrastructure investments. Our infrastructure investments comprised ₹291 crore to acquire 28.77 acres of land in Bengaluru, Chennai and Mangaluru, ₹827 crore on buildings, ₹319 crore on plant and equipment, ₹126 crore on office equipment, ₹184 crore on furniture and fixtures, and ₹16 crore on leasehold improvements.

Deductions to gross block – standalone

During the year, we deducted ₹91 crore from the gross block on the disposal of various assets. During the previous year, we deducted ₹21 crore from the gross block on disposal of various assets.

Deductions to gross block – consolidated

During the year, we disposed various assets with a gross block of ₹142 crore. During the previous year, we retired various assets with a gross block of ₹8 crore (net book value of nil) and deducted ₹29 crore on disposal of various assets.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,272 crore, as at March 31, 2015, as compared to ₹827 crore as at March 31, 2014. On a consolidated basis, we have a capital expenditure commitment of ₹1,574 crore, as at March 31, 2015, as compared to ₹1,363 crore as at March 31, 2014.

4. Investments in subsidiaries / associates

We made several strategic investments during the year aimed at deriving business benefits and operational efficiencies in subsidiaries / associates, including:

EdgeVerve Systems Limited

In fiscal 2014, EdgeVerve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders at the Annual General Meeting (AGM). Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014, or such other date as may be decided by the Board of Directors. The Company has undertaken an enterprise valuation by an independent valuer, and accordingly, the business has been transferred for a consideration of ₹421 crore (US $70 million) with effect from July 1, 2014, which has been settled through the issue of fully-paid-up equity shares. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of ₹94 crore. This amount was invested to form a new company along with DreamWorks Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of approximately ₹1,398 crore.

Panaya's Cloud Quality™ suite enables Infosys to bring automation to several of its service lines via an agile SaaS model, and helps clients to mitigate risk, reduce costs and shorten time-to-market. This will help free Infosys from many repetitive tasks, allowing it to focus on important, strategic challenges faced by clients. Panaya's proven technology would help simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

During the year, we invested in our subsidiaries, for the purpose of operations and expansion, as follows:

Subsidiary	In foreign currency	in ₹ crore
Infosys Technologies (Shanghai) Company Limited	RMB 153 million	154
Infosys Technologies (China) Co. Limited	RMB 62 million	62
Infosys Tecnologia do Brasil Ltda (1)	BRL 19 million	40
EdgeVerve Systems Limited	–	461
Infosys Nova Holdings LLC	USD 15 million	94
Panaya Inc.	USD 225 million	1,398

(1) *Loan converted to equity*

We have allocated US $500 million towards an innovation fund to support the creation of a global ecosystem of strategic partners.

Refer to *Annexure 1* to the *Board's report* for the Statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, *www.infosys.com*.

5. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2015	2014	2015	2014
Deferred tax assets, net	433	542	536	629
Deferred tax liabilities, net	–	–	–	–

Deferred tax assets primarily comprise deferred taxes on fixed assets, unavailed leave, trade receivables, accrued compensation to employees and post-sale client support.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

Deferred income tax assets and deferred income tax liabilities have been offset wherever the Company and the Group have a legally enforceable right to set off current income tax assets against current income tax liabilities, and where the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same taxation authority.

6. Trade receivables

On a standalone basis, the trade receivables amounted to ₹8,627 crore (net of provision for doubtful debts amounting to ₹322 crore) as at March 31, 2015, compared to ₹7,336 crore (net of provision for doubtful debts amounting to ₹196 crore) as at March 31, 2014. These debts are considered good and realizable. Debtors are at 18.2% of revenues for the year ended March 31, 2015, compared to 16.5% as at March 31, 2014, representing a Days Sales Outstanding of 67 days, compared to 60 days in the previous year.

On a consolidated basis, trade receivables amounted to ₹9,713 crore (net of provision for doubtful debts amounting to ₹366 crore) as at March 31, 2015, compared to ₹8,351 crore (net of provision for doubtful debts amounting to ₹214 crore) as at March 31, 2014.

These debts are considered good and realizable. Debtors are at 18.2% of revenues for the year ended March 31, 2015, compared to 16.7% as at March 31, 2014, representing a Days Sales Outstanding of 66 days, compared to 61 days in the previous year.

On a standalone basis, out of the total trade receivables, 73.7% and 75.9% were not due as at March 31, 2015 and March 31, 2014 respectively. On a consolidated basis, out of the total trade receivables, 75.5% and 76.4% were not due as at March 31, 2015 and March 31, 2014 respectively. The age profile of debtors (net of provision) that are due, is as follows:

in %

Days	Standalone		Consolidated	
	2015	2014	2015	2014
0-30	62.9	70.6	69.0	69.4
31-60	17.8	14.3	14.5	12.7
61-90	6.0	3.6	3.7	6.3
Above 90	13.3	11.5	12.8	11.6
	100.0	100.0	100.0	100.0

The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors that could affect the customer's ability to settle. The movement in provisions for doubtful debts during the year is as follows:

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Opening balance	196	85	214	95
Add: Amount provided	142	124	171	138
Less: Amount written off	(12)	(13)	(12)	(25)
Translation difference	(4)	–	(7)	6
Closing balance	322	196	366	214

On a standalone basis, the provision for bad and doubtful debts as a percentage of revenue is 0.30% for the year ended March 31, 2015, as against 0.28% for the year ended March 31, 2014. The unbilled revenues as at March 31, 2015 and March 31, 2014, amounted to ₹ 2,423 crore and ₹ 2,392 crore respectively.

On a consolidated basis, provision for bad and doubtful debts as a percentage of revenue is 0.32% for the year ended March 31, 2015, as against 0.28% for the year ended March 31, 2014. The unbilled revenues as at March 31, 2015 and March 31, 2014, amounted to ₹ 2,845 crore and ₹2,810 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations.

Deposits with financial institutions represent surplus money deployed in the form of deposits.

Our treasury policy calls for investing cash surplus in a combination of instruments: (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax-free bonds in highly-rated and government-backed entities (d) Certificates of deposit, commercial paper or any other similar instrument issued by highly-rated banks and financial institutions.

8. Loans and advances and other non-current assets

The following tables provide details of our long-term and short-term loans, advances and other non-current assets.

Long-term loans and advances, and other non-current assets

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Prepaid expenses	7	10	7	9
Capital advances	316	687	664	871
Advance income tax (net of provision)	3,941	1,417	4,089	1,522
Loans and advances to employees	4	6	31	38
Security deposits	65	59	68	60
Rental deposits	45	48	47	60
Restricted deposits	–	43	58	43
Advance to gratuity trust	26	9	27	10
Total	4,404	2,279	4,991	2,613

Capital advances represent the amount paid in advance on capital expenditure.

The advance income tax (net of provision) represents domestic and overseas corporate tax. In fiscal 2015, income tax of ₹ 1,788 crore was paid consequent to the demand from tax authorities in India for fiscal 2010, towards the denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.

Restricted deposits represent amounts deposited with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

Security deposits represent electricity deposits, telephone deposits, insurance deposits and deposits of a similar nature.

Rental deposits are for buildings taken on lease by us for our development centers and marketing offices located across the world.

Short-term loans and advances

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Loans to subsidiaries	24	36	–	–
Prepaid expenses	71	98	98	116
Interest accrued but not due	433	92	444	98
Advance paid for supply of goods and services	60	72	79	92
Withholding and other taxes receivable	1,253	987	1,364	1,052
Unbilled revenues	2,423	2,392	2,845	2,810
Loans and advances to employees	201	191	222	208
Security deposits	1	8	4	10
Rental deposits	6	5	24	10
MAT credit entitlement	–	–	–	16
Restricted deposits	1,039	934	1,100	979
Premiums held in trust	–	–	–	135
Mark-to-market gain on forward and options contracts	94	217	101	215
Others	49	20	9	12
Total	5,654	5,052	6,290	5,753

Loans to subsidiaries as at March 31, 2015 comprise ₹ 6 crore given to Lodestone Holding AG and ₹ 18 crore to EdgeVerve Systems Limited. As at March 31, 2014, it included ₹ 36 crore given to Infosys Tecnologia do Brasil Ltda.

Withholding and other tax receivables represent transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues primarily comprise costs and earnings in excess of billings to the clients on fixed-price, fixed-timeframe, and time-and-material contracts.

We provide personal loans and salary advances to employees, who are not executive officers or directors. Of the total loans and advances of ₹253 crore given to employees on a consolidated basis, ₹222 crore is recoverable in 12 months and ₹31 crore is recoverable in 24 months from March 31, 2015.

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Premiums held in trust represent premiums collected from policy holders and payable to insurance providers by a service provider who maintains the amounts in a fiduciary capacity.

9. Liabilities

Long-term liabilities

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Gratuity obligations – unamortized amount	3	7	3	7
Rental deposit from subsidiaries	27	27	–	–
Deferred income – government grant in land use rights	–	–	47	45
Accrued salaries and benefits	–	–	–	23
Payable for acquisition of business	–	330	–	330
Total	30	364	50	405

Payable for acquisition of business represents deferred consideration, payable to selling shareholders of Lodestone on the third anniversary of the acquisition date, and is contingent upon their continued employment for a period of three years, which is recognized proportionately.

During the current year, payables for acquisition of business has been classified as current liabilities.

Current liabilities and trade payables

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Trade payables	124	68	140	173
Accrued salaries and benefits	1,719	1,172	2,106	1,594
Other liabilities				
Provision for expenses	1,582	1,296	1,984	1,846
Retention monies	50	72	53	82
Withholding and other taxes	733	834	904	912
Gratuity obligations – unamortized amount	4	4	4	4
Payable for acquisition of business	525	–	525	–
Payable by controlled trusts	–	–	177	151
Premiums held in trust	–	–	–	135
Advances received from clients	20	21	27	40
Unearned revenue	831	606	1,052	660
Unpaid dividend	3	3	3	3
Deferred income – government grant on land use rights	–	–	1	1
Mark-to-market loss on forward and option contracts	–	–	3	–
Accrued gratuity	–	–	7	–
Others	79	63	74	21
Total	5,670	4,139	7,060	5,622

Premiums held in trust represent premiums collected from policy holders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity.

Liabilities for accrued salaries and benefits include the provision for bonus and incentives payable to the staff. Provision for expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate, and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years, representing the average future service period of employees. An amount of ₹4 crore was amortized during the year. The unamortized balance as at March 31, 2015 was ₹7 crore, included under long-term liabilities and current liabilities.

Advances received from clients represent money received for the delivery of future services. Unearned revenue primarily comprises advance client billings on fixed-price and fixed-timeframe contracts for which related costs and earnings were not yet incurred. Unpaid dividends represent dividends paid, but not claimed by shareholders, and are represented by a bank balance of an equivalent amount.

10. Provisions

Short-term provisions

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Proposed dividend	3,388	2,469	3,388	2,469
Tax on dividend	690	420	690	420
Income taxes (net of advance tax and TDS)	2,678	2,105	2,818	2,187
Unavailed leave	907	798	1,069	954
Post-sales client support, warranties and other provisions	382	325	478	379
Total	8,045	6,117	8,443	6,409

Proposed dividend represents the final dividend recommended. The Board of Directors, in its meeting on April 24, 2015, have proposed a final dividend of ₹29.50/- per equity share (equivalent to ₹14.75/- per share after the 1:1 bonus issue, if approved by shareholders). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas.

Provisions for unavailed leave are towards our liability for leave encashment. The provision for post-sales client support, warranties and other provisions is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows :

in ₹ crore

	Year ended March 31,			
	2015	%	2014	%
Income from software services and products	47,300	100.0	44,341	100.0
Software development expenses	27,828	58.8	26,738	60.3
Gross profit	19,472	41.2	17,603	39.7
Selling and marketing expenses	2,549	5.4	2,390	5.4
General and administration expenses	2,961	6.3	2,686	6.0
	5,510	11.7	5,076	11.4
Operating profit before depreciation	13,962	29.5	12,527	28.3
Depreciation and amortization	913	1.9	1,101	2.5
Operating profit	13,049	27.6	11,426	25.8
Other income	3,337	7.1	2,576	5.8
Profit before exceptional item and tax	16,386	34.7	14,002	31.6
Profit on transfer of business	412	0.9	–	–
Profit before tax	16,798	35.6	14,002	31.6
Tax expense	4,634	9.8	3,808	8.6
Profit after tax and exceptional item	12,164	25.8	10,194	23.0

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows :

in ₹ crore

	Year ended March 31,			
	2015	%	2014	%
Income from software services and products	53,319	100.0	50,133	100.0
Software development expenses	31,834	59.7	30,804	61.4
Gross profit	21,485	40.3	19,329	38.6
Selling and marketing expenses	2,946	5.5	2,625	5.2
General and administration expenses	3,668	6.9	3,323	6.7
	6,614	12.4	5,948	11.9
Operating profit before depreciation	14,871	27.9	13,381	26.7
Depreciation and amortization	1,017	1.9	1,317	2.6
Operating profit	13,854	26.0	12,064	24.1
Other income	3,430	6.4	2,664	5.3
Profit before tax	17,284	32.4	14,728	29.4
Tax expense	4,911	9.2	4,072	8.1
Profit for the period before minority interests / share in net profit / (loss) of associate	12,373	23.2	10,656	21.3
Add : Share in net profit / (loss) of associate	(1)	–	–	–
Less : Minority interests	–	–	–	–
Profit for the period	12,372	23.2	10,656	21.3

1. Income

Of the total revenues for the year ended March 31, 2015, on a standalone basis, approximately 97.2% were export revenues whereas 2.8% were domestic revenues, as compared to 97.1% being export revenues and 2.9% being domestic revenues during the previous year.

Of the total revenues for the year ended March 31, 2015, on a consolidated basis, approximately 97.6% were export revenues whereas 2.4% were domestic revenues, as compared to 97.4% being export revenues and 2.6% being domestic revenues during the previous year.

Our revenues are generated primarily on fixed-price or fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the percentage-of-completion method. On time-and-material contracts, revenue is recognized as the related services that are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple-arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage of completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers in India.

The segmentation of revenues by location, including product revenue is as follows :

in %

	Standalone		Consolidated	
	2015	2014	2015	2014
Onsite	50.4	51.1	51.2	52.0
Offshore	49.6	48.9	48.8	48.0
Total	100.0	100.0	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed offshore. Therefore, any increase in the onsite effort impacts our margins. The details of the billable hours expended for onsite and offshore are as follows :

in %

	Standalone		Consolidated	
	2015	2014	2015	2014
Onsite	25.5	26.7	24.1	25.2
Offshore	74.5	73.3	75.9	74.8
Total	100.0	100.0	100.0	100.0

The break-up of revenues from software services and products is as follows :

in ₹ crore

	Standalone		Consolidated	
	2015	2014	2015	2014
Income				
Software services	45,658	42,531	51,666	48,305
Software products	1,642	1,810	1,653	1,828
Total	47,300	44,341	53,319	50,133

Refer to the *Segmental profitability* section in this report for more details on the analysis of segment revenues.

2. Expenditure

Software development expenses – standalone

in ₹ crore

	2015	%	2014	%	Growth %
Revenues	47,300	100.0	44,341	100.0	6.7
Software development expenses					
Salaries and bonus	22,281	47.1	21,635	48.8	3.0
Technical sub-contractors	2,909	6.1	2,596	5.9	12.1
Overseas travel expenses	995	2.1	1,010	2.3	(1.5)
Cost of software packages	797	1.7	716	1.6	11.3
Third-party items bought for service delivery to clients	182	0.4	194	0.4	(6.2)
Communication expenses	137	0.3	97	0.2	41.2
Rent	86	0.2	93	0.2	(7.5)
Post-sales customer support and warranties	17	–	36	0.1	(52.8)
Deferred consideration	219	0.5	228	0.5	(3.9)
Others	205	0.4	133	0.3	54.1
Total	27,828	58.8	26,738	60.3	4.1

Software development expenses – consolidated

in ₹ crore

	2015	%	2014	%	Growth %
Revenues	53,319	100.0	50,133	100.0	6.4
Software development expenses					
Salaries and bonus	26,349	49.4	25,642	51.1	2.8
Technical sub-contractors	2,170	4.1	1,951	3.9	11.2
Overseas travel expenses	1,295	2.4	1,358	2.7	(4.6)
Cost of software packages	855	1.6	778	1.5	9.9
Third-party items bought for service delivery to clients	189	0.4	194	0.4	(2.6)
Communication expenses	206	0.4	162	0.3	27.2
Rent	215	0.4	213	0.4	0.9
Post-sales customer support and warranties	39	0.1	54	0.1	(27.8)
Deferred consideration	219	0.4	228	0.5	(3.9)
Others	297	0.5	224	0.5	32.6
Total	31,834	59.7	30,804	61.4	3.4

On a standalone basis, software development expenses were 58.8% of revenues, compared to 60.3% during the previous year. On a consolidated basis, software development expenses were 59.7% of revenues, compared to 61.4% during the previous year. Employee costs relate to salaries paid to employees in India and overseas and include staff welfare expenses. The increase in salaries and bonus is primarily due to compensation increases given to employees during the last 12 months, promotions, higher variable payout and an increase in the number of employees, partially offset by a reduction in the onsite mix, role-mix changes and cross-currency impact. The utilization rates of billable employees for services and products for the years ended March 31, 2015 and March 31, 2014 are as follows:

in %

	Standalone		Consolidated	
	2015	2014	2015	2014
Including trainees	75.5	73.5	75.2	73.6
Excluding trainees	81.8	77.5	80.6	77.4

On a standalone basis, the cost of technical sub-contractors includes ₹1,385 crore towards the purchase of services from subsidiaries for the year ended March 31, 2015, as against ₹1,451 crore in the previous year. The details of such related party transactions are available in the Notes to the *Standalone financial statements* section of the Annual Report. The balance amount was utilized towards availing the services of external consultants to augment the skillsets required for large projects. We continue to engage the services of these consultants on a need basis.

On a standalone basis, the overseas travel expenses representing the cost of travel overseas for software development constituted approximately 2.1% and 2.3% respectively of total revenue for the years ended March 31, 2015 and March 31, 2014. Overseas travel expenses include visa charges of ₹310 crore (0.7% of revenues) for the year, compared to ₹290 crore (0.7% of revenues) in the previous year. On a consolidated basis, overseas travel expenses for software development constituted approximately 2.4% and 2.7% of total revenue for the years ended March 31, 2015 and March 31, 2014 respectively.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. On a standalone basis, the cost of software packages was 1.7% and 1.6% of the revenues for the years ending March 31, 2015 and March 31, 2014 respectively. On a consolidated basis, the cost of software packages was 1.6% and 1.5% of the revenues for the years ended March 31, 2015 and March 31, 2014 respectively.

Third-party items bought for service delivery to clients include software and hardware procured, which are necessary for delivery of service to our clients.

A major part of our revenues is generated from software development centers in India. We use high-end communication tools in order to establish real-time connections with our clients. On a standalone basis, the communication expenses represent approximately 0.3% and 0.2% of revenues for each of the years ended March 31, 2015 and March 31, 2014 respectively. On a consolidated basis, the communication expenses represent approximately 0.4% and 0.3% of revenues for the years ended March 31, 2015 and March 31, 2014 respectively.

On a standalone basis, the rent represents approximately 0.2% of revenues for each of the years ended March 31, 2015 and March 31, 2014. On a consolidated basis, the rent represents approximately 0.4% of revenues for each year ended March 31, 2015 and March 31, 2014.

On a standalone basis, the provision for post-sales customer support and warranties saw a charge of ₹17 crore for fiscal 2015 against a charge of ₹36 crore for fiscal 2014. On a consolidated basis, the provision for post-sale customer support and warranties saw a charge of ₹39 crore for fiscal 2015 against a charge of ₹54 crore for fiscal 2014.

Deferred consideration represents compensation payable to selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years and is recognized proportionately.

On a standalone basis, other expenses primarily represent computer maintenance and consumables and approximate to 0.4% of revenues during the year (0.3% in the previous year). On a consolidated basis, the other expenses approximate 0.5% of revenues during the year (0.5% in the previous year).

Gross profit

On a standalone basis, the gross profit during the year was ₹19,472 crore representing 41.2% of revenues, compared to ₹17,603 crore representing 39.7% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹21,485 crore representing 40.3% of revenues, compared to ₹19,329 crore representing 38.6% of revenues in the previous year.

Selling and marketing expenses

On a standalone basis, we incurred selling and marketing expenses at 5.4% of our total revenues in each of the years ended March 31, 2015 and March 31, 2014 respectively. Selling and marketing expenses primarily consist of employee costs. All other expenses, excluding the employee costs, were 1.0% of revenues during the year, as compared to 0.9% in the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.5% of our total revenues, compared to 5.2% in the previous year. All other expenses excluding the employee costs were 1.1% of revenues during the year, as compared to 0.9% in the previous year.

On a standalone basis, the number of sales and marketing personnel increased from 1,159 as at March 31, 2014 to 1,690 as at March 31, 2015. On a consolidated basis, the number of sales and marketing personnel increased from 1,285 as at March 31, 2014 to 1,841 as at March 31, 2015. Employee costs increased due to compensation increases given to employees during the last 12 months, promotions and higher variable payout, and also an increase in the number of employees.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 6.3% and 6.0% of our total revenues, for the current and previous years respectively. All other expenses, excluding the employee cost, were 4.6% of revenues during the year, as compared to 4.4% in the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.9% and 6.7% of our total revenues, during the current and previous years respectively. All other expenses, excluding the employee cost, were 4.9% of revenues during the year, as compared to 4.6% in the previous year.

Employee costs increased due to compensation increases given to employees during the last 12 months, promotions and higher variable payouts offset by a reduction in person months and cross currency impact.

The increase in administrative expenses for fiscal 2015 from fiscal 2014 was primarily due to the increase in repairs and maintenance, contribution towards CSR, partially offset by a decrease in consultancy and professional charges, and other expenses. Consequent to the requirements of the Indian Companies Act, 2013, a CSR committee has been formed by the Company to formulate and monitor the CSR policy of the Company and ₹254 crore (at the consolidated level) and ₹243 crore (at the standalone level) were contributed towards CSR activities during fiscal 2015. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus, and utilized through the year for these activities.

General and administration expenses for the year ended March 31, 2014 include a charge of ₹219 crore (including legal costs) towards settlement agreement in visa-related matters.

3. Operating profits

On a standalone basis, we earned an operating profit (PBIDTA) of ₹13,962 crore, representing 29.5% of total revenues, compared to ₹12,527 crore, representing 28.3% of total revenues, during the previous year.

On a consolidated basis, we earned an operating profit (PBIDTA) of ₹14,871 crore, representing 27.9% of total revenues, compared to ₹13,381 crore, representing 26.7% of total revenues, during the previous year.

4. Depreciation and amortization

On a standalone basis, we provided ₹913 crore and ₹1,101 crore towards depreciation and amortization, representing 1.9% and 2.5% of total revenues, for the years ended March 31, 2015 and March 31, 2014 respectively.

On a consolidated basis, we provided ₹1,017 crore and ₹1,317 crore towards depreciation and amortization, representing 1.9% and 2.6% of total revenues, for the years ended March 31, 2015 and March 31, 2014 respectively.

During the quarter ended June 30, 2014, the Management, based on internal and external technical evaluation, reassessed the remaining useful life of assets, primarily consisting of buildings and computers, with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates.

The earlier and current useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Company continued with the previously assessed useful lives, charge for depreciation for the year ended March 31, 2015 would have been higher by ₹404 crore and ₹435 crore on a standalone basis and consolidated basis respectively, for assets held at April 1, 2014.

5. Other income, net

The increase in interest income during the year was on account of higher investible surplus.

We use foreign exchange forward and option contracts to hedge our exposure to movements in foreign exchange rates.

On a standalone basis, foreign exchange gains / losses include transaction and translation gain of ₹26 crore and ₹495 crore for the years ended March 31, 2015 and March 31, 2014 respectively, and forward / option contract gains of ₹499 crore for the year ended March 31, 2015 and loss of ₹217 crore for the years ended March 31, 2014.

On a consolidated basis, foreign exchange gains / losses include transaction and translation loss of ₹34 crore for the year ended March 31, 2015 and gain of ₹475 crore for the year ended March 31, 2014, and forward / option contracts gain of ₹514 crore for the year ended March 31, 2015 and loss of ₹253 crore for the year ended March 31, 2014.

The composition of currency-wise revenues for the years ended March 31, 2015 and March 31, 2014 is as follows :

in %

Currency	Standalone		Consolidated	
	2015	2014	2015	2014
U.S. Dollar (USD)	71.8	71.3	68.9	68.8
U.K. Pound Sterling (GBP)	6.0	5.7	5.9	5.9
Euro (EUR)	8.8	8.8	10.2	10.3
Australian Dollar (AUD)	7.8	8.1	7.6	7.9
Others	5.6	6.1	7.4	7.1
Total	100	100.0	100.0	100.0

6. Sensitivity to rupee movement

Every 1% movement in the Indian rupee against the U.S. dollar has an impact of approximately 0.52% and 0.48% respectively, on the Group's incremental operating margins during the years ended March 31, 2015 and March 31, 2014.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The Indian statutory corporate tax rate for the year ended March 31, 2015 is 33.99%. Export profits for the year were entitled to tax benefits under the Special Economic Zone (SEZ) scheme of the Government of India. The Company had also claimed tax benefit under the Software Technology Park (STP) scheme, for export profits earned by certain STP units up to the year ended March 31, 2011.

We have our operations both under the STP scheme and SEZ scheme. The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

On a standalone basis, the effective tax rate (based on profit before exceptional item and tax) increased to 28.3% in fiscal 2015, as compared to 27.2% in fiscal 2014. This is mainly due to the increase in overseas taxes, decrease in benefits from SEZ units as a percentage of profit before income taxes, reduction in deductions on eligible research, and development expense based on the approval received from the Department of Scientific and Industrial Research (DSIR) for Finacle®, partially offset by the decrease in non-deductible expenses and increase in tax reversals.

On a consolidated basis, the effective tax rate increased to 28.4% in fiscal 2015, as compared to 27.6% in fiscal 2014, which was mainly due to an increase in overseas taxes, a decrease in benefits from SEZ units as a percentage of profit before income taxes, partially offset by an increase in tax reversals, and a decrease in non-deductible expenses.

The reversal of the provision is due to the adjudication of a disputed matter in favor of the Company and the creation of additional tax provisions for prior years is based on tax assessments made during the year by tax authorities.

8. Net profit after tax and exceptional item

On a standalone basis, our net profit increased by 19.3% to ₹12,164 crore for the year ended March 31, 2015 from ₹10,194 crore in the previous year. This represents 25.8% and 23.0% of total revenue for the years ended March 31, 2015 and March 31, 2014 respectively.

On a consolidated basis, our net profit increased by 16.1% to ₹12,372 crore for the year ended March 31, 2015 from ₹10,656 crore in the previous year. This represents 23.2% and 21.3% of total revenue for the years ended March 31, 2015 and March 31, 2014 respectively.

9. Earnings Per Share (EPS) after exceptional item

On a standalone basis, our basic EPS after exceptional item increased by 18.7% during the year to ₹105.91 per share from ₹89.20 per share in the previous year. The outstanding shares used in computing the basic EPS were 1,14,84,72,332 and 1,14,28,05,132 (adjusted for bonus shares allotted in December 2014 and additionally for the year ended March 31, 2015 adjusted for deconsolidation of trust), for the years ended March 31, 2015 and March 31, 2014 respectively.

On a consolidated basis, our basic EPS increased by 16.1% during the year to ₹108.26 per share from ₹93.25 per share in the previous year. The outstanding shares used in computing the basic EPS were 1,14,28,05,132 and 1,14,28,05,132 (adjusted for bonus shares allotted in December 2014) for the years ended March 31, 2015 and March 31, 2014 respectively.

10. Exceptional items

On a standalone basis, the Company has recorded a gain of ₹412 crore from the sale of business to EdgeVerve Systems Limited.

On April 15, 2014, the Board of Directors ('the Board') of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company has undertaken an enterprise valuation by an independent valuer, and accordingly, the business has been transferred for a consideration of approximately ₹421 crore (US $70 million) with effect from July 1, 2014. Net assets amounting to ₹9 crore have also been transferred, and accordingly, a gain of ₹412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully-paid-up shares in EdgeVerve.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology to enable clients to enhance business performance. Effective quarter ended March 31, 2014, we reorganized our business to strengthen our focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable industry segments, and an additional segment, Life Sciences and Healthcare, was identified. Revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of clients. The details of income and operating income by industry and geographical segments are provided in this section.

Industry segments – standalone

in ₹ crore

	FSI [1]	MFG [2]	ECS [3]	RCL [4]	LSH [5]	Total
Segmental revenues						
2015	16,175	10,230	9,756	8,369	2,770	47,300
2014	15,374	9,434	8,862	8,106	2,565	44,341
Growth %	5.2	8.4	10.1	3.2	8.0	6.7
Segmental operating income						
2015	4,905	2,798	2,920	2,620	723	13,966
2014	4,553	2,405	2,717	2,231	621	12,527
Growth %	7.7	16.3	7.5	17.4	16.4	11.5
Segmental operating profit (%)						
2015	30.3	27.4	29.9	31.3	26.1	29.5
2014	29.6	25.5	30.7	27.5	24.2	28.3

[1] Financial Services and Insurance
[2] Manufacturing
[3] Energy & Utilities, Communications and Services
[4] Retail, Consumer Packaged Goods and Logistics
[5] Life Sciences and Healthcare

Geographical segments – standalone

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2015	30,273	10,300	1,307	5,420	47,300
2014	27,963	9,800	1,278	5,300	44,341
Growth %	8.3	5.1	2.3	2.3	6.7
Segmental operating income					
2015	8,842	2,929	378	1,817	13,966
2014	7,762	2,569	408	1,788	12,527
Growth %	13.9	14.0	(7.4)	1.6	11.5
Segmental operating profit (%)					
2015	29.2	28.4	28.9	33.5	29.5
2014	27.8	26.2	31.9	33.7	28.3

Industry segments – consolidated

in ₹ crore

	FSI [1]	MFG [2]	ECS [3]	RCL [4]	LSH [5]	Total
Segmental revenues						
2015	17,721	12,470	10,562	8,966	3,600	53,319
2014	16,810	11,477	9,668	8,764	3,414	50,133
Growth %	5.4	8.7	9.2	2.3	5.4	6.4
Segmental operating income						
2015	5,190	3,095	2,973	2,689	928	14,875
2014	4,854	2,625	2,808	2,352	742	13,381
Growth %	6.9	17.9	5.9	14.3	25.1	11.2
Segmental operating profit (%)						
2015	29.3	24.8	28.1	30.0	25.8	27.9
2014	28.9	22.9	29.0	26.8	21.7	26.7

[1] Financial Services and Insurance
[2] Manufacturing
[3] Energy & Utilities, Communications and Services
[4] Retail, Consumer Packaged Goods and Logistics
[5] Life Sciences and Healthcare

Geographical segments – consolidated

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2015	32,794	12,829	1,284	6,412	53,319
2014	30,413	12,250	1,294	6,176	50,133
Growth %	7.8	4.7	(0.8)	3.8	6.4
Segmental operating income					
2015	9,126	3,449	312	1,988	14,875
2014	7,923	3,087	354	2,017	13,381
Growth %	15.2	11.7	(11.9)	(1.4)	11.2
Segmental operating profit (%)					
2015	27.8	26.9	24.3	31.0	27.9
2014	26.1	25.2	27.4	32.7	26.7

12. Liquidity

Our growth has been financed largely through cash generated from operations. On a standalone basis, the net cash generated from our operations was ₹7,955 crore and ₹9,148 crore for the years ended March 31, 2015 and March 31, 2014 respectively. Net cash generated from investing activities was ₹665 crore for the year ended March 31, 2015, while net cash used was ₹2,307 crore for the year ended March 31, 2014. Net cash used in financing activities was ₹4,961 crore and ₹3,177 crore for the years ended March 31, 2015 and March 31, 2014 respectively.

On a consolidated basis, the net cash generated from our operations was ₹8,353 crore and ₹9,825 crore for the years ended March 31, 2015 and March 31, 2014 respectively. Net cash generated from investing activities was ₹1,088 crore for the year ended March 31, 2015, while net cash used was ₹2,577 crore for the year ended March 31, 2014 Net cash used in financing activities was ₹4,935 crore and ₹3,144 crore for the years ended March 31, 2015 and March 31, 2014 respectively.

13. Related party transactions

These have been discussed in detail in the Notes to the *Standalone financial statements* in this Annual Report.

14. Events occurring after the Balance Sheet date

On April 24, 2015, the Board authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders through postal ballot. The proposed transfer of the business of Finacle and Edge Services to EdgeVerve is at an estimated consideration of up to ₹3,400 crore and up to ₹220 crore, respectively.

On April 24, 2015, the Company entered into a definitive agreement to acquire Kallidus Inc. (doing business as Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients, for a consideration of approximately ₹750 crore, including a deferred component and retention bonus.

The Board, in its meeting held on April 24, 2015, has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

IV Opportunities and threats

1. Our strengths

We believe our strengths give us the competitive advantage to position ourselves as the leading global solutions and services company. These strengths include:

Consulting and domain expertise: Our specific industry, domain, process, and technology expertise allows us to enable clients to transform their businesses through innovative strategies and solutions. We are able to undertake complex business and technology transformation initiatives that help our clients enhance their performance, gain process and IT efficiencies, increase agility and flexibility, reduce costs, and achieve measurable business value.

Breadth of offerings: We have continuously invested in broadening our offerings to span consulting, IT services, software platform-based services and business process management. Our suite of comprehensive end-to-end business solutions includes business and technology consulting, enterprise solutions, systems integration, custom application development, application maintenance and production support, infrastructure management, independent testing and validation, cloud ecosystem integration, product engineering and lifecycle solutions, business process management, software products, and business platforms and solutions.

Intellectual property in platforms and products: We have invested in building core intellectual property that we offer to our clients through our products and software platforms. These innovative proprietary solutions and associated services provide our clients with means to advance their digital agenda, and are typically engagements that are long term in nature. They position Infosys as a business partner to our clients.

Experience and expertise in large-scale outsourcing: Our industry segments focus on developing deep industry expertise. This, combined with our technology expertise and robust delivery model, allows us to work with clients on large-scale outsourcing. We have developed processes and frameworks to work on such projects and minimize financial and business risk to our clients. This is further strengthened through our increased focus on automation, intelligence technologies, and collaboration technologies to bring in productivity improvements. Our Modular Global Sourcing framework assists clients in evaluating and defining, on both a modular and an enterprise-wide basis, the client's business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization. We assist the client in assessing whether a particular process, application or infrastructure is best retained within the organization or is suitable for outsourcing based on various factors, including third-party capabilities, potential cost savings, risks to the organization and importance of the function. Thereafter, we assist in sourcing decisions, the related risk assessments, transitioning, and program management and execution.

Deep client relationships and brand: We have long-standing relationships with large corporations and other organizations that are built on successful prior engagements with them. Our track record in delivering high-quality solutions across the entire software life cycle and our strong domain expertise help us solidify these relationships and gain increased business from our existing clients. This history of client retention allows us to showcase and strengthen our brand.

Quality and process execution: Quality is the bedrock of our delivery expertise. Our sophisticated processes, standards and quality frameworks allow us to continuously optimize the service delivery performance of various engagements on key performance indicators such as business value, productivity, quality and cycle-time.

- Infosys Limited and Infosys BPO are certified on ISO 22301:2012 Societal Security, Business Continuity Management Systems standards. Our efforts enabled the central processing center for income tax to be certified on ISO 15489 – Record Management System Standards, and was the first government organization to get this certification in Asia.

  We continue to demonstrate process excellence by adhering to various international quality standards and certifications, including ISO 9001:2008, ISO 27001, ISO 20000, AS EN 9100, ISO 13485, TL 9000-SV, OHSAS 18001 and ISO 14001. We have also received an independent auditors' assurance report on compliance to ISAE 3402 / SSAE16 and a certification of compliance on PCIDSS V 2.0 for Infosys BPO.
- Infosys McCamish has completed the SOC 1 Type II Statement on SSAE 16. This certification confirms that the delivery of operations and IT services for Infosys McCamish's clients is done under the highest standards for security and controls.

Investment into training and culture of learning: Competence development of our workforce has always been our key strategic focus area. We create deep technical expertise by strengthening our technical architect career stream, and nurturing a pool of over 1,000 architects who can blueprint innovations, across business verticals, for our clients.

Employer of choice : We are fully committed to be among the industry's leading employers. Our diverse workforce includes employees of 115 nationalities. In order to stay relevant to our employees, we are investing in building a strong foundation for employee attraction, career development, engagement and retention.

Scale and cost efficiencies from Global Delivery Model : We have a highly evolved Global Delivery Model, which enables us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Over the last 30 years, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems. We continue to build on scale to deliver the most cost-efficient solution to our clients.

De-risked geographic presence : Globally, we currently have 100 development centers. These include multiple development centers in India and the Asia Pacific, the Americas and Europe. Our financial position allows us to make investments in the infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute project components around the clock and across time zones. This also enables us to reduce project delivery times and risk.

Pioneering / innovator : We have thrived on building a culture of performance and innovation. Delivering truly innovative services and solutions to our clients underpins our objectives. We continue to strengthen our culture of innovation through an open and collaborative environment.

2. Our strategy

Every business has a *renew and new* component. While, businesses need new ways of engaging with their customers, this can be done effectively by exploring new markets and business models, and building exponential efficiencies in existing systems. At Infosys, we are exploring opportunities that build strategic partnerships with our clients, and co-create innovative solutions by embarking on our strategy of *renew and new* within a foundation of learning and education. Our *new* strategy translates to the following focus areas :

Differentiate our solution and service offerings : To embrace the concepts of automation and artificial intelligence to improve productivity, gain higher accuracy and reduce the total cost to clients in infrastructure management, business process outsourcing, and software testing or maintenance. We are building differentiated platforms such as our Edge suite, our Finacle® core banking product and the Infosys Information Platform, and leveraging the strength of open source, emerging mobile and digital technologies and big data analytics.

Pursue strategic alliances and acquisitions : To develop alliances that complement our core competencies, deploying our capital in making selective business acquisitions that complement our expertise, amplify our presence in certain market segments and accelerate the execution of our strategies.

Build deep and impactful client relationships : To engage with clients on their large transformative programs, both in traditional IT areas as well as their new digital business initiatives. We will invest in high-performing consulting and business development teams to ensure our brand is differentiated, global and respected.

Build a culture within the Company that delivers innovation to clients : To create the required environment, structures, ecosystems and economic models that will spur innovation across the Company. Design Thinking methods are already being used to ensure better problem-solving for our clients.

Attract and retain a global, diverse, motivated and high-performing employee base : To meet the evolving needs of our clients by providing a high-quality workforce. A series of measures have been initiated to empower employees through trust and accountability. We have invested substantially in training and career development.

Enhance our operational effectiveness for agility and cost : To assess the effectiveness of our organization structure and identify processes to optimize it for alignment with our strategic objectives and agility.

3. Our competition

We typically compete with other technology services providers in response to requests for proposals. In certain services such as application development and maintenance, business process outsourcing, infrastructure management services and independent validation services, we see increased competition that is resulting in pressures on pricing. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts.

Increasingly, we compete with niche firms in consulting, software and SaaS areas in next-generation technology and innovation-led projects.

By leveraging our strengths, we believe that we have these unique competitive capabilities :

- The ability to keep pace with ever-changing technology and customer requirements
- The ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs
- The ability to articulate and demonstrate long-term value to existing and potential customers
- The ability to attract and retain high-quality management, technology professionals and sales personnel
- The ability to effectively integrate onsite and offshore execution capabilities to deliver high-quality, seamless, scalable, cost-effective services
- A strong and well-recognized brand
- A proven track record of performance excellence and customer satisfaction
- The financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers and
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

V Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. This section lists our outlook, risks and concerns :

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressures, and decreased employee utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.
- Currency fluctuations may affect the results or our operations.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

- Any inability to manage our growth could disrupt our business and reduce our profitability.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our pricing, which could reduce our share of business from clients and decrease our revenues.
- A large part of our revenues is dependent on our top clients and the loss of any one of our major clients could significantly impact our business.
- Our success depends in large part upon our management team and key personnel, and our ability to attract and retain them.
- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in the industries on which we focus.
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by the disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup investment costs incurred in developing our software products.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and man-made disasters.
- Proposed legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.
- Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.
- New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- We may be subject to litigation which, if adversely determined, could harm our business and operating results.
- The intellectual property laws of India are limited and do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Increased regulation in the industries in which our clients operate could harm our business, results of operations and financial condition.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
- Changes in the policies of the Government of India or political instability could impede liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the Reserve Bank of India and/or the Government of India, and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
- Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise preemptive rights for additional shares, and may thereby suffer the dilution of such an investor's equity interest in us.

- ADS holders may be restricted in their ability to exercise voting rights.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares. This may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on the distribution of profits, or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

VI Internal control systems and their adequacy

The CEO and CFO certification provided in the CEO and CFO Certification section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation services enables us to attract and retain some of the best talent in India.

Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remain among the industry's leading employers.

As at March 31, 2015, the Group employed 1,76,187 employees, of which 1,66,046 were software professionals, including trainees. During fiscal 2015, we recorded 15,782 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include recruitment, training and development, and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India, and through the need-based hiring of project leaders and middle managers. We recruit students in India who have consistently shown high levels of achievement. We also recruit students from campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2015, we received 13,80,283 employment applications, interviewed 1,33,453 applicants and extended offers of employment to 69,418 applicants. These statistics do not include our subsidiaries. The Group has recruited 15,782 new hires, net of attrition, during fiscal 2015.

Training and development

The competency development of our employees continues to be a key area of strategic focus for us. We launched new training programs to align with our *renew and new* strategy. In keeping with the changes in the use of technology in education, we enhanced our technology-led training efforts in multiple areas. As part of our Foundation Program, an integrated learning program has been launched that combines teaching, hands-on learning and assessments of in-class training, to give students an enhanced learning experience. In addition, mobile apps-based learning has been introduced for greater participation and self-directed learning.

We made key changes in our continuing education programs to enhance the relevance and effectiveness of learning. For instance, hands-on-based assessments have been introduced, and certifications have been strengthened with application-based tests.

We have also made significant investments in hardware and software assets to boost our infrastructure capabilities. All these changes were incorporated to create a unique learning experience for our employees.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance as well as our Company's performance.

Risk management report

The following section discusses various dimensions of our enterprise risk management. The risk-related information outlined in this section is not exhaustive and is for information purposes only. The discussion may contain statements, which may be forward looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

A. Overview

Our Enterprise Risk Management (ERM) framework encompasses practices relating to the identification, assessment, monitoring and mitigation of strategic, operational, and external environment risks to achieving our key business objectives. ERM at Infosys seeks to minimize the adverse impact of risks to our key business objectives and enables the Company to leverage market opportunities effectively. Our corporate scorecard articulates the key business objectives of the Company through a set of specific goals that have to be achieved in the short-term, and strategic goals aimed at achieving our aspirations in the medium term. Our business objectives include goals relating to dimensions such as finance, clients and markets, operational excellence, reputation, talent and leadership. Several risks can impact the achievement of a business objective. Similarly, a single risk can impact the achievement of several business objectives.

Our risk management practices seek to sustain and enhance the long-term competitive advantage of the Company. Risk management is integral to our business model, described as 'Predictable, Sustainable, Profitable and De risked' (PSPD) model. Our core values and ethics provide the platform for our risk management practices.

B. Key components of the Infosys risk management framework


Key Risk Categories
Strategy
Industry
Counterparty
Resources
Operations
Regulatory environment
Societal
Impact of Risk on Key Business Objectives
Dimensions of Key Business Objectives
Financial
Talent and Leadership
Reputation
Clients and Markets
Operational Excellence
Risk Governance Structure
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Risk Managers
Infoscions
Key Risk Management Processes
Risk Identification and Assessment
Integration with Strategy and Business Plan
Risk Reporting and Disclosures
Risk Evaluation
Risk Mitigation and Monitoring
Risk Entity Levels
Risk Aggregation
Corporate Level
Business Unit Level
Client Account Level
Project Level
Risk Inheritance

1. Risk management : Governance structure

Our risk management framework works at various levels across the enterprise. The key roles and responsibilities regarding risk management in the Company are summarized as follows :

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Approving key business objectives to be achieved by the Company. Ensuring that the Executive Management focuses on managing risks to key business objectives • Review the performance of the Risk Management Committee
Risk Management Committee (RMC)	• Comprises four independent directors – Ravi Venkatesan, *Chairperson* – R. Seshasayee – Kiran Mazumdar-Shaw – Carol M. Browner • Assisting the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks • Monitoring and approving the risk management framework and associated practices of the Company • Reviewing and approving risk-related disclosures
Risk Council (RC)	• Comprises Chief Executive Officer (CEO), Chief Operating Officer (COO) and Chief Financial Officer (CFO) • Responsible for oversight of risk management practices including, identification, impact assessment, monitoring, mitigation, and reporting • Reviewing enterprise risks for the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions, and reviewing progress of mitigation actions • Formulation and deployment of risk management policies and procedures • Providing updates to the Risk Management Committee and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by Chief Risk Officer (CRO) • Comprises the network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to Risk Council and quarterly updates to the Risk Management Committee on risks to key business objectives and their mitigation • Working closely with business units, business enabling functions and mitigation action owners in deploying mitigation measures and monitoring their effectiveness • Working closely with internal audit, business continuity management services, information security, intellectual property and quality audit teams for identification, monitoring and mitigation of operational risks
Unit Risk Managers	• Managing their functions as per the Company's risk management practices • Ensuring compliance to policies and procedures laid out by the Company in their respective business units • Managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents relating to their unit in a timely manner
Infoscions	• Adhering to risk management policies and procedures • Implementing prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Key business objectives

We have a multi-horizon strategy planning process, and we periodically revalidate the strategic themes and the business objectives of the Company. The business objectives span five performance dimensions — finance, clients and markets, operational excellence, reputation, global talent and leadership — and the balance between short and medium-term goals. The corporate performance objectives with the performance metrics and targets to be achieved during the year are articulated in the corporate scorecard. The corporate performance is measured, monitored and managed on an ongoing basis.

The focus of risk management is to assess risks to the achievement of these key business objectives and to deploy mitigation measures. This is done through periodic review meetings of the Risk Management Committee and the Risk Council.

3. Risk categories

The following broad categories of risks to the business objectives have been considered in our risk management framework :

- Strategy : Risks to the successful execution of the Company's articulated strategies. These originate from the choices we make on markets, business mix, resources and delivery models that can potentially impact our competitive advantage in the medium and long-term. Risks related to scalability and sustainability of our business might also have an impact on our business.
- Industry : Risks relating to the inherent characteristics of our industry such as competitive structure, emergence of new business models, technological landscape, extent of linkage to economic environment and regulatory structure.
- Counterparty : Risks arising from our association with entities for conducting business. The counterparties include clients, vendors, alliance partners and their respective industries. Counterparty risks include those relating to litigation and loss of reputation

- Resources : Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as financial capital, talent and infrastructure.
- Operations : Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, intellectual property, physical security, and business activity disruptions. Operational risks are assessed primarily on three dimensions — business process effectiveness, compliance to policies and procedures, and strength of underlying controls.
- Regulatory environment : Risks due to adverse developments in the regulatory environment that could potentially impact our business objectives and lead to loss of reputation.
- Societal : Risks and opportunities relating to our focus on the environment and society at large. Environmental focus includes conservation of essential resources such as water and energy, disposal of waste, minimizing emissions, etc. Social focus includes projects to impact the communities in the regions where we operate.

4. Key risk management practices

The key risk management practices include those relating to identifying key risks to our business objectives, impact assessment, risk analysis, risk evaluation, risk reporting and disclosures, risk mitigation and monitoring, and integration with strategy and business planning.

Risk identification and impact assessment : Mechanisms for identification and prioritization of risks include risk survey, industry benchmarking, incident analysis, business risk environment scanning, and focused discussions with the Risk Council and the Risk Management Committee. Risk register and internal audit findings also provide inputs for risk identification and assessment. Risk survey of executives across units, functions and subsidiaries is conducted on an annual basis to seek inputs on key risks. Further, periodic assessment of business risk environment is carried out to identify significant risks to the achievement of business objectives and prioritizing the risks for action. Scenario-based risk assessments are also carried out. Operational risks are assessed primarily on three dimensions, namely, strength of underlying controls, compliance to policies and procedures and business process effectiveness.

Risk evaluation : Risk evaluation is carried out to decide the significance of risks to the Company. Estimated risks are compared against the established risk criteria. The risk criteria include key focus areas — strategy, growth, cost, talent, reputation, leadership and regulatory compliance.

Risk reporting and disclosures : Risks to the achievement of key business objectives, trend line of risk level, impact and mitigation actions are reported and discussed with the Risk Council and Risk Management Committee on a periodic basis. Key external and internal incidents with potential impact are reported and reviewed at appropriate forums, such as the Information Security Council. Risks relating to client project execution and client account level risks are reported and discussed at appropriate levels within the Company. Periodic updates are provided to the Board highlighting key risks, their impact and mitigation actions. Key risk factors are disclosed in regulatory filings.

Risk mitigation and monitoring : For identified top risks, dashboards are created that track external and internal indicators relevant for risks to indicate the risk level and its likelihood of occurrence. The trend-line assessment of top risks, analysis of exposure and potential impact are carried out periodically. Mitigation plans are finalized, owners are identified and progress of mitigation actions are monitored and reviewed. Further, for those business objectives, whose achievement is at risk, periodic reviews are conducted to deploy actions.

Integration with strategy and business planning : Identified risks to the business objectives in the near-term, medium-term and long-term are used as one of the key inputs for the development of strategy and annual business plan. Key strategic initiatives are identified to mitigate specific risks.

C. Risk management highlights for the year

During the last fiscal, our risk management practices continued to focus on mitigating talent management related risks relating to supply chain (onsite and offshore), attraction, retention, engagement and competency development. Impact of risks relating to reputation, our competitive position and differentiation in market segments, and volatile currency movements also required continuous focus during the year. Periodic reviews of our business momentum relative to competition and competitive position in key markets were conducted and actions were deployed in this regard. During the year, we had changes in our executive leadership structure and rearticulated our strategic imperatives. We undertook specific initiatives in change management and organization-wide communication. We also identified metrics to measure the successful execution of our strategies.

We carried out the following risk management activities to identify, monitor and mitigate impact of risks :

- Periodic assessment of risks, their potential impact on key business objectives relating to growth, profitability, talent engagement, market position, reputation and operational excellence were conducted. Further, progress of mitigation actions and their effectiveness were reviewed and discussed with the Risk Management Committee.
- Risk assessment of our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines were conducted and actions were reviewed.
- Regularly assessed business risk environment including trend line of key external indicators and internal business indicators along with assessments by market segments, top clients growth, currency risk and credit risk.
- Assessed top risks through trend line of risk levels through dashboard indicators, exposure, potential impact and assessment of progress of mitigation actions.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and key incidents. Reviewed operational risk areas including client service delivery, information security (cyber-attacks and threat intelligence), physical security and business continuity management.
- Monitored impact to our reputation due to negative media reports.
- Monitored key developments in the regulatory environment relating to visas, particularly the impact of visa settlements on the reputation of the Company, immigration laws and impact assessments.
- Periodically reviewed the global talent supply chain management related aspects including attraction, retention and engagement.
- Monitored availability of natural resources such as water and power and its impact on our operations.
- Studied direct and indirect economic impacts in the regions we operate.

CEO and CFO certification

The Board of Directors
Infosys Limited
Bengaluru

Dear members of the Board,

We, Dr. Vishal Sikka, Chief Executive Officer and Managing Director, and Rajiv Bansal, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement of the Company and all the notes on accounts and the Board's report.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in India.
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions) :
   a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. Any significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.
   d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Chennai
April 24, 2015

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Financial Statements

We have audited the accompanying standalone financial statements of Infosys Limited ('the Company'), which comprise the balance sheet as at 31 March 2015, the statement of profit and loss and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 ('the Act') with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit. We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2015 and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2015 ('the Order') issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the Annexure a statement on the matters specified in the paragraph 3 and 4 of the Order, to the extent applicable.
2. As required by Section 143 (3) of the Act, we report that :
   a. we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b. in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
   c. the balance sheet, the statement of profit and loss and the cash flow statement dealt with by this Report are in agreement with the books of account;
   d. in our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014;
   e. on the basis of the written representations received from the directors as on 31 March 2015 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2015 from being appointed as a director in terms of Section 164 (2) of the Act; and

f. with respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:
   i. the Company has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Note 2.20 and 2.37 to the financial statements;
   ii. the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.7 to the financial statements;
   iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022



Akhil Bansal
Partner
Membership number 090906

Chennai
24 April, 2015

Annexure to the Auditors' Report

The Annexure referred to in our Independent Auditors' Report to the members of the Company on the standalone financial statements for the year ended 31 March 2015, we report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(ii) The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable.

(iii) (a) The Company has granted loans to three bodies corporate covered in the register maintained under section 189 of the Companies Act, 2013 ('the Act').

(b) In the case of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The terms of arrangements do not stipulate any repayment schedule and the loans are repayable on demand. Accordingly, paragraph 3(iii)(b) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(c) There are no overdue amounts of more than rupees one lakh in respect of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) The Company has not accepted any deposits from the public.

(vi) The Central Government has not prescribed the maintenance of cost records under section 148(1) of the Act, for any of the services rendered by the Company.

(vii) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including provident fund, income tax, sales tax, wealth tax, service tax, duty of customs, value added tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees' state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, wealth tax, service tax, duty of customs, value added tax, cess and other material statutory dues were in arrears as at 31 March 2015 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of wealth tax, duty of customs and cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, service tax and value added tax have not been deposited by the Company on account of disputes :

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	(1) 5,75,63,973	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax	(1) 2,57,84,864	January 2005 to March 2009	CESTAT, Bangalore
Service tax	Service tax and penalty	(1) 23,15,21,178	February 2007 to March 2009	CESTAT, Bangalore
Service tax	Service tax	(1) 4,19,72,658	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax	(1) 6,46,54,051	April 2010 to March 2011	CESTAT, Bangalore
APVAT Act, 2005	Sales tax	(1)(2) 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	(1)(2) 9,35,455	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	4,52,50,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty and penalty	(1) 38,61,48,018	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 2,67,46,497	January 2010 to December 2010	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 4,51,32,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 3,23,44,749	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(1) 4,20,03,700	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	(1)(2) 48,14,61,456	April 2005 to March 2009	High Court of Karnataka
MVAT Act, 2005	Sales tax, interest and penalty	6,99,250	January 2008 to March 2008	Joint Commissioner (Commercial Taxes)
MVAT Act, 2005	Sales tax and interest	22,76,534	April 2008 to March 2009	Joint Commissioner (Commercial Taxes)
MVAT Act, 2005	Sales tax and interest	(1) 31,32,547	April 2009 to March 2010	Joint Commissioner (Commercial Taxes)
Central Excise Act, 1944	Excise duty and penalty	(1) 4,81,39,052	December 2012 to September 2013	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	(3) 5,64,00,395	October 2013 to September 2014	

(1) *A stay order has been received against the amount disputed and not deposited.*

(2) *Net of amounts paid under protest.*

(3) *The Company is in the process of filing an appeal before the CESTAT, Bangalore*

(c) According to the information and explanations given to us the amounts which were required to be transferred to the investor education and protection fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules there under has been transferred to such fund within time.

(viii) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(ix) The Company did not have any outstanding dues to financial institutions, banks or debenture holders during the year.

(x) In our opinion and according to the information and the explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xi) The Company did not have any term loans outstanding during the year.

(xii) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number : 101248W/W-100022



Akhil Bansal
Partner
Membership number 090906

Chennai
24 April, 2015

Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2015	As at March 31, 2014
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	574	286
Reserves and surplus	2.2	47,494	41,806
		48,068	42,092
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	30	364
		30	364
CURRENT LIABILITIES			
Trade payables	2.5	124	68
Other current liabilities	2.6	5,546	4,071
Short-term provisions	2.7	8,045	6,117
		13,715	10,256
		61,813	52,712
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.8	7,347	5,719
Intangible assets	2.8	–	13
Capital work-in-progress		769	954
		8,116	6,686
Non-current investments	2.10	6,108	3,968
Deferred tax assets (net)	2.3	433	542
Long-term loans and advances	2.11	4,378	2,227
Other non-current assets	2.12	26	52
		19,061	13,475
CURRENT ASSETS			
Current investments	2.10	749	2,749
Trade receivables	2.13	8,627	7,336
Cash and cash equivalents	2.14	27,722	24,100
Short-term loans and advances	2.15	5,654	5,052
		42,752	39,237
		61,813	52,712
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Statement of Profit and Loss

in ₹ crore, except share and per equity share data

Particulars	Note	Year ended March 31,	
		2015	2014
Income from software services and products	2.16	47,300	44,341
Other income	2.17	3,337	2,576
Total revenue		50,637	46,917
Expenses			
Employee benefit expenses	2.18	25,115	24,350
Deferred consideration pertaining to acquisition	2.10.1	219	228
Cost of technical sub-contractors	2.18	2,909	2,596
Travel expenses	2.18	1,360	1,287
Cost of software packages and others	2.18	979	920
Communication expenses	2.18	384	329
Professional charges		396	474
Depreciation and amortization expense	2.8	913	1,101
Other expenses	2.18	1,976	1,630
Total expenses		34,251	32,915
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		16,386	14,002
Profit on transfer of business	2.10.2	412	–
PROFIT BEFORE TAX		16,798	14,002
Tax expense			
Current tax	2.19	4,537	4,063
Deferred tax	2.19	97	(255)
PROFIT FOR THE PERIOD		12,164	10,194
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Before exceptional item			
Basic		102.33	89.20
Diluted		102.33	89.20
After exceptional item			
Basic		105.91	89.20
Diluted		105.91	89.20
Number of shares used in computing earnings per share	2.33		
Basic		1,14,84,72,332	1,14,28,05,132
Diluted		1,14,84,87,674	1,14,28,05,132
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Cash Flow Statement

in ₹ crore

Particulars	Note	Year ended March 31, 2015	Year ended March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		16,798	14,002
Adjustments to reconcile profit before tax to cash generated by operating activities			
Depreciation and amortization expense		913	1,101
Provision for bad and doubtful debts		142	124
Deferred purchase price		219	228
Interest and dividend income		(2,738)	(2,272)
Profit on transfer of business *(Refer to Note 2.10.2)*		(412)	–
Stock compensation expense		2	–
Other adjustments		52	35
Effect of exchange differences on translation of assets and liabilities		52	(8)
Changes in assets and liabilities			
Trade receivables		(1,433)	(1,095)
Loans and advances and other assets		(326)	(844)
Liabilities and provisions		1,175	1,506
		14,444	12,777
Income taxes paid *(Refer to Note 2.20)*		(6,489)	(3,629)
NET CASH GENERATED BY OPERATING ACTIVITIES		7,955	9,148
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure		(1,988)	(2,490)
Proceeds on sale of fixed assets		2	2
Investment in subsidiaries		(1,748)	(2)
Investment in liquid mutual fund units		(23,184)	(21,262)
Disposal of liquid mutual fund units		24,296	20,986
Investment in fixed maturity plans		–	(100)
Redemption of fixed maturity plans		110	–
Investment in certificates of deposit		–	(1,233)
Redemption of certificates of deposit		783	450
Redemption in tax-free bonds		–	(927)
Interest and dividend received		2,394	2,269
NET CASH USED IN INVESTING ACTIVITIES		665	(2,307)
CASH FLOWS FROM FINANCING ACTIVITIES			
Loan given to subsidiary		(73)	(33)
Loan repaid by subsidiary		47	–
Dividends paid (including corporate dividend tax)		(4,935)	(3,144)
NET CASH USED IN FINANCING ACTIVITIES		(4,961)	(3,177)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(37)	34
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		3,622	3,698
Add : Bank balances taken over from Infosys Consulting India Limited *(Refer to Note 2.27)*		–	1
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		24,100	20,401
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		27,722	24,100
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying note form an integral part of the standalone financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, our banking solution; and offerings in the areas of analytics, cloud, and digital transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on BSE Limited and the National Stock Exchange in India. The Company's American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act') read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings are classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued

at the time when related revenues are recorded and included in Statement of Profit and Loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1) *For these classes of assets, based on internal assessment and independent technical evaluation carried out by external valuers, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.*

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end *(Refer to Note 2.8)*.

1.10 Impairment

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India, as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with Life Insurance Corporation of India.

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India (share-based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments : Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the company law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Statement of Profit and Loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Statement of Profit and Loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Statement of Profit and Loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right, and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Statement of Profit and Loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on Management's intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Statement of Profit and Loss over the lease term.

2 Notes to accounts for the year ended March 31, 2015

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2015	2014
Authorized		
Equity shares, ₹5/- par value		
1,20,00,00,000 (60,00,00,000) equity shares	600	300
Issued, Subscribed and paid-up		
Equity shares, ₹5/- par value [(1)]	574	286
1,14,84,72,332 (57,14,02,566) equity shares fully paid-up [(2)]		
	574	286

Forfeited shares amounted to ₹ 1,500/- (₹ 1,500/-)

[(1)] Refer to Note 2.33 for details of basic and diluted shares

[(2)] Net of treasury shares of 28,33,600 for the year ended March 31, 2014.

Effective January 1, 2015, Infosys Limited Employees' Welfare trust (trust) has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2015

The Company has allotted 57,42,36,166 fully paid-up equity shares of face value ₹5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholders was ₹63/- (not adjusted for bonus issue). The dividend for the year ended March 31, 2014 includes ₹43/- per share (not adjusted for bonus issue) of final dividend. The total dividend appropriation for the year ended March 31, 2014 amounted to ₹4,233 crore, including corporate dividend tax of ₹615 crore.

The Board of Directors, in its meeting of October 10, 2014, declared an interim dividend of ₹30/- per equity share (not adjusted for bonus issue). Further the Board of Directors, in its meeting of April 24, 2015, have proposed a final dividend of ₹29.50/- per equity share (equivalent to ₹14.75/- per share after 1:1 bonus issue, if approved by shareholders) for the financial year ended March 31, 2015. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015. The total dividend appropriation for the year ended March 31, 2015 would amount to approximately ₹6,145 crore including corporate dividend tax of ₹1,034 crore.

The Board has decided to revise and increase dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board, in its meeting held on April 24, 2015, has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholders holding more than 5% shares as at March 31, 2015 and March 31, 2014 are as follows :

Name of the shareholder	As at March 31, 2015		As at March 31, 2014	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	18,60,73,981	16.20	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2015 and March 31, 2014 are as follows :

Particulars	As at March 31, 2015		As at March 31, 2014	
	No. of shares	Amount	No. of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,42,36,166	287
Add : Bonus shares issued (including bonus on treasury shares)	57,42,36,166	287	–	–
Add : Treasury shares on account of deconsolidation of trust	28,33,600	1	–	–
Less : Treasury shares	–	–	28,33,600	1
Number of shares at the end of the period	1,14,84,72,332	574	57,14,02,566	286

Stock option plan

2011 RSU Plan ('the 2011 Plan') : The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the 2011 Plan is 56,67,200 (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the management development and compensation committee, now known as nomination and remuneration committee, ('the committee') and through the Infosys Limited Employees' Welfare Trust ('the trust'). The committee comprises independent members of the Board of Directors.

During the year ended March 31, 2015, the Company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below :

Particulars	Year ended March 31, 2015	
	Shares arising out of options	Weighted average exercise price
2011 Plan		
Outstanding at the beginning	–	–
Granted [(1)]	54,134	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	54,134	5
Exercisable at the end	–	–

[(1)] *Adjusted for bonus issue*

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015 under the 2011 Plan was 2.39 years.

The differential on stock compensation expense if the 'fair value' of the RSUs on the date of the grant were considered instead of the 'intrinsic value' during the year ended March 31, 2015 is less than ₹1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions :

Particulars	Year ended March 31, 2015
Weighted average share price (₹)	3,549
Exercise price (₹)	5
Expected volatility (%)	30-37
Expected life of the option (years)	1-4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8-9

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behavior of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The weighted average fair value of RSUs on grant date was ₹3,355/-

During the year ended March 31, 2015, the Company recorded an employee compensation expense of ₹2 crore in the Statement of Profit and Loss.

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Capital reserve – Opening balance	54	54
Add : Transferred from surplus	–	–
	54	54
Securities premium reserve – Opening balance	3,069	3,065
Add : Reserves on consolidation of trust	–	4
Less : Deconsolidation of trust *(Refer to Note 2.1)*	4	–
Less : Amount utilized for issuance of bonus shares *(Refer to Note 2.1)*	287	–
	2,778	3,069
Stock options outstanding – Opening balance *(Refer to Note 2.1)*	–	–
Additions during the period	2	–
	2	–
General reserve – Opening balance	8,291	7,270
Add : Transferred from surplus	1,217	1,021
	9,508	8,291
Surplus – Opening balance	30,392	25,383
Add : Net profit after tax transferred from the Statement of Profit and Loss	12,164	10,194
Reserves on consolidation of trust	–	50
Dividend eliminated on consolidation of trust	–	13
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited *(Refer to Note 2.27)*	–	6
Less : Deconsolidation of trust, net *(Refer to Note 2.1)*	42	–
Amount available for appropriation	42,514	35,646
Appropriations		
Interim dividend	1,723	1,149
Final dividend	3,388	2,469
Total dividend	5,111	3,618
Dividend tax	1,034	615
Amount transferred to general reserve	1,217	1,021
Surplus – closing balance	35,152	30,392
	47,494	41,806

2.3 Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Deferred tax assets		
Fixed assets	210	356
Trade receivables	100	44
Unavailed leave	280	249
Computer software	51	50
Accrued compensation to employees	29	31
Post-sales client support	72	98
Others	7	17
	749	845
Deferred tax liabilities		
Branch profit tax	316	303
	316	303
Deferred tax assets after set off	433	542
Deferred tax liabilities after set off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2015 and March 31, 2014, the Company has provided for branch profit tax of ₹316 crore and ₹303 crore respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹13 crore movement on account of exchange rate during the year ended March 31, 2015.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Others		
Gratuity obligation – unamortized amount relating to plan amendment *(Refer to Note 2.30)*	3	7
Payable for acquisition of business *(Refer to Note 2.10.1)*	–	330
Rental deposits received from subsidiary *(Refer to Note 2.26)*	27	27
	30	364

2.5 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Trade payables	124	68
	124	68
Includes dues to subsidiaries *(Refer to Note 2.26)*	102	30

2.6 Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Accrued salaries and benefits		
Salaries and benefits	1,144	503
Bonus and incentives	575	669
Other liabilities		
Provision for expenses [(1)]	1,582	1,296
Retention monies	50	72
Withholding and other taxes payable	733	834
Gratuity obligation – unamortized amount relating to plan amendment, current *(Refer to Note 2.30)*	4	4
Other payables [(2)]	79	63
Advances received from clients	20	21
Unearned revenue	831	606
Unpaid dividends	3	3
Payable for acquisition of business *(Refer to Note 2.10.1)*	525	–
	5,546	4,071
[(1)] *Includes dues to subsidiaries (Refer to Note 2.26)*	36	8
[(2)] *Includes dues to subsidiaries (Refer to Note 2.26)*	33	3

2.7 Short-term provisions

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Provision for employee benefits		
Unavailed leave	907	798
Others		
Proposed dividend	3,388	2,469
Provision for		
Tax on dividend	690	420
Income taxes (net of advance tax and TDS)	2,678	2,105
Post-sales client support and warranties and other provisions	382	325
Provision towards visa-related matters *(Refer to Note 2.37)*	–	–
	8,045	6,117

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Balance at the beginning	325	199
Provision recognized / (reversed)	134	124
Provision utilized	(78)	–
Exchange difference during the period	1	2
Balance at the end	382	325

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

Provision towards visa-related matters amounting to ₹219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.8 Fixed assets

The changes in the carrying value of fixed assets for the year ended March 31, 2015 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land-Freehold	Land-Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total	
Original cost												
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions / Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions / Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Depreciation and amortization												
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions / Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
Net book value												
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

(1) *Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.*
(2) *Includes certain assets provided on cancellable operating lease to subsidiaries.*
(3) *During the year ended March 31, 2015, computer equipment having net book value of ₹8 crore was transferred to EdgeVerve Systems Limited (Refer to Note 2.10.2)*

The changes in the carrying value of fixed assets for the year ended March 31, 2014 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land-Freehold	Land-Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total	
Original cost												
As at April 1, 2013	492	348	4,053	779	276	1,525	518	10	8,001	59	59	8,060
Additions / Adjustments during the year	290	1	825	312	117	672	161	3	2,381	–	–	2,381
Deductions / Retirement during the year	(1)	–	–	(1)	–	(19)	–	–	(21)	–	–	(21)
As at March 31, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Depreciation and amortization												
As at April 1, 2013	–	–	1,467	547	159	1,053	345	5	3,576	31	31	3,607
For the period	–	–	287	125	56	520	96	2	1,086	15	15	1,101
Deductions / Adjustments during the year	–	–	–	(1)	–	(19)	–	–	(20)	–	–	(20)
As at March 31, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
Net book value												
As at March 31, 2014	781	349	3,124	419	178	624	238	6	5,719	13	13	5,732

(1) *Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.*
(2) *Includes certain assets provided on cancellable operating lease to subsidiaries*
(3) *The opening Balance as of April 1, 2013 includes computer equipment having gross book value of ₹1 crore (net book value Nil) transferred from Infosys Consulting India Limited (Refer to Note 2.27)*

During the quarter ended June 30, 2014, the Management based on internal and external technical evaluation, reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates.

The earlier and current useful lives are as follows :

in years

Category of assets	Earlier useful life	Current useful life
Buildings	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Company continued with the previously assessed useful lives, the charge for depreciation for the year ended March 31, 2015 would have been higher by ₹404 crore for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets :

in ₹ crore

Particulars	Fiscal 2016	After fiscal 2016
Increase / (decrease) in depreciation expense	(145)	549

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2015 and *March 31, 2014* are as follows :

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	98	35	63
	49	*32*	*17*
Plant and equipment	12	3	9
	1	*–*	*1*
Furniture and fixtures	11	2	9
	–	*–*	*–*
Office equipment	6	1	5
	–	*–*	*–*

The aggregate depreciation charged on the above assets during the year ended March 31, 2015 amounted to ₹9 crore (₹3 crore for the year ended March 31, 2014).

The rental income from subsidiaries for the year ended March 31, 2015 amounted to ₹40 crore (₹17 crore for the year ended March 31, 2014).

2.9 Leases

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Lease rentals recognized during the period	158	177

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Lease obligations payable		
Within one year of the Balance Sheet date	101	125
Due in a period between one year and five years	284	314
Due after five years	158	218

The operating lease arrangements are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2015	2014
Non-current investments		
Long-term investments – at cost		
Trade (unquoted)		
Investments in equity instruments of subsidiaries		
Infosys BPO Limited 3,38,22,319 (3,38,22,319) equity shares of ₹10/- each, fully paid up	659	659
Infosys Technologies (China) Co. Limited	169	107
Infosys Technologies (Australia) Pty. Limited 1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid up	66	66
Infosys Technologies S. de R.L. de C.V., Mexico 17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB 1,000 (1,000) equity shares of SEK 100 par value, fully paid up	–	–
Infosys Technologia do Brasil Ltda 5,91,24,348 (3,99,99,999) shares of BRL 1.00 par value, fully paid up	149	109
Infosys Technologies (Shanghai) Company Limited	388	234
Infosys Consulting India Limited Nil (Nil) equity shares of ₹10/- each, fully paid up	–	–
Infosys Public Services, Inc. 3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid up	99	99
Lodestone Holding AG *(Refer to Note 2.10.1)* 23,350 (23,350) – Class A shares of CHF 1,000 each and 29,400 (29,400) – Class B Shares of CHF 100 each, fully paid up	1,323	1,323
Infosys Americas Inc. 10,000 (10,000) shares of USD 10 per share, fully paid up	1	1

Particulars	As at March 31,	
	2015	2014
EdgeVerve Systems Limited *(Refer to Note 2.10.2)*		
46,18,39,994 (9,99,994) equity shares of ₹10/- each, fully paid up	462	1
Panaya Inc. *(Refer to Note 2.10.3)*		
2 (Nil) shares of USD 0.01 per share, fully paid up	1,398	–
Infosys Nova Holdings LLC *(Refer to Note 2.10.4)*	94	–
	4,873	2,664
Others (unquoted) *(Refer to Note 2.10.5)*		
Investments in equity instruments	7	6
Less: Provision for investments	6	2
	1	4
Others (quoted)		
Investments in tax-free bonds *(Refer to Note 2.10.6)*	1,234	1,300
Investments in government bonds *(Refer to Note 2.10.6)*	–	–
	1,234	1,300
Total non-current investments	6,108	3,968
Current portion of long-term investments		
Quoted		
Fixed Maturity Plans *(Refer to Note 2.10.7)*	–	100
	–	100
Current investments – at the lower of cost and fair value		
Other current investments		
Unquoted		
Liquid mutual fund units *(Refer to Note 2.10.8)*	749	1,866
Certificates of deposit *(Refer to Note 2.10.9)*	–	783
	749	2,649
Total current investments	749	2,749
Total investments	6,857	6,717
Aggregate amount of quoted investments excluding interest accrued but not due of ₹46 crore as at March 31, 2015 (₹48 crore as at March 31, 2014) included under Note 2.15 Short-term Loans and advances	1,234	1,400
Market value of quoted investments	1,269	1,344
Aggregate amount of unquoted investments	5,629	5,319
Aggregate amount of provision made for non-current unquoted investments	6	2

Profit on sale of investment is ₹10 crore for year ended March 31, 2015 (Nil for the year ended March 31, 2014).

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of ₹219 crore and ₹228 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the years ended March 31, 2015 and March 31, 2014 respectively.

2.10.2 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly-owned subsidiary, EdgeVerve Systems Limited ('EdgeVerve'), was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors ('the Board') of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹421 crore (US $70 million) with effect from July 1, 2014. Net assets amounting to ₹9 crore have also been transferred and accordingly a gain of ₹412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid-up shares in EdgeVerve.

2.10.3 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. ('Panaya'), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately ₹1,398 crore.

2.10.4 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of ₹94 crore. The Company invested ₹94 crore to form a new company along with DreamWorks Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Proposed investment

On April 24, 2015, the Company entered into a definitive agreement to acquire Kallidus Inc. (doing business as Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of approximately ₹750 crore including a deferred component and retention bonus.

2.10.5 Details of investments

The details of other non-current investments in equity instruments as at March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2015	2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA 21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited 2,420 (2,420) equity shares at ₹8,052/- each, fully paid, par value ₹10/- each	2	2
Global Innovation and Technology Alliance 10,000 (5,000) equity shares at ₹1,000/- each, fully paid, par value ₹1,000/- each	1	–
	7	6
Less: Provision for investment	6	2
	1	4

2.10.6 Details of investments in tax-free bonds

The balances held in tax-free bonds as at March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	Face value ₹	As at March 31, 2015		As at March 31, 2014	
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	–	–	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	–	–	1,50,000	15
		58,06,450	1,234	64,56,450	1,300

The balances held in government bonds as at March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	Face value ₹	As at March 31, 2015		As at March 31, 2014	
		Units	Amount	Units	Amount
FIXED RATE TREASURY NOTES 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	10,000	–	–	–
		10,000	–	–	–

2.10.7 Details of investments in fixed maturity plans

The balances held in fixed maturity plans as at March 31, 2014 are as follows:

in ₹ crore

Particulars	As at March 31, 2014	
	Units	Amount
UTI – Fixed Term Income Fund Series – XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans – Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M – Dir – Growth	2,50,00,000	25
DSP BlackRock FMP Series 151 12M – Dir – Growth	2,50,00,000	25
	10,00,00,000	100

2.10.8 Details of investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 are as follows :

in ₹ crore

Particulars	Units	Amount
IDFC Cash Fund – Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund – Treasury Plan – Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund – Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan – Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

The balances held in liquid mutual fund units as at March 31, 2014 were as follows :

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan – Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend – Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan – Daily Dividend	24,61,026	274
HDFC Liquid Fund – Direct Plan – Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund – Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund – Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L&T Liquid Fund Direct Plan – Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan – Institutional – Direct Plan – Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

2.10.9 Details of investments in certificate of deposits

The balances held in certificates of deposit as at March 31, 2014 were as follows :

in ₹ crore

Particulars	Face value ₹	Units	Amount
Oriental Bank of Commerce	1,00,000/-	48,500	454
IDBI Bank Limited	1,00,000/-	10,000	93
Corporation Bank	1,00,000/-	8,000	75
Union Bank of India	1,00,000/-	5,000	46
Indian Overseas Bank	1,00,000/-	5,000	46
HDFC Bank	1,00,000/-	5,000	46
Vijaya Bank	1,00,000/-	2,500	23
		84,000	783

2.11 Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Unsecured, considered good		
Capital advances	316	687
Security deposits	65	59
Rental deposits [1]	45	48
Other loans and advances		
Advance income taxes (net of provisions)	3,941	1,417
Prepaid expenses	7	10
Loans and advances to employees		
Housing and other loans	4	6
	4,378	2,227
Unsecured, considered doubtful		
Loans and advances to employees	10	6
	4,388	2,233
Less: Provision for doubtful loans and advances to employees	10	6
	4,378	2,227
[1] *Includes deposits with subsidiaries (Refer to Note 2.26)*	21	21

2.12 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Others		
Restricted deposits *(Refer to Note 2.34)*	–	43
Advance to gratuity trust *(Refer to Note 2.30)*	26	9
	26	52

2.13 Trade receivables [1]

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	162	135
Less: Provision for doubtful debts	162	135
	–	–
Other debts		
Unsecured		
Considered good [2]	8,627	7,336
Considered doubtful	160	61
	8,787	7,397
Less: Provision for doubtful debts	160	61
	8,627	7,336
	8,627	7,336
[1] *Includes dues from companies where directors are interested*	6	117
[2] *Includes dues from subsidiaries (Refer to Note 2.26)*	309	129

2.14 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	23,722	20,600
Others		
Deposits with financial institution	4,000	3,500
	27,722	24,100

Particulars	As at March 31,	
	2015	2014
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	182
Balances with banks held as margin money deposits against guarantees	185	200

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of ₹188 crore and ₹203 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
In current accounts		
ANZ Bank, Taiwan	4	1
Bank of America, U.S.	498	632
Citibank NA, Australia	10	75
Citibank NA, India	6	2
Citibank, Dubai	1	–
Citibank NA, EEFC (U.S. Dollar account)	2	–
Citibank NA, Japan	20	11
Citibank NA, New Zealand	3	2
Citibank NA, South Africa	2	1
Citibank NA, Thailand	–	1
Deutsche Bank, Philippines	2	–
Deutsche Bank, India	4	7
Deutsche Bank-EEFC (Euro account)	2	8
Deutsche Bank-EEFC (U.K. Pound Sterling account)	5	11
Deutsche Bank-EEFC (AUD account)	–	8
Deutsche Bank-EEFC (U.S. Dollar account)	7	63
Deutsche Bank-EEFC (CHF account)	4	1
Deutsche Bank, Belgium	13	12
Deutsche Bank, France	2	5
Deutsche Bank, Germany	8	33
Deutsche Bank, Netherlands	1	16
Deutsche Bank, Russia	–	1
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	5	10
Deutsche Bank, Spain	1	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, U.K.	24	73
HSBC, Hong Kong	44	2
ICICI Bank, India	18	31
ICICI Bank-EEFC (U.S. Dollar account)	9	8
Nordbanken, Sweden	1	13
Punjab National Bank, India	7	3
Royal Bank of Canada, Canada	11	22
State Bank of India	1	9
	715	1,082
In deposit accounts		
Allahabad Bank	200	931
Andhra Bank	97	753
Axis Bank	1,415	1,000
Bank of Baroda	2,314	2,125
Bank of India	2,691	2,461
Canara Bank	2,841	2,046
Central Bank of India	1,303	1,500
Corporation Bank	1,197	1,054
Development Bank of Singapore	35	–
HDFC Bank	2,017	–
ICICI Bank	3,059	2,976
IDBI Bank	706	1,650
IndusInd Bank	75	25
ING Vysya Bank	100	200
Indian Overseas Bank	573	700
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	–	25
Oriental Bank of Commerce	1,500	86
Punjab National Bank	512	–
Syndicate Bank	327	783
Vijaya Bank	386	775
Union Bank of India	971	–
Yes Bank	500	200
	22,819	19,315
In unpaid dividend accounts		
HDFC Bank – Unpaid dividend account	1	1
ICICI bank – Unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees		
Canara Bank	128	142
State Bank of India	57	58
	185	200
Deposits with financial institution		
HDFC Limited	4,000	3,500
	4,000	3,500
Total cash and cash equivalents as per Balance Sheet	27,722	24,100

2.15 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Unsecured, considered good		
Loans to subsidiaries *(Refer to Note 2.26)*	24	36
Others		
Advances		
Prepaid expenses	71	98
For supply of goods and rendering of services	60	72
Withholding and other taxes receivable	1,253	987
Others [(1)]	49	20
	1,457	1,213
Restricted deposits *(Refer to Note 2.34)*	1,039	934
Unbilled revenues [(2)]	2,423	2,392
Interest accrued but not due	433	92
Loans and advances to employees		
Housing and other loans	53	64
Salary advances	148	127
Security deposits	1	8
Mark-to-market forward and options contracts	94	217
Rental deposits	6	5
	5,654	5,052
[(1)] *Includes dues from subsidiaries (Refer to Note 2.26)*	43	13
[(2)] *Includes dues from subsidiaries (Refer to Note 2.26)*	6	–

2.16 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Income from software services	45,658	42,531
Income from software products	1,642	1,810
	47,300	44,341

2.17 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Interest received on deposits with banks and others	2,592	2,135
Dividend received on investment in mutual fund units	146	137
Gain on sale of investments	10	–
Miscellaneous income, net	64	26
Gains / (losses) on foreign currency, net	525	278
	3,337	2,576

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	24,509	23,852
Contribution to provident and other funds	519	432
Employee compensation expense *(Refer to Note 2.1)*	2	–
Staff welfare	85	66
	25,115	24,350
Cost of technical sub-contractors		
Technical sub-contractors – subsidiaries	1,385	1,451
Technical sub-contractors – others	1,524	1,145
	2,909	2,596
Travel expenses		
Overseas travel expenses	1,235	1,186
Travelling and conveyance	125	101
	1,360	1,287
Cost of software packages and others		
For own use	797	726
Third party items bought for service delivery to clients	182	194
	979	920
Communication expenses		
Telephone charges	247	232
Communication expenses	137	97
	384	329
Other expenses		
Office maintenance	361	315
Power and fuel	185	181
Brand building	94	77
Rent	158	177
Rates and taxes, excluding taxes on income	108	89
Repairs to building	99	40
Repairs to plant and machinery	70	41
Computer maintenance	104	90
Consumables	39	21
Insurance charges	42	34
Provision for post-sales client support and warranties	17	36
Commission to non-whole-time directors	7	8

Particulars	Year ended March 31,	
	2015	2014
Provision for bad and doubtful debts and advances	145	126
Auditor's remuneration		
Statutory audit fees	2	1
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	8	6
Contributions towards CSR *(Refer to Note 2.35)*	243	–
Others	294	388
	1,976	1,630

2.19 Tax expenses

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Current tax		
Income tax	4,537	4,063
Deferred tax	97	(255)
	4,634	3,808

During the years ended March 31, 2015 and March 31, 2014, the Company had a reversal (net of provisions) of ₹161 crore and ₹19 crore, respectively, pertaining to tax relating to prior years.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by ₹165 crore for the year ended March 31, 2015 *(Refer to Note 2.8)*.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal in which the unit commenced software development, or March 31, 2011 whichever is earlier. Income from SEZs Unit is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.20 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Contingent liabilities		
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	22	24
Claims against the Company, not acknowledged as debts (1)	167	169
[Net of amount paid to statutory authorities ₹3,572 crore (₹1,716 crore)]		
Commitments		
Estimated amount of unexecuted capital contracts (net of advances and deposits)	1,272	827

(1) *Claims against the Company not acknowledged as debts include demand from the Indian Income tax authorities for payment of tax of ₹3,337 crore (₹1,548 crore), including interest of ₹964 crore (₹430 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. These demands were paid to statutory tax authorities which includes ₹1,788 crore paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.*

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under Section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bengaluru. For the matter of fiscal 2006, the Commissioner of Income Tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 Derivative instruments

The following table gives details in respect of outstanding foreign exchange forward and option contracts :

Particulars	As at March 31,			
	2015		2014	
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	664	4,150	724	4,338
In Euro	59	396	49	405
In GBP	68	632	73	732
In AUD	95	452	75	415
In CAD	12	59	–	–
In SGD	25	114	–	–
Options outstanding				
In USD	–	–	20	120
		5,803		6,010

As of March 31, 2015 and March 31, 2014 there were no net foreign currency exposures that were not hedged by a derivative instrument or otherwise.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Not later than one month	1,382	1,137
Later than one month and not later than three months	3,608	2,674
Later than three months and not later than one year	813	2,199
	5,803	6,010

The Company recognized a gain of ₹499 crore and ₹217 crore on derivative instruments during the years ended March 31, 2015 and March 31, 2014, respectively, which is included in 'Other income'.

2.22 Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the Statement of Profit and Loss as per Schedule III to the Companies Act, 2013.

2.23 Imports (valued on the cost, insurance and freight basis)

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Capital goods	415	374
Software packages	3	3
	418	377

2.24 Activity in foreign currency

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Earnings in foreign currency		
Income from software services and products	46,153	43,150
Interest received from banks and others	5	7
	46,158	43,157
Expenditure in foreign currency		
Overseas travel expenses (including visa charges)	992	990
Professional charges	222	513
Technical sub-contractors – subsidiaries	1,168	1,299
Overseas salaries and incentives	15,967	16,523
Other expenditure incurred overseas for software development	3,278	2,075
	21,627	21,400
Net earnings in foreign currency	24,531	21,757

2.25 Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows :

in ₹ crore

Particulars	Number of non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,	
			2015	2014
Interim dividend for fiscal 2015	2	8,23,17,281	247	–
Final dividend for fiscal 2014	2	9,30,32,691	400	–
Interim dividend for fiscal 2014	2	8,76,42,560	–	175
Final dividend for fiscal 2013	2	7,19,18,545	–	194

2.26 Related party transactions

List of related parties

in %

Name of subsidiaries	Country	Holding as at March 31,	
		2015	2014
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98
Infosys Technologies (China) Co. Ltd. (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda (Infosys Brasil)	Brazil	100	100
Infosys Public Services, Inc. (Infosys Public Services)	U.S.	100	100
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas Inc. (Infosys Americas) (2)	U.S.	100	100
Infosys BPO s.r.o (3)	Czech Republic	99.98	99.98
Infosys BPO (Poland) Sp. z o.o. (3)	Poland	99.98	99.98
Infosys BPO S. de R.L. de C.V. (3)(11)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98	99.98
Portland Group Pty. Limited (3)	Australia	99.98	99.98
Portland Procurement Service Pty. Limited (7)	Australia	–	99.98
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (4)	Australia	100	100
EdgeVerve Systems Limited (EdgeVerve) (10)	India	100	100
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100	100
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc. (5)	U.S.	100	100
Lodestone Management Consultants Pty. Ltd. (5)	Australia	100	100
Lodestone Management Consultants AG (5)	Switzerland	100	100
Lodestone Augmentis AG (8)	Switzerland	100	100
Hafner Bauer & Ödman GmbH (5)	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90	99.90
Lodestone Management Consultants GmbH (5)	Germany	100	100
Lodestone Management Consultants Pte Ltd. (5)	Singapore	100	100
Lodestone Management Consultants SAS (5)	France	100	100
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100	100
Lodestone Management Consultants GmbH (5)	Austria	100	100
Lodestone Management Consultants China Co., Ltd. (5)	China	100	100
Lodestone Management Consultants Ltd. (5)	U.K.	100	100
Lodestone Management Consultants BV (5)	Netherlands	100	100
Lodestone Management Consultants Ltda. (6)	Brazil	99.99	99.99
Lodestone Management Consultants sp. z o.o. (5)	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, LDA (5)	Portugal	100	100
SC Lodestone Management Consultants S.R.L. (5)	Romania	100	100
Lodestone Management Consultants S.R.L. (5)	Argentina	100	100
Infosys Canada Public Services Ltd. (12)(13)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (14)	U.S.	100	–
Panaya Inc. (Panaya) (15)	U.S.	100	–
Panaya Ltd. (16)	Israel	100	–
Panaya GmbH (16)	Germany	100	–
Panaya Pty Ltd. (16)	Australia	–	–
Panaya Japan Co. Ltd. (16)	Japan	100	–

(1) *The Hon'ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.*
(2) *Incorporated effective June 25, 2013*
(3) *Wholly-owned subsidiary of Infosys BPO*
(4) *Under liquidation*
(5) *Wholly-owned subsidiary of Lodestone Holding AG*
(6) *Majority-owned and controlled subsidiary of Lodestone Holding AG*
(7) *Wholly-owned subsidiary of Portland Group Pty. Limited. Liquidated effective May 14, 2014*
(8) *Wholly-owned subsidiary of Lodestone Management Consultant AG*
(9) *Liquidated effective December 31, 2013*
(10) *Incorporated effective February 14, 2014 (Refer to Note 2.10.2)*
(11) *Incorporated effective February 14, 2014*
(12) *Wholly-owned subsidiary of Infosys Public Services, Inc.*
(13) *Incorporated effective December 19, 2014*
(14) *Incorporated effective January 23, 2015*
(15) *On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer to Note 2.10.3)*
(16) *Wholly-owned subsidiary of Panaya Inc.*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of associates	Country	Holding as at March 31,	
		2015	2014
DWA Nova LLC (1)	U.S.	20%	–

(1) *Associate of Infosys Nova Holdings LLC.*

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust

Refer to Notes 2.30, 2.31 and 2.32 for information on transactions with post-employment benefit plans.

List of key management personnel as defined under Accounting Standard (AS) 18, 'Related party disclosures'

Whole-time directors

S. D. Shibulal *(Resigned effective July 31, 2014)*	B. G. Srinivas *(Resigned effective June 10, 2014)*
Srinath Batni *(Resigned effective July 31, 2014)*	U. B. Pravin Rao *(Effective January 10, 2014)*
V. Balakrishnan *(Resigned effective December 31, 2013)*	Dr. Vishal Sikka *(Appointed effective June 14, 2014)*
Ashok Vemuri *(Resigned effective September 12, 2013)*	

Non-whole-time directors

Narayana Murthy *(Resigned effective October 10, 2014)*	Ann M. Fudge *(Retired effective June 14, 2014)*
S. Gopalakrishnan *(Resigned effective October 10, 2014)*	Ravi Venkatesan
K. V. Kamath	Leo Puri *(Appointed effective April 11, 2013 and Resigned effective August 14, 2013)*
Deepak M. Satwalekar *(Retired effective November 13, 2013)*	Kiran Mazumdar-Shaw *(Appointed effective January 10, 2014)*
Dr. Omkar Goswami *(Retired effective December 31, 2014)*	Carol M. Browner *(Appointed effective April 29, 2014)*
David L. Boyles *(Retired effective January 17, 2014)*	Prof. John W. Etchemendy *(Appointed effective December 4, 2014)*
Prof. Jeffrey S. Lehman	Roopa Kudva *(Appointed effective February 4, 2015)*
R. Seshasayee	

Executive officers (effective April 1, 2014)

Rajiv Bansal *Chief Financial Officer*	Parvatheesam K. *Chief Risk & Compliance Officer and Company Secretary (Resigned effective January 10, 2015)*
Srikantan Moorthy *Global Head – Human Resources (Until March 31, 2015)*	David D. Kennedy *Executive Vice President, General Counsel and Chief Compliance Officer (Effective November 1, 2014)*

Executive Council members [1]

U. Ramadas Kamath	Nithyanandan Radhakrishnan *(Effective August 19, 2013)* [2]
Chandrashekar Kakal [2]	V. G. Dheeshjith *(Effective November 1, 2013)*
Nandita Gurjar	Ganesh Gopalakrishnan *(Effective November 1, 2013)*
Stephen R. Pratt *(Resigned effective January 31, 2014)*	Haragopal Mangipudi *(Effective November 1, 2013)* [2]
Basab Pradhan *(Resigned effective July 12, 2013)*	Jackie Korhonen *(Appointed effective November 1, 2013)* [2]
Prasad Thrikutam [2]	Manish Tandon *(Effective November 1, 2013)*
Rajiv Bansal	K. Muralikrishna *(Effective November 1, 2013)* [2]
Srikantan Moorthy *(Effective April 1, 2013)*	S. Ravi Kumar *(Effective November 1, 2013)*
Sanjay Purohit *(Effective April 1, 2013)*	Ronald Hafner *(Effective November 1, 2013)*
Ranganath D. Mavinakere *(Effective August 19, 2013)*	Sanjay Jalona *(Effective November 1, 2013)*
Binod Hampapur Rangadore *(Effective August 19, 2013)*	Subrahmanyam Goparaju *(Appointed effective November 1, 2013 and Resigned effective December 27, 2013)*

[1] Executive Council dissolved effective April 1, 2014.
[2] Resigned subsequent to April 1, 2014.

The details of amounts due to or due from related parties as at March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Trade Receivables		
Infosys China	16	8
Infosys Mexico	1	2
Infosys Brasil	5	4
Infosys BPO (including subsidiaries)	1	1
Lodestone Holding AG (including subsidiaries)	26	16
EdgeVerve Systems Limited	14	–
Infosys Public Services	246	98
	309	129
Loans [1]		
Lodestone Holding AG (including subsidiaries)	6	–
EdgeVerve Systems Limited	18	–
Infosys Brasil	–	36
	24	36
Other receivables		
Infosys BPO (including subsidiaries)	1	2
Infosys Sweden	–	5
Infosys Public Services	4	2
EdgeVerve Systems Limited	14	–
Lodestone Holding AG (including subsidiaries)	24	4
	43	13
Unbilled revenues		
Lodestone Holding AG (including subsidiaries)	1	–
Infosys BPO (including subsidiaries)	5	–
	6	–
Trade payables		
Infosys China	10	14
Infosys BPO (including subsidiaries)	1	4
Infosys Mexico	1	1
Infosys Sweden	5	6
Lodestone Holding AG (including subsidiaries)	83	4
Infosys Brasil	2	1
	102	30
Other payables		
Infosys BPO (including subsidiaries)	18	3
Infosys China	–	(12)
Infosys Mexico	–	2
Lodestone Holding AG (including subsidiaries)	2	4
Infosys Brasil	–	6
EdgeVerve Systems Limited	9	–
Infosys Public Services	4	–
	33	3
Provision for expenses		
Infosys BPO (including subsidiaries)	(1)	2
EdgeVerve Systems Limited	37	–
Lodestone Holding AG (including subsidiaries)	–	6
	36	8
Rental deposit given for shared services		
Infosys BPO	21	21
Rental deposit taken for shared services		
Infosys BPO	27	27

[1] The above loans are given in accordance with the terms and conditions of loan agreement and is repayable within a period of one year and carries an interest rate of 6% and 8.67% for Lodestone Management Consultants Ltd., U.K. and EdgeVerve Systems Limited respectively.

Maximum amount outstanding

in ₹ crore

Particulars	2015	2014
Loans and advances in the nature of loans given to subsidiaries		
Infosys Public Services	–	71
EdgeVerve Systems Limited	18	–
Infosys Brasil	40	35
Lodestone Holding AG	66	124

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in Note 2.8, for the years ended March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Capital transactions		
Financing transactions		
Infosys Americas	–	1
Infosys China	62	–
Infosys Nova	94	–
Infosys Shanghai	154	–
Infosys Public Services	–	75
Infosys Brasil [3]	40	–
Lodestone Holding AG (including subsidiaries)	–	136
EdgeVerve Systems Limited	461	1
	811	213
Loans (net of repayment)		
Lodestone Holding AG (including subsidiaries) [1]	6	(136)
Infosys Public Services	–	(75)
EdgeVerve Systems Limited [2]	18	–
Infosys Brasil [3]	(40)	33
	(16)	(178)
Revenue transactions		
Purchase of services		
Infosys China	139	225
Lodestone Holding AG (including subsidiaries)	819	1,020
Infosys BPO (including subsidiaries)	230	180
Infosys Sweden	44	10
Infosys Mexico	10	12
EdgeVerve Systems Limited	136	–
Infosys Brasil	7	4
	1,385	1,451
Purchase of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	68	74
	68	74
Interest income		
Lodestone Holding AG (including subsidiaries)	1	4
Infosys Public Services	–	5
Infosys Brasil	3	1
	4	10
Sale of services		
Infosys China	8	9
Infosys Mexico	11	9
Lodestone Holding AG (including subsidiaries)	23	16
Infosys Brasil	8	4
Infosys BPO (including subsidiaries)	86	71
EdgeVerve Systems Limited	50	–
Infosys Public Services	735	577
	921	686
Sale of shared services including facilities and personnel		
EdgeVerve Systems Limited	22	–
Infosys BPO (including subsidiaries)	38	36
	60	36
Profit on transfer of business		
EdgeVerve Systems Limited (Refer to Note 2.10.2)	412	–
	412	–

[1] During the year ended March 31, 2015, a loan of ₹65 crore was given, of which ₹59 crore was repaid.

[2] Additionally, during the year ended March 31, 2015, a loan of ₹12 crore was given and repaid during the same year.

[3] Loan outstanding (including accrued interest) given to Infosys Brasil was converted to equity during the year ended March 31, 2015.

The compensation details of key management personnel as defined under Accounting Standard (AS) 18, 'Related party disclosures', which comprise directors and executive officers are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Salaries and other employee benefits to whole-time directors and executive officers [1][2]	30	56
Commission and other benefits to non-executive / independent directors	8	9
Total	38	65

[1] The Executive Council was dissolved effective April 1, 2014 and executive officers were appointed with effect from that date.

[2] Includes stock compensation expense of ₹2 crore for the year ended March 31, 2015.

2.27 Merger of Infosys Consulting India Limited

The Hon'ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly-owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly-owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.28 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Expenditure at the Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) [1]		
Capital expenditure	–	–
Revenue expenditure	160	261
Other R&D expenditure		
Capital expenditure	15	–
Revenue expenditure	430	612
Total R&D expenditure		
Capital expenditure	15	–
Revenue expenditure	590	873

[1] During the years ended March 31, 2015, and March 31, 2014, the Company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from the Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are ₹160 crore and Nil for the year ended March 31, 2015, and ₹261 crore and Nil towards revenue and capital expenditure for the year ended March 31, 2014.

2.29 Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable industry segments based on the 'management approach' as laid down in AS 17, 'Segment reporting', and an additional segment, Life Sciences and Healthcare, was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy and utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from a particular geographic region and delivered from both onsite and offshore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2015 and *March 31, 2014* :

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	16,175	10,230	9,756	8,369	2,770	47,300
	15,374	*9,434*	*8,862*	*8,106*	*2,565*	*44,341*
Identifiable operating expenses	7,874	5,191	4,706	3,917	1,440	23,128
	7,413	*4,835*	*4,088*	*3,991*	*1,348*	*21,675*
Allocated expenses	3,396	2,241	2,130	1,832	607	10,206
	3,408	*2,194*	*2,057*	*1,884*	*596*	*10,139*
Segmental operating income	4,905	2,798	2,920	2,620	723	13,966
	4,553	*2,405*	*2,717*	*2,231*	*621*	*12,527*
Unallocable expenses						917
						1,101
Other income, net						3,337
						2,576
Profit before exceptional item and tax						16,386
						14,002
Exceptional item						412
						–
Profit before tax						16,798
						14,002
Tax expense						4,634
						3,808
Profit after taxes and exceptional item						12,164
						10,194

Geographic segments

Years ended March 31, 2015 and *March 31, 2014* :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	30,273	10,300	1,307	5,420	47,300
	27,963	*9,800*	*1,278*	*5,300*	*44,341*
Identifiable operating expenses	14,806	5,131	678	2,513	23,128
	13,624	*5,021*	*621*	*2,409*	*21,675*
Allocated expenses	6,625	2,240	251	1,090	10,206
	6,577	*2,210*	*249*	*1,103*	*10,139*
Segmental operating income	8,842	2,929	378	1,817	13,966
	7,762	*2,569*	*408*	*1,788*	*12,527*
Unallocable expenses					917
					1,101
Other income, net					3,337
					2,576
Profit before exceptional item and tax					16,386
					14,002
Exceptional item					412
					–
Profit before tax					16,798
					14,002
Tax expense					4,634
					3,808
Profit after taxes and exceptional item					12,164
					10,194

2.30 Gratuity plan

The following table set out the status of the Gratuity Plan as required under AS 15, Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Obligations at year beginning	668	612
Service cost	89	94
Interest cost	56	45
Transfer of obligation on amalgamation *(Refer to Note 2.27)*	–	3
Transfer of obligation *(Refer to Note 2.10.2)*	(5)	–
Actuarial (gain) / loss	58	8
Benefits paid	(111)	(94)
Obligations at year end	755	668
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company.		
Change in plan assets		
Plan assets at year beginning, at fair value	677	643
Expected return on plan assets	65	59
Actuarial gain / (loss)	5	(3)
Contributions	145	70
Benefits paid	(111)	(94)
Transfer of plan assets on amalgamation *(Refer to Note 2.27)*	–	2
Plan assets at year end, at fair value	781	677
Reconciliation of present value of the obligation and the fair value of the plan assets :		
Fair value of plan assets at the end of the year / period	781	677
Present value of the defined benefit obligations at the end of the year / period	755	668
Re-imbursement (obligation) / asset [(1)]	(6)	–
Asset recognized in the Balance Sheet	20	9
Assumptions		
Interest rate	7.80%	9.20%
Estimated rate of return on plan assets	9.50%	9.55%
Weighted expected rate of salary increase	8.00%	8.00%

[(1)] *Pertains to transfer of assets to group companies.*

in ₹ crore

Particulars	As at March 31,				
	2015	2014	2013	2012	2011
Obligations at year end	755	668	612	569	459
Plan assets at year end, at fair value	781	677	643	582	459
Funded status	26	9	31	13	–
Experience adjustments					
(Gain) / loss					
Experience adjustments on plan liabilities	4	14	(49)	13	18
Experience adjustments on plan assets	(5)	3	–	–	1

Net gratuity cost for the years ended March 31, 2015 and March 31, 2014 comprises the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Gratuity cost for the period		
Service cost	89	94
Interest cost	56	45
Expected return on plan assets	(65)	(59)
Actuarial (gain) / loss	53	11
Plan amendment amortization	(4)	(4)
Net gratuity cost	129	87
Actual return on plan assets	70	56

As at March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute ₹145 crore to the gratuity trust during the fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2015 and March 31, 2014 amounts to ₹7 crore and ₹11 crore, respectively and is disclosed under 'Other long-term liabilities' and 'Other current liabilities'.

2.31 Provident fund

The Company contributed ₹295 crore towards provident fund during the year ended March 31, 2015 (₹262 crore during the year ended March 31, 2014).

The Guidance on Implementing AS 15, 'Employee benefits' (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the assumptions provided below, there is no shortfall as at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

The details of the fund and plan asset position are as follows:

in ₹ crore

Particulars	As at March 31,				
	2015	2014	2013	2012	2011
Plan assets at year end, at fair value	2,912	2,817	2,399	1,816	1,579
Present value of benefit obligation at year end	2,912	2,817	2,399	1,816	1,579
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,	
	2015	2014
Government of India (GOI) bond yield (in %)	7.80	9.20
Remaining term of maturity (in years)	7	8
Expected guaranteed interest rate (in %)	8.75	8.75

2.32 Superannuation

The Company contributed ₹213 crore to the Superannuation trust during the year ended March 31, 2015 (₹202 crore during the year ended March 31, 2014).

2.33 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2015	2014
Number of shares considered as basic weighted average shares outstanding [(1)(2)]	1,14,84,72,332	1,14,28,05,132
Effect of dilutive common equivalent shares	15,342	–
Number of shares considered as weighted average shares and potential shares outstanding	1,14,84,87,674	1,14,28,05,132

[(1)] *Adjusted for bonus issue (Refer to Note 2.1).*

[(2)] *Adjusted for deconsolidation of trust for the year ended March 31, 2015 (Refer to Note 2.1).*

2.34 Restricted deposits

Restricted deposits as at March 31, 2015 comprise ₹1,039 crore (₹977 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.35 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a corporate social responsibility (CSR) committee has been formed by the Company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.36 Dues to micro, small and medium enterprises

As at March 31, 2015, less than ₹1 crore is outstanding to micro and small enterprises (₹1 crore as at March 31, 2014). There are no interests due or outstanding on the same.

2.37 Litigation

In 2011, U.S. Department of Homeland Security ('DHS') reviewed the Company's employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the Company was advised that the DHS has found errors in a significant percentage of its Forms I-9.

On October 30, 2013, the Company settled the foregoing matters and entered into a Settlement Agreement ('Settlement Agreement') with the U.S. Attorney, the DHS and the United States Department of State ('State', and collectively with the U.S. Attorney and the DHS, 'the United States').

In the Settlement Agreement, the Company denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014, the Company recorded a charge related to the settlement agreement (including legal costs) of ₹219 crore related to the matters that were the subject of the Settlement Agreement. The said amount was paid prior to December 31, 2013.

In addition, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.38 Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly-owned subsidiary, subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and Edge Services to EdgeVerve is at an estimated consideration of up to ₹3,400 crore and up to ₹220 crore, respectively.

2.39 Function-wise classification of the Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Income from software services and products	47,300	44,341
Software development expenses	27,828	26,738
GROSS PROFIT	19,472	17,603
Selling and marketing expenses	2,549	2,390
General and administration expenses	2,961	2,686
	5,510	5,076
OPERATING PROFIT BEFORE DEPRECIATION	13,962	12,527
Depreciation and amortization	913	1,101
OPERATING PROFIT	13,049	11,426
Other income	3,337	2,576
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	16,386	14,002
Profit on transfer of business *(Refer to Note 2.10.2)*	412	–
PROFIT BEFORE TAX	16,798	14,002
Tax expense :		
Current tax	4,537	4,063
Deferred tax	97	(255)
PROFIT FOR THE PERIOD	12,164	10,194

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Independent Auditors' report on consolidated financial statements

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Company') and subsidiaries, which comprise the consolidated Balance Sheet as at 31 March 2015, the consolidated Statement of Profit and Loss and consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Management is responsible for the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place adequate internal financial controls systems over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated Balance Sheet, of the state of affairs of the Company as at 31 March 2015;

(ii) in the case of the consolidated Statement of Profit and Loss, of the profit for the year ended on that date; and

(iii) in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm's registration number: 101248W/W-100022

Akhil Bansal
Partner
Membership number 090906

Chennai
24 April, 2015

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2015	As at March 31, 2014
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	572	286
Reserves and surplus	2.2	50,164	44,244
		50,736	44,530
Minority interests		–	–
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	50	405
		50	405
CURRENT LIABILITIES			
Trade payables		140	173
Other current liabilities	2.5	6,920	5,449
Short-term provisions	2.6	8,443	6,409
		15,503	12,031
		66,289	56,966
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.7	7,685	6,056
Intangible assets	2.7	3,661	2,322
Capital work-in-progress		776	961
		12,122	9,339
Non-current investments	2.9	1,398	1,307
Deferred tax assets (net)	2.3	536	629
Long-term loans and advances	2.10	4,906	2,560
Other non-current assets	2.11	85	53
		19,047	13,888
CURRENT ASSETS			
Current investments	2.9	872	3,024
Trade receivables	2.12	9,713	8,351
Cash and cash equivalents	2.13	30,367	25,950
Short-term loans and advances	2.14	6,290	5,753
		47,242	43,078
		66,289	56,966
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Consolidated Statement of Profit and Loss

in ₹ crore, except per share data

Particulars	Note	For the year ended March 31, 2015	2014
Income from software services and products	2.15	53,319	50,133
Other income	2.16	3,430	2,664
Total revenue		56,749	52,797
Expenses			
Employee benefit expenses	2.17	29,802	28,831
Deferred consideration pertaining to acquisition	2.29.1	219	228
Cost of technical sub-contractors		2,171	1,951
Travel expenses	2.17	1,818	1,697
Cost of software packages and others	2.17	1,044	982
Communication expenses	2.17	495	440
Professional charges		421	504
Depreciation and amortization expenses	2.7	1,017	1,317
Other expenses	2.17	2,478	2,119
Total expenses		39,465	38,069
PROFIT BEFORE TAX		17,284	14,728
Tax expense			
Current tax	2.18	4,835	4,308
Deferred tax	2.18	76	(236)
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE		12,373	10,656
Share in net profit / (loss) of associate	2.29.3	(1)	–
PROFIT FOR THE YEAR		12,372	10,656
Profit attributable to			
Owners of the Company		12,372	10,656
Minority interests		–	–
		12,372	10,656
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Basic		108.26	93.25
Diluted		108.25	93.25
Number of shares used in computing earnings per share	2.27		
Basic		1,14,28,05,132	1,14,28,05,132
Diluted		1,14,28,20,474	1,14,28,05,132
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Consolidated Cash Flow Statement

in ₹ crore

Particulars	Note	For the year ended March 31,	
		2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax and after share in associate's profit		17,283	14,728
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expenses		1,017	1,317
Deferred purchase price		219	228
Interest and dividend income		(2,892)	(2,380)
Provision for bad and doubtful debts		171	138
Stock compensation expense		2	–
Reversal of contingent consideration		–	(33)
Other adjustments		80	54
Effect of exchange differences on translation of assets and liabilities		66	120
Changes in assets and liabilities			
Trade receivables		(1,475)	(1,406)
Loans and advances and other assets		(221)	(1,060)
Liabilities and provisions		854	1,993
		15,104	13,699
Income taxes paid *(Refer to Note 2.19)*		(6,751)	(3,874)
NET CASH GENERATED BY OPERATING ACTIVITIES		8,353	9,825
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure (including intangible assets)		(2,255)	(2,748)
Proceeds from sale of fixed assets		8	3
Payment for acquisition of business, net of cash acquired		(1,282)	–
Payment for acquisition of interests in associate		(94)	–
Investments in liquid mutual fund units		(23,892)	(22,691)
Disposal of liquid mutual fund units		25,096	22,383
Investment in certificates of deposit		–	(1,280)
Disposal of certificates of deposit		830	450
Investments in tax-free bond		–	(927)
Investments in government bonds		(1)	(5)
Redemption of government bonds		–	2
Investment in fixed maturity plan securities		(30)	(143)
Redemption of fixed maturity plan securities		157	–
Interest and dividend received		2,551	2,379
NET CASH USED / (PROVIDED) IN INVESTING ACTIVITIES		1,088	(2,577)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid net of inter-company dividend (including corporate dividend tax)		(4,935)	(3,144)
NET CASH PROVIDED IN FINANCING ACTIVITIES		(4,935)	(3,144)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(89)	14
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,417	4,118
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		25,950	21,832
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		30,367	25,950
SIGNIFICANT ACCOUNTING POLICIES	1		

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Significant accounting policies and notes on accounts

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle®, our banking solution; and offerings in the areas of analytics, cloud, and digital transformation.

Infosys, together with its subsidiaries, is herein after referred to as 'the Group'.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on BSE Limited and the National Stock Exchange in India. The company's American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 ('the Act'), read with Rule 7 of the Companies (Accounts) Rules, 2014 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries as disclosed in Note 2.21, combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting as laid down under Accounting Standard (AS) 23, 'Accounting for Investment in Associate in Consolidated Financial Statements'. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the acquisition date. The Group's investment in associates includes goodwill identified on acquisition.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings are classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising from the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value added taxes in its consolidated Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets including goodwill

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the parent's portion of equity of the subsidiary at the date on which investment in the subsidiary is made. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1) *For these classes of assets, based on internal assessment and independent technical evaluation carried out by external valuers, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence the useful lives for these assets are different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.*

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end *(Refer to Note 2.7)*.

1.10 Impairment

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is the higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys, Infosys BPO and EdgeVerve. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and these contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The Group recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on the consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan ('the Plan'). The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO and EdgeVerve, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. The companies have no further obligations under the provident fund plan beyond its monthly contributions.

Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Group accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India (share-based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of financial statements of the foreign subsidiaries from the local currency to the reporting currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and surplus'. When a subsidiary is disposed of, in part or in full, the relevant amount is transferred to profit or loss.

1.14 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduces the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments : Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated Statement of Profit and Loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Statement of Profit and Loss. Currently hedges undertaken by the Group are ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Statement of Profit and Loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situations where unabsorbed depreciation and carry forward business loss exist, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situations of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax

liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on the exercise of employee share options in excess of compensation charged to the consolidated Statement of Profit and Loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus share issues including changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.20 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the consolidated Statement of Profit and Loss over the lease term.

1.21 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2 Notes on accounts for the year ended March 31, 2015

Amounts in the financial statements are presented in ₹ crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current period presentation.

2.1 Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2015	2014
Authorized		
Equity shares, ₹5/- par value		
1,20,00,00,000 (60,00,00,000) equity shares	600	300
Issued, subscribed and paid-up		
Equity shares, ₹5/- par value (1)	572	286
1,14,28,05,132 (57,14,02,566) equity shares fully paid-up (2)		
	572	286

Notes: Forfeited shares amounted to ₹1,500/- (₹1,500/-)
(1) Refer to Note 2.27 for details of basic and diluted shares
(2) Net of treasury shares 56,67,200 (28,33,600)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2015

The Company has allotted 57,42,36,166 fully paid-up equity shares of face value ₹5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholder was ₹63/- (not adjusted for bonus issue). The dividend for the year ended March 31, 2014 includes ₹43/- (not adjusted for bonus issue) per share of final dividend. The total dividend appropriation for the year ended March 31, 2014 amounted to ₹4,233 crore, including corporate dividend tax of ₹615 crore.

The Board of Directors, in its meeting of October 10, 2014, declared an interim dividend of ₹30/- (not adjusted for bonus issue) per equity share. Further the Board of Directors, in its meeting of April 24, 2015, proposed a final dividend of ₹29.50/- per equity share (equivalent to ₹14.75/- per share after 1:1 bonus issue, if approved by shareholders) for the financial year ended March 31, 2015.

The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015. The total dividend appropriation for the year ended March 31, 2015 would amount

to approximately ₹6,145 crore including corporate dividend tax of ₹1,034 crore.

The Board has decided to revise and increase dividend payout ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board, in its meeting held on April 24, 2015, has considered and approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders through postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholders holding more than 5% shares as at March 31, 2015 and March 31, 2014 are as follows:

Name of the shareholder	As at March 31, 2015		As at March 31, 2014	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's – legal ownership)	18,60,73,981	16.20	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2015 and March 31, 2014 are as follows:

Particulars	As at March 31, 2015		As at March 31, 2014	
	No. of shares	Amount	No. of shares	Amount
Number of shares at the beginning of the year	57,14,02,566	286	57,14,02,566	286
Add: Bonus shares issued (including bonus on treasury shares)	57,42,36,166	287	–	–
Less: Increase in treasury shares consequent to bonus issue	28,33,600	1	–	–
Number of shares at the end of the year	1,14,28,05,132	572	57,14,02,566	286

Stock option plan

2011 RSU Plan (the 2011 Plan)

The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the management development and compensation committee, now known as nomination and remuneration committee, ('the committee') and through the Infosys Limited Employees' Welfare Trust ('the Trust'). The committee comprises independent members of the Board of Directors.

During the year ended March 31, 2015, the Company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to the achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Particulars	Year ended March 31, 2015	
	Shares arising out of options	Weighted average exercise price
The 2011 Plan		
Outstanding at the beginning	–	–
Granted (1)	54,134	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	54,134	5
Exercisable at the end	–	–

(1) *Adjusted for bonus issue*

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015 under the 2011 Plan was 2.39 years.

The differential on stock compensation expense, if the 'fair value' of the RSU's on the date of the grant were considered instead of the 'intrinsic value' during the year ended March 31, 2015, is less than ₹1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Year ended March 31, 2015
Weighted average share price (₹)	3,549
Exercise price (₹)	5
Expected volatility (%)	30-37
Expected life of the option (years)	1-4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8-9

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behavior of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The weighted average fair value of RSUs on grant date was ₹3,355/-

During the year ended March 31, 2015, the Company recorded an employee compensation expense of ₹2 crore in the consolidated Statement of Profit and Loss.

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Capital reserve – opening balance	54	54
Add : Transferred from surplus	–	–
	54	54
Foreign currency translation reserve – opening balance	376	276
Add : Foreign currency translation during the year	(44)	100
Foreign currency translation reserve – closing balance	332	376
Securities premium reserve – opening balance	3,070	3,070
Less : Amount utilized for issuance of bonus shares *(Refer to Note 2.1)*	286	–
	2,784	3,070
Stock options outstanding – opening balance *(Refer to Note 2.1)*	–	–
Additions during the year	2	–
	2	–
General reserve – opening balance	9,288	8,267
Add : Transferred from surplus	1,217	1,021
	10,505	9,288
Other reserve – opening balance (1)	3	–
Add : Transferred from surplus	1	3
	4	3
Surplus – opening balance	31,453	26,041
Add : Inter-company dividend	21	13
Add : Net profit after tax transferred from Statement of Profit and Loss	12,372	10,656
Amount available for appropriation	43,846	36,710
Appropriations :		
Interim dividend	1,723	1,149
Final dividend	3,388	2,469
Total dividend	5,111	3,618
Dividend tax	1,034	615
Amount transferred to other reserve	1	3
Amount transferred to general reserve	1,217	1,021
Surplus – closing balance	36,483	31,453
	50,164	44,244

(1) *Under the Swiss Code of Obligation, a few subsidiaries of Lodestone are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid-up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses, or for measures designed to sustain the Company through difficult times to prevent unemployment or to mitigate its consequences.*

2.3 Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Deferred tax assets		
Fixed assets	241	392
Trade receivables	111	47
Unavailed leave	299	268
Computer software	51	50
Accrued compensation to employees	48	43
Accumulated losses	–	4
Post-sales client support	74	98
Others	30	35
	854	937
Deferred tax liabilities		
Branch profit tax	316	303
Others	2	5
	318	308
Deferred tax assets after set off	536	629
Deferred tax liabilities after set off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2015 and March 31, 2014, the Group has provided for branch profit tax of ₹316 crore and ₹303 crore, respectively, for its overseas branches. This was done as the Group estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes ₹13 crore movement on account of exchange rate during the year ended March 31, 2015.

2.4 Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Others		
Gratuity obligation – unamortized amount relating to plan amendment *(Refer to Note 2.24)*	3	7
Payable for acquisition of business	–	330
Deferred income – government grant on land use rights (1)	47	45
Accrued salaries and benefits		
Bonus and incentives	–	23
	50	405

(1) *During the year ended March 31, 2014, Infosys Shanghai received a grant of approximately ₹15 crore from the Government of China towards the construction of a campus which is yet to be completed.*

2.5 Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Accrued salaries and benefits		
Salaries and benefits	1,237	573
Bonus and incentives	869	1,021
Other liabilities		
Provision for expenses	1,984	1,846
Retention monies	53	82
Withholding and other taxes payable	904	912
Gratuity obligation – unamortized amount relating to plan amendment, current *(Refer to Note 2.24)*	4	4
Payable for acquisition of business	525	–
Advances received from clients	27	40
Payable by controlled trusts	177	151
Unearned revenue	1,052	660
Deferred income – government grant on land use rights	1	1
Accrued gratuity *(Refer to Note 2.24)*	7	–
Unpaid dividends	3	3
Premiums held in trust [(1)]	–	135
Other payables	74	21
Mark-to-market forward and options contracts	3	–
	6,920	5,449

[(1)] *Represent premiums collected from policy holders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.*

2.6 Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Provision for employee benefits		
Unavailed leave	1,069	954
Others		
Proposed dividend	3,388	2,469
Provision for		
Tax on dividend	690	420
Income taxes (net of advance tax and TDS)	2,818	2,187
Post-sales client support and warranties and other provisions	478	379
Provision for visa-related matters *(Refer to Note 2.31)*	–	–
	8,443	6,409

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Balance at the beginning	379	213
Provision recognized / (reversal)	172	142
Provision utilized	(84)	(1)
Exchange difference	11	25
Balance at the end	478	379

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of six months to one year.

Provision towards visa-related matters amounting to ₹219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.7 Fixed assets

The changes in the carrying value of fixed assets for the year ended March 31, 2015 are as follows :

in ₹ crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land-Leasehold	Buildings [1]	Plant and equipment	Office equipment	Computer equipment [2]	Furniture and fixtures [2]	Leasehold improvements [2]	Vehicles	Total	Goodwill	Intellectual property rights and others [2]	Land use rights	Total	
Original cost															
As at April 1, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Additions / Adjustments during the year [2]	149	273	855	280	140	778	170	22	6	2,673	1,351	1	–	1,352	4,025
Deductions / Retirement during the year	–	–	–	(3)	(14)	(82)	(10)	(10)	(6)	(125)	–	(17)	–	(17)	(142)
Foreign exchange difference	–	–	–	–	(1)	(8)	(7)	(3)	(1)	(20)	–	–	3	3	(17)
As at March 31, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Depreciation and amortization															
As at April 1, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
For the year	–	16	188	181	81	387	128	16	6	1,003	–	13	1	14	1,017
Deductions / Adjustments during the year [2]	–	–	–	(2)	(13)	(61)	(6)	(8)	(4)	(94)	–	(16)	–	(16)	(110)
Foreign exchange difference	–	–	–	(1)	(1)	(4)	(5)	2	(1)	(10)	–	–	1	1	(9)
As at March 31, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Net book value															
As at March 31, 2015	931	617	3,899	546	264	1,060	311	42	15	7,685	3,595	–	66	3,661	11,346

[1] *Buildings include ₹ 250/- being the value of 5 shares of ₹ 50/- each in Mittal Towers Premises Co-operative Society Limited.*

[2] *Includes certain assets having gross book value of ₹ 23 crore, accumulated depreciation of ₹ 14 crore and net book value of ₹ 9 crore taken over on acquisition of Panaya which was effective March 5, 2015.*

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2014 :

in ₹ crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land-Leasehold	Buildings [1]	Plant and equipment [2]	Office equipment [2]	Computer equipment [2]	Furniture and fixtures [2]	Leasehold improvements	Vehicles	Total	Goodwill	Intellectual property rights	Land use rights	Total	
Original cost															
As at April 1, 2013	493	359	4,199	829	425	1,887	618	181	26	9,017	2,244	58	62	2,364	11,381
Additions / Adjustments during the year	290	1	827	319	126	759	184	16	11	2,533	–	–	–	–	2,533
Deductions / Retirement during the year	(1)	–	–	(1)	(2)	(27)	(1)	(1)	(4)	(37)	–	–	–	–	(37)
Foreign exchange difference	–	–	–	3	2	40	4	16	2	67	–	–	6	6	73
As at March 31, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Depreciation and amortization															
As at April 1, 2013	–	–	1,497	565	271	1,306	417	140	14	4,210	–	30	2	32	4,242
For the year	–	–	297	138	75	657	111	18	5	1,301	–	15	1	16	1,317
Deductions / Adjustments during the year	–	–	–	(1)	(1)	(27)	(1)	(1)	(3)	(34)	–	–	–	–	(34)
Foreign exchange difference	–	–	–	1	–	29	3	12	2	47	–	–	–	–	47
As at March 31, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
Net book value															
As at March 31, 2014	782	360	3,232	447	206	694	275	43	17	6,056	2,244	13	65	2,322	8,378

[1] *Buildings include ₹ 250/- being the value of 5 shares of ₹ 50/- each in Mittal Towers Premises Co-operative Society Limited.*

[2] *During the year ended March 31, 2014, certain assets which were old and not in use having gross book value of ₹ 8 crore, (net book value nil) were retired.*

During the quarter ended June 30, 2014, the Management based on internal and external technical evaluation, reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from the previous estimates.

The earlier and current useful lives are as follows:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Group continued with the previously assessed useful lives, the charge for depreciation for the year ended March 31, 2015 would have been higher by ₹435 crore for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

in ₹ crore

Particulars	Fiscal 2016	After fiscal 2016
Increase / (decrease) in depreciation expense	(144)	579

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

2.8 Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the future minimum rental payments in respect of non-cancelable operating leases are set out below:

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Lease rentals recognized during the year	309	319

in ₹ crore

Lease obligations payable	As at March 31,	
	2015	2014
Within one year of the Balance Sheet date	168	251
Due in a period between one year and five years	395	563
Due after five years	168	288

A majority of the Group's operating lease arrangements extend up to a maximum of 10 years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.9 Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2015	2014
Non-current investments		
Long-term investments – at cost		
Others (unquoted) *(Refer to Note 2.9.1)*		
Investments in equity instruments	7	6
Less: Provision for equity investments	6	2
	1	4
Others (quoted)		
Investments in tax-free bonds *(Refer to Note 2.9.2)*	1,300	1,300
Investment in government bonds *(Refer to Note 2.9.2)*	4	3
	1,304	1,303
Long-term investments – equity method		
Trade (unquoted)		
Investment in associate		
DWA Nova LLC *(Refer to Note 2.21)*	93	–
	93	–
Total non-current investments	1,398	1,307
Current investments		
Current portion of long-term investments		
Quoted		
Fixed maturity plans *(Refer to Note 2.9.3)*	30	143
	30	143
Current investments – at the lower of cost and fair value		
Unquoted		
Liquid mutual fund units *(Refer to Note 2.9.4)*	842	2,051
Certificates of deposit *(Refer to Note 2.9.4)*	–	830
	842	2,881
Total current investments	872	3,024
Total investments	2,270	4,331
Aggregate amount of quoted investments excluding interest accrued but not due of ₹48 crore included under *Note 2.14* Short-term loans and advances	1,334	1,446
Market value of quoted investments	1,376	1,391
Aggregate amount of unquoted investments	942	2,887
Aggregate amount of provision made for non-current unquoted investments	6	2

Gain on sale of investment was ₹14 crore for year ended March 31, 2015 (Nil for the year ended March 31, 2014).

2.9.1 Details of investments

The details of non-current other investments in equity instruments as at March 31, 2015 and March 31, 2014 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2015	2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited		
2,420 (2,420) equity shares at ₹8,052/- each, fully paid, par value ₹10/- each	2	2
Global Innovation and Technology Alliance		
10,000 (5,000) equity shares at ₹1,000/- each, fully paid, par value ₹1,000/- each	1	–
	7	6
Less: Provision for investment	6	2
	1	4

2.9.2 Details of investments in tax-free bonds and government security bonds

The balances held in tax-free bonds as at March 31, 2015 and March 31, 2014 are as follows :

in ₹ crore

Particulars	Face value ₹	As at March 31, 2015		As at March 31, 2014	
		Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	51	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
		64,56,450	1,300	64,56,450	1,300

The balances held in government security bonds as at March 31, 2015 and March 31, 2014 are as follows :

in ₹ crore

Particulars	Face value ₹	As at March 31, 2015		As at March 31, 2014	
		Units	Amount	Units	Amount
Philippine Government RPGB 1 5/8	134	–	–	2,00,000	3
Fixed Rate Treasury Notes 1.625 PCT MAT DATE 25 APR 2016	140	2,60,000	4	–	–
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	20,000	–	–	–
		2,80,000	4	2,00,000	3

2.9.3 Details of investments in fixed maturity plans

The balances held in fixed maturity plans as at March 31, 2015 are as follows :

in ₹ crore

Particulars	Face value ₹	Units	Amount
SBI Debt Fund series A-28-Growth – direct – 367 days	10	1,25,00,000	13
SBI Debt Fund series A-31-Growth – direct – 367 days	10	75,00,000	7
UTI Fixed Term Income Fund Series XIX – III (368 days)	10	1,00,00,000	10
		3,00,00,000	30

The balances held in fixed maturity plan as at March 31, 2014 were as follows :

in ₹ crore

Particulars	Face value ₹	Units	Amount
UTI – Fixed Term Income Fund Series – XVII – XIII	10	2,50,00,000	25
HDFC Fixed Maturity Plans – Series 29	10	2,50,00,000	25
DSP Black Rock FMP Series 146 12M – Dir – Growth	10	2,50,00,000	25
DSP Black Rock FMP Series 151 12M – Dir – Growth	10	2,50,00,000	25
ICICI Prudential FMP Series 68-368 Days Plan G Direct Plan Cumulative	10	2,00,00,000	20
ICICI Prudential FMP Series 73-368 Days Plan D Direct Plan Cumulative	10	1,00,00,000	10
Birla Sun Life Interval Income Fund – Annual Plan IX-Gr. Direct	10	1,00,00,000	10
Birla Sun Life Fixed Term Plan – Series KQ368-Gr. Direct	10	30,00,000	3
		14,30,00,000	143

2.9.4 Details of investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2015 are as follows :

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan Daily Dividend	9,97,094	100
IDFC Cash Fund – Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund – Treasury Plan – Direct Plan Daily Dividend Option	9,81,551	150
Reliance Mutual Fund – Liquid	4,08,049	45
Birla Sun Life Mutual Fund – Liquid	47,37,327	48
ICICI Liquid Plan – Direct Plan Daily Dividend	2,05,44,807	206
	3,05,99,025	842

The balances held in liquid mutual fund units as at March 31, 2014 were as follows:

in ₹ crore

Particulars	Units	Amount
SBI Premier Liquid Fund – Direct Plan – Daily Dividend Reinvestment	19,89,646	200
IDFC Cash Fund Daily Dividend – Direct Plan	28,34,797	284
Tata Liquid Fund Direct Plan – Daily Dividend	27,93,482	311
HDFC Liquid Fund – Direct Plan – Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund – Direct Plan Daily Dividend	13,251	1
Reliance Liquidity Fund – Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan – Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan – Institutional – Direct Plan – Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund – STP-DD-Direct-Reinvestment	2,49,95,687	250
Templeton India Treasury Management Account Super Institutional Plan – Direct	2,87,986	29
ICICI Prudential Liquid – Direct Plan – Daily Dividend	10,43,402	10
	37,45,73,818	2,051

The balances held in certificates of deposit as at March 31, 2014 were as follows:

Particulars	Face value ₹	Units	Amount
Oriental Bank of Commerce	1,00,000/-	48,500	454
IDBI Bank Limited	1,00,000/-	10,000	93
Corporation Bank	1,00,000/-	8,000	75
Union Bank of India	1,00,000/-	5,000	46
Indian Overseas Bank	1,00,000/-	7,500	70
HDFC Bank	1,00,000/-	5,000	46
Central Bank of India	1,00,000/-	2,500	23
Vijaya	1,00,000/-	2,500	23
		89,000	830

2.10 Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Unsecured, considered good		
Capital advances	664	871
Security deposits	68	60
Rental deposits	47	60
Other loans and advances		
Advance income tax (net of provisions)	4,089	1,522
Prepaid expenses	7	9
Loans and advances to employees		
Housing and other loans	31	38
	4,906	2,560
Unsecured, considered doubtful		
Loans and advances to employees	12	8
	4,918	2,568
Less: Provision for doubtful loans and advances to employees	12	8
	4,906	2,560

2.11 Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Others		
Advance to gratuity trust *(Refer to Note 2.24)*	27	10
Restricted deposits *(Refer to Note 2.28)*	58	43
	85	53

2.12 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	182	144
Less: Provision for doubtful debts	182	144
	–	–
Other debts		
Unsecured		
Considered good	9,713	8,351
Considered doubtful	184	70
	9,897	8,421
Less: Provision for doubtful debts	184	70
	9,713	8,351
	9,713	8,351

2.13 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	26,195	22,342
Others		
Deposits with financial institutions	4,172	3,608
	30,367	25,950
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	311	182
Balances with banks held as margin money deposits against guarantees	185	200

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of ₹364 crore and ₹318 crore, respectively. The restrictions are primarily on account

of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
In current accounts		
ANZ Bank, Taiwan	4	1
Banamex Bank, Mexico	11	–
Bank of America, Mexico	26	4
Bank of America, U.S.	716	713
Bank Zachodni WBK S.A., Poland	4	–
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Barclays Bank, U.K.	10	112
Bank Leumi, U.S.	22	–
Bank Leumi (Euro account)	3	–
Bonz Bank, Australia	–	2
China Merchants Bank, China	4	2
China Merchants Bank, China (U.S. Dollar account)	–	2
Citibank N.A, China	20	51
Citibank NA, China (U.S. Dollar account)	24	–
Citibank N.A, Costa Rica	5	1
Citibank EEFC, Czech Republic (U.S. Dollar account)	–	1
Citibank N.A., Czech Republic	6	1
Citibank N.A., Australia	25	78
Citibank N.A., Brazil	27	36
CitiBank N.A., Dubai	1	–
Citibank N.A., India	7	2
Citibank N.A., Japan	20	11
Citibank N.A., New Zealand	6	2
Citibank N.A., Singapore	2	4
Citibank N.A., South Africa	3	4
Citibank N.A., Philippines, (U.S. Dollar account)	1	–
Citibank N.A., Thailand	–	1
CitiBank N.A., EEFC (U.S. Dollar account)	2	–
Commerzbank, Germany	19	7
Credit Industriel et Commercial Bank, France	1	5
Deutsche Bank, India	5	8
Deutsche Bank, Philippines	3	6
Deutsche Bank, Philippines (U.S. Dollar account)	3	29
Deutsche Bank, Poland	19	1
Deutsche Bank, Poland (Euro account)	1	–
Deutsche Bank – EEFC (Australian Dollar account)	–	8
Deutsche Bank – EEFC (Euro account)	3	8
Deutsche Bank – EEFC (Swiss Franc account)	5	1
Deutsche Bank – EEFC (U.S. Dollar account)	8	64
Deutsche Bank – EEFC (U.K. Pound Sterling account)	5	11
Deutsche Bank, Belgium	13	12
Deutsche Bank, Czech Republic	6	2
Deutsche Bank, Czech Republic (Euro account)	2	8

Particulars	As at March 31,	
	2015	2014
Deutsche Bank, Czech Republic (U.S. Dollar account)	20	14
Deutsche Bank, France	2	5
Deutsche Bank, Germany	8	33
Deutsche Bank, Netherlands	2	17
Deutsche Bank, Russia	–	2
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	5	10
Deutsche Bank, Spain	1	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, United Kingdom	25	74
HSBC Bank, Brazil	3	3
HSBC Bank, Hong Kong	44	–
ICICI Bank, India	30	36
ICICI Bank-EEFC (Euro account)	–	1
ICICI Bank-EEFC (U.S. Dollar account)	14	16
ICICI Bank-EEFC (U.K. Pound Sterling account)	–	1
ING, Belgium	–	3
Nordbanken, Sweden	3	17
Punjab National Bank, India	7	4
Raiffeisen Bank, Romania	–	1
Royal Bank of Scotland, China	45	38
Royal Bank of Canada, Canada	16	22
Royal Bank of Scotland, China (U.S. Dollar account)	47	6
Shanghai Pudong Development Bank, China	–	1
Santander Bank, Argentina	2	1
Santander Bank, Spain	1	–
State Bank of India, India	2	9
Silicon Valley Bank, U.S.	66	–
Silicon Valley Bank (Euro account)	16	–
Silicon Valley Bank (U.K. Pound Sterling account)	5	–
UBS AG (U.S. Dollar account)	2	1
UBS AG, Switzerland	12	5
UBS AG, Switzerland (U.K. Pound Sterling account)	1	–
UBS AG, Switzerland (Euro account)	4	1
Wells Fargo Bank N.A., U.S.	38	–
Westpac, Australia	6	5
	1,470	1,545
In deposit accounts		
Allahabad Bank	200	1,011
Andhra Bank	171	753
Axis Bank	1,495	1,080
Bank of Baroda	2,394	2,205
Bank of India	2,691	2,541
Canara Bank	3,006	2,211
Central Bank of India	1,383	1,555
Citibank N.A., China	–	19
Corporation Bank	1,277	1,134
Deutsche Bank, Poland	121	125
Development Bank of Singapore	35	–
HDFC Bank	2,097	–
ICICI Bank	3,166	2,999
IDBI Bank	856	1,713
Indusind Bank	75	25
ING Vysya Bank	100	200
Indian Overseas Bank	651	718
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	5	25

Particulars	As at March 31,	
	2015	2014
National Australia Bank Limited, Australia	87	91
Oriental Bank of Commerce	1,580	91
Punjab National Bank	592	80
South Indian Bank	27	25
Syndicate Bank	407	863
Union Bank of India	1,051	20
Vijaya Bank	466	855
Yes Bank	604	230
	24,537	20,594
In unpaid dividend accounts		
HDFC Bank – unpaid dividend account	1	1
ICICI Bank – unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees		
Canara Bank	128	142
State Bank of India	57	58
	185	200
Deposits with financial institutions		
HDFC Limited	4,172	3,608
	4,172	3,608
Total cash and cash equivalents as per Balance Sheet	30,367	25,950

2.14 Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Unsecured, considered good		
Others		
Advances		
Prepaid expenses	98	116
For supply of goods and rendering of services	79	92
Withholding and other taxes receivable	1,364	1,052
Others	9	12
	1,550	1,272
Restricted deposits *(Refer to Note 2.28)*	1,100	979
Unbilled revenues	2,845	2,810
MAT credit entitlement	–	16
Interest accrued but not due	444	98
Loans and advances to employees	222	208
Security deposits	4	10
Rental deposits	24	10
Premiums held in trust [(1)]	–	135
Mark-to-market forward and options contracts	101	215
	6,290	5,753

[(1)] *Represent premiums collected from policy holders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.*

2.15 Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Income from software services	51,666	48,305
Income from software products	1,653	1,828
	53,319	50,133

2.16 Other income

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Interest received on deposits with banks and others	2,734	2,226
Dividend received on investment in mutual fund units	158	154
Gain on sale of investments	14	–
Gains / (losses) on foreign currency, net	480	222
Miscellaneous income, net	44	62
	3,430	2,664

2.17 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	29,022	28,194
Contribution to provident and other funds	646	529
Employee compensation expense *(Refer to Note 2.1)*	2	–
Staff welfare	132	108
	29,802	28,831
Travel expenses	1,818	1,697
	1,818	1,697
Cost of software packages and others		
For own use	855	788
Third party items bought for service delivery to clients	189	194
	1,044	982
Communication expenses	495	440
	495	440
Other expenses		
Office maintenance	420	385
Power and fuel	219	219
Brand building	158	88
Rent	309	319
Rates and taxes, excluding taxes on income	126	101
Repairs to building	99	40
Repairs to plant and machinery	76	46
Computer maintenance	125	108
Consumables	44	30
Insurance charges	53	52
Provision for post-sales client support and warranties	39	54
Commission to non-whole-time directors	8	9
Provision for bad and doubtful debts and advances	175	142
Auditor's remuneration		
Statutory audit fees	5	5
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	12	9
Contributions towards CSR *(Refer to Note 2.30)*	254	–
Others	356	512
	2,478	2,119

2.18 Tax expenses

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Current tax		
Income tax	4,835	4,308
Deferred tax	76	(236)
	4,911	4,072

Income tax expense for the year ended March 31, 2015 and March 31, 2014 is reversals (net of provisions) of ₹158 crore and ₹22 crore pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by ₹172 crore for the year ended March 31, 2015 *(Refer to Note 2.7)*.

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal in which the unit commenced software development, or March 31, 2011 whichever is earlier. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.19 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Contingent liabilities		
Outstanding guarantees and counter-guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	43	37
Claims against the Company, not acknowledged as debts [(1)]	264	182
[Net of amount paid to statutory authorities ₹3,598 crore (₹1,745 crore)]		
Commitments		
Estimated amount of unexecuted capital contracts		
(net of advances and deposits)	1,574	1,363

[(1)] *Claims against the Company not acknowledged as debts include demand from the Indian income tax authorities for payment of tax of ₹3,337 crore (₹1,548 crore), including interest of ₹964 crore (₹430 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. These demands were paid to statutory tax authorities which includes ₹1,788 crore paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.*

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under Section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bengaluru. For the matter of fiscal 2006, the Commissioner of Income Tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.20 Derivative instruments

The following table gives details in respect of outstanding foreign exchange forward and option contracts :

Particulars	As at March 31,			
	2015		2014	
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	716	4,475	751	4,500
In Euro	67	447	64	531
In GBP	73	671	77	772
In AUD	98	466	75	415
In CAD	12	59	–	–
In SGD	25	114	–	–
Options outstanding				
In USD	–	–	20	120
		6,232		6,338

As of the Balance Sheet date, the Group's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is ₹568 crore (₹539 crore as at March 31, 2014).

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Not later than one month	1,484	1,185
Later than one month and not later than three months	3,781	2,795
Later than three months and not later than one year	967	2,358
	6,232	6,338

The Group recognized a gain on derivative financial instruments of ₹514 crore and loss of ₹253 crore during the year ended March 31, 2015 and March 31, 2014, respectively, which is included in other income.

2.21 Related party transactions

in %

Name of subsidiaries	Country	Holding as at March 31,	
		2015	2014
Infosys BPO Limited (Infosys BPO)	India	99.98	99.98
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Public Services, Inc. (Infosys Public Services)	U.S.	100	100
Infosys Consulting India Limited [(1)]	India	–	–
Infosys Americas Inc., (Infosys Americas) [(2)]	U.S.	100	100
Infosys BPO s.r.o [(3)]	Czech Republic	99.98	99.98
Infosys BPO (Poland) Sp z o.o [(3)]	Poland	99.98	99.98
Infosys BPO S. de R.L. de C.V. [(3)(11)]	Mexico	–	–

Name of subsidiaries	Country	Holding as at March 31,	
		2015	2014
Infosys McCamish Systems LLC (3)	U.S.	99.98	99.98
Portland Group Pty. Limited (3)	Australia	99.98	99.98
Portland Procurement Services Pty. Limited (7)	Australia	–	99.98
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (4)	Australia	100	100
EdgeVerve Systems Limited (EdgeVerve) (10)	India	100	100
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100	100
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc. (5)	U.S.	100	100
Lodestone Management Consultants Pty. Limited (5)	Australia	100	100
Lodestone Management Consultants AG (5)	Switzerland	100	100
Lodestone Augmentis AG (8)	Switzerland	100	100
Hafner Bauer & Ödman GmbH (5)	Switzerland	100	100
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90	99.90
Lodestone Management Consultants GmbH (5)	Germany	100	100
Lodestone Management Consultants Pte Ltd. (5)	Singapore	100	100
Lodestone Management Consultants SAS (5)	France	100	100
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100	100
Lodestone Management Consultants GmbH (5)	Austria	100	100
Lodestone Management Consultants China Co., Ltd. (5)	China	100	100
Lodestone Management Consultants Ltd. (5)	U.K.	100	100
Lodestone Management Consultants BV (5)	Netherlands	100	100
Lodestone Management Consultants Ltda. (6)	Brazil	99.99	99.99
Lodestone Management Consultants sp.z.o.o. (5)	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, LDA. (5)	Portugal	100	100
SC Lodestone Management Consultants S.R.L. (5)	Romania	100	100
SC Lodestone Management Consultants S.R.L. (5)	Argentina	100	100
Infosys Canada Public Services Ltd. (12)(13)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (14)	U.S.	100	–
Panaya Inc. (Panaya) (15)	U.S.	100	–
Panaya Ltd. (16)	Israel	100	–
Panaya GmbH (16)	Germany	100	–
Panaya Pty Ltd. (16)	Australia	–	–
Panaya Japan Co. Ltd. (16)	Japan	100	–

(1) *The Hon'ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.*

(2) *Incorporated effective June 25, 2013*

(3) *Wholly-owned subsidiary of Infosys BPO.*

(4) *Under liquidation*

(5) *Wholly-owned subsidiary of Lodestone Holding AG*

(6) *Majority-owned and controlled subsidiary of Lodestone Holding AG*

(7) *Wholly-owned subsidiary of Portland Group Pty. Limited. Liquidated effective May 14, 2014.*

(8) *Wholly-owned subsidiary of Lodestone Management Consultant AG*

(9) *Liquidated effective December 31, 2013*

(10) *Incorporated effective February 14, 2014.*

(11) *Incorporated effective February 14, 2014.*

(12) *Wholly-owned subsidiary of Infosys Public Services, Inc.*

(13) *Incorporated effective December 19, 2014.*

(14) *Incorporated effective January 23, 2015.*

(15) *On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc.*

(16) *Wholly-owned subsidiary of Panaya Inc. Refer to Note 2.29.2*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries, namely :

Name of associates	Country	Holding as at March 31,	
		2015	2014
DWA Nova LLC (1)	U.S.	20%	–

(1) *Associate of Infosys Nova Holdings LLC. Refer to the Note provided in the 'Transaction to acquire associate's stake' table in this report.*

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Note : Refer to Notes 2.24, 2.25 and 2.26 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel as defined under Accounting Standard (AS) 18, 'Related party disclosures'

Whole-time directors

S. D. Shibulal *(Resigned effective July 31, 2014)*	B. G. Srinivas *(Resigned effective June 10, 2014)*
Srinath Batni *(Resigned effective July 31, 2014)*	U. B. Pravin Rao *(effective January 10, 2014)*
V. Balakrishnan *(Resigned effective December 31, 2013)*	Dr. Vishal Sikka *(Appointed effective June 14, 2014)*
Ashok Vemuri *(Resigned effective September 12, 2013)*	

Non-whole-time directors

Narayana Murthy *(Resigned effective October 10, 2014)*	Ann M. Fudge *(Retired effective June 14, 2014)*
S. Gopalakrishnan *(Resigned effective October 10, 2014)*	Ravi Venkatesan
K. V. Kamath	Leo Puri *(Appointed effective April 11, 2013 and resigned effective August 14, 2013)*
Deepak M. Satwalekar *(Retired effective November 13, 2013)*	Kiran Mazumdar-Shaw *(Appointed effective January 10, 2014)*
Dr. Omkar Goswami *(Retired effective December 31, 2014)*	Carol M. Browner *(Appointed effective April 29, 2014)*
David L. Boyles *(Retired effective January 17, 2014)*	Prof. John W. Etchemendy *(Appointed effective December 4, 2014)*
Prof. Jeffrey S. Lehman	Roopa Kudva *(Appointed effective February 4, 2015)*
R. Seshasayee	

Executive officers (effective April 1, 2014)

Rajiv Bansal *Chief Financial Officer*	Parvatheesam K. *Chief Risk & Compliance Officer and Company Secretary* *(Resigned effective January 10, 2015)*
Srikantan Moorthy *Global Head – Human Resources* *(Until March 31, 2015)*	David D. Kennedy *General Counsel and Chief Compliance Officer (Effective November 1, 2014)*

Executive council members [1]

U. Ramadas Kamath	V. G. Dheeshjith *(Effective November 1, 2013)*
Chandrashekar Kakal [2]	Eric Paternoster *(Effective November 1, 2013)*
Nandita Gurjar	Ganesh Gopalakrishnan *(Effective November 1, 2013)*
Stephen R. Pratt *(Resigned effective January 31, 2014)*	Gautam Thakkar *(Effective November 1, 2013)* [2]
Basab Pradhan *(Resigned effective July 12, 2013)*	Haragopal Mangipudi *(Effective November 1, 2013)* [2]
Prasad Thrikutam [2]	Jackie Korhonen *(Appointed effective November 1, 2013)* [2]
Rajiv Bansal	Manish Tandon *(Effective November 1, 2013)*
Srikantan Moorthy *(Effective April 1, 2013)*	K. Muralikrishna *(Effective November 1, 2013)* [2]
Sanjay Purohit *(Effective April 1, 2013)*	S. Ravi Kumar *(Effective November 1, 2013)*
Ranganath D. Mavinakere *(Effective August 19, 2013)*	Ronald Hafner *(Effective November 1, 2013)*
Binod Hampapur Rangadore *(Effective August 19, 2013)*	Sanjay Jalona *(Effective November 1, 2013)*
Nithyanandan Radhakrishnan *(Effective August 19, 2013)* [2]	Subrahmanyam Goparaju *(Appointed effective November 1, 2013 and resigned effective December 27, 2013)*

[1] *Executive Council dissolved effective April 1, 2014.*
[2] *Resigned subsequent to April 1, 2014.*

Related party transactions

Transaction to acquire associate's stake

in ₹ crore

Particulars	Year ended March 31, 2015
Financing transactions	
Investment in DWA Nova [1]	94
	94

[1] *During the year ended March 31, 2015, the Group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of ₹94 crore. The company invested ₹94 crore to form a new company alongwith DreamWorks Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.*

The compensation details of key management personnel as defined under Accounting Standard (AS) 18, 'Related party disclosures', which comprise directors and executive officers are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Salaries and other employee benefits to whole-time directors and executive officers [1][2]	30	62
Commission and other benefits to non-executive / independent directors	9	10
Total	39	72

[1] *The Executive Council was dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.*
[2] *Includes stock compensation expense of ₹2 crore.*

2.22 Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) [1]		
Capital expenditure	–	–
Revenue expenditure	160	261
Other R&D expenditure		
Capital expenditure	15	–
Revenue expenditure	513	633
Total R&D expenditure		
Capital expenditure	15	–
Revenue expenditure	673	894

[1] *During the year ended March 31, 2015, and March 31, 2014, the Company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from the Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.*

The eligible R&D revenue and capital expenditure are ₹160 crore and Nil for the year ended March 31, 2015, and ₹261 crore and Nil towards revenue and capital expenditure for the year ended March 31, 2014.

2.23 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective year ended March 31, 2014, the Group reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable industry segments based on the 'management approach' as laid down in AS 17, Segment reporting, and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from a particular geographic region and delivered from both onsite and offshore locations. North

America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Fixed assets used in the Group's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2015 and *March 31, 2014*:

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	17,721	12,470	10,562	8,966	3,600	53,319
	16,810	*11,477*	*9,668*	*8,764*	*3,414*	*50,133*
Identifiable operating expenses	8,384	6,322	5,011	4,083	1,791	25,591
	7,793	*5,859*	*4,344*	*4,127*	*1,782*	*23,905*
Allocated expenses	4,147	3,053	2,578	2,194	881	12,853
	4,163	*2,993*	*2,516*	*2,285*	*890*	*12,847*
Segmental operating income	5,190	3,095	2,973	2,689	928	14,875
	4,854	*2,625*	*2,808*	*2,352*	*742*	*13,381*
Unallocable expenses						1,021
						1,317
Other income						3,430
						2,664
Profit before tax						17,284
						14,728
Tax expense						4,911
						4,072
Share in net profit / (loss) of associate						(1)
						–
Profit for the period						12,372
						10,656

Geographic segments

Years ended March 31, 2015 and *March 31, 2014*:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	32,794	12,829	1,284	6,412	53,319
	30,413	*12,250*	*1,294*	*6,176*	*50,133*
Identifiable operating expenses	15,647	6,260	704	2,980	25,591
	14,485	*6,049*	*663*	*2,708*	*23,905*
Allocated expenses	8,021	3,120	268	1,444	12,853
	8,005	*3,114*	*277*	*1,451*	*12,847*
Segmental operating income	9,126	3,449	312	1,988	14,875
	7,923	*3,087*	*354*	*2,017*	*13,381*
Unallocable expenses					1,021
					1,317
Other income, net					3,430
					2,664
Profit before tax					17,284
					14,728
Tax expense					4,911
					4,072
Share in net profit / (loss) of associate					(1)
					–
Profit for the period					12,372
					10,656

2.24 Gratuity plan

The following table sets out the status of the Gratuity Plan as required under AS 15, reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,	
	2015	2014
Obligations at year beginning	707	652
Service cost	95	99
Interest cost	60	47
Actuarial (gain) / loss	70	9
Benefits paid	(116)	(100)
Curtailment gain	–	–
Obligations at year end	816	707
Change in plan assets		
Plan assets at year beginning, at fair value	717	681
Expected return on plan assets	69	63
Actuarial gain / (loss)	4	(3)
Contributions	162	76
Benefits paid	(116)	(100)
Plan assets at year end, at fair value	836	717
Reconciliation of present value of the obligation and the fair value of the plan assets		
Fair value of plan assets at the end of the year	836	717
Present value of the defined benefit obligations at the end of the year	816	707
Asset recognized in the Balance Sheet	27	10
Liability recognized in the Balance Sheet	(7)	–
Assumptions		
Interest rate (%)	7.80	9.20
Estimated rate of return on plan assets (%)	9.50	9.55
Weighted expected rate of salary increase (%)	8.00	8.00

in ₹ crore

Particulars	As at March 31,				
	2015	2014	2013	2012	2011
Obligations at year end	816	707	652	600	480
Plan assets at year end, at fair value	836	717	681	613	480
Funded status surplus	27	10	29	13	–
Funded status deficit	(7)	–	–	–	–
Experience adjustments					
(Gain) / loss					
Experience adjustment on plan liabilities	15	16	(50)	14	20
Experience adjustment on plan assets	(4)	3	–	–	1

Net gratuity cost for the years ended March 31, 2015 and March 31, 2014 consists of the following components :

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Gratuity cost for the year		
Service cost	95	99
Interest cost	60	47
Expected return on plan assets	(69)	(63)
Actuarial (gain) / loss	66	12
Plan amendment amortization	(4)	(4)
Net gratuity cost	148	91
Actual return on plan assets	73	60

As at March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately ₹165 crore to the gratuity trust during fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2015 and March 31, 2014 amounted to ₹7 crore and ₹11 crore, respectively and is disclosed under 'Other long-term liabilities' and 'Other current liabilities'.

2.25 Provident fund

The Group contributed ₹345 crore and ₹295 crore towards provident fund during the year ended March 31, 2015 and March 31, 2014, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided in the following table, there is no shortfall as at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

The details of the fund and plan asset position are as follows :

in ₹ crore

Particulars	As at March 31,				
	2015	2014	2013	2012	2011
Plan assets at year end, at fair value	2,912	2,817	2,399	1,816	1,579
Present value of benefit obligation at year end	2,912	2,817	2,399	1,816	1,579
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach :

Particulars	As at March 31,	
	2015	2014
Government of India (GOI) bond yield (in %)	7.80	9.20
Remaining term of maturity (in years)	7	8
Expected guaranteed interest rate (in %)	8.75	8.75

2.26 Superannuation

The Company contributed ₹215 crore and ₹202 crore to the superannuation trust during the year ended March 31, 2015 and March 31, 2014, respectively.

2.27 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2015	2014
Number of shares considered as basic weighted average shares outstanding (1)	1,14,28,05,132	1,14,28,05,132
Add : Effect of dilutive issues of shares / stock options	15,342	–
Number of shares considered as weighted average shares and potential shares outstanding	1,14,28,20,474	1,14,28,05,132

(1) *Adjusted for bonus issue (Refer to Note 2.1).*

2.28 Restricted deposits

Deposits with financial institutions as at March 31, 2015 include ₹1,158 crore (₹1,022 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.29 Investment in subsidiaries

2.29.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of up to ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. Amounts of ₹219 crore and ₹228 crore, representing the proportionate charge of the deferred consideration have been recognized as an expense during the year ended March 31, 2015 and March 31, 2014, respectively.

2.29.2 Investment in Panaya Inc.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. ('Panaya'), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large-scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of approximately ₹1,398 crore.

Panaya's CloudQuality™ suite positions Infosys to bring automation to several of its service lines through an agile SaaS model, and helps mitigate risk, reduce costs and shorten time-to-market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya's proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The following are the assets and liabilities taken over on the acquisition of Panaya :

in ₹ crore

Component	Purchase price allocated
Fixed assets	9
Net current assets	38
	47
Goodwill	1,351
Total consideration	1,398

The amounts of revenue and net loss of Panaya since the acquisition date included in the Statement of Profit and Loss for the year ended March 31, 2015 are ₹12 crore and ₹6 crore, respectively.

2.29.3 Proposed investments

On April 24, 2015, the Company entered into a definitive agreement to acquire Kallidus Inc. (doing business as Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of approximately ₹750 crore including a deferred component and retention bonus.

2.30 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a corporate social responsibility (CSR) committee has been formed by the Company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.31 Litigation

In 2011, U.S. Department of Homeland Security ('DHS') reviewed the Company's employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the Company was advised that the DHS has found errors in a significant percentage of its Forms I-9.

On October 30, 2013, the Company settled the foregoing matters and entered into a Settlement Agreement ('Settlement Agreement') with the U.S. Attorney, the DHS and the United States Department of State ('State', and collectively with the U.S. Attorney and the DHS, the 'United States').

In the Settlement Agreement, the Company denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of ₹219 crore related to the matters that were the subject of the Settlement Agreement. The said amount was paid prior to December 31, 2013.

In addition, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.32 EdgeVerve Systems Limited

EdgeVerve was created as a wholly-owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of ₹421 crore (US $70 million) with effect from July 1, 2014 which is settled through the issue of fully paid-up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

2.33 Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly-owned subsidiary, subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and Edge Services to EdgeVerve is at an estimated consideration of up to ₹3,400 crore and up to ₹220 crore respectively.

2.34 Function-wise classification of the Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31,	
	2015	2014
Income from software services and products	53,319	50,133
Software development expenses	31,834	30,804
GROSS PROFIT	21,485	19,329
Selling and marketing expenses	2,946	2,625
General and administration expenses	3,668	3,323
	6,614	5,948
OPERATING PROFIT BEFORE DEPRECIATION	14,871	13,381
Depreciation and amortization	1,017	1,317
OPERATING PROFIT	13,854	12,064
Other income	3,430	2,664
PROFIT BEFORE TAX	17,284	14,728
Tax expense		
Current tax	4,835	4,308
Deferred tax	76	(236)
PROFIT BEFORE MINORITY INTEREST / SHARE IN NET PROFIT / (LOSS) OF ASSOCIATE	12,373	10,656
Share in net profit / (loss) of associate	(1)	–
PROFIT FOR THE PERIOD	12,372	10,656
Profit attributable to		
Owners of the Company	12,372	10,656
Minority interests	–	–
	12,372	10,656

As per our report of even date attached

for B S R & Co. LLP
Chartered Accountants

Firm's registration number : 101248W/W-100022

for and on behalf of the Board of Directors of Infosys Limited

Akhil Bansal
Partner
Membership number : 090906

K. V. Kamath
Chairman

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

R. Seshasayee
Director

Chennai
April 24, 2015

Rajiv Bansal
Chief Financial Officer

Corporate governance report

Our corporate governance philosophy

We believe that it is imperative for us to manage our business affairs in the most fair and transparent manner with a firm commitment to our values. For us, corporate governance is an ethically driven business process that is committed to values aimed at enhancing an organization's brand and reputation. Our corporate governance framework is a reflection of our culture, our policies, our relationship with stakeholders and our commitment to values. Accordingly, we always seek to ensure that our performance is driven by integrity. This is vital to gain and retain the trust of our stakeholders.

Our corporate governance framework ensures effective engagement with our stakeholders and helps us evolve with changing times. The publication of the Cadbury Report in the U.K. in 1992 was a significant event in modern corporate governance. The report recommended the arrangement of company boards and accounting systems to reduce corporate governance risks and failures. The enactment of the Sarbanes-Oxley Act, 2002, resulted in the senior management individually certifying the accuracy of their company's financial information. The Dodd-Frank Wall Street Reform and Consumer Protection Act looks to build a safer, more stable financial system to set the foundation for sound economic growth and job safety.

The Securities and Exchange Board of India (SEBI) amended the Listing Agreement effective October 1, 2014, to bring in additional corporate governance norms for listed entities. These norms provide for stricter disclosures and protection of investor rights, including equitable treatment for minority and foreign shareholders.

The amended rules required companies to get shareholders' approval for related party transactions, establish whistleblower mechanisms, elaborate disclosures on pay packages and have at least one woman director on their boards. The amended norms are aligned with the provisions of the Companies Act, 2013, and are aimed to encourage companies to 'adopt best practices on corporate governance'.

Our corporate governance framework has helped us be aligned with the new guidelines of the Companies Act, 2013. We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. At Infosys ('the Company'), the Board of Directors ('the Board') is at the core of our corporate governance practice. The Board thus oversees the Infosys' Management's ('the Management') functions and protects the long-term interests of our stakeholders.

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as the leadership and governance of the Company.

Our corporate governance philosophy is based on the following principles:

- Corporate governance standards should satisfy both the spirit of the law and the letter of the law
- Ensure transparency and maintain a high level of disclosure
- Clearly distinguish between personal conveniences and corporate resources
- Communicate externally, and truthfully, about how the Company is run internally
- Comply with the laws of all countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- The Management is the trustee of the shareholders' capital and not the owner.

We firmly believe that Board independence is essential to bring objectivity and transparency in the management and in the dealings of the Company. As on March 31, 2015, the Board consists of 10 members out of which eight members are independent directors. An independent director is nominated as the chairperson of each of the audit, nomination and remuneration, stakeholders relationship, risk and strategy and corporate social responsibility committees.

As part of our commitment to follow global best practices, we substantially comply with the Euroshareholders Corporate Governance Guidelines 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact (UNGC) and the Organisation for Economic Co-operation and Development (OECD) principles.

Corporate governance ratings

CRISIL

CRISIL has been consistently assigning us the 'CRISIL Governance and Value Creation (GVC) Level 1' rating. This GVC rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned the 'Corporate Governance Rating (CGR) 1' rating to our practices. The rating is the highest on ICRA's scale of CGR 1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our excellent track record in investor servicing. ICRA has also appreciated our Board composition as reasonably sized, cohesive and articulate. The rating also implies that we follow practices that provide our financial stakeholders the highest level of assurance on the quality of corporate governance.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As on March 31, 2015, the Board consists of 10 members, two of whom are executive or whole-time directors, and eight are independent directors. The Board periodically evaluates the need for change in its composition and size.

Composition of the Board, and directorships held as on March 31, 2015

Name of the director	Age	India listed companies [1]	All companies around the world [2]	Committee memberships [3]	Chairperson of committees [3]
Whole-time directors					
Dr. Vishal Sikka	47	–	1	–	–
U. B. Pravin Rao	53	–	4	–	–
Independent directors					
K. V. Kamath	67	1	3	1	–
R. Seshasayee	66	3	10	4	1
Ravi Venkatesan	52	–	3	2	–
Prof. Jeffrey S. Lehman	58	–	2	1	1
Kiran Mazumdar-Shaw	62	2	13	1	–
Carol M. Browner	59	–	2	–	–
Prof. John W. Etchemendy	62	–	1	–	–
Roopa Kudva	51	1	7	2	1

Notes: There are no inter-se relationships between our Board members

[1] Excluding directorship in Infosys Limited and its subsidiaries

[2] Directorship in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries

[3] As required by Clause 49 of the Listing Agreement, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted)

Responsibilities of the Chairman, the Chief Executive Officer and Managing Director

Our current practice is to have a non-executive chairman of the Board – K. V. Kamath and a Chief Executive Officer (CEO) and Managing Director (MD) – Dr. Vishal Sikka.

The responsibility and authority of these officials are as follows :

- The non-executive chairman of the Board ('the Chairman') is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

  The Chairman will take a lead role in managing the Board and facilitating effective communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, effectiveness of the Board, Board committees and individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, oversee the management of the Board's administrative activities such as meetings, schedules, agendas, communication and documentation.

  The Chairman will actively work with the nomination and remuneration committee to plan the Board and Board committees' composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

- The CEO and MD is responsible for corporate strategy, brand equity, planning, external contacts and all management matters. He is also responsible for achieving the annual business targets and acquisitions.

Definition of independent directors

According to Section 2(47), 149(6) of the Companies Act, 2013 and the Rules thereunder, and Clause 49 of the Listing Agreement with Indian stock exchanges, an 'independent director' is a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. The laws also state that the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, apart from receiving remuneration as an independent director. We are listed on NYSE in the U.S. We also abide by the definition of an independent director as laid down in the NYSE rules and the Sarbanes-Oxley Act, 2002.

Board membership criteria

The nomination and remuneration committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Board members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth. The Company shall not appoint or continue the employment of any person who has attained the age of 60 years as Managing Director / Executive Director and shall not appoint any person who has attained the age of 70 years as independent director. The term of the person holding this position may be extended at the discretion of the committee beyond the age of 60 years / 70 years with the approval of shareholders by passing a special resolution based on the explanatory statement annexed to the notice for such motion indicating the justification for extension of appointment beyond 60 years / 70 years as the case may be. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nomination and remuneration committee, which consists exclusively of independent directors. The nomination and remuneration committee in turn makes recommendations to the Board on the induction of any new directors.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through appropriate orientation sessions. Presentations are made by various executive directors and senior management to provide an overview of our operations, and to familiarize the new non-executive directors with our operations. They are also introduced to our organization structure, our services, group structure and subsidiaries, constitution, board procedures, matters reserved for the Board, and our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our directors. Each director is entitled to a training fee of US $5,000 per annum. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments consistent with applicable statutes. The current law in India mandates the retirement of two-third of the executive board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for the tenure of a maximum period of five years, but are eligible for re-appointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the board of the Company and will be eligible for re-appointment on passing of a special resolution by the Company.

Mechanism for evaluating Board members

One of the key functions of the Board is to monitor and review the board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of executive / non-executive / independent directors through a peer-evaluation excluding the director being evaluated through a Board effectiveness survey. The questionnaire of the survey is a key part of the process of reviewing the functioning and effectiveness of the Board and for identifying possible paths for improvement. Each Board member is requested to evaluate the effectiveness of the Board dynamics and relationships, information flow, decision-making of the directors, relationship to stakeholders, company performance, company strategy, and the effectiveness of the whole Board and its various committees on a scale of one to five. Feedback on each director is encouraged to be provided as part of the survey.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include :

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

Retirement policy

For directors

The age of retirement for all executive directors is 60 years. The nomination and remuneration committee may, at its discretion and subject to shareholders' approval, determine their continuation as members of the Board upon superannuation / retirement.

The age of retirement for non-executive directors and independent directors is 70 years.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan, and also prepares contingency plans for succession in case of any exigencies.

Board compensation policy

The nomination and remuneration committee determines and recommends to the Board the compensation payable to directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors consists of a fixed component and a variable component. The nomination and remuneration committee makes a half-yearly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the nomination and remuneration committee, and placed before the shareholders at the shareholders' meeting.

The Chief Executive Officer and Managing Director of the Company is entitled to an annual variable pay each fiscal year, which is subject to the achievement of certain fiscal year milestones by the Company, as determined by the Board (in its sole discretion). The Board may reserve the authority to set such milestones on a GAAP or non-GAAP basis. The Chief Operating Officer of the Company is entitled to receive payables at such intervals as decided by the Board.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 2013. The performance of the independent directors is reviewed by the Board on an annual basis.

Remuneration paid to directors in fiscal 2015

in ₹ crore except share data

Name of the director	Fixed salary				Bonus / incentives	Commission	Total	Stock options / RSUs	No. of equity shares held
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary					
Founders and whole-time directors								–	
Narayana Murthy [1]	–	–	–	–	–	–	–	–	43,59,344
S. Gopalakrishnan [2]	–	–	–	–	–	–	–	–	1,33,13,452
S. D. Shibulal [3]	–	–	–	–	–	–	–	–	49,39,422
Whole-time directors								–	
Dr. Vishal Sikka [4]	4.41	–	0.15	4.56	–	–	4.56	[10] 54,134	–
Srinath Batni [5]	0.19	0.44	0.03	0.66	1.22	–	1.88	–	10,89,694
B. G. Srinivas [6]	1.08	0.53	–	1.61	2.82	–	4.43	–	20,030
U. B. Pravin Rao	0.67	1.50	0.12	2.29	3.79	–	6.08	–	2,77,760
Independent directors								–	
K. V. Kamath	–	–	–	–	–	1.97	1.97	–	
Dr. Omkar Goswami [7]	–	–	–	–	–	0.61	0.61	–	15,800
R. Seshasayee	–	–	–	–	–	1.03	1.03	–	124
Ravi Venkatesan	–	–	–	–	–	0.84	0.84	–	–
Prof. Jeffrey S. Lehman	–	–	–	–	–	1.20	1.20	–	–
Carol M. Browner						0.85	0.85	–	–
Prof. John W. Etchemendy [8]						0.23	0.23	–	–
Roopa Kudva [9]	–	–	–	–	–	0.11	0.11	–	–
Kiran Mazumdar-Shaw	–	–	–	–	–	0.76	0.76	–	400

[1] For the period April 1, 2014 to October 10, 2014
[2] For the period April 1, 2014 to October 10, 2014
[3] For the period April 1, 2014 to July 31, 2014
[4] From the period June 14, 2014 to March 31, 2015
[5] For the period April 1, 2014 to July 31, 2014
[6] For the period April 1, 2014 to June 10, 2014
[7] For the period April 1, 2014 to December 31, 2014
[8] From the period December 04, 2014 to March 31, 2015
[9] From the period February 04, 2015 to March 31, 2015
[10] On recommendation of the nomination and remuneration committee, Dr. Vishal Sikka was granted 54,134 RSUs (adjusted for bonus issue in December 2014) at an exercise price at par value. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement.

Service contracts, notice period, severance fees

The executive directors have entered into employment contracts with the Company. Dr. Vishal Sikka's executive employment contract begins on June 14, 2014 and terminates on June 13, 2019. His notice period is 90 days, or such period as is mutually agreed between him and the Board. If during the employment term, the Company terminates Dr. Vishal Sikka's employment with the Company other than for cause, or due to his death or disability, or if Dr. Vishal Sikka resigns for good reason, or his employment is not renewed at the expiry of the employment term he will be entitled to receive continuing payments of severance pay at a rate equal to his base pay rate, as then in effect, for a period of 18 months and 18 times the liquidated payout paid in equal installments in accordance with the Company's payroll practices over a period of 18 months.

U. B. Pravin Rao's executive employment contract begins on January 10, 2014 and terminates on January 9, 2019. His notice period is six months, or such period as is mutually agreed between him and the Board.

None of our directors except Dr. Vishal Sikka is eligible for any severance pay.

Non-executive / independent directors' remuneration

As per Section 197 of the Companies Act, 2013, and the Articles of Association of the Company, a sum not exceeding 1% per annum of the net profits of the Company calculated in accordance with the provisions of the Section 198 of the Act, shall be paid and distributed among some or all of the directors of the Company (other than the managing director and whole-time directors) in a manner decided by the Board of Directors and this payment shall be made with respect to the profits of the Company for each year.

In accordance with Section 309 of the Companies Act, 1956, the shareholders of the Company at the thirty-first Annual General Meeting held on June 9, 2012 had by a special resolution approved the payment of remuneration to directors who are neither in the whole-time employment of the Company or a managing director (non-executive directors) for a period of five years commencing from April 1, 2013 to March 31, 2018. Although the approval is valid till March 31, 2018, we seek the approval of the members once more to comply with Section 197 of the Companies Act, 2013.

We have paid ₹7.60 crore to our non-executive directors for the year ended March 31, 2015.

The aggregate amount was arrived at according to the following criteria:

Particulars	in ₹ crore	in US $
Fixed Board fee	0.47	75,000
Board attendance fee [1]	0.16	25,000
Non-Executive Chairman fee	0.94	150,000
Chairperson – audit committee	0.19	30,000
Members – audit committee	0.13	20,000
Chairperson – other committees	0.13	20,000
Members – other committees	0.06	10,000
Travel fee (per meeting) [2]	0.06	10,000

Notes: 1 US $ = ₹62.50 as on March 31, 2015
[1] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend the four quarterly Board meetings and the Annual General Meeting (AGM).
[2] For directors based overseas, travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

An executive director may, with the prior consent of the Chairman of the Board, serve on the board of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to

benefit society. Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are listed elsewhere in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. The non-executive chairman of the Board and the Company Secretary, draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO and MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM of the shareholders. Additional meetings are held when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. Hence, we use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Nine Board meetings were held during the year ended March 31, 2015. These were held on April 15, 2014; June 12, 2014; June 14, 2014; (coinciding with the AGM of the shareholders); July 11, 2014; October 10, 2014; December 4, 2014; January 9, 2015; February 4, 2015 and February 11, 2015.

Attendance of directors during fiscal 2015

Name of the director	No. of meetings	
	Held	Attended
Narayana Murthy (1)	9	4
S. Gopalakrishnan (2)	9	5
S. D. Shibulal (3)	9	4
Srinath Batni (4)	9	4
B. G. Srinivas (5)	9	1
U. B. Pravin Rao	9	9
K. V. Kamath	9	9
Dr. Omkar Goswami (6)	9	4
Prof. Jeffrey S. Lehman	9	5
R. Seshasayee	9	8
Ravi Venkatesan	9	5
Prof. John W. Etchemendy (7)	9	1
Carol M. Browner	9	4
Roopa Kudva (8)	9	2
Kiran Mazumdar-Shaw	9	6
Dr. Vishal Sikka (9)	9	5
Ann M. Fudge (10)	9	–

Notes: Except B. G. Srinivas (resigned with effect from June 10, 2014), Ann M. Fudge (retired with effect from June 14, 2014), Dr. Vishal Sikka (appointed with effect from June 14, 2014), Prof. John W. Etchemendy (appointed with effect from December 4, 2014), Roopa Kudva (appointed with effect from February 4, 2015) and Ravi Venkatesan, all the above directors attended the Annual General Meeting held on June 14, 2014.

(1) Narayana Murthy ceased to be a director with effect from October 10, 2014
(2) S. Gopalakrishnan ceased to be a director with effect from October 10, 2014
(3) S. D. Shibulal ceased to be a director with effect from July 31, 2014
(4) Srinath Batni ceased to be a director with effect from July 31, 2014
(5) B. G. Srinivas ceased to be a director with effect from June 10, 2014
(6) Dr. Omkar Goswami retired from the Board with effect from December 31, 2014
(7) Prof. John W. Etchemendy was appointed as a director with effect from December 4, 2014
(8) Roopa Kudva was appointed as a director with effect from February 4, 2015
(9) Dr. Vishal Sikka was appointed as a director with effect from June 14, 2014
(10) Ann M. Fudge retired from the Board with effect from June 14, 2014

Availability of information to Board members

The Board has unrestricted access to all Company-related information including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, nomination and remuneration, risk and strategy, stakeholders relationship and corporate social responsibility committees, and abstracts of circular resolutions passed
- The Board minutes of the subsidiaries
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers below the Board level, including appointment or removal of the Chief Financial Officer and Company Secretary, if any
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluents or pollution
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies, or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or Intellectual Property (IP)
- Any significant development involving human resource management
- Sale of a material nature, or of investments, subsidiaries and assets, which are not part of the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance with any regulatory, statutory or listing requirements, as well as shareholder services, such as non-payment of dividend and delays in share transfer

Discussion with independent directors

Pursuant to Schedule IV of the Companies Act, 2013 and the Rules made thereunder, the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management. All the independent directors of the Company shall strive to be present at such meetings. The meeting shall review the performance of non-independent directors and the Board as a whole; review the performance of the chairman of the Board, taking into account the views of the executive directors and non-executive directors; assess the quality, quantity and timeliness of flow of information between the Management and the board that is necessary for it to effectively and reasonably perform its duties.

Even before the Companies Act, 2013 came into effect, our Board's policy mandated that our independent directors hold quarterly meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, board movements, HR matters and performance of executive members of the Board including the chairman.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and

directors, the Management, subsidiaries or relatives, except for those disclosed in the *Board's report*. The detailed information on materially significant related party transactions is annexed to the *Board's report*.

C. Board committees

Currently, the Board has five committees: the audit committee, nomination and remuneration committee, stakeholders relationship committee, risk and strategy committee and corporate social responsibility (CSR) committee. All committees except the CSR committee consist entirely of independent directors.

The Board, in consultation with the nomination and remuneration committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The Non-Executive Chairman of the Board, in consultation with the Company Secretary and the committee Chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee ('the committee') comprised four independent directors as on March 31, 2015:

- R. Seshasayee, *Chairperson and Financial Expert*
- K. V. Kamath
- Prof. Jeffrey S. Lehman
- Ravi Venkatesan

The Company Secretary acts as the secretary to the committee.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India (NSE). We are also listed on the New York Stock Exchange (NYSE), NYSE Euronext Paris, and the NYSE Euronext London stock exchanges. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by the NYSE.

The primary objective of the committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors.

The audit committee charter is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

Audit committee attendance

Four audit committee meetings were held during the year – on April 14, 2014; July 10, 2014; October 09, 2014 and January 08, 2015. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
R. Seshasayee	4	4
K. V. Kamath	4	4
Prof. Jeffrey S. Lehman	4	4
Ravi Venkatesan [(1)]	4	3

[(1)] *Inducted as a member of the committee with effect from July 10, 2014*

Audit committee report for the year ended March 31, 2015

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, Section 149 of the Companies Act, 2013 and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles (GAAP), and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the remuneration, appointment and terms of appointment of the Company's internal and independent auditors.

In this context, the committee discussed the overall scope and plans for the independent audit with the Company's auditors. The Management shared the Company's financial statements prepared in accordance with the Indian GAAP and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board with the committee. The committee discussed with the auditors, in the absence of the Management (whenever necessary), regarding the Company's audited financial statements, including the auditors' judgment about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgment and the clarity of disclosures in the financial statements.

The committee also discussed other matters required by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1. AU Section 380) – the auditor's communication with those charged with governance, and by the Sarbanes-Oxley Act 2002, with the auditors.

Relying on the review and discussions conducted with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Indian GAAP and IFRS.

The committee has also reviewed the internal control over financial reporting put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the Company's internal control over financial reporting.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided written disclosures and a letter for applicable requirements of the Public Company Accounting Oversight Board to the committee. This is regarding the auditor's communication with the committee concerning independence, based on which the committee discussed the auditors' independence with both the Management and the auditors. After the review, the committee expressed its satisfaction on the independence of both the internal and the independent auditors. The committee also considered whether any non-audit services provided by the independent audit firm could impair such auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board to the NYSE and NYSE Euronext London and NYSE Euronext Paris under the relevant rules of the exchanges on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit committee charter.

Based on the committee's discussion with the Management and the auditors, its review of the representations of the Management and the report of the auditors, the committee has recommended the following to the Board:

The audited financial statements prepared as per Indian GAAP of Infosys Limited for the year ended March 31, 2015 be accepted by the Board as a true and fair statement of the financial status of the Company.

The audited consolidated financial statements prepared as per Indian GAAP of Infosys Limited and its subsidiaries for the year ended March 31, 2015, be accepted by the Board as a true and fair statement of the financial status of the Group.

The audited consolidated financial statements prepared in Indian rupee as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2015, be accepted by the Board as a true and fair statement of the financial status of the Group.

The audited consolidated financial statements prepared in US dollar as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2015, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the SEC.

The committee has recommended to the Board the ratification of re-appointment of B S R & Co. LLP, Chartered Accountants, as the statutory auditors of the Company, to audit standalone (Indian GAAP) financial statements and consolidated (Indian GAAP and IFRS) financial statements to hold office from the conclusion of the ensuing AGM to the conclusion of the third consecutive AGM, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India, as independent auditors of the Company for the IFRS (USD) financial statements, for the fiscal year ending March 31, 2016.

The committee recommended the appointment of Singhvi, Dev & Unni (SDU), Chartered Accountants, as the internal auditors of the Company for the fiscal year ending March 31, 2016, to review various operations of the Company, and determined and approved the fee payable to them. The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

The committee recommended the appointment of Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as secretarial auditor for the fiscal year ending March 31, 2016 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.

In January 2015, the Board adopted the revised Whistleblower Policy that adopts global best practices. The Company had established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct and Ethics. It also provides for adequate safeguards against the victimization of directors and employees who avail of the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. We further affirm that no director or employee has been denied access to the audit committee during fiscal 2015. The Whistleblower Policy is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx* and is attached as annexure to the *Board's report*.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Chennai
April 24, 2015

R. Seshasayee
Chairperson and Financial Expert

2. Corporate social responsibility committee

Our CSR committee ('the committee') comprised three independent directors and the CEO and MD as on March 31, 2015 :

- K. V. Kamath, *Chairperson*
- R. Seshasayee
- Kiran Mazumdar-Shaw
- Dr. Vishal Sikka

Over the years, we have been striving to achieve a fine balance of economic, environmental and social imperatives, while also paying attention to the needs and expectations of our internal as well as external stakeholders. Our corporate social responsibility is not limited to philanthropy, but encompasses holistic community development, institution building and sustainability related initiatives.

The purpose of the committee is to formulate and monitor the CSR policy of the Company. The CSR committee has adopted a policy that intends to :

- strive for economic development that positively impacts the society at large with a minimal resource footprint.
- be responsible for the corporation's actions and encourage a positive impact through its activities on the environment, communities and stakeholders.

The committee will be overseeing the activities / functioning of Infosys Foundation in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The committee will also be assisted by the Infosys Foundation in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR committee charter and the CSR policy of the Company is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*.

CSR committee attendance

Four CSR committee meetings were held during the year – July 1, 2014; July 11, 2014; October 10, 2014 and January 10, 2015. The attendance details of the committee meetings are as follows :

	No. of meetings	
	Held	Attended
K. V. Kamath	4	4
R. Seshasayee	4	4
Kiran Mazumdar-Shaw	4	4
Dr. Vishal Sikka [1]	4	2
S. D. Shibulal [2]	4	2

[1] *Inducted as a member of the committee with effect from July 10, 2014*
[2] *Ceased to be a member of the committee with effect from July 11, 2014*

Corporate social responsibility committee report for the year ended March 31, 2015

The CSR report for the year ended March 31, 2015 is attached as *Annexure 8* to the *Board's report*.

3. Nomination and remuneration committee

Our nomination and remuneration committee ('the committee') comprised five independent directors as on March 31, 2015 :

- Prof. Jeffrey S. Lehman, *Chairperson*
- K. V. Kamath
- Carol M. Browner
- R. Seshasayee
- Kiran Mazumdar-Shaw

In accordance with the requirements of Section 178 of the Companies Act, 2013 and the revised Clause 49 of the Listing Agreement with the National Stock Exchange and BSE Limited, the Board, at its meeting held on October 10, 2014, merged the existing nominations and governance

committee with the management development and compensation committee to constitute the nomination and remuneration committee. The purpose of the committee is to oversee the nomination process for the top-level management and the executive remuneration structure. The committee identifies, screens and reviews individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and recommends, for approval by the Board, nominees for election at the AGM. It also designs and continuously reviews the compensation program for our CEO and senior executives against the achievement of measurable performance goals, and structures senior executive compensation to ensure it is competitive in the global markets in which we operate in order to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. The committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The committee shall annually review and approve for the CEO and MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

The committee will review and discuss all matters pertaining to candidates and will evaluate the candidates in accordance with a process that it sees fit, passing on the recommendations to the Board. The committee coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a half-yearly basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The nomination and remuneration committee charter and policy is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*. Further the nomination and remuneration policy of the Company is attached as annexure 4 to the *Board's report*.

Management development and compensation committee attendance

Prior to the merger, there were three MDCC meetings held on April 15, 2014, June 11, 2014 and July 11, 2014. The attendance details of the MDCC meetings are as follows:

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	3	3
K. V. Kamath	3	3
Dr. Omkar Goswami	3	3
Carol M. Browner (1)	3	1

(1) *Inducted as a member of the committee with effect from July 10, 2014*

Nominations and governance committee attendance

Prior to the merger, there were three nominations and governance committee meetings held on April 14, 2014, June 11, 2014 and July 11, 2014. The attendance details of the nominations and governance committee meetings are as follows:

	No. of meetings	
	Held	Attended
K. V. Kamath	3	3
R. Seshasayee	3	3
Kiran Mazumdar-Shaw	3	3

Nomination and remuneration committee attendance

Post-merger, the nomination and remuneration committee held one meeting during the fiscal year ended March 31, 2015 on January 08, 2015. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	1	1
K. V. Kamath	1	1
Carol M. Browner	1	1
R. Seshasayee	1	1
Kiran Mazumdar-Shaw	1	1

Nomination and remuneration committee report for the year ended March 31, 2015

The committee believes that sound succession planning of the senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions keeping in line with the policy devised on Board diversity.

During the year, the committee recommended the appointment of Dr. Vishal Sikka as the CEO and Managing Director. Dr. Sikka was a member of the Executive Board of SAP AG, leading all products and driving innovation globally. He has worked closely with leaders of global companies in building breakthrough business solutions. At SAP, he was responsible for all products, from traditional and cloud-based applications to technology and platform products including HANA, analytics, mobile and middleware. In addition, Dr. Sikka led multiple initiatives to accelerate innovation and research at SAP. He holds a Ph.D. in computer science from Stanford University, U.S.

During the year, the committee nominated Prof. John W. Etchemendy to the Board. John is the provost of Stanford University and the Patrick Suppes Family Professor of Humanities and Sciences. He is also a faculty member of the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI), Stanford University, U.S.

During the year, the committee nominated Roopa Kudva to the Board. Roopa is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the Reserve Bank of India. She regularly features in lists of the most powerful women in business compiled by prominent publications, including *Fortune* and *Business Today*.

During the year, the committee discussed the retirement of members of the Board according to statutory requirements. As per the provisions under Companies Act, 2013, Independent directors are not liable to retire by rotation. As such none of the independent directors will retire at the ensuing AGM.

Further, as per the provisions of the Companies Act, 2013, U. B. Pravin Rao will retire in the ensuing AGM. The committee considered his performance and recommended that the shareholders may consider the necessary resolutions for the re-appointment of U. B. Pravin Rao.

During the year, the committee, under the guidance of the Board, also formulated the criteria and framework for the performance evaluation of every Director on the Board including executive and independent directors and identified ongoing training and education programs to ensure that non-executive directors are provided with adequate information regarding the business, the industry and their legal responsibilities and duties.

Sd/-

Chennai
April 24, 2015

Prof. Jeffrey S. Lehman
Chairperson

4. Risk and strategy committee

Our risk and strategy committee ('the committee') comprised four independent directors:

- Ravi Venkatesan, *Chairperson*
- R. Seshasayee
- Kiran Mazumdar-Shaw
- Carol M. Browner

'Strategy' being one of the important aspects of risk management, it was proposed to change the name of the 'risk management committee' to 'risk and strategy committee'. The Board, at its meeting held on January 9, 2015, approved the name change.

The purpose of the committee is to assist the Board in fulfilling its corporate governance duties by overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. The risk management committee is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

The risk and strategy committee charter is available on our website, *http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx*. Further the risk and strategy framework of the Company is annexed to the *Board's report*.

Risk and strategy committee attendance

The committee held four meetings during the year ended March 31, 2015. These were held on April 11, 2014; July 10, 2014; October 9, 2014 and January 8, 2015. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Ravi Venkatesan	4	4
R. Seshasayee	4	4
Kiran Mazumdar-Shaw	4	4
Carol M. Browner (1)	4	3
Dr. Omkar Goswami (2)	4	3

(1) *Inducted as a member of the committee with effect from July 10, 2014*
(2) *Ceased to be a member of the committee with effect from December 31, 2014*

Risk and strategy committee report for the year ended March 31, 2015

The committee reviewed the Company's risk management practices and activities on a quarterly basis. This included review of risks to the achievement of key business objectives covering growth, profitability, talent aspects, operational excellence and actions taken to mitigate these. Further, the trend lines of top risks in terms of exposure, risk levels, potential impact and progress of mitigation plans were reviewed along with key operational risks. As per the scheduled annual calendar, the committee reviewed risk management in the areas of competitive position in key market segments, business momentum relative to competition, talent supply chain and engagement, information security, high-risk projects, contracts management and financial risks. The committee also reviewed the results of the annual risk survey and discussed priorities of risk mitigation. The members of the committee conducted deep dive exercises in the areas of quality and talent. The committee shared regular updates with the Board regarding all aspects of risk management.

While acknowledging the very competitive and dynamic nature of the business environment, the committee believes that the Infosys risk framework along with risk assessment, monitoring, mitigation and reporting practices are adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk and strategy committee charter.

Sd/-

Ravi Venkatesan
Chairperson

Chennai
April 24, 2015

5. Stakeholders relationship committee

The committee has the mandate to review and redress shareholder grievances.

Our stakeholders relationship committee ('the committee') comprised three independent directors as on March 31, 2015:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Ravi Venkatesan
- R. Seshasayee

David D. Kennedy was appointed as Executive Vice President, General Counsel and Chief Compliance Officer of the Company during fiscal 2015.

Stakeholders relationship committee attendance

The committee held four meetings during the year ended March 31, 2015. These were held on April 14, 2014; July 11, 2014; October 10, 2014 and January 8, 2015. The attendance details of the committee meetings are as follows:

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	4	4
Ravi Venkatesan	4	4
R. Seshasayee (1)	4	3
Dr. Omkar Goswami (2)	4	3

(1) *Inducted as a member of the committee with effect from July 10, 2014*
(2) *Ceased to be a member of the committee with effect from December 31, 2014*

Stakeholders relationship committee report for the year ended March 31, 2015

The committee expresses satisfaction with the Company's performance in dealing with investor grievances, and in its share-transfer system.

The details of complaints resolved during the fiscal year ended March 31, 2015 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend / Annual Report related	492	492	NIL

It has also been noted that the shareholding in dematerialized mode as on March 31, 2015 was 99.78% (99.77% as of March 31, 2014).

Sd/-

Prof. Jeffrey S. Lehman
Chairperson

Chennai
April 24, 2015

D. Management review and responsibility

Formal evaluation of officers

The nomination and remuneration committee of the Board approves the compensation and benefits for all executive Board members. Another committee, headed by our CEO and MD, reviews, evaluates and decides the annual compensation of our officers from the level of the Vice President and upwards.

Board interaction with clients, employees, institutional investors, the government and the media

The Non-Executive Chairman, the CEO and MD, Chief Operating Office and the Chief Financial Officer (CFO) represent the Company in interactions with investors, the media and various governments. In addition, the CEO and MD manages interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. The *Risk management report* forms part of this Annual Report.

Management's discussion and analysis

A detailed report on our *Management's discussion and analysis* forms part of this Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

As per the provisions of the Companies Act, 2013, U. B. Pravin Rao will retire in the ensuing AGM and being eligible, seek re-appointment. The Board recommends his appointment.

The Companies Act, 2013 provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company; and shall be eligible for re-appointment on the passing of a special resolution by the shareholders of the Company. Accordingly, all independent directors except Roopa Kudva who was appointed as additional director on February 4, 2015, were appointed by the shareholders either at the general meeting or through postal ballot as required under Section 149(10).

Further, Section 149(11) states that no independent director shall be eligible to serve on the Board for more than two consecutive terms of five years. Section 149(13) states that the provisions of retirement by rotation as defined in Sub-sections (6) and (7) of Section 152 of the Act shall not apply to such independent directors. None of the independent directors will retire at the ensuing AGM.

Communication to the shareholders

The quarterly report, along with additional information and official news releases are posted on our website, *www.infosys.com*. The reports contain select financial data extracted from the audited consolidated financial statements under the Indian GAAP, and unaudited consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in The *Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and *Udayavani* (a regional daily published from Bengaluru). Quarterly and annual financial statements, along with segmental information, are also posted on our website, *www.infosys.com*. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, *www.infosys.com*.

Investor grievance and share transfer

We have a Board-level stakeholders relationship committee to examine and redress shareholders' and investors' complaints. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The stakeholders relationship committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share-transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions are simpler and faster in electronic form. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the transfer.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate on corporate governance is annexed to the *Board's report*.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the *CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with Clause 49 of the Listing Agreement and the Companies Act, 2013, the Company has framed and adopted a Code of Conduct and Ethics ('the Code'). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, *www.infosys.com*.

All members of the Board, the executive officers and senior financial officers have affirmed compliance to the Code as on March 31, 2015.

A declaration to this effect, signed by the CEO and MD and the CFO, forms part of the *CEO and CFO certification*.

General body meetings

The details of the last three Annual / Extraordinary General Meetings are as follows :

Financial year ended	Date and time	Venue	Special resolution passed
March 31, 2012	June 9, 2012, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	Remuneration in the form of commission to non-executive directors
March 31, 2013	June 15, 2013, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None
	August 3, 2013 at 3 p.m. IST [(1)]	Christ University Auditorium, Hosur Road, Bengaluru, India	None
March 31, 2014	June 14, 2014 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	Contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the 'Products, Platforms and Solutions (PPS)' business and undertaking of the Company to EdgeVerve Systems Limited
	July 30, 2014 at 3 p.m. IST [(1)]	Christ University Auditorium, Hosur Road, Bengaluru, India	None

[(1)] *Extraordinary General Meeting*

Postal ballot

During the fiscal 2015, the Company passed the following special resolutions by postal ballot :

Special Resolutions	Votes cast in favour		Votes cast against		Date of declaration of results
	No. of votes	%	No. of votes	%	
To amend the Capital clause (Clause V) of the Memorandum of Association	38,19,49,174	99.98	72,126	0.02	November 21, 2014
To amend the Capital clause (Article 3) of the Articles of Association.	38,18,84,030	99.97	1,20,719	0.03	November 21, 2014
To accord consent to the issue of bonus shares in the ratio of one equity share for every one equity share held by the Member through the capitalization of reserves / surplus	38,17,86,175	99.98	83,677	0.02	November 21, 2014

The Company successfully completed the process of obtaining approval of its shareholders for special resolutions on the items detailed above, vide postal ballot. The Company also conducted a postal ballot in January 2015, seeking shareholders' approval, pertaining to the appointment of two independent directors by way of postal ballot, passed as ordinary resolutions.

Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries was appointed as the scrutinizer for carrying out the postal ballot process in a fair and transparent manner.

Procedure for postal ballot

In compliance with Clause 35B of the Listing Agreement and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company provides electronic voting facility to all its members, to enable them to cast their votes electronically. The Company engages the services of NSDL for the purpose of providing e-voting facility to all its members. The members have the option to vote either by physical ballot or e-voting.

The Company dispatches the postal ballot notices and forms along with postage prepaid business reply envelopes to its members whose names appear on the register of members / list of beneficiaries as on a cut-off date. The postal ballot notice is sent to members in electronic form to the email addresses registered with their depository participants (in case of electronic shareholding) / the Company's registrar and share transfer agents (in case of physical shareholding). The Company also publishes a notice in the newspaper declaring the details of completion of dispatch and other requirements as mandated under the Act and applicable Rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members desiring to exercise their votes by physical postal ballot forms are requested to return the forms duly completed and signed, to the scrutinizer on or before the close of voting period. Members desiring to exercise their votes by electronic mode are requested to vote before close of business hours on the last date of e-voting.

The scrutinizer submits his report to the Chairman, after the completion of scrutiny, and the consolidated results of the voting by postal ballot are then announced by the Chairman / authorized officer. The results are also displayed on the website of the Company, *www.infosys.com*, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The date of declaration of the results by the Company is deemed to be the date of passing of the resolutions.

Special resolutions proposed to be passed by way of postal ballot

The Board at its meeting held on April 24, 2015, recommended a bonus / stock dividend in the ratio of 1:1 and also approved the transfer of business of Finacle and Edge Services to EdgeVerve Systems Limited. In this connection, the Company will seek shareholders' approval for issuance of bonus shares / stock dividend, consequential amendments to the Memorandum of Association and the transfer of business of Finacle and Edge Services to the Company's subsidiary, EdgeVerve Systems Limited to be passed as special resolutions, through postal ballot.

None of the businesses proposed to be transacted in the ensuing AGM require the passing of a special resolution by way of postal ballot.

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement ('the Clause') mandates us to obtain a certificate from either the auditors or practicing Company Secretaries regarding the compliance to conditions of corporate governance as stipulated in the Clause, and append the certificate with the *Board's report*, which is sent annually to all our shareholders. We have obtained a certificate to this effect, which is provided as an Annexure to the *Board's report*. The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements, and the adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report.

The Clause further states that a half-yearly declaration of financial performance, including a summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through mail, telephone and face-to-face meetings at investor conferences, Company visits or special events.

Online communication channels using the internet are also widely used for communicating with our investors. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings on several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, *www.infosys.com*.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines, 2009

The Ministry of Corporate Affairs (MCA), Government of India, published the Corporate Governance Voluntary Guidelines in 2009. These guidelines encourage the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standards of corporate governance. These guidelines provide a framework for Indian companies to govern themselves voluntarily according to the highest standards of ethical and responsible conduct of business. The MCA hopes that the adoption of these guidelines will also translate into a much higher level of stakeholders' confidence, which is crucial to ensure the long-term sustainability of and value-generation by

businesses. The guidelines broadly focus on areas such as the Board, the responsibilities of the Board, audit committee functions, roles and responsibilities, the appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

SEBI, with a view to improving corporate governance standards in India and to enhance the transparency and integrity of the market, constituted a committee on corporate governance under the chairmanship of Narayana Murthy. The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the N. R. Narayana Murthy Committee on corporate governance in Clause 49. A revised Clause 49 was made effective October 1, 2014. We fully comply with the revised Clause 49 of the Listing Agreement.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed a committee on corporate governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. SEBI adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000

Euroshareholders is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. Its guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

We comply with the findings and recommendations of the Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence in the American capital markets. The commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The Organisation for Economic Co-operation and Development (OECD) principles on corporate governance was first released in 1999 and revised in 2014. The principles are part of the 12 key standards for international financial stability of the Financial Stability Board. The OECD reviews the principles regularly for relevance and usefulness and to take into account recent developments in the corporate sector. We comply with the recommendations of the OECD.

United Nations Global Compact

The United Nations Global Compact (UNGC) is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with its ten principles which cover human rights, labor, environment and corruption. We have been a signatory to the UNGC since 2001 and have consistently adopted the ten principles in our corporate governance framework.

The Global Compact incorporates a transparency and accountability policy known as the Communication on Progress (COP). As a signatory to the UNGC, we report our progress to UNGC's COP every year. The annual posting of the COP is an important demonstration of our commitment to the UNGC's principles. We believe that the posting on COP reinforces our commitment to progress on the goals that we have taken up for running our business sustainably. Refer to the COP disclosure for the year 2013-14 here : *https://www.unglobalcompact.org/COPs/advanced/88551*

UNGC also recommends standard tools for reporting organizations on the COP such as the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. We follow the GRI G4 reporting guidelines for our Sustainability reporting. We are also a signatory to the CDP. We have been identified as a company leading climate change action. We have secured a score of 92, which has earned us a 'Performance Band A' rating on the CDP's Global Climate Performance Leadership Index (CPLI) and Supplier Climate Performance Leadership Index (SCPLI).

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145/- per share, compared to the IPO price of ₹95/- per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450/- each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10/- each) at US $34 per ADS under the ADS Program, and the same were listed on the NASDAQ National Market. All the above data is unadjusted for the issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary sponsored ADR issues of US $294 million, US $1.1 billion and US $1.6 billion, respectively.

During fiscal 2012, we changed our name from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner for our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed the same in the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris markets. The delisting and listing was made to leverage the NYSE Euronext partnership, since both the U.S. and Europe are home to many of our investors, clients and employees.

The Company's financial year begins on April 1 and ends on March 31, every year. The address of our registered office is Electronics City, Hosur Road, Bengaluru 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal year	1986	1989	1991	1992	1994	1997	1999	2005	2007	(1) 2015	(2) 2016
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1	1:1	1:1

Notes: In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2 to 1 in fiscal 2000.

(1) The Company had allotted bonus shares in the ratio of 1:1 pursuant to a bonus issue approved by shareholders in December 2014.

(2) The Board, in its meeting held on April 24, 2015, has considered, approved and recommended bonus issue of 1:1, as on a record date to be determined, subject to shareholders' approval.

Dividend policy

Our earlier policy was to pay dividend of up to 40% of the consolidated post-tax profits. At the Board meeting held on April 24, 2015, the Board decided to increase the dividend payout ratio to up to 50% of consolidated post-tax profits effective fiscal 2015.

Unclaimed dividend

Section 124 of the Companies Act, 2013 (Section 205A of the Companies Act, 1956) mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to the IEPF :

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2008	Final (2)	27.25	Jun 14, 08	Jul 13, 15	24,48,324
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	17,67,780
	Final	13.50	Jun 20, 09	Jul 25, 16	16,30,591
2010	Interim	10.00	Oct 09, 09	Nov 14, 16	13,64,120
	Final	15.00	Jun 12, 10	Jul 17, 17	18,04,800
2011	Interim (3)	40.00	Oct 15, 10	Nov 20, 17	29,30,480
	Final	20.00	Jun 11, 11	Jul 16, 18	21,77,680
2012	Interim	15.00	Oct 12, 11	Nov 17, 18	18,16,560
	Final (4)	32.00	Jun 09, 12	Jul 14, 19	28,16,320
2013	Interim	15.00	Oct 12, 12	Nov 17, 19	19,68,900
	Final	27.00	Jun 15, 13	Jul 20, 20	30,06,396
2014	Interim	20.00	Oct 18, 13	Nov 23, 20	33,43,400
	Final	43.00	Jun 14, 14	Jul 19, 21	27,64,427
2015	Interim	30.00	Oct 10, 14	Nov 14, 21	25,75,890

(1) Amount unclaimed as on March 31, 2015.

(2) Includes special dividend of ₹20/- per share.

(3) Includes 30th year special dividend of ₹30/- per share.

(4) Includes special dividend of ₹10/- per share on the successful completion of 10 years of Infosys BPO operations.

The Company sends periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to the IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal year	Amount (₹)
2015	13,06,229
2014	11,06,794
2013	5,47,274

Investor services

Tentative calendar

Quarter ending	Earnings release	Trading window closure
Jun 30, 2015	Jul 21, 2015	Jun 26, 2015 to Jul 23, 2015
Sep 30, 2015	Oct 12, 2015	Sep 16, 2015 to Oct 14, 2015
Dec 31, 2015	Jan 14, 2016	Dec 16, 2015 to Jan 16, 2016
Mar 31, 2016	Apr 15, 2016	Mar 16, 2016 to Apr 17, 2016

Annual General Meeting

Date and time	June 22, 2015, Monday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bengaluru 560 029
Book closure date	June 17, 2015
Dividend payment date	June 24, 2015

Investor awareness

We are committed to maintaining the highest standards of corporate governance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, *www.infosys.com*. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, and answer any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in the electronic form. Through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2015, 99.78% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2015 are as follows:

Category	Number of		% to total
	shareholders	shares	equity
Demat mode			
NSDL	3,40,809	1,13,36,94,135	98.71
CDSL	98,642	1,22,92,480	1.07
Total	4,39,451	1,14,59,86,615	99.78
Physical mode	410	24,85,717	0.22
Grand total	4,39,861	1,14,84,72,332	100.00

To enable us to serve our investors better, we request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants.

Secretarial audit

Pursuant to Section 204 of the Companies Act, 2013 and Rules thereunder, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 2013, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI), as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid-up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2015	2014	2015	2014
Dividend / Annual Report related	492	688	492	688

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated email address for investor services

In terms of Clause 47(f) of the Listing Agreement, the designated email address for investor complaints is *investors@infosys.com*.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as on March 31, 2015 are as follows:

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India (1)	5,52,74,758	4.81
Oppenheimer Developing Markets Fund (2)	3,52,52,415	3.07
Abu Dhabi Investment Authority (2)	3,01,35,202	2.62
Government of Singapore (2)	2,39,54,468	2.09
HDFC Trustee Co. Ltd. (3)	1,72,99,435	1.51
Vanguard Emerging Markets Stock Index Fund (2)	1,72,66,663	1.50
Franklin Templeton Investment Funds (2)	1,39,04,117	1.21
Stichting Pensioenfonds ABP (2)	1,25,73,492	1.09
ICICI Prudential Life Insurance Company Limited (1)	1,22,29,311	1.06

(1) *Insurance company*

(2) *Foreign institutional investor*

(3) *Indian mutual fund*

Distribution of shareholding as on March 31, 2015

Category (shares)	No. of holders	% to holders	No. of shares	% to equity
1	4,882	1.11	4,882	0.00
2-10	1,29,420	29.42	8,68,676	0.08
11-50	1,85,041	42.07	48,71,693	0.42
51-100	51,317	11.67	40,64,264	0.35
101-200	30,182	6.86	47,53,955	0.41
201-500	18,262	4.15	60,25,661	0.52
501-1,000	7,096	1.61	52,78,063	0.46
1,001-5,000	8,552	1.94	1,88,47,835	1.64
5,001-10,000	1,861	0.42	1,33,30,786	1.16
10001 & Above	3,248	0.74	1,09,04,26,517	94.95
Total	4,39,861	100.00	1,14,84,72,332	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 70, as against 40 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY UN

The listing fees for fiscal 2016 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

Shareholding pattern

Category	March 31, 2015			March 31, 2014		
	Shareholders (No.)	Voting strength (%)	Number of shares held	Shareholders (No.)	Voting strength (%)	Number of shares held
Founders holding						
Indian founders	19	13.08	15,02,15,636	19	15.94	9,15,08,078
Total founders holding (A)	19	13.08	15,02,15,636	19	15.94	9,15,08,078
Public shareholding						
Institutional investors						
Mutual funds	382	5.29	6,07,84,954	357	4.58	2,63,17,182
Banks, financial institutions and insurance companies	229	9.81	11,26,36,359	223	9.08	5,21,27,539
Foreign institutional investors	923	37.96	43,59,79,762	984	42.10	24,17,68,875
Others	–	–	–	1	–	2,974
Non-institutional investors						
Private corporate bodies	3,124	0.81	92,80,988	2,851	0.47	27,03,409
Individual shareholders	4,25,946	9.49	10,89,88,844	3,64,680	9.95	5,71,56,965
NRIs / OCBs / foreign nationals	9,179	6.68	7,66,78,888	7,211	1.15	65,90,519
Trusts [(1)]	58	0.68	78,32,920	53	0.63	35,89,965
Qualified foreign investor	–	–	–	–	–	–
Total public shareholding (B)	4,39,841	70.72	81,21,82,715	3,76,360	67.96	39,02,57,428
Equity shares underlying ADS (C)	1	16.20	18,60,73,981	1	16.10	9,24,70,660
Total (A + B + C)	4,39,861	100.00	[(2)] 1,14,84,72,332	3,76,380	100.00	57,42,36,166

[(1)] Includes treasury shares of 56,67,200 as of March 31, 2015 and 28,33,600 as of March 31, 2014, held by Infosys Limited Employees' Welfare Trust.

[(2)] The total number of shares has increased due to the issuance of bonus shares in December 2014 in the ratio 1:1.

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE 30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, Dow Jones Global Titans 50 and NYSE. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	(BSE & NSE) (No.)
2014							
April	1,685.90	1,571.50	30,88,180	1,694.00	1,571.20	4,30,80,244	4,61,68,424
May	1,668.70	1,447.00	52,33,350	1,670.00	1,440.00	5,59,57,256	6,11,90,606
June	1,667.50	1,475.00	39,79,754	1,669.70	1,475.00	5,37,40,750	5,77,20,504
July	1,714.68	1,594.10	25,36,368	1,716.00	1,592.90	4,26,21,676	4,51,58,044
August	1,824.38	1,666.00	19,30,342	1,825.00	1,665.00	3,45,00,828	3,64,31,170
September	1,896.48	1,778.25	27,42,074	1,897.50	1,777.78	4,28,27,294	4,55,69,368
October	2,035.00	1,800.00	40,27,112	2,033.00	1,786.35	5,85,87,526	6,26,14,638
November	2,199.50	2,017.40	21,64,938	2,199.00	2,016.23	3,83,90,158	4,05,55,096
December	2,200.50	1,898.00	80,63,060	2,201.10	1,896.30	10,27,72,914	11,08,35,974
2015							
January	2,222.00	1,914.10	50,27,583	2,225.00	1,913.05	5,81,21,939	6,31,49,522
February	2,335.20	2,103.05	18,51,141	2,336.00	2,102.00	3,44,43,651	3,62,94,792
March	2,313.50	2,130.00	23,03,093	2,313.90	2,132.00	3,54,99,347	3,78,02,440
Total			4,29,46,995			60,05,43,583	64,34,90,578
Volume traded / Average outstanding shares (%)	FY 2015		5			62	67
	FY 2014		5			61	66
	FY 2013		6			59	65

Notes : Adjusted for bonus issue.

The number of shares outstanding is 96,23,98,351. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2014					
April	27.95	25.46	1,685.64	1,535.45	6,26,37,624
May	27.46	25.03	1,623.16	1,479.52	7,14,53,700
June	27.63	25.52	1,662.77	1,535.79	5,96,88,764
July	28.25	26.34	1,710.82	1,594.85	6,31,96,356
August	29.94	27.32	1,811.07	1,652.86	5,06,43,534
September	31.08	29.23	1,919.19	1,804.64	6,99,88,704
October	33.46	29.54	2,053.13	1,812.56	10,42,05,192
November	35.13	32.90	2,178.80	2,040.79	4,33,56,549
December	35.18	30.41	2,217.75	1,917.05	5,64,47,738
2015					
January	35.85	30.78	2,218.04	1,904.36	6,20,60,809
February	37.28	34.05	2,305.09	2,105.65	3,86,35,964
March	37.09	34.38	2,318.13	2,148.75	5,67,04,167
Total					73,90,19,101

Notes: Adjusted for bonus issue.

1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as on March 31, 2015 was 18,60,73,981. The percentage of volume traded for the year at all the stock exchanges overseas, to the total float was 397%.

ADS premium compared to price quoted on BSE



(₹)
(%)
2,500
2,000
1,500
1,000
500
0
4.00
2.00
0
(2.00)
(4.00)
(6.00)

	Apr 14	May 14	Jun 14	Jul 14	Aug 14	Sep 14	Oct 14	Nov 14	Dec 14	Jan 15	Feb 15	Mar 15
ADR (₹)	1,686	1,623	1,663	1,711	1,811	1,919	2,053	2,179	2,218	2,218	2,305	2,318
Equity (₹)	1,686	1,669	1,668	1,715	1,824	1,896	2,035	2,200	2,201	2,222	2,335	2,314
Premium (%)	(0.02)	(2.73)	(0.28)	(0.23)	(0.73)	1.20	0.89	(0.94)	0.78	(0.18)	(1.29)	0.20

Notes: Represents monthly high of our ADSs listed on NYSE compared to monthly high of our equity shares listed on BSE.

Outstanding ADSs

Our ADSs, as evidenced by American Depositary Receipts (ADRs), are traded in the U.S. on the NYSE at New York, NYSE Euronext London and NYSE Euronext Paris under the ticker symbol 'INFY'. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and NYSE Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As on March 31, 2015, there were 32,919 record holders of ADRs evidencing 18,60,73,981 ADSs (1 ADS = 1 equity share).

Infosys share price versus the BSE Sensex


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Notes: Adjusted for bonus issues and stock split
Base 100 = April 1, 2014

Share price chart

We caution that the historical stock price performance shown in the following graph should not be considered indicative of potential future stock price performance.


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Notes: Adjusted for bonus issues and stock split
Base 100 = February 1993

Investor contacts

For queries relating to financial statements

Rajiv Bansal
Chief Financial Officer
Tel : 91 80 2852 1705
Fax : 91 80 2852 0754
Email : rajivbansal@infosys.com

Investor correspondence

Sandeep Mahindroo
Assistant Financial Controller
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

Manikantha A. G. S.
Interim Company Secretary
Tel : 91 80 4116 7775 Fax : 91 80 2852 0754
Email : manikantha_ags@infosys.com

For queries relating to business responsibility report

Aruna C. Newton
Associate Vice President
Tel : 91 80 4961 4243
Email : arunacnewton@infosys.com

Registrar and share-transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Karvy Selenium Tower B, Plot 31-32, Gachibowli
Financial District, Nanakramguda, Hyderabad – 500 032
Tel : 91 40 6716 1559
Email : shobha.anand@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Global Equity Services – Depositary Receipts
New York 10005, NY, U.S.
Tel : 1 212 250 2500 Fax : 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking / Global Equity Services –
Depositary Receipts, The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel : 91 22 7180 4444 Fax : 91 22 7180 4122

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Elmac House, Ground Floor (Opp. Empire Complex)
414, Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India.
Tel : 91 22 6757 4314 / 4322 Fax : 91 22 6667 2740

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services
CTS-Services Aux Emetteurs
Les Grands Moulins De Pantin
9 Rue du Débarcadère
93761 Pantin Cedex, France
Tel : 33 1 57 43 19 46 Fax : 33 57 53 86 24

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2644 9000, 91 22 4045 9000
Fax : 91 22 2644 9019-22, 91 22 4045 9019-22

National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2659 8100 Fax : 91 22 2659 8120

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel : 91 22 2272 1233 Fax : 91 22 2272 1919

Outside India

New York
NYSE Euronext, New York
11 Wall Street, New York, NY 10005, U.S.
Tel : 1 212 656 3000 Fax : 1 212 656 5549

London
NYSE Euronext, London
Juxon House, 100 St. Paul's Churchyard
London EC4M 8BU
Tel : 44 20 7280 6850

Paris
NYSE Euronext, Paris
39 Rue Cambon
F 75039 Paris Cedex 01
Tel : 33 1 49 27 10 00

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th and 5th Floors
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel : 91 22 2499 4200 Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel : 91 22 2272 3333 Fax : 91 22 2272 3199

Business responsibility report

As a leader in the IT industry, we are committed to conducting our business responsibly. As part of our corporate strategy, *renew and new*, we are vigorously renewing our existing systems, and adopting innovations across the economic, social and environmental dimensions that not only benefit us but also our society. From launching solutions that fuel socio-economic progress, and pioneering new ways of making our campuses more energy-efficient, to enabling our employees on Design Thinking, we are relying on our culture of learning and education to amplify value for our stakeholders.

All of this is detailed in our Business Responsibility Report (BRR) for fiscal 2015. We have been publishing the BRR as part of our Annual Report since 2012. The BRR follows the National Voluntary Guidelines (NVGs) on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. We also publish a comprehensive Sustainability Report annually, independently assured by Det Norske Veritas Germanischer Lloyd (DNV GL), which follows the Global Reporting Initiative (GRI) G4 framework and is available on our website, http://www.infosys.com/investors/reports-filings.

Commitment to responsible business

At Infosys, it is of prime importance that our Company affairs are transparent, ethical and driven by our core value system. Our value system, which is encapsulated as C-LIFE, comprises the following:

- Client value: To surpass client expectations consistently
- Leadership by example: To set standards in our business and transactions, and be an exemplar for the industry and ourselves
- Integrity and transparency: To be ethical, sincere and open in all our transactions
- Fairness: To be objective and transaction-oriented, and thereby earn trust and respect
- Excellence: To strive relentlessly and constantly to improve ourselves, our teams, our services and our products, and to become the best


Client value
C-LIFE
Excellence
Leadership by example
Fairness
Integrity and transparency

We always strive to achieve the highest levels of responsible business. While our corporate governance practices are fair and transparent, we go beyond compliance. The key dimensions of our corporate governance framework are as follows:

Board governance

The Infosys Board of Directors ('the Board') has developed a robust corporate governance framework to ensure that we conduct our business responsibly. The appointments to the Board are made by the nomination and remuneration committee of the Board. The committee follows a core set of criteria based on the belief that an active, diverse, well-informed and independent Board will ensure the highest standards of corporate governance. At Infosys, the Board of Directors is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of our stakeholders. As on March 31, 2015, the majority of our Board members — eight out of 10 — are independent members. We follow the best practice of nominating an independent director as the chairperson of our committees such as the audit, Corporate Social Responsibility (CSR), nomination and remuneration, risk and strategy, and stakeholders relationship committees.

Corporate policies

Our corporate governance practices, including ethics and anti-corruption, apply across the Infosys Group, including our suppliers and partners. We firmly believe that following the highest standards of business conduct and ethics helps us run our business responsibly. Our Code of Conduct and Ethics helps us maintain the highest ethical standards for our employees. It complies with the legal requirements of applicable laws and regulations, including anti-bribery, the ethical handling of conflicts of interest, and the fair, accurate and timely disclosure of reports and documents that are filed with the required regulatory bodies. Every employee attends a session on values during his or her induction, and acknowledges the Code of Conduct and Ethics through a sign-up process. Additional policies, such as the Whistleblower Policy and Gift Policy, and the presence of a strong grievance redressal body help us maintain an uncompromising stand on value transgressions.

Enterprise risk management

Our enterprise risk management is based on a custom framework — PSPD: Predictability, Sustainability, Profitability, and De-risking — which form the four cornerstones of our de-risked business model. Through this framework, we identify, assess, monitor and mitigate risks in the long, medium and short terms. We have strong internal audit processes that help us manage our risks strategically.

Refer to the *Risk management report* for more details.

Sustainability focus

We believe that responsible business practices can not only lead to economic progress for us, but also sustainable progress for all our stakeholders. Our sustainability strategy encompasses economic, environmental and social imperatives, while paying attention to the needs and expectations of our internal and external stakeholders. Our leaders have been championing sustainability initiatives through global forums and bodies. We periodically communicate our progress on material aspects concerning our stakeholders. Regular discussions and reviews with the Board and its committees, senior management and other stakeholders across the organization help us work consistently towards fulfilling the expectations of our direct and indirect stakeholders.

Corporate social responsibility

The Infosys Foundation and the Infosys Foundation USA are the two trusts that have been created to take our CSR charter forward. As per the Companies Act, 2013, all companies having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more, or a net profit of ₹5 crore or more during any financial year will be required to constitute a CSR committee of the Board of Directors comprising three or more directors, at least one of whom will be an independent director, and to have a CSR Policy approved by the Board.

Our CSR committee ('the committee') comprises K. V. Kamath, Chairperson; R. Seshasayee, Kiran Mazumdar-Shaw and Dr. Vishal Sikka.

A comprehensive CSR Policy articulates our focus on (a) economic development that positively impacts our society with a minimal resource footprint, and (b) responsibility for our actions that affect the environment, communities and stakeholders.

For more information, refer to our CSR Policy on our website, *www.infosys.com*.

Sustainable value chain

We are a global leader in consulting, technology and outsourcing solutions. We help our clients in over 50 countries with our experience and expertise so that they have an edge over their competitors and serve their end-customers better. Our responsibility towards a sustainable value chain for our stakeholders is accomplished through optimization, innovation and compliance.

Our *renew* and *new* strategy envisages closer relationships with our stakeholders to provide better and more optimized solutions through automation and other cutting-edge technologies. Our endeavor to enrich the value chain of our clients has resulted in several innovative solutions. For instance, we adopted the engineering design methodology and tools — typically used in manufacturing — to create a model heart. The product that we built is now a valuable research and teaching aid, which is helping save lives and bringing down the time required for diagnosis and treatment. We were among the first to make large-scale use of light-weight advanced composites (instead of metal) to design lighter planes for a client. These airplanes — which burn 25% less engine fuel — now lead the next generation of commercial aircraft. Also, our cloud-based solution is enabling cars across the world to communicate with one another and other devices, in readiness for a world navigated by thinking, talking and intelligent automobiles.

Operational excellence through innovation

We pursue operational excellence to ensure that our clients reap the benefits of optimization. This is done through a renewed impetus on using the appropriate automation and intelligence tools internally and for our clients. We continue to make significant investments in quality programs and initiatives that further drive operational efficiencies.

Some of the processes, frameworks and tool innovations developed and deployed during fiscal 2015 are as follows:

Infosys Continuous Integration Platform (ICIP): This platform helps project teams embrace agility, enhance overall application quality and improve cycle time.

Infosys Transition Advantage (ITA): ITA is a differentiating transition management platform for seamless planning, execution and governance across all phases of simple, complex, multi-tower and multi-site transitions.

Program Management Center of Excellence (PgMCoE): Infosys' new program management framework, ENRICH, is based on best practices proposed by international program management standards and the learnings derived from Infosys' vast experience in executing large and complex programs.

Project Management Center of Excellence (PMCoE): PMCoE offers value-added enablement and consulting services to Infosys' project management community, to help achieve industry-leading project management performance.

Requirement Elicitation and Analysis Framework (REAP): This framework is being deployed to help establish accurate, complete and unambiguous requirements in projects where clients are not clear on the complete scope and require faster delivery.

Individual Productivity (IPr) Framework: As we continue to focus on frameworks to drive process efficiencies, we rolled out a first-of-its-kind framework to gauge efficiencies and effectiveness last year. We have seen considerable improvements in productivity levels, leading to business benefits for both the organization and clients.

Infosys' Comprehensive Quality approach: This approach looks at each lifecycle stage as a phase where defects and issues can be injected as well as detected by using methods and tools that allow for measurable and objective perspectives on the quality of applications. Be it application development or application maintenance, the Comprehensive Quality approach provides unified processes and tools to drive quality benefits.

Being a technology company, data security and privacy are two important aspects of our value chain. While we are an ISO 27001 certified company, we also comply with other industry-leading standards as applicable. Compliance on data security and privacy is accomplished through a well set up governance framework. Aspects related to the creation and protection of Intellectual Property (IP), and the importance of respecting those of others, are reinforced with our employees from time to time. A cross-functional Information Security Council, headed by a Board member, ensures the governance and senior management sponsorship of data privacy compliance activities.

Our Business Continuity Management System (BCMS), known as Phoenix, enables the identification of and preparedness to handle business disruptions, potential disasters and related risks. Our Chief Operating Officer, U. B. Pravin Rao, heads Phoenix.

Our Business Value Articulation (BVA) framework is an initiative comprising frameworks, methodologies, processes and systems to promote the articulation and assurance of business value for various engagements.

Influencing youth through gamification

The Infosys Enterprise Gamification platform allows enterprises to gamify their application portfolio, providing a suite of game mechanics such as points, badges, missions or goals and leaderboards. This year, we leveraged the Infosys Enterprise Gamification platform to launch a first-of-its-kind mobile-based banking solution for young people – Finacle Youth Banking. The digital banking solution, specially designed for young customers between the ages of 12 to 18, is aimed at making banking a fun experience, while giving them a sense of financial responsibility.

While the solution has several easy-to-use features, some of its other highlights are given below:

- Account holders will have freedom to operate their accounts. However, any transactions beyond preset limits will have to be approved by the guardian before completion.
- Interactive features include 'goal management' for savings, 'do transactions' for payments, fund transfers, online shopping, and gamification.
- This solution will give banks an opportunity to expand their millennial customer base, which is largely unbanked.
- Banks can deploy the solution seamlessly using the Finacle® suite of products or any other third-party or in-house-developed applications.

Our solutions have resulted in a substantial impact on our clients' value proposition to their end users. For more case stories on our solutions, visit our website, *www.infosys.com/investors/reports-filings*.

Extending goodwill to suppliers and partners

To strengthen responsible business practices in our supply chain, a four-stage integrated framework, called Visioning, Inculcating, Valuing, Assessing (VIVA), was conceptualized in fiscal 2013. Our Supply Chain Policy categorizes our suppliers into three broad categories – people, services and products. This year, we have institutionalized supplier risk assessment with the Enterprise Risk Management (ERM) framework at the organizational level. We have also created a comprehensive engagement model, called 3I (Involve, Influence and Inform), to meaningfully engage with our suppliers on material aspects. For more information on responsible supply chain, visit our website, *www.infosys.com/investors/reports-filings*.

Employee wellbeing

Our aim is to renew the businesses of our clients and help them edge ahead of the competition using next-generation technologies. Our ability to deliver the best solutions to our clients is highly dependent on the competency of our employees. Naturally, our employees are our most valued assets.

Our employees, our assets

We are committed to providing a work environment that is free from discrimination and harassment for all our employees. The Company is an equal-opportunity employer and makes employment decisions based on merit and business needs. The Company's policy prohibits harassment of any kind, including discrimination based on pregnancy, childbirth or related medical conditions, race, religion, creed, color, gender, national origin or ancestry, physical or mental disability, medical condition, marital status, age, or any other basis protected by laws of the governments where we operate.

Our CEO and MD, Dr. Vishal Sikka, believes that great products and solutions are created when there is a synthesis of different kinds of perspectives, and when there is diversity. We have set up a Global Diversity Council to equip our women employees with insights and opportunities as they tread the path to leadership. We also believe in hiring the best talent that will bring in diverse skills, backgrounds and understanding, to boost our business and economic performance.

The total number of our employees globally stands at 1,76,187 as on March 31, 2015, covering over 115 nationalities, and our employee base comprises approximately 35.1% women. Our employee distribution across region and gender over the last three years is as follows:

Region	As on March 31, 2015			As on March 31, 2014			As on March 31, 2013		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
India	1,03,541	55,106	1,58,647	95,267	48,854	1,44,121	92,887	47,579	1,40,466
APAC	3,374	2,765	6,139	2,879	2,633	5,512	3,140	2,721	5,861
Americas	4,431	1,737	6,168	4,177	1,594	5,771	4,409	1,573	5,982
EMEA	3,017	2,216	5,233	2,910	2,091	5,001	2,557	1,822	4,379
Total	1,14,363	61,824	1,76,187	1,05,233	55,172	1,60,405	1,02,993	53,695	1,56,688

Note: Permanent and fixed-term employees as per the base location

Our HR-personnel-to-employee ratio is guided by the best global standards and benchmarks. Most of our employees work as full-time, permanent employees. We have a *de minimis* number of employees working on a part-time / fixed-term contract. All employee benefits are provided to our permanent (full-time) and part-time / fixed-term employees based on the requirements mandated by the laws in the countries where we operate and the locations where we recruit.

Employee resource groups

We have set up specific employee resource groups to provide appropriate forums for the diverse needs of our employees as they represent diverse backgrounds, affinities and skills. These forums act as facilitators for community participation, networking, cultural enrichment and support based on gender, affinity, ability and sexual orientation. The groups design appropriate programs and initiatives such as peer-to-peer chat groups, leadership talks, conferences and special events to ensure assimilation and engagement of the diverse groups and communities within the larger workforce.

Guiding principles

We recognize the right to freedom of association through collective bargaining agreements in accordance with the laws of the land. A *de minimis* percentage of our employees are covered by Collective Bargaining Agreements (CBA). The number of employees covered under CBA worldwide is as follows:

Operating location	Total no. of employees as on March 31, 2015	No. of employees covered under CBA
Brazil	641	641
Spain	19	19
France	241	241
Finland	18	18
The Netherlands (1)	238	238
Japan	200	200
Sweden (1)	59	59
Italy	12	12
Austria (1)	5	5
Poland	2,385	2,385

(1) *Only the employees hired at these locations are covered.*

Talent engagement

Our annual employee satisfaction survey — LITMUS (Let's Interact on Themes that Matter to Us) — helps us capture feedback from our employees. The survey results are analyzed and action items identified for better employee engagement. Focus groups are formed to address the identified action items with clearly defined goals, which have the oversight of the Board for strategic direction. Various channels of communication are used to inform, engage and interact with our employees at all levels and geographies. Our intranet (Sparsh), corporate TV channel (InfyTV), corporate radio channel (InfyRadio), and social networking hub (InfyBubble) are the online engagement platforms used widely across the organization for engaging with our employees. The CEO Forum ('Ask Vishal'), blogs, our exclusive platform for managers (Managers' Portal) and our internal branding and marketing portal (Mplus) are some of the other channels of communication.

Enabling a flexible work culture

We believe that providing a flexible work culture helps us retain talent and keeps our employees motivated and engaged. Some of the significant flexible options that are provided to our employees are:

- Paid maternity leave
- Extended maternity leave
- Sabbatical for personal reasons (1)
- Paternity leave
- Adoption leave
- Part-time, flexi-hours and selective telecommuting
- Sabbatical for community service
- Sabbatical for higher education
- Work options from satellite offices
- Work from home

(1) *Personal reasons could include leave taken by new parents, sickness, adoption and travel with spouse to onsite locations.*

Hearing and resolving concerns and issues

We have specific processes, policies and procedures for dealing with issues and concerns raised by our employees to ensure fair and transparent resolutions. The Hearing Employees and Resolving (HEAR) forum helps employees express their grievances, and addresses

them in a fair and objective manner. Our Anti-Sexual Harassment Initiative (ASHI) allows employees to report sexual harassment cases at the workplace. The cases are heard and resolved by an impartial group. Our Whistleblower Policy assures complete anonymity and confidentiality of information to the reporting individual. The following table provides details on issues raised in fiscal 2015:

Employee concerns and grievances	No. of grievances in FY 2014-15
Workplace harassment [1]	69
Workplace concerns [2]	416
Other issues [3]	–
Employee disciplinary issues – major [4]	443
Employee disciplinary issues – minor [5]	391
Total	1,319
Closure statistics	
Internal arbitration	393
Disciplinary action	926
No action needed	–
Total	1,319

Scope: Infosys Limited

(1) Workplace harassment – Refers to all sexual harassment issues heard and resolved at the workplace

(2) Workplace concerns – Refers to grievances employees raise at the workplace

(3) Other issues – Refers to queries, clarifications and concerns that do not get channelized as per the Company grievance mechanism

(4) Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken against individuals on account of incorrect data provided at the time of joining.

(5) Minor – These cases refer to misdemeanors or mistakes that can be corrected

The following are details of workplace sexual harassment complaints in India, reported as per The Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Ministry of Women and Child Development Notification dated December 19, 2013:

Workplace sexual harassment complaints received in India	FY 2014-15
Number of cases filed	53
Disposal through conciliation	4
Disposal through disciplinary action(s)	49

Talent enablement

All members of our workforce are covered under competency development programs that are relevant to their role in the organization. Our Competency Development Program 3.0 (CDP 3.0) brings relevance and flexibility to competency development for a role along multiple competency dimensions. Our continuous education programs span domains such as technology, business, process and behavior, and are designed to keep the competencies of our experienced employees current and relevant to business needs. We also have specialized programs for the top leadership.

The Company is an equal-opportunity employer and provides training to all employees, without differentiating based on gender or physical ability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs across the organization to ensure talent enablement within the enterprise. While ETA has over 2,000 learning offerings and interventions that include training on technical, managerial and process skills, industry domain knowledge and leadership skills for employees and our strategic clients, new offerings such as Design Thinking (dT) have been added to meet the strategic needs of the Company. ETA focuses on talent development, and facilitates the Foundation, Continuous Education and Outreach Programs, along with dT interventions.

The average training effort across all employee categories over the last three years is as follows:

Employee category	2014-15			2013-14			2012-13		
	Employee count	Training days	Average training days	Employee count	Training days	Average training days	Employee count	Training days	Average training days
Associate	84,219	31,21,664	37.06	80,593	20,14,424	25.00	76,372	11,27,293	14.76
Middle	67,451	1,98,140	2.94	57,709	2,54,015	4.40	57,997	2,16,923	3.74
Senior	24,015	39,374	1.64	21,635	59,295	2.74	20,681	48,320	2.34
Top Management	502	921	1.83	468	229	0.49	447	432	0.97
	1,76,187	33,60,099		1,60,405	23,27,963		[1] 1,56,688	13,92,968	

Scope: The top leadership has specialized enabling programs, such as coaching, mentoring and one-on-one development, which are not included in the table.

(1) Includes 1,191 employees from Lodestone AG. Lodestone Holding AG became a subsidiary of the Infosys Group during fiscal 2013.

Changing mindsets through Design Thinking

As part of our *renew* and *new* strategy, we have embarked on a path-breaking journey to impart a dT philosophy and change the way our employees tackle solutioning for our clients. We aim to attract and retain the best global talent in the industry by creating a culture of innovation, trust and empowerment among employees, along with lifelong learning. At the core of our strategy is the emphasis on bringing about a cultural shift in thinking, mindshare and behaviors. We have collaborated with Stanford University's school of design, d.school, to embark on dT workshops for our employees. We believe that the dT framework will change the way we investigate, innovate and implement solutions for our clients, through a user-centric approach.

Our endeavor is to use dT to harness creative ideas, transform them into solutions and take them to the market with skill, agility and imagination. While the core management teams were the first to participate in dT workshops, the program has been taken forward to cover over 25,000 Infoscions globally. Design Thinking has also been introduced as a component in the Foundation Program for fresh engineers. As we are affecting a cultural transformation in the way we look at problems so that we creatively come up with solutions through a user-centric approach, dT has also been a life-enhancing skill for our employees, as the learnings are not only applicable at the workplace, but also in non-work-related spaces.

Boosting innovation ecosystems

This year, we launched Murmuration — a unique, crowd-sourcing idea generation initiative — across the organization, for a two-week period. We received 2,650 ideas from employees across locations and business units. The idea clusters included topics such as analytics, automation, deep client engagement, moving to the cloud and digital transformation. A core leadership team evaluated each idea, and a shortlist of 70 ideas was put up for rating by Infoscions. This period saw 1,31,847 page views and 31,466 actions (rating, commenting and discussions) on the related portal. The final shortlist of 10 ideas was further strengthened by the idea authors and assigned mentors. Some of these have been taken forward for implementation.



Participants engrossed in the Hackathon at Palo Alto, California

A Global Hackathon was also organized to encourage rapid problem-solving through the use of technology, and boost the 'Maker Culture' – an emerging learning methodology that encourages shared social learning (hearing and seeing) by focusing on building artifacts (doing), while also teaching the scientific methods of experimentation, risk-taking and continuous improvement that are critical to problem-finding, and then moving on to solving those problems. While our dT initiative enables us to identify relevant problems, we believe that the Global Hackathons will supplement this by allowing everyone to rapidly prototype possible solutions to these problems. The Hackathons were opened up under three categories:

- Open track: Participants were allowed to select a critical problem of their choice and prototype solutions using open source or proprietary technologies.
- Internal systems track: The participants had to identify and improve on any aspect of Infosys' internal IT applications.
- Hardware track: This unique track encouraged participants to combine open source platforms with hardware sensors, to build solutions in areas like Internet of Things. Infoscions from 18 locations across the globe participated enthusiastically, and a host of ideas emerged. The Hackathon helped bring our innovation mindset to the fore, and forged new interest and enthusiasm in thinking differently and solving problems with agility and creativity.

Career development

We have clearly-defined career paths for our employees. We provide guidance and support through a comprehensive suite of programs, policies, tools and interventions. The half-yearly and annual appraisals allow employees to take stock of their performance, set new goals and identify competency development needs.

Occupational health and safety

Ozone, our Health, Safety and Environmental Management System (HSEMS), is designed to not only comply with all applicable legal requirements, but also to exceed these expectations wherever we operate. It helps in providing a secure working environment for our employees, assets and operations against all HSE risks. The initiative also strives to keep employees, contractors and others well informed, trained and committed to our HSE process. Most of our campuses in India are OHSAS 18001:2007 certified. The following are the significant dimensions of Ozone:

Risk management: Risk management includes the identification of hazards for all activities, including new or modified activities, products and services, the implementation of measures to minimize or control impacts, and monitoring the same in a structured manner. Workstations and furniture are designed and procured to mitigate ergonomic risks prevalent in our sector. Physiotherapists are available at most campuses in India and conduct regular sessions on ergonomics and work-related injuries.

Incident reporting and investigation: Incidents can be reported by employees through an internal application, and through an email reporting mechanism. Incidents reported are investigated and analyzed, and appropriate corrective actions and preventive measures are taken to reduce future injuries and losses. The investigations focus on root causes and system failures. The Occupational Health and Safety (OH&S) committees are responsible for conducting these investigations.

Safety committees: OH&S committees are set up at each of our campuses, and comprise employee representatives, and members of the Management and cross-functional teams. The OH&S committees bring employees and the Management together in a non-adversarial, cooperative effort to promote OH&S at the workplace. Our employees are actively involved in suggesting and implementing changes to the Health, Safety and Environment (HSE) Policy.

Training: The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training is provided to all employees and contractual staff on HSE. The training includes awareness building, mock drills, classroom sessions and periodic demonstrations. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness.

Audits and assessments: Periodic reviews and audits of the HSEMS are conducted for evaluating the HSE performance, suitability and effectiveness of processes and programs in achieving objectives and targets in line with the HSE Policy and standards.

Health Assessment and Lifestyle Enrichment (HALE)

Balancing work and personal time with today's frenetic pace of life has several repercussions on the health and safety of professionals. Our Health Assessment and Lifestyle Enrichment (HALE) program primarily focuses on programs and events that help our employees de-stress and stay healthy. The HALE team conducted several programs and interventions in fiscal 2015, which included hobby courses, health checkups and talks by health experts.

Materiality and stakeholder inclusivity

We are a global leader driving business transformation for our clients. However, we do not just expend effort to give our clients what is best for them today; we set our sights on what that effort can grow into – fortifying their business and improving the way we live on this planet. We also engage with other important stakeholders to conduct our business responsibly. Ensuring the wellbeing of our stakeholders, including our employees, business partners, local communities and the environment, is critical to our growth and is driven by an efficient use of our knowledge and intellectual assets.

Stakeholder engagement

In keeping with our strategic vision to earn the respect of all our stakeholders globally, we endeavor to engage with them to meet our mutual goals and responsibilities. To ensure this, we keep all our stakeholders engaged in a periodic and regular manner. We have defined various channels, forums and platforms, which have helped us engage with our stakeholders in a more focused manner. We ensure that we review our stakeholder engagement processes on a periodic basis, especially on aspects such as regulatory and compliance requirements, risk analyses and assessments, since we would often have shared values and commitments. Feedback and the outcome of dialog with our stakeholders are shared with our Management to assess topics that are material to our business.

Our key stakeholders are clients, employees, investors, vendors / partners, governments, regulatory bodies, academia and local communities.

Stakeholder engagement channels

Our stakeholder engagement channels include online, face-to-face and site-specific communication interventions as listed :


Stakeholder engagement
Governments
• Engaging with governments and global forums [7]
• Policy advocacy [6]
Regulatory bodies
• Interacting with statutory / regulatory bodies such as stock exchanges, tax departments, SEC, SEBI, Central Pollution Control Board (CPCB), and labor authorities [4][5][7]
Investors
• Analyst meets [1][2][7]
• Analyst briefings [1][2][7]
• Quarterly results [2]
• Annual General Meeting with our shareholders [1]
• Sustainability Report [1]
• Financial reports [1][2]
• SEC filings [5]
• Press releases [1][2][6][7]
• Social media [7]
• Investor relations surveys [1]
Vendors / Alliance partners
• Partner meets [1]
• Procurement policy and vendor selection process [1][7]
• Event brochures [7]
• Vendor satisfaction surveys [1]
• Vendor review meetings and awareness sessions [1]
Clients
• Requests for proposals [7]
• Client visits and meetings [7]
• Sustainability portal on our website, www.infosys.com [1]
• Mailers [3][5][6][7]
• Newsletters [2][3][6]
• Brochures [7]
• Social media [7]
• Customer satisfaction surveys [1]
• Annual customer leadership meets [1]
Academia
• Discussions with academic institutions [7]
• Participation in events involving academia [7]
• Curriculum enhancement programs [1][7]
• Case studies [7]
• Global internship programs (InStep) [1][7]
• Fellowships [4][7]
• White papers [6][7]
• Joint R&D projects [7]
Local communities
• Site visits [6][7]
• Interviews with local NGOs and community representatives [6][7]
• Sustainability portal on our website, www.infosys.com [1]
• Meetings with associations / NGOs [6][7]
• Local community meetings [6][7]
• Press releases [2][7]
• Social media [6][7]
• Our website, www.infosys.com [7]
Employees
• Employee satisfaction survey [1]
• Voice of Youth forum [4][6][7]
• Employee affinity networks [4][6][7]
• Grievance redressal board [4]
• Communication blogs: HRD Blog, CEO Forum, Leaders' Blog [2]
• Inclusivity survey [1]
• Development centers' engagement initiatives [7]
• Bulletin boards [6][7]
• Our corporate television channel, InfyTV [4][5][6][7]
• Our intranet, Sparsh [4][5][7]
• Sustainability portal on our website, www.infosys.com [2]
• Mailers [4][5][6][7]
• Eco clubs [7]
• Employee committees [6][7]
• Mplus, our internal brand communication portal [6][7]

Frequency of communication :

[1] Annual [2] Quarterly [3] Monthly [4] Trigger-based [5] Regulatory compliance-based [6] Targeted [7] Need-based communication

Materiality evaluation

To identify key aspects that are material to our stakeholders and us, we constantly evaluate the inputs we receive from our stakeholders, feedback on sustainability disclosures, assessments, and audits. Some of our key methods of evaluation include :

Strategy Action and Planning (STRAP) – STRAP, our annual strategy planning conclave, is one of our key forums for bringing all our top leaders from across the world onto one platform, to discuss business strategy and implementation for the year ahead. Apart from our leaders, we also seek to provide balance to the debate by inviting participants from the Voice of Youth (VoY) groups at various development centers in the Company, who we believe represent the next generation of ideas and leadership in the Company. These invigorating sessions see a vast flow of ideas as well as data from both internal and external sources, such as Customer Satisfaction Surveys (CSAT), Employee Satisfaction Surveys (ESAT) and Vendor Satisfaction Surveys (VSAT). In addition, the Company's progress on its environmental and social goals is also discussed. Following this high-level meet, the leaders then seek to institutionalize the strategy discussed and evangelize it among employees, through the appropriate channels of communication such as news updates on the intranet, mailers and blogs.

Sustainability disclosures – In keeping with our commitment to make regular and focused sustainability disclosures, we participate in various assessments including the Carbon Disclosure Project (CDP), the Global Reporting Initiative (GRI), the Dow Jones Sustainability Index (DJSI) and the CII-ITC Sustainability Awards. These assessments and awards help us benchmark our practices and learn from other practitioners as well. In addition, our compliance and risk management office periodically evaluates our business according to global regulatory requirements, to ensure organizational preparedness.

For more information on *Materiality and stakeholder inclusivity*, visit our website, *www.infosys.com/investors/reports-filings*.

Human rights

As a signatory to the UN Global Compact, we respect and comply with human rights laws and guidelines at all locations where we have our operations. We are committed to the fundamental principles contained in the Universal Declaration of Human Rights. Our employees are sensitized about human rights when they are introduced to our value system during induction. We seek to reduce the risk of human rights violations for our stakeholders, such as vendors and suppliers, through mutual agreements during empanelment. Our supply chain is also screened and evaluated periodically to reduce the risk of human rights violations.

Initiatives and actions

We follow up on our commitment to reduce the risk of human rights violations through various concrete initiatives to promote respect of human rights in our business activities. These include :

- As a signatory to the United Nations Global Compact (UNGC), we created a Human Rights Statement, which explains our policies and practices for our workforce worldwide. Our commitment to the Universal Declaration of Human Rights (UDHR) ensures that all employees are treated with respect and dignity, and we do not condone human rights violations or abuse. We have about 14,000 contractual staff. About 12,000 contractual staff are hired from the local community for non-core activities such as housekeeping, security and maintenance services. A strong governance process supports independent checks and a regular bi-monthly audit of our supplier agencies in accordance with various labor laws, including the Minimum Wages Act, Payment of Wages Act, Payment of Bonus Act, Payment of Gratuity Act, Employees' State Insurance (ESI) and Employees' Provident Fund (EPF). We have established grievance forums for our contractual staff to ensure that their issues and concerns are heard and resolved.
- We continue to focus on safety at our construction sites by engaging with our construction suppliers regularly through training, audits and safety checks. We have also launched certain welfare facilities at construction sites, such as adequate infrastructure and clean drinking water, to improve the living conditions of construction workers. In addition, we have provided a school facility on our Mysuru campus, for the children of construction workers.
- This year, to strengthen our processes in the supply chain, we launched a human rights survey, which covered suppliers and contractual staff working at our campuses. The survey was rolled out at Bengaluru, Mysuru and Pune.

Addressing employee grievances

Employees with human rights grievances have the appropriate forums and platforms to voice their concerns. These include :

- Hearing Employees And Resolving (HEAR), which provides a channel for addressing work-related concerns in a fair and objective manner.
- We adhere to the OHSAS 18001:2007 specifications, which ensure that all our objectives and targets with regard to providing a safe, healthy and conducive work environment for our employees, contractors and visitors, are measured.
- The Anti-Sexual Harassment Initiative (ASHI) allows employees to report sexual harassment at the workplace. An internal committee, which is headed by an external independent chairperson, looks into all complaints of sexual harassment.
- The Whistleblower Policy has been formulated to encourage employees to report questionable accounting practices and fraudulent financial transactions. Employees use this channel to voice concerns related to discrimination, retaliation and harassment, and are assured of complete anonymity and confidentiality.

For more information on *Human rights*,
visit our website, *www.infosys.com/investors/reports-filings*.

Environment

As a responsible Company, it is our constant endeavor to not only employ the best and most sustainable business practices, but also set benchmarks for other organizations and society to follow. We have identified climate change as a key operational risk, and have targeted specific goals in the areas of energy efficiency, carbon neutrality, water conservation, waste management and biodiversity. Our Green Initiatives and Facilities teams work towards achieving these stated goals.

Health, Safety and Environment Policy

Our commitment to being a responsible corporate citizen demands that we have a specific policy to ensure we take definite steps to protect the environment, as this effort ranks high among our corporate goals. Our HSE Policy is testimony to this effort, and ensures that we constantly share best practices and provide a safe and healthy workplace for our employees, contractors and visitors. The policy is made available to all our employees worldwide on Sparsh (our intranet), and through posters and instructions on digital and physical display areas across our campuses.

Most of our campuses in India are ISO 14001:2004 certified, and we have documented our objectives and targets at the corporate and development center levels, which we monitor and track at regular intervals. We also implement operational controls for impact management, based on severity.

Energy-efficiency strategies

Infosys has set new benchmarks for energy performance in buildings by implementing innovative technologies and building automation. Focused efforts on smart building systems, retrofits, new building designs with an efficient envelope, and renewable energy have significantly reduced our energy consumption in the last seven years.

We continue to implement deep green retrofits in air conditioning, UPS and lighting systems to achieve the highest-possible efficiency levels and eliminate wastage. In India, we have been largely successful in leading from the front when it comes to implementing innovative, energy-efficient technologies, and exploring innovative strategies in this space.

'Radiflux' for cooling

In India, we pioneered the use of radiant cooling technology for office buildings through radiant slab and radiant panel-based cooling systems, at our Hyderabad and Bengaluru campuses. However, when we realized that radiant panel-based cooling might not be a cost-effective solution in India, we used high-quality engineering to develop Radiflux radiant panels in-house, which use chilled water for cooling. These panels are twice as efficient as other products available in the market, at one-third of the cost, and take 50% less time for installation.

The Radiflux panels that we developed are more efficient, flexible and easily replicable. These can be deployed on a large scale, thus leading the way for transforming how cooling is done in India. These panels ensure a lower first cost for the cooling system in new buildings, and a cost-effective solution for retrofitting existing buildings to achieve a high-efficiency cooling system.

Green buildings

We were awarded the Leadership in Energy and Environment Design (LEED) India Platinum rating for two of our buildings in Bengaluru and Chennai, in fiscal 2015. We now have 12 LEED Platinum-rated buildings and two buildings with the Green Rating for Integrated Habitat Assessment (GRIHA) 5 star rating, making it a total of about 3.8 million sq. ft. of buildings having the highest level of green certification, as on March 31, 2015.


Infosys

The LEED India Platinum-rated building in Bengaluru

Retrofits

Our concentrated efforts to redesign and retrofit our existing buildings have helped us achieve a dramatic reduction in connected load and energy consumption. The deep green retrofits in our air conditioning and UPS systems have helped us achieve 13.5 MW and 10.2 MW connected load reduction respectively in the last four years. In fiscal 2015 alone, air-conditioning retrofits have resulted in a 3.4 MW reduction in the connected load. Most retrofits have a short payback period of less than three years and can be easily replicated in other commercial buildings.

Adoption of renewable energy

We have an ambitious goal to source 100% of our electricity requirements from renewables by fiscal 2018. In fiscal 2015, we installed rooftop solar power plants of 212 kWp at our Mangaluru SEZ campus and 90 kWp at our Bengaluru campus, taking our current total to 2.3 MW of solar photovoltaic (PV) plants installed across our campuses in India. We are currently in the process of installing 15 MW of solar PV plants across our campuses, including a 7 MW plant at our Hyderabad campus. We also source green power at some of our development centers.

Building strategic partnerships

We are constantly partnering with world-renowned organizations to share and adopt global best practices and implement the latest sustainable technologies at our new and existing buildings. We currently have strategic partnerships with the following organizations:

- Lawrence Berkeley National Laboratory (LBNL) for PACE-R, in a proposal for joint India-U.S. clean energy R&D. PACE-R is a joint clean energy research and development center with its initial priorities in the areas of solar energy, building efficiency and second-generation biofuels.
- Saint Gobain, for research on building energy efficiency in places with hot and humid climates
- United Technologies Research Group, for developing solutions on fault diagnostics and operational-efficiency improvements in buildings
- World Business Council for Sustainable Development (WBCSD), on energy efficiency in buildings
- National Renewable Energy Laboratory, for analyzing the performance and efficacy of different solar Photo Voltaic (PV) technologies
- 3M, on new applications to enhance daylighting in office spaces
- UC Berkeley Center for the Built Environment, for research on radiant cooling technology.

Emissions

Our emissions include greenhouse gases (GHG), SOx, NOx and Ozone Depleting Substances (ODP). Our GHG emissions cover Scope 1 emissions: fuel, hydrochlorofluorocarbons (HCFCs), SF6 and emissions from Company-owned vehicles; Scope 2 emissions: electricity, and Scope 3 emissions: business travel, employee commute, etc. The calculations done for GHG emissions are based on the guidelines provided by the Intergovernmental Panel on Climate Change (IPCC), the American Society of Heating, Refrigerating and Air Conditioning Engineers (ASHRAE), the Indian Central Electricity Authority (CEA), the U.K.'s Department for Environment, Food and Rural Affairs (DEFRA), WBCSD, and the World Resources Institute (WRI).

We monitor our emissions from the stacks connected to generators, boilers and diesel-operated fire hydrant pumps, on a monthly basis. There have been no deviations from the specified limits in fiscal 2015.

In addition, as our operations require the use of refrigerants in our Heating, Ventilation and Air Conditioning (HVAC) systems, which have varied ODP, we have made a conscious effort to switch over to refrigerants with a zero ODP.

Water management

Our freshwater consumption is solely for the purpose of sustenance, and our business activities do not have any significant impact on water resources. However, in an endeavor to become water sustainable, we are committed to conserving and managing this scarce natural resource, and have continued our focus on reducing our freshwater consumption. Our water management strategy includes an optimum use of water across our campuses through water-efficient fixtures, rainwater harvesting, recycling and reuse of waste water, and the constant monitoring of our water consumption. In fiscal 2015, we installed smart water meters at many of our campuses to enable the online monitoring of water consumption, and identify leakages, wastage and opportunities for reduction.

Waste management

We have been persistent in our efforts to ensure the reuse, recycling, and responsible disposal of waste, to minimize the amount of waste going to landfills. Our focused approach towards waste management has led us to establish annual targets to ensure an environment-friendly disposal of waste in adherence to relevant legislations. Our initiatives are spread across three dimensions – influencing social behavior, process optimization and the implementation of technology. We have installed technologies, such as biogas plants, to convert food waste into biogas, organic waste converters to convert food and garden waste into rich manure, and a vermi-composting system for paper waste, among other initiatives.

Biodiversity

Our biodiversity policy reflects our commitment to conserving and promoting biodiversity across our campuses. For instance, we ensure that diverse species of trees that are native to the region are planted across our campuses. We also constantly motivate and sensitize our employees on the need to protect and promote biodiversity, through initiatives such as nature walks, sapling-plantation drives and other awareness initiatives.

In addition, all our campuses in India are located on government-approved land (in industrial zones) and comply with the guidelines issued by the Ministry of Environment and Forests, Government of India. They also do not encroach on any protected or high-biodiversity regions.

Eco advocacy and eco group activities

We advocate positive sustainability actions among our employees to encourage good citizenship behavior. We sponsor and support employee-run volunteer eco groups, which take up projects that address sustainable living, conservation of electricity and water, recycling of waste, reductions in carbon emissions and afforestation. These groups also partner with the local communities around our campuses to work on various sustainability-related initiatives.

Compliance

We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2015.

For more information on *Environment*,
visit our website, *www.infosys.com/investors/reports-filings*.

Policy advocacy

As a leading IT services company with global operations, we believe that we must exercise our influence to create a better world around us. As responsible corporate citizens, our leaders and employees participate in several industry associations and support advocacy causes to encourage positive sustainability efforts.

Disclosures

We practice transparent disclosures as one of our core values, and we disclose aspects of the organization's performance and share our best practices with all our stakeholders. Our modes of disclosure are :

- Publishing our financial reports, prepared according to the Indian Generally Accepted Accounting Principles (GAAP) and IFRS (in the Indian rupee and U.S. dollar terms). We also publish the 20-F, according to the guidelines of the U.S. Securities and Exchange Commission (SEC)
- Publishing our Business Responsibility Report and the Sustainability Report annually, in adherence to international and national guidelines such as the Global Reporting Initiative (GRI) framework and the National Voluntary Guidelines (NVGs) of the Ministry of Corporate Affairs (MCA), Government of India
- Nominating ourselves for awards, assessments and ratings of reputed national and international agencies

Partnerships

We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. Our advocacy efforts are served by our senior leaders who are active members of several such bodies.

In an effort to drive advocacy globally and locally, we have been part of the governance bodies of national and international organizations such as :

- World Economic Forum (WEF) : The World Economic Forum was held in January 2015 in Davos, Switzerland. The theme this year was, 'The new global context'. Dr. Vishal Sikka, CEO and MD of Infosys, participated in this year's WEF along with several other senior leaders of the Company.


Annual Meeting 2015
SIKKA
VESTBERG
TETT
BANGA
GRAUER

Dr. Vishal Sikka at the World Economic Forum, Annual Meeting 2015, in Davos, Switzerland *(Photo courtesy – World Economic Forum)*

- GRI Focal Point India : After Infosys became the first IT Company in the world to publish a sustainability report according to the GRI G4 comprehensive guidelines in June 2014, GRI Focal Point India invited Infosys to co-facilitate workshops both in India and across global locations. These workshops provided a learning opportunity for beginners and practitioners embarking on the journey of sustainability reporting. Infosys also partnered with GRI to create a learning document on the GRI G4 comprehensive guidelines.
- Advocating change through local partnerships : We constantly work towards creating strong local governance in cities where Infosys campuses are located. For example, we led the formation of the Electronics City Industries Association (ELCIA) in Electronics City, Bengaluru, where our headquarters is located. Electronics City was declared an industrial township in February 2013 in recognition of its outstanding work in the area of municipal administration. We play a leadership role within the Electronics City Industrial Township Authority (ELCITA) — the local municipality run and managed by the industry — which manages all municipal functions of the estate, including transport, security, estate management, the development of infrastructure, water supply and solid waste management. ELCIA leads the industry body functions of the estate, and is working on providing a fillip to electronics manufacturing through the development of a common facilities center for Micro, Small and Medium Enterprises (MSME), and a brownfield cluster development project for Electronics System Design and Manufacturing (ESDM). This was envisaged to strengthen the ecosystem for electronics manufacturing in India. The ELCIA Trust works towards the holistic development of local communities in the areas of education, healthcare and the supply of fresh drinking water.

Inclusive growth

As a responsible corporation, we consider our employees and the larger community around us as two of our biggest stakeholders. When we talk about growing our business, we visualize an inclusive growth that improves the quality of life of our employees and of the larger community. Our community development initiatives focus on education and the welfare of the underprivileged. There are several modes through which we implement our community development programs, including direct monetary support, organization-led projects, employee-driven initiatives and our Community Empathy Policy. In accordance with the Companies Act, 2013, we spent ₹243 crore towards community development in India during fiscal 2015.

Corporate social responsibility

The Infosys Foundation ('the Foundation') was established in 1996 to support programs and organizations devoted to the cause of the economically disadvantaged sections of society, particularly in the more inaccessible areas of India, and support need-based initiatives in locations where we have significant operations.

Focus areas


Healthcare
Education
Culture
Destitute care
Rural development

The highlights of the work done in this fiscal have been published in the Foundation's report, available on our website, *www.infosys.com/infosys-foundation*.

Since our largest market is the U.S., we set up the Infosys Foundation USA to focus on supporting causes and initiatives in the areas of education and technology inclusivity. The Infosys Foundation USA supports several leading science, technology, engineering and mathematics (STEM) and community building initiatives, particularly for under-represented communities.

Empowering through education

Education is one of our priority areas, and we have channelized our organization-led projects to promote primary, secondary and higher education initiatives across the country, more particularly in remote areas and among underprivileged sections. We provide scholarships to encourage students from rural India to pursue higher education, fund infrastructure for government schools and train teaching staff in schools and colleges. We work closely with educational institutions across the country to improve access to quality education in schools and universities.

Campus Connect

Campus Connect (CC), launched in May 2004, is a first-of-its-kind industry-academia partnership program. Through CC, we seek to share some of our best practices with engineering colleges, thus aligning the needs of institutions, faculty and students with those of the IT industry. This is one of the ways in which we hope to raise the employability of our engineering students.

Besides classroom sessions, the CC program also organizes conclaves, road shows at institutions, faculty enablement programs, industrial visits for students and faculty, seminars and workshops, programming contests for students, sabbaticals, technical events, research paper sponsorships and soft-skills training for students and faculty members.

We also work with autonomous engineering institutions across the country to co-create industry electives in foundational computer science, soft skills and advanced topics such as business intelligence and enterprise architecture. Many of these co-created electives have already been included in the curricula of these institutions.

For more details on Campus Connect,
visit *https://campusconnect.infosys.com*.

Aspirations2020

In 2007, CC launched Aspirations2020, a programming contest series aimed at fostering creativity, teamwork and innovation in building new software programs. The contest helps students test their ability to perform in challenging situations, and thus replicates an industry environment. This contest is held in collaboration with the Association for Computing Machinery International Collegiate Programming Contest (ACM-ICPC), which focuses on execution excellence, a critical competency required in young engineers.

This year, over 78,726 students participated in Aspirations2020 from 22 Indian states. Details of the event are as follows :

Particulars	2014-15
Number of teams participating in the college rounds	10,319
Number of teams participating in DC / state finals	79
Number of teams qualifying for ACM-ICPC onsite contest	51

SPARK

SPARK, launched in 2008, is a day-long program aimed at raising the aspirations of students across the country. The SPARK portfolio includes three programs : the Rural Reach Program (RRP), Catch Them Young (CTY) and SPARK – Guru.

SPARK – Rural Reach Program (RRP)

This one-day program is aimed at creating awareness about computers and the power of IT among rural schoolchildren in India. The Infosys Computer Donation program donates personal computers to schools under the RRP program. Based on the end-of-use earmarked for the computers, the schools are also provided the necessary guidance for the safe disposal of e-waste. The target audience for the RRP comprises students from rural government schools within a 50 km to 150 km radius of our campuses.

SPARK – Catch Them Young (CTY)

CTY is a 10-day summer vacation program held on our campuses, which aims to expose bright urban youth to the world of IT. This program is targeted at meritorious students from the eighth grade, who are selected through a test and are trained by faculty members from our ETA department.

SPARK – Guru

This program focuses on teachers from government schools and helps them augment their knowledge and enhance their teaching skills with respect to current industry needs. As part of SPARK, we engaged with over 38,460 students during the year. Since its launch in 2008, the program has reached over 9,16,460 students.

Infosys Science Foundation

As a company committed to learning and research, establishing the Infosys Science Foundation (ISF) and the Infosys Prize was in alignment with our social goals. The annually-awarded Infosys Prize recognizes some of the finest research done in India or by researchers of Indian origin, and encourages a research-oriented mindset among students in India. The Infosys Prize for 2014 was given away by Nobel Laureate economist Amartya Sen at a well-attended ceremony in Kolkata. The winners in the different categories are as follows:

Engineering and Computer Science	Prof. Jayant Haritsa
Humanities	Prof. Shamnad Basheer
Life Sciences	Prof. Shubha Tole
Mathematical Sciences	Prof. Madhu Sudan
Physical Sciences	Dr. Srivari Chandrasekhar
Social Sciences (Economics)	Prof. Esther Duflo

For more details, visit *www.infosys-science-foundation.com*.



The Infosys Prize 2014 winners with Nobel Laureate Prof. Amartya Sen in Kolkata, India

Promoting community empathy

The Sabbatical Policy for Community Service, launched in October 2008, enables employees to take a break from work and participate in and lead community development projects while continuing to receive half their salary. Further, our employees have the choice to return to normal work schedules on the successful completion of the projects within a time frame of six months to one year. Till date, 47 employees have availed of this sabbatical option, with over one-third of them opting to work in the field of education.

Building responsible citizens

I Citizen of Earth (iCOE) is an enabling platform to build social leadership competencies in Infoscions. As part of this initiative, we rolled out the Infosys Framework for Learning Using External Community Engagement (InFLUENCE), which proposes to recognize the volunteering effort of our employees.

To facilitate CSR by our employees, all our campuses have CSR and eco clubs that work on local issues. Employees are encouraged to volunteer their time and skills in social engagements of their choice.

The Clean India Campaign, officially launched by the Prime Minister of India, Narendra Modi, on October 2, 2014, aims to accomplish the vision of 'A Clean India' by October 2, 2019, the 150th birth anniversary of Mahatma Gandhi. While this campaign is making waves across India, our employees are doing their bit as well. Volunteer programs have been rolled out across all our campuses, and currently, over 1,000 volunteers are part of this initiative. Infosys Foundation will be constructing toilets in 109 schools in and around Bhubaneswar city as part of this program. For more information on *Inclusive growth*, visit our website, *www.infosys.com/investors/reports-filings*.



Sudha Murty, Chairperson – Infosys Foundation, speaking to volunteers of the 'Clean India Campaign' at our Bhubaneswar campus

Client engagement

Our clients are the ones who keep us in business and, therefore, they are our most important stakeholders. Through our *renew* and *new* strategy, we aim to bring maximum benefit to our clients using our expertise in innovation, and to be more relevant to their business. Achieving excellence and client delight are our primary objectives in our engagements with them. This fiscal, many of our clients participated in our Design Thinking workshops to identify end-user problems and co-create innovative services and solutions.

We interact with our clients on a regular basis and across multiple platforms. We also host premier CXO-level events annually in Europe and the Americas, which are specifically designed for our BPO clients and for the banking clients of Finacle.

The forums that have been set up for engaging and building relationships with our clients are as follows :

- Client satisfaction surveys
- Engagement Level Feedback (ELF)
- Requests for proposals
- Client visits and meetings
- Quarterly business reviews
- Sustainability portal on our website, *www.infosys.com*
- Conclaves and workshops
- Mailers, newsletters and brochures
- Social media
- Analyst meets

Client satisfaction

We have an active and robust strategy to receive feedback from clients. We also gather 'feedforward', as this allows us to understand the client's expectations and needs, and helps us make the right investment decisions.

Our annual Client Value Survey (CVS) and ELF help us take corrective actions, gain insights and understand our clients better. The survey framework includes a structured questionnaire with a satisfaction rating on a seven-point scale, encompassing close to 30 parameters, with versions in English, French, German, Japanese and Spanish.

Feedback is collected through a web survey hosted by an independent organization. This helps ensure the confidentiality of the information shared.

The survey elicits responses on the following aspects, and feedback is clustered to allow us to deploy differential approaches to deliver client value :

- Expectation and fulfilment : Top three expectations of CXOs and senior-level respondents from Infosys, and their perception on fulfilment
- Client disposition : Gauging the overall experience of working with us
- Business and technology priorities and expectations
- Service-line feedback
- Comparison against 'best-of-breed' firms : Client-selected benchmarks are preferred over ratings by a predetermined list of firms

The data gathered is analyzed statistically to classify clients into core, moderate and breakaway groups. The account teams use this data to review their relationships with individual clients and design interventions that create a positive and visible impact.

Client feedback score

We have seen a notable improvement in the client feedback score this fiscal compared to the previous one. Overall, the index has improved by 2.8 points, and we have seen an increase on all key parameters in the areas of satisfaction, loyalty, advocacy and business value for spend.

Engagement Level Feedback

Engagement Level Feedback is a more granular feedback mechanism which goes deeper into the project-level engagement to gather responses from clients. It is a periodic survey that is conducted multiple times during the course of a project. The survey covers 14 different parameters, including areas such as service delivery management, the quality of products or services delivered, and behavioral competencies of team members involved in the engagement.

Our Delivery and Quality teams come together to study and evaluate set parameters during an engagement, with the aim of improving the quality of deliverables and earning client satisfaction. ELF is also treated as the lead indicator in our annual CVS. Based on the account-level ELF, the client partner and the delivery anchor drive improvement programs for the account.

Client complaints

Our client-engagement process is well-structured, with defined escalation levels and avenues to air and address grievances. We have a 'client complaints mechanism' that allows us to seek feedback from our clients on an ongoing basis and communicate the resolution of issues / complaints.

As on March 31, 2015, no stakeholder has filed any cases against the Company nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior during the last five years.

Customer data privacy

Since we deal with sensitive data that our clients entrust us with, data privacy forms a key aspect of our sustainable value chain. We have stringent processes and practices to ensure that data privacy is maintained at all times and under all circumstances. A dedicated data privacy group and the cross-functional Information Security Council headed by a Board member ensure data privacy compliance in our client engagements and the highest level of sponsorship for it. As we cater to client organizations from diverse industries, such as banking, retail, telecom and the health sector, the scope of privacy and data protection for the personal data of individual consumers is often limited to contractual requirements agreed upon with our clients, and subsequently deployed during project execution. Our clients translate applicable data protection laws into contractual requirements, wherever appropriate. In fiscal 2015, four incidents related to breach of customer data privacy were reported. Two incidents related to data leaks were reported. All incidents have been addressed and closed.

For more information on *Client engagement*,
visit our website, *www.infosys.com/investors/reports-filings*.

Index

Section A : General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bengaluru 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2014 to March 31, 2015
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services : Computer programming, consultancy and related activities NIC code of the product / service : 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	Refer to *Global presence*, page 163
	ii. Number of national locations	Refer to *Global presence*, page 163
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment report*, page 120

Section B : Financial details of the Company [1]

1.	Paid-up capital (₹)	₹ 574 crore
2.	Total turnover (₹)	₹ 47,300 crore
3.	Total profit after taxes (₹)	₹ 12,164 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to the *Board's report* in our Annual Report, page 11, and *Inclusive growth*, page 155
5.	List of activities in which expenditure in 4 above has been incurred	Refer to the *Board's report* in our Annual Report, page 11, and *Inclusive growth*, page 155

[1] *As per the Standalone Indian GAAP financials*

Section C : Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes. Refer to *Consolidated financials*, page 101
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	:	Yes. Refer to *Consolidated financials*, page 101
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	:	Yes. Less than 30%. Refer to *Sustainable value chain*, page 145, and *Human rights*, page 151, in this report.

Section D : BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1. DIN Number	: 0 6 7 8 2 4 5 0
2. Name	: U. B. Pravin Rao
3. Designation	: Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1. DIN Number (if applicable)	: Not Applicable
2. Name	: Aruna C. Newton
3. Designation	: Associate Vice President
4. Telephone number	: 91 80 4961 4243
5. E-mail ID	: arunacnewton@infosys.com

2. Principle-wise (as per NVGs) BR policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards? If yes, specify (50 words).	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Whistleblower Policy and Code of Conduct and Ethics can be accessed on *www.infosys.com*	Available on our intranet	Available on our intranet	CSR Policy and Sustainability Policy available on *www.infosys.com*	Available on our intranet	Available on our intranet	Available on our intranet	CSR committee charter, CSR Policy and Sustainability Policy available on *www.infosys.com*	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Principle-wise index:

P1 – Code of Conduct and Ethics, Whistleblower Policy
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – HR Policies, Human Rights Statement
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Policy Advocacy Statement
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy, Quality Policy

2a. If answer to S. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the Principles.									
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, Committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, Annually, More than 1 year.	:	Refer to the *Corporate governance report*, page 125
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, Annual; *www.infosys.com*

Section E : Principle-wise performance

Principle No.	Description	Reported
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes. Refer to *Commitment to responsible business*, page 144
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	

Principle No.	Description	Reported
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional) : i. Reduction during sourcing / production / distribution achieved since the previous year throughout the value chain ii. Reduction during usage by consumers (energy, water) that has been achieved since the previous year	
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	Refer to *Sustainable value chain*, page 145
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	
3.1	Please indicate the total number of employees.	
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	
3.3	Please indicate the number of permanent women employees.	
3.4	Please indicate the number of permanent employees with disabilities.	
3.5	Do you have an employee association that is recognized by the Management?	
3.6	What percentage of your permanent employees are members of this recognized employee association?	Refer to *Employee wellbeing*, page 146
3.7	Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment, in the last financial year, and those that are pending, as on the end of the financial year.	
3.8	What percentage of your under-mentioned employees were given safety and skill up-gradation training in the last year? i. Permanent employees ii. Permanent women employees iii. Casual / temporary / contractual employees iv. Employees with disabilities	
4.1	Has the Company mapped its internal and external stakeholders?	
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?	Refer to *Materiality and stakeholder inclusivity*, page 149, *and Inclusive growth*, page 155
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to *Human rights*, page 151
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	

Principle No.	Description	Reported
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Refer to *Environment*, page 152
6.2	Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.3	Does the Company identify and assess potential environmental risks?	
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Refer to *Policy advocacy*, page 154
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Refer to *Inclusive growth*, page 155
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	
8.3	Have you done any impact assessment of your initiative?	
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	Refer to *Client engagement*, page 157
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	

For more details on our business and susatainable practices, visit our website, *www.infosys.com/investors/reports-filings*.

Global presence – Infosys Limited

Asia Pacific

Australia

Brisbane
Level 14, 116 Adelaide Street,
Brisbane, QLD 4000
Tel : 61 7 3231 9800
Fax: 61 7 3231 9899

Melbourne
Level 4 and 5, 818 Bourke Street,
Docklands VIC 3008,
P.O. Box 528
Tel : 61 3 9860 2000
Fax: 61 3 9860 2999

Perth
The Forrest Centre, Level 30,
221 St. Georges Terrace, Perth WA 6000
Tel : 61 8 9288 1750
Fax: 61 8 9288 1753

Sydney
Level 3 and 10, 77 Pacific Highway,
North Sydney, NSW 20060,
P.O. Box 1885
Tel : 61 2 8912 1500,
Fax: 61 2 8912 1555

Hong Kong

01-03, 66/F, The Center,
99 Queen's Road Central, Hong Kong
Tel : 852 3965 3350
Fax: 852 3965 3222

Japan

Aichi
Regus Hirokoji Garden Avenue Centre
4th FL. Hirokoji Garden Avenue,
4-24-16 Meieki, Nakamura-ku,
Nagoya city, Aichi, Japan 450 0002
Tel: 81 52 856 9535
Fax: 81 52 856 9501

Tokyo
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku,
Tokyo 106 0032
Tel: 81 3 5545 3251
Fax: 81 3 5545 3252

Malaysia

Kuala Lumpur
Level 13A – 1 Mercu UEM,
Jalan Stesen Sentral 5,
Kuala Lumpur Sentral,
Kuala Lumpur 50470
Tel: 603 2772 1200
Fax: 603 2772 1205

Mauritius

4th Floor, B Wing,
Ebène Cyber Towers,
Reduit, Mauritius
Tel: 230 401 9200
Fax: 230 464 1318

New Zealand

Auckland
Infosys House,
Level 7, 79 Queen Street,
Auckland NZ 1010,
Tel : 64 9 301 9906

Philippines

Manila
6/F, Cyber One Building,
11, Eastwood Avenue, Eastwood City,
Cyberpark, Bagumbayan,
Libis, Quezon City, Manila
Tel : 00 632 464 9300
Fax : 00 632 464 9301

Singapore

05-01 / 03, 1 Changi Business Park,
Crescent, Plaza 8, Singapore 486025
Tel : 65 6671 2200
Fax : 65 6671 2205

Level 43, Unit 02,
Suntec Tower 2, 9 Temasek Blvd.
Singapore 038989
Tel : 65 6572 8400
Fax : 65 6572 8405

The Metropolis Tower 2,
08-09, 11, North Buona Vista Drive,
Singapore 138589
Tel : 65 6808 7700
Fax : 65 6808 7777

South Korea

Seoul
Centre No. 555,
18th Floor, Kyoung Am Building,
157-27, Samsung-dong, Gangnam-gu,
Seoul 135090, Republic of South Korea
Tel: 82 2 3450 1500
Fax: 82 2 3450 1510

Taiwan

Taipei
Centre No. 1372,
Shin Kong Manhattan Building,
14 F, Sec. 5, No. 8 Xin Yi Road,
110 Taipei, Taiwan
Tel: 886 2 8758 2222
Fax: 886 2 8758 2333

United Arab Emirates

Dubai
805, Liberty House, DIFC,
P.O. Box 506846, Dubai
Tel: 971 4 508 0200
Fax: 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone,
P.O. Box 8230, Sharjah
Tel: 971 6 557 1068
Fax: 971 6 557 3768

Europe

Belgium

Brussels
Regus Park Atrium,
11, Rue des Colonies / Kolonienstraat,
B 1000 Brussels
Tel : 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic

Prague
Regus Business Center,
Prague Stock Exchange,
Rybna Street 682 / 14, 11005 Prague 1
Tel : 420 222 191 387
Fax: 420 222 191 700

Denmark

Copenhagen
Regus Copenhagen,
Larsbjoernsstraede 3, 1454 Copenhagen
Tel : 45 33 3772 94
Fax: 45 33 3243 70

Finland

Helsinki
Regus Mannerheimintie 12 B,
00100 Helsinki
Tel : 358 925 166 239
Fax: 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor,
77 Esplanade du Général de Gaulle,
92 914 Paris La Defense 9
Tel : 33 1 56 39 12 00
Fax: 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat,
2nd Floor, Blagnac, 31702 Toulouse
Tel: 33 5 34 50 92 77
Fax: 33 5 34 50 91 90

Germany

Dusseldorf
xCite Project Offices, Am Seestern,
1, 40547, Dusseldorf, Germany
Tel: 49 0 211 27 405 0
Fax: 49 3212 1474 964

Frankfurt
Opernturm
Bockenheimer Landstrasse 2-4,
60306 Frankfurt am Main
Tel: 49 0 69 269566 100
Fax: 49 0 69 269566 200

Munich
Marcel- Breuer- Strasse 15, 80807,
Muenchen, Munich, Germany
Tel: 49 0 89 5908 0
Fax: 49 0 89 5908 1200

Stuttgart
Liebknechtstrasse 33,
D 70565 Stuttgart
Tel: 49 711 7811 570
Fax: 49 711 7811 571

Walldorf
Partner port, Altrottstr 31,
Walldorf - 69190 Germany
Tel: 49 6227 73 4350
Fax: 49 6227 73 4359

Ireland

Dublin
Regus Prembroke House,
30 Pembroke Street, Upper Dublin 2
Tel : 353 1 234 2550
Fax: 353 1 234 2400

Hungary

Budapest
Regus Bank Center,
Citibank Torony, 1054, Szabadsag ter 7,
Budapest 1054, Hungary
Tel : 36 1 474 81 00

Fax: 36 1 474 81 81

Italy

Milan
Infosys Limited Regus,
Via Torino 2, 20123, Milano, Italy
Tel : 39 02 7254 6456
Fax: 39 02 7254 6400

Norway

Oslo
Regus Business Center,
Ibsen AS, C. J. Hambrosplass 2C,
1st Floor, Oslo 0164
Tel : 47 22 99 60 00
Fax : 47 22 99 60 10

Russia

Moscow
4 / 430, 4, Lesnoy Pereulok,
Moscow 125047
Tel : 7 495 642 8710
Fax : 7 495 225 8500

Slovakia

Bratislava
Centre no. 725, Karadzicova 8 / A,
Bratislava 821-08, Slovakia
Tel: 421 0 2 5939 6000
Fax: 421 0 2 5939 6200

Spain

Madrid
CUZCO IV, Paseo de la Castellana 141-8,
28046, Madrid
Tel: 34 91 572 6584
Fax: 34 91 572 6606

Barcelona
Centre No. 535, Avenida Diagonal 640,
Planta 6, Barcelona 8017, Spain
Tel: 34 93 228 78 00
Fax: 34 93 228 78 99

Sweden

Stockholm
Regus Gardet, Tegeluddsvagen 76,
2nd Floor, 115 28 Stockholm, Sweden
Tel: 46 0 8 5050 24 00
Fax: 46 0 8 5050 24 01

Switzerland

Basel
Regus Basel City Centre,
Innere Margarethenstrasse 5, Basel 4051
Tel: 41 0 61 204 4545
Fax: 41 0 61 204 4500

Geneva
18, Avenue Louis-Casai, 1209 Geneva
Tel: 41 22 747 7894
Fax: 41 22 747 7900

Global presence – Infosys Limited *(contd.)*

Zurich
Prime Towers 201, Hardstrasse,
8005 Zurich
Tel : 41 44 277 6753
Fax : 41 44 277 6768

The Netherlands

Amsterdam
World Trade Center, H – Tower,
8th and 23rd Floors, Zuidplein 190,
1077 XV Amsterdam
Tel : 31 20 796 5500
Fax : 31 20 796 5501

Utrecht
Utrecht Business Park, Zen Building,
Newtonlaan 115, Utrecht, 3584 BH
Tel : 31 30 210 6000
Fax : 31 30 210 6666

United Kingdom

London
14th and 15th Floors, 10 Upper Bank
Street, Canary Wharf, London E 14 5NP
Tel : 44 20 7715 3300
Fax : 44 20 7715 3301

Swindon
Windmill Hill Business Park,
Whitehill Way, Swindon,
Wiltshire, SN5 6QR
Tel : 44 179 344 1453
Fax : 44 207 715 3301

Austria

Vienna
Regus Vienna Parking,
Parking 10,
Liebenberggasse 7, 1010
Vienna, Austria
Tel : 43 1 516 330
Fax : 43 1 516 333 000

India

Ahmedabad
Regus Business Centre,
101-104, GCP Business Centre,
Opposite Memnagar Fire Station,
Vijay Cross Road, Memnagar,
Ahmedabad, Gujarat 380014
Tel : 91 79 6134 4960
Fax : 91 79 6134 4949

Bengaluru
45 and 46, Electronics City, Hosur Road,
Bengaluru 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Infosys – Center Point
Offshore Development Center,
Plot No. 26A, Electronics City,
Hosur Road, Bengaluru 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Equinox
Plot No. 47, SyNo. 10, Electronics City,
Hosur Road, Bengaluru – 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Salarpuria Infozone
3rd and 4th Floors, Wing A,
No. 39 (P), No. 41 (P) and No. 42 (P),
Electronics City, Hosur Road,
Bengaluru 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Manipal Center
N 403. 405, North Block,
Manipal Center, Dickenson Road,
Bengaluru 560 042
Tel : 91 80 2559 2088
Fax: 9180 2559 2087

JP IT Park
Plot No. 25 and 23,
Konappana Agrahara Village,
Begur Hobli, Electronics City,
Bengaluru 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

M&C Building
Plot no. 52 and 53, Doddathogur Village,
Begur Hobli, Electronics City,
Hosur Road, Bengaluru 560 100
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Mohan Chambers
Infosys Limited Towers – 4,
31, Sarakki Industrial Area,
No. 27, SJR Towers, 3rd Phase,
J. P. Nagar, Bengaluru 560 076
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City,
Bhubaneswar 751 024
Tel : 91 674 232 0032
Fax : 91 674 232 0100

SEZ, Plot No-PB-1,
NE-1 and NP-1,Info Valley,
IDCO IT/ITES SEZ,
Village Gaudakashipur & Arisal,
District Khurda, Bhubaneswar 752054
Tel : 91 674 232 0032
Fax : 91 674 232 0100

Chandigarh
Block A and B, Ground Floor,
DLF Building, Plot No. 2,
Rajiv Gandhi Chandigarh Technology
Park, Chandigarh 160 101
Tel : 91 172 502 1100
Fax : 91 172 504 6222

Plot No. 1
Rajiv Gandhi Chandigarh
Technology Park,
Chandigarh 160 101
Tel : 91 172 503 8000
Fax : 91 172 504 6860

Chennai
138, Old Mahabalipuram Road,
Sholinganallur,
Chennai 600 119
Tel : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue, Techno Park SEZ,
Mahindra World City, Natham Sub Post,
Chengelpet, Kancheepuram District,
Chennai 603 002
Tel : 91 44 4741 1111
Fax : 91 44 4741 5151

Gurgaon
Infosys Limited, 7th Floor, Tower-B,
Unitech Cyber Park, Sector 39,
Gurgaon 122 001
Tel : 91 124 392 2000
Fax : 91 124 400 4356

Hyderabad
Survey No. 210, Manikonda Village,
Lingampally, Rangareddy (Dist.),
Hyderabad 500 032
Tel : 91 40 6642 0000
Fax : 91 40 2300 5223

SEZ Survey No. 41(pt), 50(pt)
Pocharam Village,
Singapore Township PO,
Ghatkesar Mandal, Rangareddy District,
Hyderabad 500 088
Tel : 91 40 4060 0000
Fax : 91 40 6634 1356

Jaipur
3rd and 4th Floors, Building, No. 1,
Plot No. IT-A-001-A1,
Mahindra World City (SEZ),
Village Kalwara, Tehsil Sanganer,
Ajmer Road District, Jaipur
Tel : 91 141 395 6000
Fax : 91 141 395 6100

Mangaluru
Kuloor Ferry Road,
Kottara, Mangaluru 575 006
Tel : 91 824 245 1485
Fax : 91 824 245 1504

IT and ITeS SEZ
Kamblapadavu, Kurnad Post,
Pajeeru Village, Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel : 91 824 223 4701
Fax : 91 824 228 4491

Mumbai
85, C, Mittal Towers, 8th Floor,
Nariman Point, Mumbai 400 021
Tel : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysuru
Plot No. 350-354, 368-372
and 376-385,
KIADB Industrial Area,
Hebbal Hootagalli,
Mysuru 570 027
Tel : 91 821 240 4101
Fax : 91 821 240 4200

Plot No. 347/A, 347/C, 348,
349, 373 to 375
KIADB Industrial Area,
Hebbal Hootagalli,
Mysuru 570 027
Tel : 91 821 240 4101
Fax : 91 821 240 4200

Pune
Plot No. 1, Rajiv Gandhi Infotech Park,
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24/2,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan, Taluka Mulshi,
Pune 411 057
Tel : 91 20 398 2700
Fax : 91 20 398 2800

Thiruvananthapuram
3rd Floor, Bhavani Technopark,
Thiruvananthapuram 695 581
Tel : 91 471 398 2222
Fax : 91 471 270 0889

Plot No. 1, Technopark Campus II,
Attipara Village,
Thiruvananthapuram 695 583
Tel : 91 471 307 2500
Fax : 91 471 270 0889

North America

Canada

Calgary
Suncor Energy Centre, Suite 5100,
150-6th Avenue, S.W. Calgary,
AB T2P 3Y7
Tel : 1 403 538 2110
Fax : 1 403 265 8875

Montreal
1000 de la Gauchetiere Street West,
Suite 2400, Montreal QC,
Canada H3B 4W5
Tel : 1 514 448 2157, 1 514 448 7471
Fax : 1 514 448 5101

Toronto
5140 Yonge Street, Suite 1400 Toronto,
Ontario, M2N 6L7
Tel : 1 416 224 7400
Fax : 1 416 224 7449

United States

Atlanta
3200 Windy Hill Road SE, Suite 100-W,
Atlanta, GA 30339
Tel : 770 799 1860
Fax : 770 799 1861

Bellevue
3326 160th Avenue SE,
Suite 300, Bellevue WA 98008
Tel : 1 425 256 6200
Fax : 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200,
Bentonville, AR 72712
Tel : 1 479 271 4600
Fax : 1 479 271 4601

Basking Ridge
106 Allen Road, Suite 101,
Liberty Corner, NJ 07920
Tel : 1 908 860 4900
Fax : 1 908 860 4899

Charlotte
401 North Tyron Street,
10th Floor, NC, Transamerica Square,
Charlotte NC 28202
Tel : 1 704 998 5300
Fax : 1 704 998 5301

Global presence – Infosys Limited *(contd.)*

El Segundo
222, North Sepulveda Boulevard,
Office No. 11, El Segundo, CA 90245
Tel : 1 310 364 5200
Fax : 1 310 242 8400

Glastonbury
95 Glastonbury Boulevard,
Somerset Square, Glastonbury, CT 06033
Tel : 1 860 494 4139
Fax : 1 860 494 4140

Houston
6002 Rogerdale Road,
Suite 550, One Oak Park,
Houston, TX 77072
Tel : 1 281 454 0300
Fax : 1 281 454 0301

Irvine
Office No. 245, Irvine Center Drive,
7545, Irvine Business Center,
Irvine, CA 92618
Tel : 1 949 623 8300
Fax : 1 949 623 8305

Lisle
2300 Cabot Drive,
Suite 250, Lisle IL 60532
Tel : 1 630 482 5000
Fax : 1 630 505 9144

Milwaukee
10850 West Park Plaza,
Suite 800, Milwaukee, WI 53224
Tel : 1 414 353 4888
Fax : 1 414 353 3101

Minneapolis
80 South, 8th Street, Suite 900,
Minneapolis, MN 55402
Tel : 1 612 349 5258
Fax : 1 510 248 2022

Newark
7707 Gateway Blvd.,
Suite 110, Newark, CA 94560
Tel : 1 510 742 3000
Fax : 1 510 742 3090

New York
630 Fifth Avenue, Suite 1600,
Rockefeller Center, New York, NY 10111
Tel : 1 646 254 3100
Fax : 1 646 254 3101

Palo Alto
Foothill Research Center,
4009 Miranda Avenue, Suite 100,
Palo Alto, California CA 94304
Tel : 1 650 856 7638
Fax : 1 650 856 0100

Phoenix
10835 N 25th Avenue,
Suite 200, Phoenix, AZ 85029
Tel : 1 480 655 3598
Fax : 1 480 655 3501

Plano
6100, Tennyson Parkway,
Suite 200, Plano, TX 75024
Tel : 1 469 229 9400
Fax : 1 469 518 3858

Quincy
Two Adams Place, 19-23, Granite Street,
Braintree, Quincy, MA 02169
Tel : 1 781 356 3100
Fax : 1 781 356 3150

Southfield
3000 Town Center, Suite 2850,
Southfield, MI 48075
Tel : 1 248 603 4300
Fax : 1 248 208 3315

South Africa

Johannesburg
West Towers, 2nd Floor, Maude Street,
Sandton, Johannesburg, 2195,
South Africa
Tel : 27 0 11 881 5600
Fax : 27 0 11 881 5611

Global presence – Subsidiaries of Infosys Limited

EdgeVerve Systems Limited

India

Bengaluru
Equinox, Plot No. 47,
Sy. No. 10, Electronics City,
Hosur Road, Bengaluru – 560 100.
Tel : 91 80 3952 2222
Fax : 91 80 2852 1300

Pune
3rd Floor, Building 15, Plot 1,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel : 91 20 398 2700
Fax : 91 20 398 2800

Infosys Americas Inc.

United States

Plano
6100, Tennyson Parkway,
Suite 200, Plano, TX 75024
Tel : 1 469 229 9400
Fax : 1 469 229 9598

Infosys BPO Limited

Australia

Melbourne
Level 5, 818, Bourke Street,
Docklands VIC 3008,
P.O. Box 528, Collins Street West,
Melbourne VIC 8007
Tel : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada

Toronto
5140, Yonge Street,
Suite 1400, Toronto ON M2N 6L7
Tel : 416 224 7400
Fax : 416 224 7449

Costa Rica

San Jose
Building N & M, Piso 2, Forum 2,
Lindora, Santa Ana, San Jose 10901,
Costa Rica
Tel : 506 2205 1201
Fax : 506 2205 1299

India

Bengaluru
Electronics City, Hosur Road,
Bengaluru 560 100
Tel : 91 80 2852 2405
Fax : 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39 (P) 41 (P) and 42 (P),
Electronics City, Hosur Road,
Bengaluru 560100
Tel : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers,
Bannerghatta Road,
J. P. Nagar, III Phase,
Bengaluru 560 078
Tel : 91 80 5103 2000
Fax : 91 80 2658 8676

Chennai
Unit of Ramanujam IT city SEZ,
Hardy Towers, 3rd and 4th Floors,
TRIL Infopark Ltd, Taramani,
Rajiv Gandhi Salai (OMR),
Chennai 600113
Tel : 91 44 6685 5111
Fax : 91 44 6685 5107

3rd and 8th Floors, A Block,
South Wing, Tidel Park Ltd
No. 4, Rajiv Gandhi Salai (OMR)
Taramani, Chennai 600113
Tel : 91 44 3090 7001
Fax : 91 44 3090 7005

Gurgaon
7th Floor, Tower A, B and C,
Building No. 6, DLF Cyber City
Developer Limited,
Special Economic Zone,
Sector 24 and 25 DLF PH-3, Gurgaon
Tel : 91 124 4583 700
Fax : 91 124 4583 701

Jaipur
IT-A-001
Mahindra World City,
Special Economic Zone, Village Kalwara,
Tahsil Sanganer, Jaipur 302 029
Tel : 91 141 3956 000
Fax : 91 141 3956 100

Pune
Plot No. 24 / 3,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel : 91 20 4023 2001
Fax : 91 20 3981 5352

Plot No. 24/2,
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel : 91 20 2293 2800
Fax : 91 20 2293 4540

Plot No. 1, Building No. 4
Pune Infotech Park,
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel : 91 20 2293 2900
Fax : 91 20 2293 4540

Philippines

Metro Manila
2nd and 3rd Floors,
Trade Hall Metro Market,
Bonifacio Global City,
Fort Bonifacio, Taguig City,
Metro Manila, Philippines 1634
Tel : 632 729 1111
Fax : 632 729 1111

Muntinlupa City
5th, 6th, 7th and 12th Floors, Site 3,
Vector 2 Building, Northgate Cyberzone,
Filinvest Corporate City, Alabang,
Muntinlupa City, Philippines 1781
Tel : 632 823 0000
Fax : 632 823 0000

Puerto Rico

Aguadilla
Road No. 2, West of KM 126,
BO Camital Bajo, Aquadilla,
Puerto Rico 00603

The Netherlands

Eindhoven
Vredeoord 105, Verdieping 4,
Vleugel B, 5621 CX Eindhoven,
The Netherlands
Tel : 31 4023 21100

United Kingdom

London
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP
Tel : 44 20 7715 3388
Fax : 44 20 7715 3301

United States

Atlanta
3200 Windy Hill Road, Suite 100-W,
Atlanta, GA 30339
Tel : 1 770 799 1958
Fax : 1 770 799 1861

Milwaukee
1515 N River Center Drive, Suite 250,
Milwaukee, WI 53212
Tel : 414 914 9400
Fax : 414 914 9401

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Infosys Nova Holdings LLC

United States

Delaware
2711 Centerville Road,
Suite 400, Wilmington,
New Castle County,
Delaware 19808

Infosys Tecnologia do Brasil Ltda

Brazil

Araraquara
207 – Avenida Rodrigo Fernando Grillo,
Edif: Victoria Business, Andar: 1,
Araraquara, SP – 14.801-534
Tel: 55 16 3508 5300

Nova Lima
220 R Da Paisagem, Edificio Lumiere,
Andares: 5 E 6, Vila Da Serra,
Nova Lima, Minas Gerais, 4.000-000,
Tel: 55 31 3306 8900
Fax: 55 31 3306 8901

São Paulo
Rua Quintana 887,
8o. Andar, CEP 04569-011,
Sao Paulo, Brazil
Tel: 55 11 3198 4400
Fax: 55 11 5102 3776

Infosys Technologies (Australia) Pty. Limited

Melbourne
Level 4 and 5, 818 Bourke Street,
Docklands VIC 3008, P.O. Box 528
Tel: 61 3 9860 2000
Fax: 61 3 9860 2999

Infosys Public Services, Inc.

United States

Rockville
Suite 505, Three Irving Center, 800,
Kingfarm Boulevard, Rockville, MD 20850
Tel: 1 301 354 8600
Fax: 1 301 353 8601

Infosys Technologies (China) Co. Limited

Beijing
Unit 1501, Central Tower,
China Overseas Plaza,
No. 8 GuanghuaDongli,
Jianguomenwai Avenue,
Chaoyang District, Beijing, China
Tel: 8610 5733 5000
Fax: 8610 5733 5001

Dalian
10/F, Ascendas Software Park Phase 2,
No. 7, Hui Xian Yuan,
Dalian Hi-tech Industrial Zone,
Dalian 116025, China
Tel: 86 411 3998 1000
Fax: 86 411 3998 1005

Hangzhou
Bldg. A2, Binjiang Intelligence Port,
No. 301 Binxing Road,
Binjiang District, Hangzhou 310052
Tel: 86 571 8793 0011
Fax: 86 571 8793 0001

Nanjing
Room 1807,
No. 281, North Zhongshan Road,
Nanjing, China

Qingdao
Room B3, B4, 20th Floor, Building B,
No. 1, Keyuanweiyi Lu,
Laoshan District, Qingdao
Tel: 86 21 5884 4110

Shanghai
Bldg A, No. 6, Lane 3158,
Long Dong Avenue,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel: 86 21 5884 3000
Fax: 86 21 5884 3001

Infosys Technologies (Shanghai) Company Limited

Shanghai
Room 304, Building 1, Xintianxia,
Industrial City, Longping Road,
Bantian Street, Longgang District,
Shenzhen
Tel: 86 21 5884 4811

Infosys Technologies (Sweden) AB

Sweden

Östersund
Regus Ostersund,
Hamngatan 14, 831 34,
Ostersund, Sweden
Tel: 46 8 5050 2400
Fax: 46 8 5050 2401

Linköping
Regus Linkoping,
Teknikringen, 8, 583 30,
Linkoping, Mjardevi, Sweden
Tel: 46 8 5050 2400
Fax: 46 8 5050 2401

Infosys Technologies S. de R. L. de C. V.

Mexico

Monterrey
Corporativo Santa Maria,
No. 130 Boulevard Diaz Ordaz,
16th Floor, Col. Santa Maria,
Monterrey, Nuevo León,
Mexico CP 64650
Tel: 521 81 8850 9300
Fax: 521 81 8850 9301

Mexico City
Citi Center Building, Avenida,
Insurgentes Sur No. 1602, 12th Floor,
Colonia Crédito Constructor Mexico,
Distrito Federal, Mexico CP 03940
Tel: 52 55 1719 3100
Fax: 52 55 1719 3101

Lodestone Holding AG

Switzerland

Zurich
Obstgartenstrasse 27, Kloten,
Postfach 201, 8058 Zurich, Switzerland
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Panaya Inc.

United States

New Jersey
Continental Plaza,
411 Hackensack, Ave., 8th Floor,
Hackensack, NJ 07601
Tel: 1 201 212 6732

Subsidiaries of Infosys BPO Limited

Infosys BPO s.r.o

Czech Republic

Brno
Holandska 9, 63900, Brno
Tel: 420 542 212406
Fax: 420 543 236349

Infosys BPO (Poland) Sp. z o.o.

Poland

Łódź
Pomorska 106A, 91 402 Lodz
Tel: 48 42 278 15 00
Fax: 48 42 278 15 01

Infosys BPO S. de R.L. de C.V.

Mexico

Monterrey
16, Santa Maria Monterrey,
Monterrey Nuevo Leon 64650, Mexico

Infosys McCamish Systems LLC

United States

Atlanta
6425 Powers Ferry Road,
3rd Floor, Atlanta, GA 30339
Tel: 1 770 690 1500
Fax: 1 770 690 1800

Des Moines
500 SW 7th St. Suite 200,
Des Moines, IA 50309
Tel: 1 515 365 1236
Fax: 1 515 365 0236

Portland Group Pty. Limited

Australia

Brisbane
L18, Brisbane Club Tower,
241 Adelaide Street,
Brisbane, QLD 4000, Australia
Tel: 61 7 3009 8100
Fax: 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra Street,
South Yarra, VIC 3141, Australia
Tel: 61 3 8825 3899
Fax: 61 3 8825 3898

Perth
Level 1, 99 St. Georges Terrace,
Perth, WA 6000, Australia
Tel: 61 8 9254 9313
Fax: 61 8 9254 9388

Sydney
Level 8, 68 Pitt Street,
Sydney NSW 2000, Australia
Tel: 61 2 9210 4399
Fax: 61 2 9210 4398

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Subsidiaries of Lodestone Holding AG

Lodestone Management Consultants GmbH

Austria

Vienna
Thaliastrasse 85,
1160 Vienna, Austria

Lodestone Management Consultants AG

Australia

Canberra
Level 3, 10 Hobart Place,
Canberra ACT 2601

Hong Kong
01-03, 66 / F, The Centre,
99 Queen's Road Central, Hong Kong
Tel : 852 3965 3350
Fax: 852 3965 3222

Switzerland

Zurich
Obstgartenstrasse 27, Kloten,
Postfach 201, 8058 Zurich, Switzerland
Tel : 41 44 434 11 00
Fax: 41 44 434 11 01

Basel
Innere Margarethenstrasse 5,
5th Floor, 4051 Basel, Switzerland
Tel : 41 61 204 45 45
Fax: 41 61 204 45 00

Sweden
Stureplan 4C, 4TR 114 35,
Stockholm, Sweden
Tel : 48 6 5050 2400
Fax: 852 3965 3222

Lodestone Management Consultants SAS

France

Paris
155, Boulevard Haussmann,
75008 Paris, France

Lodestone Management Consultants GmbH

Germany

Garching
Parkring 2, 85748 Garching b.,
München, Germany
Tel : 49 89 30 76 67 60
Fax: 49 89 30 76 67 6 99

Lodestone Management Consultants Pty. Limited

Australia

Melbourne
Level 12, 459 Little Collins Street,
Melbourne, VIC 3000, Australia
Tel: 61 3 9606 2700

Sydney
Level 10, 77 Pacific Highway,
P.O. Pox 1885,
North Sydney, NSW 2060, Australia
Tel: 61 2 8912 1500
Fax: 61 2 8912 1555

Lodestone Management Consultants BV

The Netherlands

Amsterdam
World Trade Center, H-Tower
23rd Floor, Zuidplein 190, 1077 XV,
Amsterdam,
The Netherlands
Tel: 31 20 796 5515
Fax: 31 20 796 5501

Lodestone Management Consultants sp. z o. o.

Poland

Wrocław
ul. Klecinska 125, 54-413,
Wroclaw, Poland
Tel: 48 71 798 57 10
Fax: 48 71 798 57 11

Lodestone Management Consultants Portugal Unipessoal, LDA

Portugal

Lisboa
Rua Rodrigo da Fonseca 82,
2° Esquerdo, 1250-193 Lisboa
Portugal

Hafner Bauer & Ödman GmbH

Switzerland

Zurich
Obstgartenstrasse 27, Kloten,
Postfach 201,
8058 Zurich, Switzerland
Tel: 41 44 434 11 00
Fax: 41 44 434 11 01

Lodestone Management Consultants (Belgium) S. A.

Belgium

Brussels
Industriepark Dobbelenberg,
Metrologielaan 10,
1130 Brussels, Belgium
Tel : 32 2 609 55 30
Fax : 32 2 609 55 40

SC Lodestone Management Consultants S.R.L.

Romania

Bucharest
12D Samuil Vulcan Street,
5th District, Building A,
RO-051702, Bucharest, Romania
Tel : 40 31 100 89 79/80
Fax : 40 21 202 31 00

Lodestone Management Consultores Ltda

Brazil

São Paulo
Rua Quintana, n° 887, 3o. Andar,
SP - CEP : 04569-011,São Paulo, Brazil,
Tel : 55 11 5102 4252
Fax : 55 11 5102 3776

Lodestone Management Consultants China Co., Ltd.

China

Shanghai
Room 2301, Lu Jia Zui Plaza,
1600 Century Avenue, Pu Dong District,
Shanghai 200122, China
Tel : 86 21 6035 5200
Fax : 86 21 6035 5211

Lodestone Management Consultants Inc.

United States

Atlanta
5 Concourse Parkway, Suite 3048,
Atlanta, GA 30328
Tel : 1 770 391 2100
Fax : 1 770 391 2101

Lodestone Management Consultants s.r.o.

Czech Republic

Prague
Klimentská 46, 110 02 Prague 1,
Czech Republic
Tel: 420 222 191 211
Fax: 420 222 191 200

Lodestone Management Consultants S.R.L.

Argentina

Buenos Aires
Avenida Leandro N. Alem 518, 2nd Floor,
Ciudad Autonoma de Buenos Aires,
C1001AAN, Buenos Aires, Argentina
Tel: 54 11 5556 5739/40
Fax: 54 11 5556 5901

Lodestone Management Consultants Ltd.

United Kingdom

London
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP,
United Kingdom
Tel: 44 20 7715 3300
Fax: 44 20 7715 3301

Lodestone Management Consultants Pte Ltd.

Singapore
Level 43, Unit 02, Suntec Tower 2,
9 Temasek Boulevard,
Singapore 038989
Tel: 65 6572 84 00
Fax: 65 6572 84 05

Subsidiary of Lodestone Management Consultants AG

Lodestone Augmentis AG

Switzerland

Basel
Innere Margarethenstrasse 5,
5th Floor, 4051 Basel, Switzerland
Tel: 41 61 204 45 45
Fax: 41 61 204 45 00

Subsidiaries of Panaya Inc.

Panaya Ltd.

Israel
14 Hacharoshet Street,
Raanana 43657, Israel
Tel : 972 9761 8000
Fax: 972 9746 7901

Panaya GmbH

Germany
Albert-Nestler-Str. 10,
76131 Karlsruhe, Germany
Tel: 49 721 7540 6298
Fax: 49 721 7540 7825

Panaya Japan Co. Ltd.

Japan

Tokyo
Ginza Fugetsudo Bldg. 3F 6-6-1 Ginza,
Chuo-ku, Tokyo,
104-0061 Japan
Tel : 81 3 6215 8851

Panaya Pty. Ltd.

Australia

Melbourne
Level 8, 350 Collins Street, Melbourne,
Victoria, 3000, Australia

Creative concept and design by Communication Design Group, Infosys Limited.

Notes

Safe Harbor

This Annual Report contains 'forward-looking statements', that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the 'Outlook, risks and concerns' section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances unless required to do so by law.


PREDICTIVE MAINTENANCE
INFRASTRUCTURE MANAGEMENT
AUTOMATION

www.infosys.com

To read the report online :
http://www.infosys.com/AR-2015

The Annual Report is printed on 100% recycled paper certified by the UK-based National Association of Paper Merchants (NAPM) and Germany-based Blue Angel.